The information in this preliminary prospectus supplement and the accompanying prospectus, which relate to an effective registration statement under the Securities Act of 1933, as amended, is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus do not constitute an offer to sell, nor do they seek an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-164395
SUBJECT TO COMPLETION DATED MARCH 22, 2010

Preliminary Prospectus Supplement
(To Prospectus dated March 11, 2010)

6,000,000 Shares of Common Stock

The selling stockholders identified in this prospectus supplement are offering 6,000,000 shares of our common stock. We will not receive any of the proceeds from the shares of common stock sold in this offering. Our common stock trades on the NASDAQ Global Market under the symbol “CATM.” The last reported sale price of our common stock on March 18, 2010 was $10.32 per share.

Investing in our common stock involves a high degree of risk. You should read this prospectus supplement and the accompanying prospectus carefully before you make your investment decision. See “Risk Factors” beginning on page S-9 of this prospectus supplement, as well as the documents we file with the Securities and Exchange Commission that are incorporated by reference herein for more information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful and complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to the selling stockholders	$	$

The underwriters may also purchase up to an additional 900,000 shares from the selling stockholders, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments, if any.

The underwriters expect to deliver the shares to purchasers on or about          , 2010.

Joint Book-Running Managers

Piper Jaffray	UBS Investment Bank

Co-Managers

William Blair & Company	SunTrust Robinson Humphrey

The date of this prospectus supplement is          , 2010.

Prospectus Supplement

Prospectus

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any free writing prospectuses we may provide to you in

S-i

connection with this offering. We and the selling stockholders have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We and the selling stockholders are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus supplement, the accompanying prospectus, the documents incorporated by reference herein and any free writing prospectuses we may provide to you in connection with this offering is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission (“SEC”) using a “shelf” registration process. We are providing information to you about this offering in two parts. The first part is this prospectus supplement, which describes the specific terms of the securities that the selling stockholders are offering and also adds to, updates or changes information contained in the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus. The second part is the accompanying prospectus, including the documents incorporated by reference, which provides you with more general information, some of which may not apply to this offering and some of which may have been supplemented or superseded by information in this prospectus supplement or documents incorporated or deemed to be incorporated by reference into this prospectus supplement that we filed with the SEC subsequent to the date of the prospectus. Before you invest in our securities, you should carefully read this prospectus supplement and the accompanying prospectus and the additional information described under the heading “Documents Incorporated by Reference.”

Unless the context requires otherwise, all references in this prospectus to “Cardtronics,” “we,” “us” and “our” refer to Cardtronics, Inc. and its subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any documents filed by us with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our filings with the SEC are also available to the public from commercial document retrieval services and at the SEC’s website at http://www.sec.gov.

We also make available free of charge on our Internet website at http://www.cardtronics.com all of the documents that we file with the SEC as soon as reasonably practicable after we electronically file such material with the SEC. Information contained on our website is not incorporated by reference into this prospectus and you should not consider information contained on our website as part of this prospectus.

DOCUMENTS INCORPORATED BY REFERENCE

We “incorporate by reference” information into this prospectus supplement, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus supplement, except for any information superseded by information contained expressly in this prospectus supplement, and the information that we file later with the SEC will automatically supersede this information. You should not assume that the information in this prospectus supplement is current as of any date other than the date on the front page of this prospectus supplement.

We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) (excluding any information furnished and not filed with the SEC), including all such documents that we may

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file with the SEC after the date of this prospectus supplement, until all offerings of any securities registered hereby are completed:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “2009 Form 10-K”), including information specifically to be incorporated by reference into our Form 10-K from our definitive proxy statement to be prepared in connection with the 2010 Annual Meeting of Stockholders to be held on June 15, 2010;

•	Current Report on Form 8-K filed on January 22, 2010;

•	Current Report on Form 8-K filed on January 27, 2010;

•	Current Report on Form 8-K filed on February 8, 2010;

•	Current Report on Form 8-K filed on March 8, 2010; and

•	Current Report on Form 8-K filed on March 22, 2010.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus supplement will be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus supplement modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

You may request a copy of any document incorporated by reference in this prospectus supplement and any exhibit specifically incorporated by reference in those documents, at no cost, by writing or telephoning us at the following address or phone number:

Cardtronics, Inc.
Attention: Chief Financial Officer
3250 Briarpark Drive, Suite 400
Houston, Texas 77042
(832) 308-4000

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

The information in this prospectus supplement and in the documents incorporated by reference includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Exchange Act. The words “project,” “believe,” “expect,” “anticipate,” “intend,” “contemplate,” “foresee,” “would,” “could,” “plan” or other similar expressions are intended to identify forward-looking statements, which are generally not historical in nature. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we currently anticipate. All comments concerning our expectations for future revenues and operating results are based on our forecasts for our existing operations and do not include the potential impact of any future acquisitions. Our forward-looking statements involve significant risks and uncertainties (some of which are beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections.

Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, those summarized below:

•	our financial outlook and the financial outlook of the ATM and financial services industry;

•	our ability to expand our bank branding and surcharge-free service offerings;

•	our ability to provide new ATM solutions to financial institutions;

•	our vault cash rental needs, including potential liquidity issues with our vault cash providers;

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•	the implementation of our corporate strategy;

•	our ability to compete successfully with our competitors;

•	our financial performance;

•	our ability to strengthen existing customer relationships and reach new customers;

•	our ability to meet the service levels required by our service level agreements with our customers;

•	our ability to pursue and successfully integrate acquisitions;

•	our ability to expand internationally;

•	our ability to prevent security breaches;

•	changes in interest rates, foreign currency rates and regulatory requirements; and

•	the additional risks we are exposed to in our armored courier operations.

The information contained in this prospectus supplement, including the information set forth under the heading “Risk Factors,” identifies factors that could affect our operating results and performance. When considering forward-looking statements, you should keep in mind these factors and other cautionary statements in this prospectus supplement and in the documents incorporated herein by reference. Should one or more of the risks or uncertainties described above or elsewhere in this prospectus supplement or in the documents incorporated by reference occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements. We urge you to carefully consider those factors, as well as factors described in our reports filed from time to time with the SEC and other announcements we make from time to time.

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SUMMARY

This summary highlights selected information about us and this offering, including information appearing elsewhere in this prospectus supplement, the accompanying prospectus, and the documents incorporated by reference herein, and does not contain all of the information that you should consider in making your investment decision. You should read this summary together with the more detailed information appearing elsewhere in this prospectus supplement, as well as the information in the accompanying prospectus and in the documents incorporated by reference or deemed incorporated by reference into this prospectus supplement or the accompanying prospectus. You should carefully consider, among other things, the matters discussed in the sections titled “Risk Factors” on page S-9 of this prospectus supplement and in our 2009 Form 10-K. In addition, certain statements include forward-looking information that involves risks and uncertainties. See “Cautionary Statement Concerning Forward-Looking Statements” on page S-iii of this prospectus supplement.

Our Company

Cardtronics, Inc. provides convenient automated consumer financial services through its network of automated teller machines (“ATMs”) and multi-function financial services kiosks. As of December 31, 2009, we operated over 33,400 devices throughout the United States (including Puerto Rico), the United Kingdom and Mexico, of which 68% were owned by us, making us the world’s largest non-bank owner of ATMs. Included within this number are approximately 2,200 multi-function financial services kiosks that, in addition to traditional ATM functions such as cash dispensing and bank account balance inquiries, perform other consumer financial services, including bill payments, check cashing, remote deposit capture (which represents deposits taken using electronic imaging at ATMs not physically located at a bank), and money transfers.

We often partner with large, nationally-known retail merchants under multi-year agreements to place our ATMs and kiosks within their store locations. In doing so, we provide our retail partners with an automated financial services solution that we believe helps attract and retain customers, and in turn, increases the likelihood that our devices will be utilized. Finally, we own and operate an electronic funds transfer (“EFT”) transaction processing platform that provides transaction processing services to our network of ATMs and financial services kiosks as well as ATMs owned and operated by third parties.

Historically, we have deployed and operated our devices under two distinct arrangements with our retail partners: Company-owned and merchant-owned arrangements. Under Company-owned arrangements, we provide the device and are typically responsible for all aspects of its operation, including transaction processing, procuring cash, supplies, and telecommunications as well as routine and technical maintenance. Under our merchant-owned arrangements, the retail merchant or the distributor owns the device and is usually responsible for providing cash and performing simple maintenance tasks, while we provide more complex maintenance services, transaction processing, and connection to the EFT networks. As of December 31, 2009, approximately 68% of our devices were Company-owned and 32% were merchant-owned. While we may continue to add merchant-owned devices to our network as a result of acquisitions and internal sales efforts, our focus for internal growth remains on expanding the number of Company-owned devices in our network due to the higher margins typically earned and the additional revenue opportunities available to us under Company-owned arrangements.

We partner with leading national financial institutions to brand selected ATMs and financial services kiosks within our network, including Citibank, N.A., HSBC Bank USA, N.A., JPMorgan Chase Bank, N.A., SunTrust Banks, Inc. and Sovereign Bank. As of December 31, 2009, approximately 11,100 of our Company-owned devices were under contract with financial institutions to place their logos on those machines, thus providing convenient surcharge-free access for their banking customers. We also own and operate the Allpoint network, which we believe is the largest surcharge-free ATM network within the United States (based on the number of participating ATMs). The Allpoint network, which has approximately 1,200 card issuer participants and more than 37,000 participating ATMs, including a majority of our ATMs in the United States and all of our ATMs in the United Kingdom, provides surcharge-free ATM access to customers of participating financial institutions that lack a significant ATM network. Allpoint also works with financial institutions that manage prepaid debit card programs on behalf of corporate entities and governmental agencies, including general purpose, payroll, and electronic benefits transfer cards. Under these programs, the issuing financial institutions pay Allpoint a fee per card or per transaction in return for allowing the users of those cards surcharge-free access to Allpoint’s participating ATM network.

More recently, we have started offering a managed services solution to retailers and financial institutions that may prefer to maintain ownership of their ATM fleets, but are looking for us to handle some or all of the operational aspects associated with operating and maintaining those fleets. Under these types of arrangements, we will typically receive a fixed monthly management fee in return for providing certain services, including monitoring, maintenance, customer service, and cash management. Additionally, we will typically charge a per-transaction fee for any transaction processing services we provide under these arrangements.

Our revenues are recurring in nature and historically have been primarily derived from transaction fees, which are paid by cardholders, and interchange fees, which are paid by the cardholder’s financial institution for the use of the devices serving customers and the applicable EFT network that transmits data between the device and the cardholder’s financial institution. We generate additional revenues by branding our devices with the logos of leading national banks and other financial institutions, and by collecting fees from financial institutions that participate in the Allpoint surcharge-free ATM network.

Our Market Opportunity

We believe that the following industry factors result in an increased market opportunity for us:

•	the dollar volume of cash used in the United States economy is large and growing;

•	United States banks are seeking to increase customer touch points in a cost-effective manner, and provide convenient, surcharge-free access to ATMs;

•	there has been a recent proliferation in the number of prepaid debit cards, especially in the United States, that can be used at our ATMs;

•	recent increases in the fees charged by large United States financial institutions for non-customers to use their ATMs have provided us with an opportunity to increase the fees we charge on our ATMs and increased the value proposition of our Allpoint surcharge-free network;

•	demand for automated consumer financial services beyond basic banking services continues to increase;

•	outsourcing by financial institutions of non-core operations such as the management of their ATM fleets could provide us with additional revenue opportunities; and

•	the continuing under-penetration of ATMs in many international markets.

Our Competitive Strengths

Leading Market Position.  We are the world’s largest non-bank owner of ATMs. As of December 31, 2009, we operated over 33,400 ATMs, including approximately 2,200 multi-function financial services kiosks, located throughout the United States (including Puerto Rico), the United Kingdom, and Mexico, of which 68% were owned by us. We estimate that approximately 90% of the United States population lives within five miles of one of the devices operated by us. We believe the breadth of our global footprint would be difficult to replicate and represents a significant competitive advantage, as well as a barrier to entry for potential competitors.

Leading ATM Debit Network.  We have created one of the largest ATM debit networks in the United States. Our network leverages our customer relationships with well-known retailers and issuers of debit and prepaid debit cards, including leading national financial institutions and prepaid debit card companies. We operate the Allpoint network, which we believe is the largest surcharge-free network of ATMs in the United States based on the number of participating ATMs. Our network has enabled us to create new revenue streams, including bank branding and surcharge-free network revenues. As a result of the scale and reach of our network, we believe we benefit from significant network effects as evidenced by our growth in transactions per device. For the three years ended December 31, 2009, our worldwide monthly transactions per device grew from 729 to 966, representing a compounded annual growth rate of approximately 15%.

Multi-Year Contracts with Leading Retail Merchants.  We have developed significant relationships with leading national and regional retail merchants within the United States (including Puerto Rico), the United Kingdom, and Mexico. These merchants typically operate high-traffic locations, which we have found to result in increased transaction activity and profitability. Our long-term retail merchant relationships can provide opportunities for us to deploy devices in additional locations of those retailers that do not currently have an ATM, and new locations opened by those retailers in the future. Our contracts with our retail merchant customers are typically multi-year arrangements with an initial targeted term of seven years. As of December 31, 2009, our contracts with our top ten retail merchant customers (based on 2009 revenues) had a weighted average remaining life of 5.7 years. In addition, our top ten retail merchant customers have worked with us, including the businesses we have acquired, for an average of over nine years and eight of these contracts have been renewed or extended since they were originally acquired. We believe our retail merchant customers value our high level of service, our 24-hour per day monitoring and accessibility, and that our devices in the United States are on-line and able to serve customers an average of 99.1% of the time.

Proprietary Transaction Processing Platform.  We believe that our proprietary EFT transaction processing platform sets us apart from our competitors. Our platform manages the transaction processing services to our network of devices as well as ATMs owned and operated by third parties, substantially reducing the incremental cost to process a transaction. Our transaction processing platform also gives us the ability to control the content of the information appearing on the screens of our devices as well as those devices that we process on behalf of financial institutions and retailers.

Recurring and Stable Revenues and Operating Cash Flows.  The long-term contracts that we enter into with our retail merchant partners provide us with relatively stable, recurring revenue streams. Additionally, our branding arrangements and surcharge-free network contracts provide us with additional revenues under long-term contracts that are generally not based on the number of transactions per device. For the year ended December 31, 2009, we derived approximately 98% of our total revenues from recurring transactions, branding, and surcharge-free fees, as well as other access fees generated through the provision of additional automated consumer financial services. Our recurring and stable revenue base, relatively low and predictable maintenance capital expenditure requirements, and minimal working capital requirements, allow us to generate operating cash flows to service our indebtedness and invest in future growth initiatives.

Efficient, Scalable Infrastructure and Operations.  We believe the size of our ATM network combined with our operating infrastructure allows us to drive substantial economies of scale. Our infrastructure allows us to expand our operations without proportionally increasing our fixed and semi-fixed costs. The scale of our operations provides us with a competitive advantage in operating our own fleet, negotiating with third-party service providers, acquiring new ATM portfolios, and providing cost effective managed services solutions to financial institutions and large retailers. We believe that the operating efficiencies that result from our scale provide us with a significant cost advantage over our competitors. Our ATM operating gross profit margin (exclusive of depreciation, accretion and amortization) has increased from 22.9% in 2007 to 30.9% in 2009.

Experienced Management Team.  Our management team has significant financial services, network, and payment processing-related experience. Our team is led by Steven A. Rathgaber, our recently hired Chief Executive Officer, who has over 32 years of broad payment product and network experience. Our management team has augmented the organic growth of our business by successfully identifying and integrating a number of acquired businesses, both in the United States and internationally, that have expanded our network and the products and services we offer. We believe the strength and expertise of our management team helps us attract new retail merchant customers and provides us with increased acquisition, bank branding, and managed services opportunities, thereby contributing significantly to our growth.

Our Growth Strategy

Our growth strategy is to expand and enhance our position as a leading provider of automated consumer financial services in the United States, the United Kingdom and Mexico; to leverage our existing ATM network with products and services that increase our revenues per ATM; to become a significant provider of managed services to financial institutions and retailers with significant ATM and financial services kiosk networks; and to further expand our network and service offerings into select international markets. In order to execute this strategy, we will endeavor to:

Expand our Network of Devices with Leading Merchants.  We believe that we have opportunities to further expand the number of ATMs and financial services kiosks that we own and/or operate with leading merchants. With respect to our existing merchants, we have two principal opportunities to increase the number of deployed devices: first, by deploying devices in existing merchant locations that currently do not have a device, but where consumer traffic volumes and anticipated returns justify installing a device; and second, as our merchants open new locations, by installing devices in those locations. With respect to new merchant customers, we believe our expertise, national footprint, strong record of customer service, and significant scale position us to successfully market to, and enter into long-term contracts with, additional leading national and regional merchants.

Expand our Relationships with Leading Financial Institutions.  We believe we are well-positioned to work with financial institutions to fulfill many of their ATM and automated consumer financial services requirements. Our services currently offered to financial institutions include branding our ATMs with their logos and providing surcharge-free access to their customers, as well as managing their off-premise ATMs (i.e., ATMs not located in a bank branch). In addition, our EFT transaction processing capabilities provide us with the ability to provide customized control over the content of the information appearing on the screens of our ATMs and ATMs we process for financial institutions, which we believe increases the types of products and services that we are able to offer to financial institutions. In the United Kingdom, our armored courier operation, coupled with our existing in-house engineering and EFT transaction processing capabilities, provides us with a full suite of services that we can offer to financial institutions in that market.

Continue to Capitalize on Surcharge-Free Network and Prepaid Debit Card Opportunities.  We plan to continue pursuing opportunities with respect to our surcharge-free network offerings, where financial institutions pay us to allow their customers surcharge-free access to our ATM network on a non-exclusive basis. We believe surcharge-free arrangements will enable us to increase transaction counts and profitability on our existing machines. We also plan to pursue additional opportunities to work with financial institutions that issue and sponsor prepaid debit card programs. We believe that these programs represent significant transaction growth opportunities for us, as many users of prepaid debit cards do not have bank accounts, and consequently, have historically not been able to utilize our existing ATMs and financial services kiosks.

Pursue International Growth Opportunities.  We have invested significant amounts of capital in the infrastructure of our United Kingdom and Mexico operations, and we plan to continue to selectively increase the number of our ATMs in these markets by increasing the number of machines deployed with our existing customer base, as well as adding new merchant customers. Additionally, we plan to expand our operations into selected international markets where we believe we can leverage our operational expertise, EFT transaction processing platform, and scale advantages. In particular, we expect to target high growth, emerging markets where cash is the predominant form of payment, where off-premise ATM penetration is relatively low, and where we believe significant financial institution and/or retail managed services opportunities exist. We believe Central and Eastern Europe, Central and South America, and the Asia-Pacific regions are examples of international markets that meet these criteria.

Develop and Provide Additional Automated Consumer Financial Services.  Service offerings by ATMs have continued to evolve over time. Certain ATM models are now capable of providing numerous automated consumer financial services, including bill payments, check cashing, remote deposit capture, and money transfers. Certain of our devices are capable of, and currently provide, these types of services. We believe these non-traditional consumer financial services offered by our devices, and other machines that we or others may develop, provide us with additional growth opportunities as retailers and financial institutions seek to provide additional convenient automated financial services to their customers.

The Offering

Common stock offered by the selling stockholders	6,000,000 shares

Common stock to be outstanding after the offering	41,658,756 shares

Overallotment option	The selling stockholders have granted the underwriters the right to purchase up to an additional 900,000 shares to cover overallotments, if any, within 30 days from the date of this prospectus.

Use of proceeds	We will not receive any of the proceeds from this offering.

Dividend policy	We do not currently and do not expect to pay dividends on our common stock for the foreseeable future.

NASDAQ Global Market symbol for our common stock	CATM

Risk Factors	Investing in our common stock involves risks. See “Risk Factors” beginning on page S-9 of this prospectus supplement for a discussion of factors that you should carefully consider before deciding to invest in shares of our common stock.

The number of shares of common stock outstanding after this offering is based on 41,658,756 shares of common stock outstanding as of March 15, 2010 and excludes:

•	3,763,487 shares of common stock issuable upon the exercise of stock options outstanding as of March 15, 2010, at a weighted average exercise price of $8.44; and

•	584,777 shares of common stock reserved for issuance under our 2007 equity incentive compensation plan.

Unless otherwise indicated, all information in this prospectus supplement assumes no exercise of the underwriters’ overallotment option.

Summary Selected Financial Data

The following tables set forth a summary of selected historical financial data derived from our consolidated financial statements. The financial information presented below is not necessarily indicative of results to be expected in any future period. Future results could differ materially from historical levels due to many factors, including, but not limited to, those discussed in “Risk Factors” in this prospectus supplement. You should read the information set forth below in conjunction with all information included and incorporated by reference in this prospectus supplement, including our historical consolidated financial statements and notes to those statements from our Annual Report on Form 10-K for the year ended December 31, 2009.

	For the Years Ended December 31,
	2007	2008	2009
	(In thousands, except share and per share information, number of devices, and transactions per device)

Consolidated Statements of Operations Data:
ATM operating revenues	$365,322	$475,800	$483,138
Total revenues	378,298	493,014	493,353
Gross profit (exclusive of depreciation, accretion, and amortization expense)(1)	84,651	114,473	148,879
Income (loss) from operations(2)	7,158	(38,118)	43,000
Net income (loss)(2)	(27,857)	(72,397)	5,771
Net income (loss) attributable to controlling interests and available to common stockholders(2)(3)	(63,753)	(71,375)	5,277
Share and Per Share Data:
Basic and diluted net income (loss) per common share	$(4.13)	$(1.84)	$0.13
Basic weighted average shares outstanding	15,423,744	38,800,782	39,244,057
Diluted weighted average shares outstanding	15,423,744	38,800,782	39,896,366
Consolidated Balance Sheet Data:
Total cash and cash equivalents	$13,439	$3,424	$10,449
Total assets	590,737	480,828	460,404
Total long-term debt and capital lease obligations, including current portion	310,744	347,181	307,287
Total stockholders’ equity (deficit)	106,720	(19,750)	(1,290)
Other Financial Data (Unaudited):
Adjusted EBITDA(4)	$60,582	$81,939	$110,376
Capital expenditures, excluding acquisitions(5)	70,959	60,133	26,031
Interest expense, net	29,523	31,090	30,133
Operating Data (Unaudited):
Average number of transacting Company-owned devices(6)	20,732	22,215	22,871
Average number of total transacting devices(6)	28,277	32,856	33,059
Total transactions	247,270	354,391	383,323
Total cash withdrawal transactions	166,248	228,306	244,378
Amounts per device per month:
ATM operating revenues	$1,076	$1,207	$1,218
Cost of ATM operating revenues (exclusive of depreciation, accretion, and amortization)(7)(8)	829	921	842

ATM operating gross profit(9)	$247	$286	$376

ATM operating gross profit margin (exclusive of depreciation, accretion, and amortization)(7)	22.9%	23.7%	30.9%
Total transactions	729	899	966
Total cash withdrawal transactions	490	579	616

(1)	“Gross Profit” amounts exclude depreciation, accretion, and amortization expense of $43.1 million, $52.4 million, and $51.5 million for the years ended December 31, 2007, 2008 and 2009, respectively.

(2)	For the year ended December 31, 2008, amounts include a $50.0 million goodwill impairment charge associated with our United Kingdom operations.

(3)	For the year ended December 31, 2007, net loss attributable to controlling interests and available to common stockholders reflects a $36.0 million one-time, non-cash charge associated with the conversion of our Series B redeemable convertible preferred stock into shares of common stock in conjunction with our initial public offering in December 2007, and the accretion of issuance costs associated with the Series B redeemable convertible preferred stock.

(4)	Adjusted EBITDA represents net income (loss) before interest expense, income tax expense, and depreciation, accretion and amortization expense, as well as adjustments for certain non-cash and non-recurring items, as defined in our revolving credit facility. For the year ended December 31, 2008, Adjusted EBITDA also excluded a $50.0 million impairment charge of the goodwill associated with our United Kingdom operation. This charge has been excluded as goodwill and associated write-downs would be company-specific and management believes the inclusion of such a charge in Adjusted EBITDA would not contribute to its understanding of the operating results and effectiveness of its business. Adjusted EBITDA, as we define it, may not be comparable to similarly titled measures employed by other companies and is not a measure of performance calculated in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). Adjusted EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating, investing, and financing activities or other income or cash flow statement data prepared in accordance with U.S. GAAP.

We believe Adjusted EBITDA is useful to an equity investor in evaluating our operating performance because:

•	it is used by investors to measure a company’s operating performance without regard to items such as interest expense, depreciation, accretion, and amortization, which can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired; and

•	it helps investors to more meaningfully evaluate and compare the results of our operations from period to period by removing the impact of our capital structure and asset base from our operating results.

Our management uses Adjusted EBITDA:

•	as a measure of operating performance because it assists them in comparing our performance on a consistent basis as it removes the impact of our capital structure and asset base from our operating results;

•	as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations;

•	to assess compliance with financial ratios and covenants included in our credit agreement;

•	in communications with lenders concerning our financial performance; and

•	as a performance measure by which our management is evaluated and compensated.

Management compensates for the limitations of Adjusted EBITDA as an analytical tool by reviewing the comparable U.S. GAAP measures, understanding the differences between the measures, and incorporating this knowledge into management’s decision-making process.

The following table provides a reconciliation of Adjusted EBITDA to net income (loss), its most directly comparable U.S. GAAP financial measure, for each of the periods presented:

	Years Ended December 31,
	2007	2008	2009
	(In thousands)

Net income (loss) attributable to controlling interests	$(27,481)	$(71,375)	$5,277
Income tax expense	4,477	989	4,245
Interest expense, including amortization of deferred financing costs and bond discounts	31,164	33,197	32,528
Goodwill impairment charge	—	50,003	—
Amortization expense	18,870	18,549	18,916
Depreciation and accretion expense	26,781	39,164	39,420

EBITDA	$53,811	$70,527	$100,386

	Years Ended December 31,
	2007	2008	2009
	(In thousands)

Add back:
Loss on disposal of assets	$2,485	$5,807	$6,016
Other expense	(626)	93	(982)
Noncontrolling interest	(169)	(1,633)	(1,281)
Stock-based compensation expense	1,050	3,516	4,620
Adjustments to cost of ATM operating revenues(a)	3,236	2,911	154
Adjustments to selling, general, and administrative expenses(a)	795	718	1,463

Adjusted EBITDA	$60,582	$81,939	$110,376

(a)	Adjustments to cost of ATM operating revenues for 2007 and 2008 primarily consisted of costs associated with the conversion of our ATMs over to our in-house EFT processing platform and, in 2008, start-up costs associated with our in-house armored operation in the United Kingdom. Adjustments to selling, general, and administrative expenses primarily consisted of litigation settlement costs in 2007, the write-off of certain acquisition-related costs in 2008, and the recognition of $1.2 million in severance costs associated with the departure of our former Chief Executive Officer in 2009.

(5)	Capital expenditure amounts for Cardtronics Mexico are reflected gross of any noncontrolling interest amounts.

(6)	The historical 2007 average number of transacting Company-owned devices and total transacting devices include the devices acquired in our acquisition of the 7-Eleven, Inc. financial services business beginning from the acquisition date (July 20, 2007) and continuing through the end of the year.

(7)	Excludes effects of depreciation, accretion, and amortization expense of $43.1 million, $52.4 million, and $51.5 million for the years ended December 31, 2007, 2008, and 2009, respectively. The inclusion of this depreciation, accretion, and amortization expense in “Cost of ATM operating revenues” would have increased our cost of ATM operating revenues per ATM per month and decreased our ATM operating gross profit per ATM per month by $127, $133, and $130 for the years ended December 31, 2007, 2008, and 2009, respectively. Additionally, our ATM operating gross profit margin would have been 11.1%, 12.7%, and 20.2% for the years ended December 31, 2007, 2008, and 2009, respectively.

(8)	The decline in the Cost of ATM operating revenues per ATM per month from 2008 to 2009 was due to foreign currency exchange rate movements between the two periods, lower vault cash interest costs, and other operating cost reductions as a result of better pricing terms under the renegotiated contracts with our maintenance and armored service providers.

(9)	ATM operating gross profit is a measure of profitability that uses only the revenue and expenses that related to operating the ATMs. The revenue and expenses from ATM equipment sales and other ATM-related services are not included.

RISK FACTORS

Investing in our common stock involves risks. You should carefully considering the risks described below together with the other information contained in, or incorporated by reference into, this prospectus supplement, before you decide to buy the common stock offered by this prospectus supplement. We believe that the risks and uncertainties described below are the material risks and uncertainties facing us. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us. If any of the following risks occur, our business, financial condition, results of operations or future growth prospects could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose some or all of your investment.

Risks Related to Our Business

We depend on ATM and financial services transaction fees for substantially all of our revenues, and our revenues and profits would be reduced by a decline in the usage of our ATMs and financial services kiosks or a decline in the number of devices that we operate, whether as a result of global economic conditions or otherwise.

Transaction fees charged to cardholders and their financial institutions for transactions processed on our ATMs and financial services kiosks, including surcharge and interchange transaction fees, have historically accounted for most of our revenues. We expect that transaction fees, including fees we receive through our bank branding and surcharge-free network offerings, will continue to account for a substantial majority of our revenues for the foreseeable future. Consequently, our future operating results will depend on (i) the continued market acceptance of our services in our target markets, (ii) maintaining the level of transaction fees we receive, (iii) our ability to install, acquire, operate, and retain more devices, (iv) continued usage of our devices by cardholders, and (v) our ability to continue to expand our surcharge-free and other consumer financial services offerings. If alternative technologies to our services are successfully developed and implemented, we will likely experience a decline in the usage of our devices. Surcharge fees, which are determined through negotiations between us and our merchant partners, could be reduced over time. Further, growth in surcharge-free ATM networks and widespread consumer bias toward these networks could adversely affect our revenues, even though we maintain our own surcharge-free offerings. Many of our devices are utilized by consumers that frequent the retail establishments in which our devices are located, including convenience stores, malls, grocery stores, and other large retailers. If there is a significant slowdown in consumer spending, and the number of consumers that frequent the retail establishments in which we operate our devices declines significantly, the number of transactions conducted on those devices, and the corresponding transaction fees we earn, may also decline.

Although we experienced an increase in our monthly ATM operating revenues per device during 2009, we cannot assure you that our transaction revenues will not decline in the future. A decline in usage of our devices by cardholders or in the levels of fees received by us in connection with this usage, or a decline in the number of devices that we operate, would have a negative impact on our revenues and would limit our future growth.

In the United States, the proliferation of payment options other than cash, including credit cards, debit cards, and prepaid debit cards, could result in a reduced need for cash in the marketplace and a resulting decline in the usage of our ATMs.

The United States has seen a shift in consumer payment trends since the late 1990s, with more customers now opting for electronic forms of payment (e.g., credit cards and debit cards) for their in-store purchases over traditional paper-based forms of payment (e.g., cash and checks). Additionally, merchants are now offering free cash back at the point-of-sale for customers that utilize debit cards for their purchases, thus providing an additional incentive for consumers to use these cards. According to the Nilson Report from 2003 to 2008, cash transaction counts declined from approximately 41% of all payment transactions in 2003 to approximately 34% in 2008, with declines also seen in checks usage as credit and debit card transactions increased. However, in terms of absolute dollar value, the volume of cash used in payment transactions increased from $1.3 trillion in 2003 to $1.6 trillion in 2008. Furthermore, during 2009, we saw an increase in the number of cash withdrawal transactions conducted on our domestic ATMs, in part due to the proliferation of prepaid debit cards, thus implying a continued demand for cash and convenient, reliable access to that cash. Regardless, the continued growth in electronic payment methods could result in a reduced need for cash in the marketplace and ultimately, a decline in the usage of our ATMs.

Interchange fees, which comprise a substantial portion of our transaction revenues, may be lowered at the discretion of the various EFT networks through which our transactions are routed, or through potential regulatory changes, thus reducing our future revenues.

Interchange fees, which represented approximately 31% of our total ATM operating revenues for the year ended December 31, 2009, are set by the various EFT networks through which transactions conducted on our devices are routed. Interchange fees are set by each network and typically vary from one network to the next. Additionally, certain EFT networks, primarily Visa and MasterCard, have recently increased their transaction fees charged to ATM operators for transactions routed through their networks, thereby offsetting a portion of the interchange fees received by the ATM operators. Accordingly, if some or all of the networks through which our ATM transactions are routed were to reduce the interchange rates paid to us or increase their transaction fees charged to us for routing transactions across their network, or both, our future transaction revenues and related profits would decline. Additionally, some federal officials have expressed concern that consumers using an ATM may not be aware that in addition to paying the surcharge fee that is disclosed to them at the ATM, their financial institution may also assess an additional fee to offset any interchange fee assessed to the financial institution with regard to that consumer’s transaction. Any potential future legislation that affects the amount of interchange fees that can be assessed on a transaction may adversely affect our revenues. Historically, we have been successful in offsetting the effects of any such reductions in net interchange fees received by us through changes in our business. However, we can give no assurances that we will be successful in offsetting the effects of any future reductions in the interchange fees received by us, if and when they occur.

Deterioration in global credit markets could have a negative impact on financial institutions that we conduct business with.

We have a significant number of customer and vendor relationships with financial institutions in all of our key markets, including relationships in which those financial institutions pay us for the right to place their brands on our devices. Additionally, we rely on a small number of financial institution partners to provide us with the cash that we maintain in our Company-owned devices. Turmoil in the global credit markets in the future, such as the one recently experienced, may have a negative impact on those financial institutions and our relationships with them. In particular, if the liquidity positions of the financial institutions with which we conduct business deteriorate significantly, these institutions may be unable to perform under their existing agreements with us. If these defaults were to occur, we may not be successful in our efforts to identify new branding partners and cash providers, and the underlying economics of any new arrangements may not be consistent with our current arrangements. Furthermore, if our existing bank branding partners or cash providers are acquired by other institutions with assistance from the Federal Deposit Insurance Corp. (“FDIC”), or placed into receivership by the FDIC, it is possible that our agreements may be rejected in part or in their entirety. If these situations were to occur, and we were unsuccessful in our efforts to enter into similar agreements, our future financial results would be negatively impacted.

Further consolidations within the banking industry may impact our branding relationships as existing branding customers are acquired by other, more stable financial institutions, some of which may not be existing branding customers.

In recent years, an unprecedented amount of consolidation unfolded within the United States banking industry. For example, Washington Mutual, which had over 950 ATMs branded with us, was acquired by JPMorgan Chase, an existing branding customer of ours, in 2008. Additionally, Wachovia, which had 15 high-transaction ATMs branded with us, was acquired by Wells Fargo, a bank that was not an existing branding customer of ours, at the end of 2008. Furthermore, in 2009, Sovereign Bank, which currently has over 1,150 ATMs branded with us, was acquired by Banco Santander, one of the largest banks in Europe. Although our branding contracts were largely unaffected by these transactions, we cannot assure you that they will remain unaffected by future consolidations that may occur within the banking industry, and in particular, our branding partners.

We rely on third parties to provide us with the cash we require to operate many of our devices. If these third parties were unable or unwilling to provide us with the necessary cash to operate our devices, we would need to locate alternative sources of cash to operate our devices or we would not be able to operate our business.

In the United States, we rely on Bank of America, N.A. (“Bank of America”), Wells Fargo, N.A. (“Wells Fargo”), and US Bancorp (“US Bank”) to provide us with the cash that we use in over 18,000 of our domestic devices where cash is not provided by the merchant (“vault cash”). In the United Kingdom, we rely on Alliance & Leicester Commercial Bank (“ALCB”) to provide us with the vault cash that we use in over 2,500 of our ATMs. Finally, S.A. Institución de Banca Multiple (“Bansi”) is our sole vault cash provider in Mexico and provides us with the cash that we use in over 2,300 of our ATMs in that market. Under our vault cash rental agreements with these providers, we pay a vault cash rental fee based on the total amount of vault cash that we are using at any given time. As of December 31, 2009, the balance of vault cash held in our United States, United Kingdom, and Mexico ATMs and financial services kiosks was approximately $895.4 million, $194.9 million, and $41.3 million, respectively.

Under our vault cash rental agreements, at all times during this process, beneficial ownership of the cash is retained by the cash providers, and we have no access or right to the cash except for those ATMs that are serviced by our wholly-owned armored courier operation in the United Kingdom. While our armored courier operation has physical access to the cash loaded in those machines, beneficial ownership of that cash remains with the cash provider at all times.

Our existing vault cash rental agreements expire at various times from March 2011 through December 2013. However, each provider has the right to demand the return of all or any portion of its cash at any time upon the occurrence of certain events beyond our control, including certain bankruptcy events of us or our subsidiaries, or a breach of the terms of our cash provider agreements. Other key terms of our agreements include the requirement that the cash providers provide written notice of their intent not to renew. Such notice provisions typically require a minimum of 180 to 360 days’ notice prior to the actual termination date. If such notice is not received, then the contracts will typically automatically renew for an additional one-year period. Additionally, our contract with one of our vault cash providers contains a provision that allows the provider to modify the pricing terms contained within the agreement at any time with 90 days prior written notice. However, in the event both parties do not agree to the pricing modifications, then either party may provide 180 days prior written notice of its intent to terminate.

If our vault cash providers were to demand return of their cash or terminate their arrangements with us and remove their cash from our devices, or if they fail to provide us with cash as and when we need it for our operations, our ability to operate our devices would be jeopardized, and we would need to locate alternative sources of vault cash. In the event this was to happen, the terms and conditions of the new or renewed agreements could potentially be less favorable to us, which would negatively impact our results of operations.

We derive a substantial portion of our revenue from devices placed with a small number of merchants. If one or more of our top merchants were to cease doing business with us, or to substantially reduce its dealings with us, our revenues could decline.

For the year ended December 31, 2009, we derived 49.0% of our total revenues from ATMs and financial services kiosks placed at the locations of our five largest merchant customers. For the year ended December 31, 2009, our top five merchants (based on our total revenues) were 7-Eleven, Inc. (“7-Eleven”), CVS Caremark Corporation (“CVS”), Walgreen Co. (“Walgreens”), Target Corporation (“Target”), and Hess Corporation (“Hess”). 7-Eleven, which is the single largest merchant customer in our portfolio, comprised approximately

31% of our total revenues for the year ended December 31, 2009. Accordingly, a significant percentage of our future revenues and operating income will be dependent upon the successful continuation of our relationship with 7-Eleven as well as our other top merchants.

The loss of any of our largest merchants or a decision by any one of them to reduce the number of our devices placed in their locations would result in a decline in our revenues. Furthermore, if their financial condition were to deteriorate in the future and, as a result, one of more of these merchants was required to close a significant number of their domestic store locations, our revenues would be significantly impacted. Additionally, these merchants may elect not to renew their contracts when they expire. The contracts we have with our top five merchants have expiration dates of July 20, 2017; August 22, 2012; December 31, 2013; January 31, 2016; and December 31, 2013, respectively. Even if such contracts are renewed, the renewal terms may be less favorable to us than the current contracts. If any of our five largest merchants enters bankruptcy proceedings and rejects its contract with us, fails to renew its contract upon expiration, or if the renewal terms with any of them are less favorable to us than under our current contracts, it could result in a decline in our revenues and gross profits.

In May 2009, we settled a long-standing lawsuit with one of our merchant customers who was the seventh and fifth largest merchant customer in our portfolio (based on revenues) during the years ended December 31, 2009 and 2008, respectively. In accordance with the settlement, our placement agreement with this merchant and the related bank branding agreement associated with those ATMs were terminated. As a result of this loss, our revenues were negatively impacted during 2009 and will continue to be negatively impacted in the future. Any additional losses of our large merchant customers could result in further declines in our revenues and gross profits.

A substantial portion of our revenues and operating profits are generated by our merchant relationship with 7-Eleven. Accordingly, if 7-Eleven’s financial condition deteriorates in the future and it is required to close some or all of its store locations, or if our placement agreement with 7-Eleven expires or is terminated, our future financial results would be significantly impaired.

7-Eleven is the single largest merchant customer in our portfolio, representing approximately 31% of our total revenues for the year ended December 31, 2009. Accordingly, a significant percentage of our future revenues and operating income will be dependent upon the successful continuation of our relationship with 7-Eleven. If 7-Eleven’s financial condition were to deteriorate in the future and, as a result, it was required to close a significant number of its domestic store locations, our financial results would be significantly impacted. Additionally, while the underlying placement agreement with 7-Eleven has an initial term of ten years, we may not be successful in renewing such agreement with 7-Eleven upon the end of that initial term, or such renewal may occur with terms and conditions that are not as favorable to us as those contained in the current agreement. Furthermore, the placement agreement executed with 7-Eleven contains certain terms and conditions that, if we fail to meet such terms and conditions, gives 7-Eleven the right to terminate the placement agreement or our exclusive right to provide certain services.

We rely on EFT network providers, transaction processors, armored courier providers, and maintenance providers; if they fail or no longer agree to provide their services, we could suffer a temporary loss of transaction revenues or the permanent loss of any merchant contract affected by such disruption.

We rely on EFT network providers and have agreements with transaction processors, armored courier providers, and maintenance providers and have more than one such provider in each of these key areas. These providers enable us to provide card authorization, data capture, settlement, and cash management and maintenance services to the merchants we serve. Typically, these agreements are for periods of up to two or three years each. If we improperly manage the renewal or replacement of any expiring vendor contract, or if our multiple providers in any one key area failed to provide the services for which we have contracted and disruption of service to our merchants occurs, our relationship with those merchants could suffer.

For example, during the fourth quarter of 2007 and the full year of 2008, our results of operations were negatively impacted by a higher percentage of downtime experienced by our ATMs in the United Kingdom as a result of certain third-party service-related issues. If such disruption of service should recur, our relationships with the affected merchants could be materially negatively impacted. Furthermore, any disruptions in service in any of our markets, whether caused by us or by third party providers, may result in a loss of revenues under certain of our contractual arrangements that contain minimum service-level requirements.

Additionally, in February 2010, Mt. Vernon Money Center (“MVMC”), one of our third-party armored service providers in the Northeast, ceased all cash replenishment operations for its customers following the arrest on charges of bank fraud of its founder and principal owner. Following that arrest, it is our understanding that the FBI seized all vault cash in the possession of MVMC. A few days later, the U.S. District Court in the Southern District of New York (the “Court”) appointed a receiver (the “Receiver”) to, among other things, seize all of the other assets in the possession of MVMC. While we currently do not believe that this event will have a material adverse affect on our operations, we were required to convert over 1,000 ATMs that were being serviced by MVMC to another third-party armored service provider, resulting in a minor amount of downtime being experienced by those ATMs. Further, based upon the Receiver’s report dated March 1, 2010, and filed with the Court on that same date, it appears that some of the vault cash that was delivered to MVMC on our behalf was either commingled with vault cash belonging to MVMC’s other customers or was misappropriated by MVMC. Regardless, we currently believe that our existing insurance policies will cover any cash losses that we may incur resulting from this incident, less any deductible payments required to be paid by us under such policies. If it is ultimately determined that we have suffered cash losses in connection with this incident, the timing of recognition of such losses and the related insurance reimbursement amounts may not coincide.

If we, our transaction processors, our EFT networks or other service providers experience system failures, the products and services we provide could be delayed or interrupted, which would harm our business.

Our ability to provide reliable service largely depends on the efficient and uninterrupted operations of our EFT transaction processing platform, third-party transaction processors, telecommunications network systems, and other service providers. Accordingly, any significant interruptions could severely harm our business and reputation and result in a loss of revenues. Additionally, if any such interruption is caused by us, especially in those situations in which we serve as the primary transaction processor, such interruption could result in the loss of the affected merchants or damage our relationships with such merchants. Our systems and operations and those of our transaction processors and our EFT network and other service providers could be exposed to damage or interruption from fire, natural disaster, unlawful acts, terrorist attacks, power loss, telecommunications failure, unauthorized entry, and computer viruses. We cannot be certain that any measures we and our service providers have taken to prevent system failures will be successful or that we will not experience service interruptions.

The armored transport business exposes us to additional risks beyond those currently experienced by us in the ownership and operation of ATMs.

During 2008, we implemented our own armored courier operation in the United Kingdom. We are currently providing armored services to over 780 of our ATMs in that market and expect to transition approximately 800 additional locations over to our operation during 2010 by opening a second depot in that market. The armored transport business exposes us to significant risks, including the potential for cash-in-transit losses, as well as claims for personal injury, wrongful death, worker’s compensation, punitive damages, and general liability. While we will seek to maintain appropriate levels of insurance to adequately protect us from these risks, there can be no assurance that we will avoid significant future claims or adverse publicity related thereto. Furthermore, there can be no assurance that our insurance coverage will be adequate to cover potential liabilities or that insurance coverage will remain available at costs that are acceptable to us. The availability of quality and reliable insurance coverage is an important factor in our ability to successfully operate this aspect of our operations. A successful claim brought against us for which coverage is denied or that is in excess of our insurance coverage could have a material adverse effect on our business, financial condition and results of operations.

Security breaches could harm our business by compromising customer information and disrupting our transaction processing services, thus damaging our relationships with our merchant customers and exposing us to liability.

As part of our transaction processing services, we electronically process and transmit sensitive cardholder information. In recent years, companies that process and transmit this information have been specifically and increasingly targeted by sophisticated criminal organizations in an effort to obtain the information and utilize it for fraudulent transactions. Unauthorized access to our computer systems, or those of our third-party service providers, could result in the theft or publication of the information or the deletion or modification of sensitive records, and could cause interruptions in our operations. While the security risks outlined above are mitigated by the use of encryption and other techniques, any inability to prevent security breaches could damage our relationships with our merchant customers and expose us to liability.

Computer viruses could harm our business by disrupting our transaction processing services, causing noncompliance with network rules and damaging our relationships with our merchant customers.

Computer viruses could infiltrate our systems, thus disrupting our delivery of services and making our applications unavailable. Although we utilize several preventative and detective security controls in our network, any inability to prevent computer viruses could damage our relationships with our merchant customers and cause us to be in non-compliance with applicable network rules and regulations.

Operational failures in our EFT transaction processing facilities could harm our business and our relationships with our merchant customers.

An operational failure in our EFT transaction processing facilities could harm our business and damage our relationships with our merchant customers. Damage or destruction that interrupts our transaction processing services could damage our relationships with our merchant customers and could cause us to incur substantial additional expense to repair or replace damaged equipment. We have installed back-up systems and procedures to prevent or react to such disruptions. However, a prolonged interruption of our services or network that extends for more than several hours (i.e., where our backup systems are not able to recover) could result in data loss or a reduction in revenues as our devices would be unable to process transactions. In addition, a significant interruption of service could have a negative impact on our reputation and could cause our present and potential merchant customers to choose alternative service providers.

Errors or omissions in the settlement of merchant funds could damage our relationships with our merchant customers and expose us to liability.

We are responsible for maintaining accurate bank account information for our merchant customers and accurate settlements of funds into these accounts based on the underlying transaction activity. This process relies on accurate and authorized maintenance of electronic records. Although we have certain controls in place to help ensure the safety and accuracy of our records, errors or unauthorized changes to these records could result in the erroneous or fraudulent movement of funds, thus damaging our relationships with our merchant customers and exposing us to liability.

The inaccurate settlement of funds between the various parties to our ATM transactions could harm our business and our relationships with our merchants.

As of December 31, 2009, we had transitioned a majority of our Company- and merchant-owned devices from third-party processors to our own EFT transaction processing platform, with the exception of roughly 3,600 ATMs that were under contract with a third-party processing organization through the end of 2009. These remaining ATMs are scheduled to be converted over to our own EFT transaction processing platform by the second quarter of 2010. If not performed properly, the processing of transactions conducted on our devices could result in the inaccurate settlement of funds between the various parties to those transactions and expose us to increased liability.

Changes in interest rates could increase our operating costs by increasing interest expense under our credit facilities and our vault cash rental costs.

Interest on amounts borrowed under our revolving and swing line credit facilities is based on floating interest rates, and our vault cash rental expense is based on market interest rates. As a result, our interest expense and cash management costs are sensitive to changes in interest rates. Vault cash is the cash we use in our machines in cases where cash is not provided by the merchant. We pay rental fees on the average amount of vault cash outstanding in our ATMs under floating rate formulas based on the LIBOR to Bank of America, Wells Fargo, and US Bank in the United States and ALCB in the United Kingdom. Additionally, in Mexico, we pay a monthly rental fee to our vault cash provider under a formula based on the Mexican Interbank Rate. Although we currently hedge a significant portion of our vault cash interest rate risk related to our operations in the United States and in the United Kingdom through December 31, 2013, we may not be able to enter into similar arrangements for similar amounts in the future. Furthermore, we have not currently entered into any derivative financial instruments to hedge our variable interest rate exposure in Mexico. Any significant future increases in interest rates could have a negative impact on our earnings and cash flow by increasing our operating costs and expenses. See “Part II, Item 7A. Quantitative and Qualitative Disclosures About Market Risk — Disclosure about Market Risk — Interest Rate Risk” in our 2009 Form 10-K.

We maintain a significant amount of cash within our Company-owned devices, which is subject to potential loss due to theft or other events, including natural disasters.

As of December 31, 2009, there was approximately $1.1 billion in vault cash held in our domestic and international devices. Although legal and equitable title to such cash is held by the cash providers, any loss of such cash from our ATMs through theft or other means is typically our responsibility. We typically require that our cash service providers maintain adequate insurance coverage in the event cash losses occur as a result of misconduct or negligence on the part of such providers. However, we also maintain our own insurance policies to cover a significant portion of any losses that may occur that may ultimately not be covered by the insurance policies maintained by our service providers. In the event we incur losses that are covered by our insurance carriers, we will be required to fund a portion of those losses through the payment of any related deductible amounts under those policies. Furthermore, any increase in the frequency and/or amounts of such thefts and losses could negatively impact our operating results as a result of higher deductible payments and increased insurance premiums. Additionally, any damage sustained to our merchant customers’ store locations in connection with any ATM-related thefts, if extensive and frequent enough in nature, could negatively impact our relationships with such merchants and impair our ability to deploy additional ATMs in those locations (or new locations) with those merchants in the future. Finally, impacted merchants may request, and have requested on a limited basis, that we remove ATMs from store locations that have suffered damage as a result of ATM-related thefts, thus negatively impacting our financial results.

The ATM industry is highly competitive and such competition may increase, which may adversely affect our profit margins.

The ATM business is and can be expected to remain highly competitive. Our principal competition comes from independent ATM companies in the United States and the United Kingdom, and national and regional financial institutions in the United Kingdom and Mexico. Additionally, we experience competition from national and regional financial institutions in the United States that are not currently bank branding customers or members of our Allpoint surcharge-free ATM network. Our competitors could prevent us from obtaining or maintaining desirable locations for our devices, cause us to reduce the surcharge revenue generated by transactions at our devices, or cause us to pay higher merchant fees, thereby reducing our profits. In addition to our current competitors, additional competitors may enter the market. We can offer no assurance that we will be able to compete effectively against these current and future competitors. Increased competition could result in transaction fee reductions, reduced gross margins and loss of market share.

The election of our merchant customers to not participate in our surcharge-free network offerings could impact the networks’ effectiveness, which would negatively impact our financial results.

Financial institutions that are members of Allpoint pay a fee in exchange for allowing their cardholders to use selected Cardtronics owned and/or managed ATMs on a surcharge-free basis. The success of Allpoint is dependent upon the participation by our merchant customers in such network. In the event a significant number of our merchants elect not to participate Allpoint, the benefits and effectiveness of that network would be diminished, thus potentially causing some of the participating financial institutions to not renew their agreements with us, and thereby negatively impacting our financial results.

We may be unable to integrate our future acquisitions in an efficient manner and inefficiencies would increase our cost of operations and reduce our profitability.

We have been an active business acquirer both in the United States and internationally, and may continue to be active in the future. The acquisition and integration of businesses involves a number of risks. The core risks are in the areas of valuation (negotiating a fair price for the business based on inherently limited due diligence) and integration (managing the complex process of integrating the acquired company’s people, products, technology and other assets so as to realize the projected value of the acquired company and the synergies projected to be realized in connection with the acquisition).

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of our combined businesses and the possible loss of key personnel. The diversion of management’s attention and any delays or difficulties encountered in connection with acquisitions and the integration of the two companies’ operations could have an adverse effect on our business, results of operations, financial condition or prospects.

In addition, acquired businesses may not achieve anticipated revenues, earnings or cash flows. Any shortfall in anticipated revenues, earnings or cash flows could require us to write down the carrying value of the intangible assets associated with any acquired company, which would adversely affect our reported earnings. For example, during the year ended December 31, 2008, we recorded a $50.0 million impairment charge to write down the value of the goodwill associated with our investment in Bank Machine.

Since May 2001, we have acquired 14 ATM networks and one surcharge-free ATM network. Prior to our E*TRADE Access acquisition in June 2004, we had acquired only the assets of deployed ATM networks, rather than businesses and their related infrastructure. While we have not completed any significant acquisitions since our July 2007 acquisition of the financial services business of 7-Eleven, we expect to continue to evaluate selected acquisition opportunities that complement our existing network, some of which could be material. We currently anticipate that any such future acquisitions will likely reflect a mix of asset acquisitions and acquisitions of businesses, with each acquisition having its own set of unique characteristics. To the extent that we elect to acquire an existing company or the operations, technology, and personnel of another ATM provider, we may assume some or all of the liabilities associated with the acquired company and face new and added challenges integrating such acquisition into our operations.

Any inability on our part to effectively manage our past or future growth could limit our ability to successfully grow the revenue and profitability of our business.

Our international operations involve special risks and may not be successful, which would result in a reduction of our gross profits.

As of December 31, 2009, approximately 16% of our devices were located in the United Kingdom and Mexico. Those devices contributed 17.8% of our gross profits (exclusive of depreciation, accretion, and amortization) for the year ended December 31, 2009. We expect to continue to expand in the United Kingdom and Mexico and potentially into other countries as opportunities arise. However, our international operations are subject to certain inherent risks, including:

•	exposure to currency fluctuations, including the risk that our future reported operating results could be negatively impacted by unfavorable movements in the functional currencies of our international operations relative to the United States dollar, which represents our consolidated reporting currency;

•	difficulties in complying with the different laws and regulations in each country and jurisdiction in which we operate, including unique labor and reporting laws;

•	unexpected changes in laws, regulations, and policies of foreign governments or other regulatory bodies, including changes that could potentially disallow surcharging or that could result in a reduction in the amount of interchange fees received per transaction;

•	unanticipated political and social instability that may be experienced in developing countries;

•	rising crime rates in certain of the areas we operate in, including increased incidents of crimes against store personnel where our ATMs are located;

•	difficulties in staffing and managing foreign operations, including hiring and retaining skilled workers in those countries in which we operate; and

•	potential adverse tax consequences, including restrictions on the repatriation of foreign earnings.

Any of these factors could reduce the profitability and revenues derived from our international operations and international expansion. For example, during the latter half of 2008 and during 2009, we incurred reduced revenues as a consequence of the United States dollar strengthening relative to the British pound and Mexican peso. Additionally, the recent political and social instability in Mexico resulting from an increase in drug-related violence could negatively impact the level of transactions incurred on our existing devices in that market, as well as our ability to successfully grow our business there.

Our proposed expansion efforts into new international markets involve unique risks and may not be successful.

We plan to continue expanding our operations internationally with a focus on high growth emerging markets, such as those in Central and Eastern Europe, Central and South America, and the Asia-Pacific region. Because the off-premise ATM industry is relatively undeveloped in these emerging markets, we may not be successful in these expansion efforts. In particular, many of these markets do not currently employ or support an off-premise ATM surcharging model, meaning that we would have to rely on interchange fees as our primary source of revenues. While we have had some success in deploying non-surcharging ATMs in selected markets, such a model requires significant transaction volumes to make it economically feasible to purchase and deploy ATMs. Furthermore, most of the ATMs in these markets are owned and operated by financial institutions, thus increasing the risk that cardholders would be unwilling to utilize an off-premise ATM with an unfamiliar brand. Finally, the regulatory environments in many of these markets are evolving and unpredictable, thus increasing the risk that a particular deployment model chosen at inception may not be economically viable in the future.

In 2008, we recognized a goodwill impairment charge of $50.0 million. If we experience additional impairments of our goodwill or other intangible assets, we will be required to record an additional charge to earnings, which may be significant.

We have a large amount of goodwill and other intangible assets and are required to perform periodic assessments for any possible impairment for accounting purposes. As of December 31, 2009, we had goodwill and other intangible assets of $254.2 million, or 55.2% of our total assets. We periodically evaluate the recoverability and the amortization period of our intangible assets under accounting principles generally accepted in the United States (“GAAP”). Some of the factors that we consider to be important in assessing whether or not impairment exists include the performance of the related assets relative to the expected historical or projected future operating results, significant changes in the manner of our use of the assets or the strategy for our overall business, and significant negative industry or economic trends. These factors, assumptions, and any changes in them could result in an impairment of our goodwill and other intangible assets. In the event we determine our goodwill or amortizable intangible assets are impaired, we may be required to record a significant charge to earnings in our financial statements, which would negatively impact our results of operations and that impact could be material. For example, during the year ended December 31, 2008, we recorded a $50.0 million goodwill impairment charge. Additionally, during each of the years ended December 2009 and 2008, we recorded $0.4 million in net impairment charges associated with intangibles related to our acquired merchant contracts/relationships. Other impairment charges in the future may also adversely affect our results of operations.

We have a substantial amount of indebtedness, which may adversely affect our cash flow and our ability to operate our business, remain in compliance with debt covenants, and make payments on our indebtedness.

As of December 31, 2009, we had outstanding indebtedness of approximately $307.3 million, which represents 100.4% of our total capitalization of $306.0 million. Our substantial indebtedness could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations of any of our debt instruments, including financial and other restrictive covenants, could result in an event of default under the indentures governing our senior subordinated notes and the agreements governing our other indebtedness;

•	require us to dedicate a substantial portion of our cash flow in the future to pay principal and interest on our debt, which will reduce the funds available for working capital, capital expenditures, acquisitions, and other general corporate purposes;

•	limit our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

•	make us more vulnerable to adverse changes in general economic, industry and competitive conditions, and adverse changes in government regulation; and

•	limit our ability to borrow additional amounts for working capital, capital expenditures, acquisitions, debt service requirements, execution of our growth strategy, research and development costs, or other purposes.

Any of these factors could materially and adversely affect our business and results of operations. If we do not have sufficient earnings to service our debt, we may be required to refinance all or part of our existing debt, sell assets, borrow more money or sell securities, none of which we can guarantee we will be able to do.

The terms of our credit agreement and the indentures governing our senior subordinated notes may restrict our current and future operations, particularly our ability to respond to changes in our business or to take certain actions.

Our credit agreement and the indentures governing our senior subordinated notes include a number of covenants that, among other items, restrict or limit our ability to:

•	sell or transfer property or assets;

•	pay dividends on or redeem or repurchase stock;

•	merge into or consolidate with any third party;

•	create, incur, assume or guarantee additional indebtedness;

•	create certain liens;

•	make investments;

•	engage in transactions with affiliates;

•	issue or sell preferred stock of restricted subsidiaries; and

•	enter into sale and leaseback transactions.

In addition, we are required by our credit agreement to maintain specified financial ratios and limit the amount of capital expenditures incurred in any given 12-month period. While we currently have the ability to borrow the full amount available under our credit agreement, as a result of these ratios and limits, we may be limited in the manner in which we conduct our business in the future and may be unable to engage in favorable business activities or finance our future operations or capital needs. Accordingly, these restrictions may limit our ability to successfully operate our business and prevent us from fulfilling our debt obligations. A failure to comply with the covenants or financial ratios could result in an event of default. In the event of a default under our credit agreement, the lenders could exercise a number of remedies, some of which could result in an event of default under the indentures governing the senior subordinated notes. An acceleration of indebtedness under our credit agreement would also likely result in an event of default under the terms of any other financing arrangement we have outstanding at the time. If any or all of our debt were to be accelerated, we cannot assure you that our assets would be sufficient to repay our indebtedness in full. If we are unable to repay any amounts outstanding under our bank credit facility when due, the lenders will have the right to proceed against the collateral securing our indebtedness. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Financing Facilities,” included elsewhere herein.

We incurred substantial losses in the past and may incur losses again in the future.

Although we generated a net profit of $5.3 million for the year ended December 31, 2009, we incurred net losses in the preceding four years. As of December 31, 2009, we had an accumulated deficit of $96.9 million. There can be no guarantee that we will continue to achieve profitability in the future. Even if we continue to be profitable, given the competitive and evolving nature of the industry in which we operate, we may not be able to sustain or increase such profitability on a quarterly or annual basis.

We operate in a changing and unpredictable regulatory environment. If we are subject to new legislation regarding the operation of our ATMs, we could be required to make substantial expenditures to comply with that legislation, which may reduce our net income and our profit margins.

With its initial roots in the banking industry, the United States ATM industry is regulated by the rules and regulations of the federal Electronic Funds Transfer Act, which establishes the rights, liabilities, and responsibilities of participants in EFT systems. The vast majority of states have few, if any, licensing requirements. However, legislation related to the United States ATM industry is periodically proposed at the state and local level. Additionally, the recent increase in surcharge fees by several large financial institutions has prompted certain members of the United States Congress to call for a reexamination of the interchange and surcharge fees that consumers are charged at an ATM. To date, no such legislation has been enacted that materially adversely affects our business. In the United Kingdom, the ATM industry is largely self-regulating. Most ATMs in the United Kingdom are part of the LINK network and must operate under the network rules set forth by LINK, including complying with rules regarding required signage and screen messages. Additionally, legislation is proposed from time-to-time at the national level, though nothing to date has been enacted that materially affects our business.

Finally, the ATM industry in Mexico has been historically operated by financial institutions. Banco de Mexico supervises and regulates ATM operations of both financial institutions and non-bank ATM deployers. Although, Banco de Mexico’s regulations permit surcharge fees to be charged in ATM transactions, it has not issued specific regulations for the provision of ATM services. In addition, in order for a non-bank ATM deployer to provide ATM services in Mexico, the deployer must be affiliated with PROSA-RED or E-Global, which are credit card and debit card proprietary networks that transmit information and settle ATM transactions between their participants. As only financial institutions are allowed to be participants of PROSA-RED or E-Global, Cardtronics Mexico entered into a joint venture with Bansi, who is a member of PROSA-RED. As a financial institution, Bansi and all entities in which it participates, including Cardtronics Mexico, are regulated by the Ministry of Finance and Public Credit (“Secretaria de Hacienda y Crédito Público”) and supervised by the Banking and Securities Commission (“Comisión Nacional Bancaria y de Valores”). Additionally, Cardtronics Mexico is subject to the provisions of the Ley del Banco de Mexico (Law of Banco de Mexico), the Ley de Instituciones de Crédito (Mexican Banking Law), and the Ley para la Transparencia y Ordenamiento de los Servicios Financieros (Law for the Transparency and Organization of Financial Services).

We will continue to monitor all such legislation and attempt, to the extent possible, to prevent the passage of such laws that we believe are needlessly burdensome or unnecessary. If regulatory legislation is passed in any of the jurisdictions in which we operate, we could be required to make substantial expenditures which would reduce our net income.

The passing of legislation banning or limiting surcharge fees would severely impact our revenues.

Despite the nationwide acceptance of surcharge fees at ATMs in the United States since their introduction in 1996, consumer activists have from time to time attempted to impose local bans or limits on surcharge fees. Even in the few instances where these efforts have passed the local governing body (such as with an ordinance adopted by the city of Santa Monica, California), federal courts have overturned these local laws on federal preemption grounds. However, those efforts may resurface and, should the federal courts abandon their adherence to the federal preemption doctrine, those efforts could receive more favorable consideration than in the past. Any successful legislation banning or limiting surcharge fees could result in a substantial loss of revenues and significantly curtail our ability to continue our operations as currently configured.

In the United Kingdom, the Treasury Select Committee of the House of Commons published a report regarding surcharges in the ATM industry in March 2005. This committee was formed to investigate public concerns regarding the ATM industry, including (1) adequacy of disclosure to ATM customers regarding surcharges, (2) whether ATM providers should be required to provide free services in low-income areas and (3) whether to limit the level of surcharges. While the committee made numerous recommendations to Parliament regarding the ATM industry, including that ATMs should be subject to the Banking Code (a voluntary code of practice adopted by all financial institutions in the United Kingdom), the United Kingdom government did not accept the committee’s recommendations. Despite the rejection of the committee’s recommendations, the United Kingdom government did sponsor an ATM task force to look at social exclusion in relation to ATM services. As a result of the task force’s findings, approximately 600 additional free-to-use ATMs (to be provided by multiple ATM providers) were required to be installed in low income areas throughout the United Kingdom While this is less than a 2% increase in free-to-use ATMs throughout the United Kingdom, there is no certainty that other similar proposals will not be made and accepted in the future. If the legislature or another body with regulatory authority in the United Kingdom were to impose limits on the level of surcharges for ATM transactions, our revenue from operations in the United Kingdom would be negatively impacted.

In Mexico, surcharging for off-premise ATMs was legalized in late 2003, but was not formally implemented until July 2005. As such, the charging of fees to consumers to utilize off-premise ATMs is a relatively new event in Mexico. Accordingly, it is too soon to predict whether public concerns over surcharging will surface in Mexico. However, if such concerns were to be raised, and if the applicable legislative or regulatory bodies in Mexico decided to impose limits on the level of surcharges for ATM transactions, our revenue from operations in Mexico would be negatively impacted. In October 2009, Banco de Mexico adopted new rules regarding how ATM operators disclose fees to consumers. The objective of these rules is to provide more transparency to the consumer regarding the cost of a specific ATM transaction, rather than to limit the amount of fees charged to the consumer. The effect of these rules will require ATM operators to elect between receiving interchange fees from card issuers or surcharge fees from consumers. As these new rules only require an ATM operator to disclose the total fees charge to a consumer, rather than limit the amount of fees that can be charged to a consumer, we do not anticipate that these new rules will have a material effect on Cardtronics Mexico’s operations. However, we cannot be sure that additional rulings that limit the amount of fees charged to the consumer or that may be earned on an individual ATM transaction will be not adopted in the future.

Potential new currency designs may require modifications to our ATMs that could severely impact our cash flows.

On November 26, 2006, a U.S. District Court judge ruled that the United States’ currencies (as currently designed) violate the Rehabilitation Act, a law that prohibits discrimination in government programs on the basis of disability, as the paper currencies issued by the United States are identical in size and color, regardless of denomination. As a consequence of this ruling, the United States Treasury conducted a study to determine the options to make United States paper currency accessible to the blind or visually impaired. It is our understanding that the Bureau of Engraving and Printing (“BEP”) received that study on or about July 28, 2009, and together with the United States Treasury and the Federal Reserve, are reviewing the study. Upon the completion of that review, these institutions will publish their recommendations and thereafter seek public comments (in writing and at public forums) on those recommendations. Following the public comment period, a final recommendation will be made to the Secretary of the Treasury, who has authority to change the design and features of the currency notes utilized in the United States. While it is still uncertain at this time what impact, if any, this process will have on the ATM industry (including us), it is possible that any changes made to the design of the paper currency notes utilized in the United States could require us to incur additional costs, which could be substantial, to modify our ATMs in order to store and dispense such notes.

Noncompliance with established EFT network rules and regulations could expose us to fines and penalties and could negatively impact our results of operations. Additionally, new EFT network rules and regulations could require us to expend significant amounts of capital to remain in compliance with such rules and regulations.

Our transactions are routed over various EFT networks to obtain authorization for cash disbursements and to provide account balances. These networks include Star, Pulse, NYCE, Cirrus, and Plus in the United States; LINK in the United Kingdom; and PROSA-RED in Mexico. EFT networks set the interchange fees that they charge to the financial institutions, as well as the amounts paid to us. Additionally, EFT networks, including MasterCard and Visa, establish rules and regulations that ATM providers, including ourselves, must comply with in order for member cardholders to use those ATMs. Failure to comply with such rules and regulations could expose us to penalties and/or fines, which could negatively impact our financial results. For example, in the United Kingdom, MasterCard and Visa require compliance with the EMV security standard. This standard provides for the security and processing of information contained on microchips imbedded in certain debit and credit cards, known as “smart cards.” While we completed our compliance efforts in this regard in 2008, we incurred $1.2 million in charges earlier that year due to transactions conducted on our machines with counterfeit cards prior to the completion of our EMV certification efforts.

In addition to the above, new rules or regulations enacted by the EFT networks could require us to expend significant sums of capital to ensure that our ATMs and financial services kiosks remain in compliance with such rules and regulations. For example, we expended significant sums of capital in recent years to meet the Triple-DES security standards mandated by MasterCard and Visa. Similar rules and regulations that may be enacted in the future could result in us having to make additional capital outlays in order to remain in compliance, some of which could be significant.

The passing of anti-money laundering legislation could cause us to lose certain merchant accounts and reduce our revenues.

Recent concerns by the United States federal government regarding the use of ATMs to launder money could lead to the imposition of additional regulations on our sponsoring financial institutions and our merchant customers regarding the source of cash loaded into their ATMs. In particular, such regulations could result in the incurrence of additional costs by individual merchants who load their own cash, thereby making their ATMs less profitable. Accordingly, some individual merchants may decide to discontinue their ATM operations, thus reducing the number of merchant-owned accounts that we currently manage. If such a reduction were to occur, we would see a corresponding decrease in our revenues.

Our operating results have fluctuated historically and could continue to fluctuate in the future, which could affect our ability to maintain our current market position or expand.

Our operating results have fluctuated in the past and may continue to fluctuate in the future as a result of a variety of factors, many of which are beyond our control, including the following:

•	changes in general economic conditions and specific market conditions in the ATM and financial services industries;

•	changes in payment trends and offerings in the markets in which we operate;

•	competition from other companies providing the same or similar services that we offer;

•	the timing and magnitude of operating expenses, capital expenditures, and expenses related to the expansion of sales, marketing, and operations, including as a result of acquisitions, if any;

•	the timing and magnitude of any impairment charges that may materialize over time relating to our goodwill, intangible assets or long-lived assets;

•	changes in the general level of interest rates in the markets in which we operate;

•	changes in regulatory requirements associated with the ATM and financial services industries;

•	changes in the mix of our current services; and

•	changes in the financial condition and credit risk of our customers.

Any of the foregoing factors could have a material adverse effect on our business, results of operations, and financial condition. Although we have experienced growth in revenues in recent quarters, this growth rate is not necessarily indicative of future operating results. A relatively large portion of our expenses are fixed in the short-term, particularly with respect to personnel expenses, depreciation and amortization expenses, and interest expense. Therefore, our results of operations are particularly sensitive to fluctuations in revenues. As such, comparisons to prior periods should not be relied upon as indications of our future performance.

Risks Related to the Offering

We do not intend to pay, and we are currently prohibited from paying, dividends on our common stock and, consequently, your only opportunity to achieve a return on your investment is if the price of our stock appreciates.

We do not plan to declare dividends on shares of our common stock in the foreseeable future. Additionally, we are currently prohibited from making any cash dividends pursuant to the terms of our credit facility. Consequently, your only opportunity to achieve a return on your investment in us will be if the market price of our common stock appreciates, which may not occur, and you sell your shares at a profit. There is no guarantee that the price of our common stock that will prevail in the market after this offering will ever exceed the price that you pay.

Future sales of our common stock in the public market could adversely affect the market price of our common stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

We may sell additional shares of common stock in subsequent public offerings. We may also issue additional shares of common stock or convertible securities. We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock. Additionally, a number of our stockholders, including the selling stockholders offering securities in this offering, will retain a significant amount of our common stock, even after giving effect to this offering. Our stockholders may freely sell all or some of their holdings in us, in one or more transactions. Sales of substantial amounts of our common stock by us or our stockholders (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock.

Your ability to influence corporate matters may be limited because a small number of stockholders beneficially own a substantial amount of our common stock.

CapStreet II, L.P. and CapStreet Parallel II, L.P. (together with The CapStreet Group LLC, “The CapStreet Group”) and TA Associates are our largest equity stockholders. Even after giving effect to this offering, assuming no exercise by the underwriters of their over-allotment option and assuming a public offering price at the midpoint of the range set forth on the cover of this prospectus supplement, affiliates of The CapStreet Group will beneficially own 6,041,074 shares, or 14.5%, of our common stock, and affiliates of TA Associates will beneficially own 8,556,886 shares, or 20.5%, of our common stock. As a result of their ownership interests, these investors will be in a position to exert significant influence over the outcome of matters requiring a stockholder vote, including the election of directors, the entering into of mergers, sales of substantially all of our assets and other extraordinary transactions, and amendments to our certificate of incorporation or bylaws. In addition, this concentration of ownership may have the effect of preventing, discouraging or referring a change of control, which could depress the market price of our common stock. See “Selling Stockholders.”

Certain of our directors may have conflicts of interest because they are affiliated with significant stockholders. The resolution of these conflicts of interest may not be in our or your best interests.

Following the closing of this offering, certain of our directors may have conflicts of interest because of their affiliation with significant stockholders. Fred R. Lummis is associated with The CapStreet Group and Michael A.R. Wilson is associated with TA Associates. This may create conflicts of interest because Mr. Lummis has responsibilities to The CapStreet Group and its owners and Mr. Wilson has responsibilities to TA Associates and its owners. Their duties to TheCapStreet Group and TA Associates may conflict with their duties as directors of our company regarding business dealings between these investor groups and us and other matters. The resolution of these conflicts may not always be in our or your best interests. For example, The CapStreet Group and TA Associates are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. The CapStreet Group and TA Associates may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. There is no formal mechanism among The CapStreet Group, TA Associates, and Cardtronics for handling potential conflicts of interest.

Anti-takeover provisions in our third amended and restated certificate of incorporation, our amended and restated bylaws, and Delaware law could discourage a change of control that our stockholders may favor, which could negatively affect our stock price.

Provisions in our third amended and restated certificate of incorporation, our second amended and restated bylaws, and applicable provisions of the Delaware General Corporation Law may make it more difficult and expensive for a third party to acquire control of us even if a change of control would be beneficial to the interests of our stockholders. These provisions could discourage potential takeover attempts and could adversely affect the market price of our common stock. Our third amended and restated certificate of incorporation, our second amended and restated bylaws, and the Delaware General Corporation Law will:

•	authorize the issuance of blank check preferred stock that could be issued by our board of directors to thwart a takeover attempt;

•	classify the board of directors into staggered, three-year terms, which may lengthen the time required by a third party to gain control of our board of directors;

•	discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of two years after the person becomes an interested stockholder, unless such a transaction has met certain fair market value requirements;

•	prohibit cumulative voting in the election of directors, which would otherwise allow holders of less than a majority of stock to elect some directors;

•	require super-majority voting to effect amendments to certain provisions of our certificate of incorporation or bylaws, including those provisions concerning the composition of the board of directors and the taking of action by stockholders by written consent;

•	limit who may call special meetings of both the board of directors and stockholders;

•	prohibit stockholder action by written consent, requiring all actions to be taken at a meeting of the stockholders;

•	establish advance notice requirements for nominating candidates for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholders’ meetings; and

•	require that vacancies on the board of directors, including newly-created directorships, be filled only by a majority vote of directors then in office.

Our ability to use our net operating loss carryforwards may be subject to limitation and may result in increased future tax liabilities to us.

Generally, a change of more than 50% in the ownership of a corporation’s stock, by value, over a three-year period constitutes an ownership change for United States federal income tax purposes. An ownership change may limit a company’s ability to use its net operating loss carryforwards attributable to the period prior to such change. The number of shares of common stock sold in connection with this offering may be sufficient, taking into account prior or future shifts in our ownership over a three-year period, to cause us to undergo an ownership change. If an ownership change occurs, and if we earn net taxable income, our ability to use our pre-change net operating loss carryforwards to offset United States federal taxable income may become subject to limitations, which could potentially result in increased future tax liabilities to us. In addition, although we currently have valuation allowances established against our net deferred tax assets, the carrying values of any tax assets related to our net operating loss carryforwards, to the extent recognized, could be significantly reduced.

USE OF PROCEEDS

All of the shares of common stock covered by this prospectus supplement are being sold by the selling stockholders named in this prospectus supplement. We will not receive any of the proceeds from the sale of the shares of our common stock by the selling stockholders, including from any exercise by the underwriters of their over-allotment option. We will pay the expenses of this offering other than the underwriters’ discounts and commissions.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of December 31, 2009. You should read this table in conjunction with our “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our historical consolidated financial statements and related notes thereto included in our 2009 Form 10-K, filed with the SEC on March 4, 2010, which is incorporated by reference in this prospectus supplement and the accompanying prospectus. See “Where You Can Find More Information.”

As of
December 31,
2009
(In thousands)

Cash and cash equivalents	$10,449

Debt (including current maturities):
Revolving credit facility	$—
Long-term notes payable and capital lease obligations	10,045
$300.0 million 9.25% senior subordinated notes due 2013, net of discounts of $2.8 million	297,242

Total debt	307,287
Stockholders’ deficit:
Common stock, par value $0.0001 per share, 125,000,000 shares authorized; 46,238,028 shares issued; 40,900,532 shares outstanding	4
Additional paid-in capital	200,323
Accumulated other comprehensive loss, net	(57,618)
Accumulated deficit	(96,922)
Treasury stock, 5,337,496 shares as cost	(48,679)

Total parent stockholders’ deficit	(2,892)
Noncontrolling interests	1,602

Total stockholders’ deficit	(1,290)

Total capitalization	$305,997

PRICE RANGE OF OUR COMMON STOCK

As of March 15, 2010, we had 41,658,756 shares of common stock outstanding, held by approximately 100 holders of record. Our common stock trades on the NASDAQ Global Market under the symbol “CATM.” The following table reflects the high and low sales prices for our common stock as reported on the NASDAQ Global Market for the periods indicated:

	High	Low

Fiscal Year Ended December 31, 2010
First Quarter (through March 18, 2010)	$12.78	$9.51
Fiscal Year Ended December 31, 2009
Fourth Quarter	$12.16	$7.74
Third Quarter	8.06	3.47
Second Quarter	4.05	1.81
First Quarter	2.02	0.85
Fiscal Year Ended December 31, 2008
Fourth Quarter	$8.16	$0.47
Third Quarter	9.48	3.37
Second Quarter	10.44	5.88
First Quarter	10.30	6.60

DIVIDENDS

We have historically not paid, nor do we anticipate paying, dividends with respect to our common stock. Instead, we anticipate that all of our earnings in the foreseeable future will be used for the operation and growth of our business. Our ability to pay dividends to holders of our common stock is currently prohibited by the terms of our credit facility. For further information on restrictions regarding our ability to pay dividends, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Financing Facilities — Revolving Credit Facility,” “— Senior Subordinated Notes” and “Part II, Item 8. Financial Statements and Supplementary Data, Note 11” to our 2009 Form 10-K. Any future determination to pay dividends on our common stock is subject to the discretion of our board of directors and will depend upon various factors, including our financial position, results of operations, liquidity requirements, restrictions that may be imposed by applicable law and our contracts, including our credit facility and the indentures governing our senior subordinated notes, and other factors deemed relevant by our board of directors.

SELECTED HISTORICAL FINANCIAL DATA

As a result of our acquisition of the 7-Eleven Financial Services Business in July 2007 and Bank Machine in May 2005, our financial results for the years presented below are not comparable. As a result, the following selected historical consolidated financial and operating data should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes to those statements from our 2009 Form 10-K, which is incorporated herein by reference. The selected consolidated balance sheet data as of December 31, 2007, 2008, and 2009 and the selected consolidated statements of operations data for the years ended December 31, 2006, 2007, 2008, and 2009 have been derived from our audited consolidated financial statements from our Annual Reports on Forms 10-K for the years ended December 31, 2008 and 2009. The balance sheet data as of December 31, 2005 and 2006, and the statements of operations data for the year ended December 31, 2005 have been derived from our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2006, which is not included in or incorporated by reference in this prospectus. Historical results are not necessarily indicative of the results to be expected in the future.

	For the Years Ended December 31,
	2005	2006	2007	2008	2009
	(In thousands, except share and per share amounts)

Consolidated Statements of Operations Data:
Revenues:
ATM operating revenues	$258,979	$280,985	$365,322	$475,800	$483,138
ATM product sales and other revenues	9,986	12,620	12,976	17,214	10,215

Total revenues	268,965	293,605	378,298	493,014	493,353
Cost of revenues:
Cost of ATM operating revenues (excludes depreciation, accretion, and amortization shown separately below)(1)	199,767	209,850	281,705	362,916	333,907
Cost of ATM product sales and other revenues	9,681	11,443	11,942	15,625	10,567

Total cost of revenues	209,448	221,293	293,647	378,541	344,474
Gross profit	59,517	72,312	84,651	114,473	148,879
Operating expenses:
Selling, general, and administrative expenses	17,865	21,667	29,357	39,068	41,527
Depreciation and accretion expense	12,951	18,595	26,781	39,164	39,420
Amortization expense(2)	8,980	11,983	18,870	18,549	18,916
Loss on disposal of assets	1,036	1,653	2,485	5,807	6,016
Goodwill impairment charge	—	—	—	50,003	—

Total operating expenses	40,832	53,898	77,493	152,591	105,879
Income (loss) from operations	18,685	18,414	7,158	(38,118)	43,000
Other (income) expense:
Interest expense, net	15,485	23,143	29,523	31,090	30,133
Amortization and write-off of financing costs and bond discounts(3)	6,941	1,929	1,641	2,107	2,395
Other expense (income)(4)	(68)	(6,414)	(626)	93	456

Total other expense	22,358	18,658	30,538	33,290	32,984
Income (loss) before income taxes	(3,673)	(244)	(23,380)	(71,408)	10,016
Income tax expense (benefit)	(1,270)	512	4,477	989	4,245

Net (loss) income	(2,403)	(756)	(27,857)	(72,397)	5,771

	For the Years Ended December 31,
	2005	2006	2007	2008	2009
	(In thousands, except share and per share amounts)

Net income (loss) attributable to noncontrolling interests	15	(225)	(376)	(1,022)	494

Net income (loss) attributable to controlling interests	(2,418)	(531)	(27,481)	(71,375)	5,277
Preferred stock conversion and accretion expense	1,395	265	36,272	—	—

Net income (loss) attributable to controlling interests and available to common stockholders	$(3,813)	$(796)	$(63,753)	$(71,375)	$5,277

Net income (loss) per common share — basic and diluted	$(0.27)	$(0.06)	$(4.13)	$(1.84)	$0.13

Weighted average shares outstanding — basic	14,040,353	13,904,505	15,423,744	38,800,782	39,244,057

Weighted average shares outstanding — diluted	14,040,353	13,904,505	15,423,744	38,800,782	39,896,366

Consolidated Statements of Cash Flows Data:
Cash flows from operating activities	$33,227	$25,446	$55,108	$16,218	$74,874
Cash flows from investing activities	(139,960)	(35,973)	(202,529)	(60,476)	(26,031)
Cash flows from financing activities	107,214	11,192	158,155	34,507	(42,232)
Operating Data (unaudited):
Total number of devices (at period end)	26,208	25,259	32,319	32,950	33,408
Total transactions	156,851	172,808	247,270	354,391	383,323
Total cash withdrawal transactions	118,960	125,078	166,248	228,306	244,378

	As of December 31,
	2005	2006	2007	2008	2009
	(In thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,699	$2,718	$13,439	$3,424	$10,449
Total assets	343,751	367,756	590,737	480,828	460,404
Total long-term debt and capital lease obligations, including current portion	247,624	252,895	310,744	347,181	307,287
Preferred stock	76,329	76,594	—	—	—
Total stockholders’ equity (deficit)	(49,084)	(37,168)	106,720	(19,750)	(1,290)

(1)	“Costs of ATM Operating Revenues” excludes depreciation, accretion, and amortization expense of $20.6 million, $29.2 million, $43.1 million, $52.4 million, and $51.5 million for the years ended December 31, 2005, 2006, 2007, 2008 and 2009, respectively.

(2)	“Amortization expense” includes pre-tax impairment charges of $1.2 million, $2.8 million, $5.7 million, $0.4 million, and $1.2 million for the years ended December 31, 2005, 2006, 2007, 2008, and 2009, respectively.

(3)	“Amortization and write-off of deferred financing costs and bond discounts” includes the write-off of $0.5 million and $5.0 million of deferred financing costs in 2005 and 2006, respectively, as a result of (i) amendments to our existing revolving credit facility and the repayment of our existing term loans in August 2005, and (ii) certain modifications made to our revolving credit facility in February 2006.

(4)	“Other” for the year ended December 31, 2006 reflects the recognition of approximately $4.8 million in other income primarily related to settlement proceeds received from Winn-Dixie Stores, Inc., one of our merchant customers, as a part of its emergence from bankruptcy, a $1.1 million contract termination payment received from one of our customers, and a $0.5 million payment received from one of our customers related to the sale of a number of its stores to another party.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that are based on management’s current expectations, estimates, and projections about our business and operations. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements as a result of numerous factors, including those we discuss under “Risk Factors,” which begin on page S-9 of this prospectus supplement. Additionally, you should read the following discussion together with the historical consolidated financial statements and the related notes included in our 2009 Form 10-K.

Our discussion and analysis includes the following:

•	Economic and Strategic Outlook

•	Overview of Business

•	Developing Trends in the ATM and Financial Services Industry

•	Recent Events

•	Results of Operations

•	Liquidity and Capital Resources

•	Critical Accounting Policies and Estimates

•	New Accounting Pronouncements Issued but Not Yet Adopted

•	Commitments and Contingencies

Certain unaudited pro forma financial and operational information has been presented herein as if the Company’s acquisition of the financial service business of 7-Eleven, Inc. (the “7-Eleven Financial Services Business”), which was consummated in July 2007, occurred at the beginning of the year on January 1, 2007. This unaudited pro forma information is presented for illustrative purposes only and is not necessarily indicative of what our actual financial or operational results would have been had the acquisition (the “7-Eleven ATM Transaction”) been consummated on such date. This unaudited pro forma information should be read in conjunction with our historical consolidated financial statements and the related notes, included in our 2009 Form 10-K.

Economic and Strategic Outlook

Over the past several years, we made significant capital investments in our business, including (1) the acquisition of our United Kingdom operation in 2005, (2) our expansion into Mexico in 2006, (3) the launch of our EFT transaction processing platform in 2006, (4) our acquisition of the ATM and consumer financial services business of 7-Eleven in 2007, and (5) the launch of our armored courier operation in the United Kingdom in 2008. Additionally, during this same period of time, we continued to deploy ATMs in high-traffic locations under our contracts with large, well-known retailers, which has led to the development of relationships with large financial institutions through bank branding opportunities and enhanced the value of our wholly-owned surcharge-free network, Allpoint. As a result of these strategic actions and the relatively conservative use of capital during this time, the negative impact of the recent economic downturn on our business has been, and we expect will continue to be, mitigated by the following:

Stable and recurring nature of our business.  Our financial results for the year ended December 31, 2009 demonstrate that the significant capital investments made over the past several years have provided us with an operating platform that we believe should continue to generate relatively stable earnings and consistent cash flows. Based on our recent results, transactions conducted on our ATMs have not been negatively affected by the recent economic downturn and we currently expect that this trend will continue. For example, average monthly cash withdrawal transactions per ATM increased to 616 during 2009 from 579 in 2008. Furthermore, while we have seen declines in surcharge-related withdrawal transactions in the United States and the United

Kingdom, we have continued to see increases in overall withdrawal transaction levels (especially surcharge-free withdrawal transactions), which increased by approximately 7% from 2008 to 2009.

Strong liquidity position.  We believe that we have sufficient liquidity to meet our anticipated operating needs for the foreseeable future. Our $175.0 million revolving credit facility does not expire until May 2012 and is comprised of a syndicate of leading large financial institutions. As of December 31, 2009, we had no borrowings outstanding under this facility and $4.7 million in letters of credit posted under the facility, leaving us $170.3 million in available, committed funding. Our remaining indebtedness included $0.2 million of capital leases in the United States, $9.8 million of secured equipment loans in Mexico, and $300.0 million in senior subordinated notes. The fixed-rate notes, which mature in August 2013, contain no maintenance covenants and only limited incurrence covenants, which we continue to be in compliance with, and require only semi-annual interest payments prior to their maturity date.

Product diversification.  Over the past few years, we have consciously worked to diversify our product and service offerings beyond the traditional ATM surcharging model, which we believe will provide for future growth opportunities that we do not expect to require significant amounts of new capital. Examples of these growth opportunities include (1) providing managed services offerings to financial institutions and retailers with dispersed ATM and financial services kiosk networks; (2) adding more third parties to our EFT transaction processing platform, similar to the arrangement we currently have in place to process transactions for over 1,600 ATMs owned and operated by a third-party convenience store chain in the United States; (3) continued expansion and improvement in the types of services that we currently offer through our multi-function financial services kiosks located in 7-Eleven convenience stores across the United States; and (4) continued growth in our bank branding and surcharge-free offerings.

Overview of Business

As of December 31, 2009, we operated a network of over 33,400 ATMs, including approximately 2,200 financial services kiosks, throughout the United States (including Puerto Rico), the United Kingdom and Mexico. Our extensive network is strengthened by multi-year contractual relationships with a wide variety of nationally and internationally-known merchants pursuant to which we operate ATMs and financial services kiosks in their locations. We deploy our devices under two distinct arrangements with our merchant partners: Company-owned and merchant-owned arrangements.

Company-owned Arrangements.  Under a Company-owned arrangement, we own or lease the device and are responsible for controlling substantially all aspects of its operation. These responsibilities include what we refer to as first line maintenance, such as replacing paper, clearing paper or bill jams, resetting the device, any telecommunications and power issues, or other maintenance activities that do not require a trained service technician. We are also responsible for what we refer to as second line maintenance, which includes more complex maintenance procedures that require trained service technicians and often involve replacing component parts. In addition to first and second line maintenance, we are responsible for arranging for cash, cash loading, supplies, transaction processing, telecommunications service, and all other services required for the operation of the device, other than electricity. We typically pay a fee, either periodically, on a per-transaction basis or a combination of both, to the merchant on whose premises the device is physically located. We operate a limited number of our Company-owned devices on a merchant-assisted basis. In these arrangements, we own the device and provide all transaction processing services, but the merchant generally is responsible for providing and loading cash and performing first line maintenance.

Typically, we deploy our devices under Company-owned arrangements for our national and regional merchant customers. Our customers include 7-Eleven, Chevron, Costco, CVS, ExxonMobil, Hess, Rite Aid, Safeway, Target, Walgreens, and Winn-Dixie in the United States; Asda, Euro Garages Ltd., Forces Financial, IKEA, Martin McColl Ltd., Murco Petroleum Ltd., The Noble Organisation Ltd., Tates Ltd., and Welcome Break in the United Kingdom; and OXXO in Mexico. Because Company-owned locations are controlled by us (i.e., we control the on-line availability of the machines), are usually located in major national chains, and are thus more likely candidates for additional sources of revenue such as bank branding, they generally offer higher transaction volumes and greater profitability, which we consider necessary to justify the upfront capital cost of installing such machines. As of December 31, 2009, we operated approximately 22,870 devices under Company-owned arrangements.

Merchant-owned Arrangements.  Under a merchant-owned arrangement, a merchant owns the device and is responsible for its first-line maintenance and the majority of the operating costs; however, we generally continue to provide all transaction processing services, second-line maintenance, 24-hour per day monitoring and customer service, and, in some cases, retain responsibility for providing and loading cash. We typically enter into merchant-owned arrangements with our smaller, independent merchant customers. In situations where a merchant purchases a device from us, the merchant normally retains responsibility for providing cash for the device. Because the merchant bears more of the operating costs under this arrangement, the merchant typically receives a higher fee on a per-transaction basis than is the case under a Company-owned arrangement. In merchant-owned arrangements under which we have assumed responsibility for providing and loading cash and/or second line maintenance, the merchant receives a smaller fee on a per-transaction basis than in the typical merchant-owned arrangement. As of December 31, 2009, we operated approximately 10,540 devices under merchant-owned arrangements.

In the future, we expect the percentage of our Company-owned and merchant-owned arrangements to continue to fluctuate in response to the mix of devices we add through internal growth and acquisitions. While we may continue to add merchant-owned devices to our network as a result of acquisitions and internal sales efforts, our focus for internal growth will remain on expanding the number of Company-owned locations in our network due to the higher margins typically earned and the additional revenue opportunities available to us under Company-owned arrangements.

Electronic Funds Transfer (“EFT”) Transaction Processing.  As of December 31, 2009, we had substantially completed the process of converting our devices from various third-party transaction processing companies to our own EFT transaction processing platform, with the exception of approximately 3,600 traditional ATMs placed in 7-Eleven stores that are in the process of being converted in 2010. We were historically unable to transition these ATMs over to our platform as we were under-contract with a third party to provide the transaction processing services for these machines through December 2009. Our EFT transaction processing capabilities provide us with the ability to control the processing of transactions conducted on our network and allow us to control the content of the information appearing on the screens of our devices, which increases the types of products and services that we are able to offer to financial institutions. For example, with the ability to control screen flow, we are able to offer customized branding solutions to financial institutions, including one-to-one marketing and advertising services at the point of transaction. Additionally, the transition of our devices to our own EFT transaction processing platform has provided us with operational cost savings in terms of lower overall processing costs.

As our EFT transaction processing efforts are focused on controlling the flow and content of information on the device screens, we typically rely on third party service providers to handle the generic back-end connections to the EFT networks and limited funds settlement and reconciliation processes for our Company-owned accounts.

Components of Revenues, Cost of Revenues, and Expenses

Revenues

We derive our revenues primarily from providing ATM and automated consumer financial services and, to a lesser extent, from branding arrangements, surcharge-free network offerings, and sales of ATM equipment. We currently classify revenues into two primary categories: ATM operating revenues and ATM product sales and other revenues.

ATM Operating Revenues.  We present revenues from ATM and automated consumer financial services, branding arrangements, and surcharge-free network offerings as “ATM operating revenues” in our Consolidated Statements of Operations. These revenues include the fees we earn per transaction on our network, fees we generate from bank branding arrangements and our surcharge-free network offerings, and fees earned from providing certain maintenance services. Our revenues from ATM services have increased rapidly in recent years due to the acquisitions we have completed since 2001, as well as through internal expansion of our existing and acquired networks.

ATM operating revenues primarily consist of the three following components: (1) surcharge revenue, (2) interchange revenue, and (3) branding and surcharge-free network revenue.

•	Surcharge revenue. A surcharge fee represents a convenience fee paid by the cardholder for making a cash withdrawal from an ATM. Surcharge fees often vary by the type of arrangement under which we place our ATMs and can vary widely based on the location of the ATM and the nature of the contracts negotiated with our merchants. In the future, we expect that surcharge fees per surcharge-bearing transaction will vary depending upon negotiated surcharge fees at newly-deployed ATMs, the roll-out of additional branding arrangements, and future negotiations with existing merchant partners, as well as our ongoing efforts to improve profitability through improved pricing. For those ATMs that we own or operate on surcharge-free networks, we do not receive surcharge fees related to withdrawal transactions from cardholders who are participants of such networks, but rather we receive interchange and branding revenues (as discussed below). Surcharge fees in the United Kingdom are typically higher than the surcharge fees charged in the United States. In Mexico, domestic surcharge fees are generally less than those charged in the United States, except for machines that dispense U.S. dollars, where we charge an additional foreign currency convenience fee.

•	Interchange revenue. An interchange fee is a fee paid by the cardholder’s financial institution for the use of an ATM owned by another operator and the applicable EFT network that transmits data between the ATM and the cardholder’s financial institution. We typically receive a majority of the interchange fee paid by the cardholder’s financial institution, with the remaining portion being retained by the EFT network. In the United States and Mexico, interchange fees are earned not only on cash withdrawal transactions but on any ATM transaction, including balance inquiries, transfers, and surcharge-free transactions. However, based on recent legislation passed in Mexico, ATM operators will be required in the future to elect between receiving interchange fees from card issuers or surcharge fees from consumers. In the United Kingdom, interchange fees are earned on all ATM transactions other than pay-to-use cash withdrawals. Interchange fees are set by the EFT networks and vary according to EFT network arrangements with financial institutions, as well as the type of transaction. Such fees are typically lower for balance inquiries and fund transfers and higher for withdrawal transactions.

•	Branding and surcharge-free network revenue. Under a bank branding agreement, ATMs that are owned and operated by us are branded with the logo of and operated as if they were owned by the branding financial institution. Customers of the branding institution can use those machines without paying a surcharge, and, in exchange, the financial institution pays us a monthly per-machine fee for such branding. Historically, this type of branding arrangement has resulted in an increase in transaction levels at the branded ATMs, as existing customers continue to use the ATMs and new customers of the branding financial institution are attracted by the surcharge-free service. Additionally, although we forego the surcharge fee on transactions by the branding institution’s customers, we continue to earn interchange fees on those transactions along with the monthly branding fee, and typically enjoy an increase in surcharge-bearing transactions from users who are not customers of the branding institution as a result of having a bank brand on the devices. Overall, based on these factors, we believe a branding arrangement can substantially increase the profitability of an ATM versus operating the same machine in an unbranded mode. Fees paid for branding vary widely within our industry, as well as within our own operations. We expect that this variance in branding fees will continue in the future. However, because our strategy is to set branding fees at levels well above those required to offset lost surcharge revenue, we do not expect any such variance to cause a decrease in our total revenues.

Under the Allpoint network, which we acquired through our acquisition of ATM National, Inc. in December 2005, financial institutions who are members of the network pay us either a fixed monthly fee per cardholder or a set fee per transaction in exchange for us providing their cardholders with surcharge-free access to most of our domestic owned and/or operated ATMs. These fees are meant to compensate us for the loss of surcharge revenues. Although we forego surcharge revenues on those transactions, we do continue to earn interchange revenues. We believe that many of these surcharge-free transactions represent withdrawal transactions from cardholders who have not previously utilized the underlying ATMs, and these increased transaction counts more than offset the foregone surcharge. Consequently, we believe that Allpoint enables us to profitably operate in that portion of the ATM transaction market that does not involve a surcharge. Allpoint also works with financial institutions that manage stored-value debit card programs on behalf of corporate entities and governmental agencies, including general purpose, payroll and electronic benefits transfer (“EBT”) cards. Under these programs, the issuing financial institutions pay Allpoint a fee per issued prepaid debit card in return for allowing the users of those cards surcharge-free access to Allpoint’s participating network.

In addition to Allpoint, the ATMs that we operate in 7-Eleven stores, as well as select other merchant locations, participate in the CO-OP network, the nation’s largest surcharge-free network devoted exclusively to credit unions. Additionally, the financial services kiosks located in 7-Eleven stores are under an arrangement with Financial Services Centers Cooperative, Inc. (“FSCC”), a cooperative service organization that provides shared branching services for credit unions, to provide virtual branching services through the machines for members of the FSCC network.

In addition to the above, we also earn ATM operating revenues from the provision of more sophisticated financial services transactions at over 2,200 financial services kiosks that, in addition to standard ATM services, offer bill payment, check cashing, remote deposit capture, and money transfer services.

The following table sets forth, on a historical and pro forma basis, information on our surcharge, interchange, branding and surcharge-free network fees, and other ATM operating revenues per cash withdrawal transaction for the periods indicated. The pro forma information presented below assumes the 7-Eleven ATM Transaction occurred effective January 1, 2007.

				Pro Forma
	2009	2008	2007	2007

Per cash withdrawal transaction(1):
Surcharge revenue(2)	$1.04	$1.17	$1.36	$1.31
Interchange revenue(3)	0.61	0.62	0.59	0.59
Branding and surcharge-free network revenue(4)	0.28	0.25	0.21	0.21
Other revenue	0.05	0.04	0.04	0.07

Total ATM operating revenues	$1.98	$2.08	$2.20	$2.18

(1)	Amounts calculated based on total cash withdrawal transactions, including surcharge cash withdrawal transactions and surcharge-free cash withdrawal transactions.

(2)	Excluding surcharge-free cash withdrawal transactions, per transaction amounts would have been $1.96, $1.88, and $1.88 for the years ended December 31, 2009, 2008, and 2007, respectively, and $1.86 for the pro forma year ended December 31, 2007.

(3)	Amounts calculated based on total interchange revenues earned on all ATM transaction types, including surcharge and surcharge-free cash withdrawals, balance inquiries, and transfers.

(4)	Amounts include all bank branding and surcharge-free network revenues, the majority of which are not earned on a per-transaction basis.

The decline in our ATM operating revenues per cash withdrawal transaction over the past three years, as reflected in the table above, is primarily attributable to our efforts to increase the percentage of surcharge-free cash withdrawal transactions conducted on our network of devices. Such efforts have resulted in a significant increase in the number of withdrawal transactions being conducted on our devices, and thus, a corresponding increase in the overall revenues earned per device. However, the revenues earned per surcharge-free transaction are typically lower than the per-transaction amounts earned from surcharge-bearing transactions, thus contributing to the per-transaction decline reflected in the table above. Additionally, our ATM operating revenues per cash withdrawal transaction were negatively impacted in 2009 when compared to 2008 due to the effects of foreign currency exchange rate movements.

While our ATM operating revenues per cash withdrawal transaction have declined in recent years, our ATM operating expenses per withdrawal transaction have shown similar, if not greater, declines during the same period. As a result, our overall profitability per ATM during this period has increased significantly, as reflected in the “Key Operating Metrics” discussion contained below.

The following table presents, on a historical and pro forma basis, the components of our total ATM operating revenues for the years indicated:

				Pro Forma
	2009	2008	2007	2007

Surcharge revenue	52.7%	56.0%	61.7%	59.8%
Interchange revenue	31.0	29.6	26.7	27.2
Branding and surcharge-free network revenue	14.1	12.2	9.7	9.7
Other revenue	2.2	2.2	1.9	3.3

Total ATM operating revenues	100.0%	100.0%	100.0%	100.0%

ATM Product Sales and Other Revenues.  We present revenues from the sale of ATMs and other non-transaction-based revenues as “ATM product sales and other revenues” in our Consolidated statements of Operations. These revenues consist primarily of sales of ATMs and related equipment to merchants operating under merchant-owned arrangements, as well as sales under our value-added reseller (“VAR”) program with NCR. Under our VAR program, we primarily sell ATMs to Associate VARs who in turn resell the ATMs to various financial institutions throughout the United States in territories authorized by the equipment manufacturer. While we expect to continue to derive a portion of our revenues from direct sales of ATMs in the future, we expect that this source of revenue will not comprise a substantial portion of our total revenues in future periods.

Cost of Revenues

Our cost of revenues primarily consists of those costs directly associated with transactions completed on our network of ATMs and financial services kiosks. These costs include merchant fees, vault cash rental expense, other cost of cash, repairs and maintenance expense, processing fees, communications expense, and direct operations expense. To a lesser extent, cost of revenues also includes those costs associated with the sales of ATMs. The following is a description of our primary cost categories:

Merchant Fees.  We pay our merchants a fee that depends on a variety of factors, including the type of arrangement under which the device is placed and the number of transactions on that device. For the year ended December 31, 2009, merchant fees represented 32.5% of our ATM operating revenues.

Vault Cash Rental Expense.  We pay a fee to our vault cash providers for renting the cash that is maintained in our devices. As the fees we pay under our contracts with our vault cash providers are based on market rates of interest, changes in interest rates affect our cost of cash. In order to limit our exposure to increases in interest rates, we have entered into a number of interest rate swaps on varying amounts of our current and anticipated outstanding cash balances in our domestic and United Kingdom operations through 2013. For the year ended December 31, 2009, vault cash rental expense represented 7.0% of our ATM operating revenues.

Other Cost of Cash.  Other cost of cash includes all costs associated with the provision of cash for our devices except for rental expense, including armored courier services, insurance, cash reconciliation, associated wire fees, and other costs. For the year ended December 31, 2009, other cost of cash represented 9.0% of our ATM operating revenues.

Repairs and Maintenance.  Depending on the type of arrangement with the merchant, we may be responsible for first and/or second line maintenance for the device. We typically use third parties with national operations to provide these services. Our primary maintenance vendors are Diebold, NCR, and Pendum. For the year ended December 31, 2009, repairs and maintenance expense represented 8.0% of our ATM operating revenues.

Processing Fees.  For processing transactions originating on our devices that have not yet been transitioned to our EFT transaction processing platform, we continue to pay fees to third-party vendors. These vendors, which include Elan Financial Services and Fidelity Information Services in the United States, LINK in the United Kingdom, and PROSA-RED in Mexico, communicate with the cardholder’s financial institution through EFT networks to gain transaction authorization and to settle transactions. As we have converted most of our domestic devices over to our EFT transaction processing platform except for approximately 3,600 traditional ATMs in 7-Eleven stores that are currently in the process of being converted, we expect to see a slight reduction in our overall processing costs on a go-forward basis.

Communications.  Under our Company-owned arrangements, we are responsible for expenses associated with providing telecommunications capabilities to the devices, allowing them to connect with the applicable EFT network.

Other Expenses.  Other expenses primarily consists of direct operations expenses, which are costs associated with managing our network, including expenses for monitoring the devices, program managers, technicians, and customer service representatives.

Cost of ATM Product Sales.  In connection with the sale of equipment to merchants and value-added resellers, we incur costs associated with purchasing equipment from manufacturers, as well as delivery and installation expenses.

We define variable costs as those incurred on a per transaction basis. Processing fees and the majority of merchant fees fall under this category. Processing fees and merchant fees accounted for 48.9% of our cost of ATM operating revenues (exclusive of depreciation, accretion, and amortization related to ATMs and ATM-related assets) for the year ended December 31, 2009. Therefore, we estimate that 51.1% of our cost of ATM operating revenues is generally fixed in nature, meaning that any significant decrease in transaction volumes would lead to a decrease in the profitability of our operations, unless there was an offsetting increase in per-transaction revenues or decrease in our fixed costs. Conversely, as a majority of our operating costs are fixed in nature, a significant increase in transaction volumes would lead to an increase in the profitability of our operations. We currently exclude depreciation, accretion, and amortization from ATMs and ATM-related assets from our cost of ATM revenues. However, the inclusion of such costs would have increased the percentage of our cost of ATM operating revenues that we consider fixed in nature by approximately 6.5% for the year ended December 31, 2009.

The profitability of any particular location, and of our entire ATM and financial services kiosk operation, is driven by a combination of surcharge, interchange, and branding and surcharge-free network revenues, as well as the level of our related costs. Accordingly, material changes in our average surcharge fee or average interchange fee may be offset by branding revenues, surcharge-free network fees, or other ancillary revenues, or by changes in our cost structure. Because a variance in our average surcharge fee or our average interchange fee is not necessarily indicative of a commensurate change in our profitability, you should consider these measures only in the context of our overall financial results.

Indirect Operating Expenses

Our indirect operating expenses include general and administrative expenses related to administration, salaries, benefits, advertising and marketing, depreciation and accretion of the ATMs, ATM-related assets, and other assets that we own, amortization of our acquired merchant contracts and other amortizable intangible assets, and interest expense related to borrowings under our revolving credit facility, our senior subordinated notes, and our equipment financing facilities. We depreciate our capital equipment on a straight-line basis over the estimated life of such equipment and amortize the value of acquired intangible assets over the estimated lives of such assets.

Developing Trends in the ATM and Financial Services Industry

Increase in Surcharge-Free Offerings.  Many United States banks serving the market for consumer banking services are aggressively competing for market share, and part of their competitive strategy is to increase their number of customer touch points, including the establishment of an ATM network to provide convenient, surcharge-free access to cash for their customers. While a large owned-ATM network would be a key strategic asset for a bank, we believe it would be uneconomical for all but the largest banks to build and operate an extensive ATM network. Bank branding of ATMs and participation in surcharge-free networks allows financial institutions to rapidly increase surcharge-free ATM access for their customers at substantially less cost than building their own ATM networks. These factors have led to an increase in bank branding and participation in surcharge-free networks, and we believe that there will be continued growth in such arrangements.

Increase in Prepaid Debit Cards.  In the United States, we have seen a proliferation in the issuance and acceptance of prepaid debit cards as a means for consumers to access their cash and make routine retail purchases. Based on estimates published by Mercator Advisory Group, the number of prepaid debit cards among open loop network-branded money and financial services cards, payroll cards, social security cards, and unemployment benefit cards, is expected to increase from approximately 26.8 million cards in 2008 to 90.3 million cards in 2012. These numbers do not include card types less likely to be used at ATMs such as gift cards, consumer incentive cards, and transit cards.

We believe that our network of ATMs and financial services kiosks, located in well-known retail establishments throughout the United States, provides a convenient and cost-effective way for holders of such cards to access their cash and potentially conduct other financial services transactions. Furthermore, through Allpoint, which partners with financial institutions that issue and sponsor prepaid debit card programs on behalf of corporate entities and governmental organizations, we are able to provide holders of such cards convenient, surcharge-free access to their cash. While it is difficult to measure the precise number of cash withdrawal transactions occurring from prepaid debit cards on our network, we believe that such number increased significantly during 2009 and represented a significant portion of the year-over-year withdrawal transaction count gains that we saw in the United States.

In response to the recent proliferation in the issuance and acceptance of prepaid debit cards, as well as perceived abuses within the credit and debit card industries in general, the United States Congress recently passed the Credit Card Accountability, Responsibility and Disclosure Act of 2009 (the “Credit Card Act”). With respect to prepaid debit cards (in particular, gift certificates, store gift cards and general-use prepaid cards), the Credit Card Act imposes certain restrictions on card expiration dates and fees that can be charged to users of those cards. Additionally, the Credit Card Act mandates certain additional consumer disclosure requirements by issuers of these types of prepaid debit cards. The Credit Card Act does not apply to other types of prepaid debit cards, including reloadable prepaid cards that are not marketed or labeled as a gift card or gift certificate.

As a result of these new requirements, the Federal Reserve Board recently issued amendments to Regulation E, which are expected to become effective beginning in August 2010. Moreover, some state attorneys general have indicated a desire to implement specific state-by-state regulations on the emerging prepaid debit card industry. At this point, it is unclear whether the increase in the use of prepaid debit cards on our network will be negatively impacted by these recent regulatory actions and trends.

Growth in Other Automated Consumer Financial Services.  Approximately 75% of all ATM transactions in the United States are cash withdrawals, with the remainder representing other basic banking functions such as balance inquiries, transfers, and deposits. We believe that there are significant opportunities for a large non-bank ATM operator to provide additional financial services to customers, such as check cashing, remote deposit capture, money transfer, bill payment services, and prepaid debit card reload services through self-service kiosks. These additional consumer financial services would result in additional revenue streams for us and could ultimately result in increased profitability.

Managed Services.  While many banks own significant networks of ATMs that serve as extensions of their branch networks and increase the level of service offered to their customers, large ATM networks are costly to operate and typically do not provide significant revenue for banks and smaller financial institutions. As operating a network of ATMs is not a core competency for banks or other financial institutions, we believe there is an opportunity for a large non-bank ATM and financial services kiosk operator such as ourselves, with lower costs and an established operating history, to contract with financial institutions to manage their ATM networks. Such an outsourcing arrangement could reduce a financial institution’s operational costs while extending their customer service. Additionally, we believe there are opportunities to provide selected services on an outsourced basis, such as transaction processing services, to other independent owners and operators of ATMs and financial services kiosks.

Growth in International Markets.  In most regions of the world, ATMs are less common than in the United States. We believe the ATM industry will grow faster in international markets than in the United States, as the number of ATMs per capita in those markets increases and begins to approach the levels seen here. In addition, there has been a trend towards growth of off-premise ATMs in several international markets, including the United Kingdom and Mexico.

•	United Kingdom. The United Kingdom is the largest ATM market in Europe. Until the late 1990s, most United Kingdom ATMs were installed at bank and building society branches. Non-bank operators began to deploy ATMs in the United Kingdom in December 1998 when LINK (which connects the ATM networks of all United Kingdom ATM operators) allowed them entry into its network via arrangements between non-bank operators and United Kingdom financial institutions. We believe that non-bank ATM operators have benefited in recent years from customer demand for more conveniently located cash machines, the emergence of internet banking with no established point of presence, and the closure of bank branches due to consolidation. According to LINK, a total of approximately 64,000 ATMs were deployed in the United Kingdom as of June 2009, of which approximately 29,000 were operated by non-banks. This has grown from approximately 36,700 total ATMs in the United Kingdom in 2001, with less than 7,000 operated by non-banks. Similar to the United States, electronic payment alternatives have gained popularity in the United Kingdom in recent years. However, cash is still the primary payment method preferred by consumers, representing nearly two-thirds of total transaction spending according to the APACS’ United Kingdom Payment Statistics 2009 publication.

•	Mexico. Historically, surcharge fees were not allowed pursuant to Mexican law. However, in July 2005, the Mexican government approved a measure that now allows ATM operators to charge a fee to individuals withdrawing cash from their ATMs. However, in October 2009, the Central Bank of Mexico adopted new rules that would require ATM operators to elect between receiving interchange fees from card issuers or surcharge fees from consumers, which will go into effect on April 30, 2010. At this time, it is our expectation that Cardtronics Mexico will elect to assess the surcharge fee to the consumer rather than the interchange fee to that consumer’s financial institution. According to the Central Bank of Mexico, as of September 2009, Mexico had approximately 32,700 ATMs operating throughout the country, substantially all of which are owned by national and regional banks.

Increases in Surcharge Rates.  In 2007 and 2008, several large financial institutions in the United States began increasing the surcharge rate charged to non-customers for the use of their ATMs. This increase in fees could potentially increase the amount of transactions conducted on our ATMs, as customers seek to minimize the amount of transaction fees paid by using ATMs that charge lower rates (such as ours). Alternatively, this increase by other institutions could provide us with the opportunity to increase the surcharge rates charged on our ATMs in selected markets and make our surcharge-free offerings more attractive to consumers and other financial institutions.

Recent Events

Cash Withdrawal Transaction Trends.  For the year ended December 31, 2009, total cash withdrawal transactions per ATM per month conducted on our domestic ATMs increased 4% over the prior year. This increase was due to a 28% increase in the number of surcharge-free cash withdrawal transactions, which was primarily attributable to two factors: 1) the mix shift in transactions (and the related revenues) that has occurred due to the continuing evolution of our product offerings away from the traditional surcharge-based model to a surcharge-free model, and 2) the proliferation in the use of network-branded prepaid debit cards by employers and governmental agencies for payroll and other benefit-related payments. Specifically, the increase in the number of prepaid debit cards in circulation has served to increase our potential customer base, as these prepaid debit cards are capable of being used in ATMs, and many of the individuals to whom the cards are being issued are traditionally unbanked and have not historically been able to utilize ATMs. We expect to see a continued increase in the number of prepaid debit cards in the future, which we believe will result in an increase in the number of cash withdrawal transactions conducted on our ATMs. Additionally, although our surcharge-free offerings contributed to a 12% decline in the number of surcharge transactions conducted on our machines in 2009 versus 2008, our bank branding and surcharge-free network revenues, along with higher interchange revenues from the increased number of transactions being conducted on our ATMs, more than offset the decline in surcharge revenues.

In the United Kingdom, total cash withdrawal transactions per ATM per month increased by approximately 17% in 2009 when compared to 2008, due to a 44% increase in the number of free-to-use cash withdrawal transactions and a 4% increase in the number of pay-to-use cash withdrawal transactions conducted on our ATMs in that market. Despite the overall increase in pay-to-use withdrawals, the actual number of pay-to-use withdrawals per ATM per month declined during the period. We believe this decline is primarily the result of regulatory changes, including requirements to place more prominent fee notifications on pay-to-use ATMs, which has appeared to have caused a shift in consumer behavior. We believe this trend will continue in the future, and therefore have recently been installing more free-to-use machines in this market. Specifically, of the additional machines that we installed in the United Kingdom during 2009, approximately 90% were free-to-use as opposed to pay-to-use. Although we earn less revenue per cash withdrawal transaction on a free-to-use machine, the increase in the number of transactions conducted on free-to-use machines has translated to higher interchange revenues, which has more than offset the loss of surcharge revenues. For example, our per-ATM operating revenues per month totaled £1,487 during the year ended December 31, 2009, which represents an increase of approximately 8% when compared to the £1,377 earned per ATM per month during the previous year. As previously noted, we expect that this trend toward free-to-use ATMs will continue and we anticipate installing additional free-to-use ATMs in this market in the future.

Foreign Currency Exchange Rates.  The strengthening of the United States dollar relative to the British pound and Mexican peso negatively impacted our results during 2009 and 2008 in terms of translating those foreign earnings into United States dollars. Despite the negative impact on our revenues and gross profits, this trend did not have a significant negative impact on our cash flows, as we do not currently rely on cash generated by our international operations to fund our domestic operating needs and each operation conducts substantially all of its business in its local currency. Additionally, we continue to explore potential growth opportunities in the two international markets in which we currently operate, and the strengthening of the United States dollar could enhance our ability to invest in those markets at favorable exchange rates.

Revolving Credit Facility Modification.  In February 2009, we amended our revolving credit facility to (i) authorize our repurchase of common stock up to an aggregate of $10.0 million (further discussed below); (ii) increase the amount of aggregate “Investments” (as defined in the credit facility agreement) that we may make in non wholly-owned subsidiaries from $10.0 million to $20.0 million and correspondingly increase the aggregate amount of Investments that we may make in subsidiaries that are not Loan Parties (as defined in the credit facility agreement) from $25.0 million to $35.0 million; (iii) increase the maximum amount of letters of credit that may be issued under the facility from $10.0 million to $15.0 million; and (iv) modify the amount of capital expenditures that may be incurred on a rolling 12-month basis, as measured on a quarterly basis.

Stock Repurchase Program.  In February 2009, our Board of Directors approved a common stock repurchase program up to an aggregate of $10.0 million. To date, we have purchased approximately 35,000 shares of our common stock at a total cost of $0.1 million and at an average price per share of $3.37, which were repurchased on various dates in the open market. The share repurchase program had an initial expiration date of March 31, 2010. However, in March 2010, our Board of Directors extended the program through March 31, 2011, unless further extended or terminated earlier by our Board of Directors.

Expansion into Puerto Rico.  During the third quarter of 2009, we entered into the Puerto Rican ATM market. As of December 31, 2009, we had installed 21 ATMs in that market and we plan to continue to explore other growth opportunities on the island, as well as entrance into other Caribbean, Latin, and Central American ATM markets.

Mount Vernon Money Center.  In February 2010, MVMC, one of our third-party armored service providers in the Northeast, ceased all cash replenishment operations for its customers following the arrest on charges of bank fraud of its founder and principal owner. A few days later, the U.S. District Court in the Southern District of New York (the “Court”) appointed a receiver (the “Receiver”) to, among other things, seize all of the assets in the possession of MVMC. While we currently do not believe that this event will have a material adverse affect on our operations, we were required to convert over 1,000 ATMs that were being serviced by MVMC to another third-party armored service provider, resulting in a minor amount of downtime being experienced by those ATMs. Further, based upon the Receiver’s report dated March 1, 2010, and filed with the Court on that same date, it appears that some of the vault cash that was delivered to MVMC on our behalf was either commingled with vault cash belonging to MVMC’s other customers or was misappropriated by MVMC. Regardless, we currently believe that our existing insurance policies will cover any cash losses that we may incur resulting from this incident, less any deductible payments required to be paid by us under such policies. If it is ultimately determined that we have suffered cash losses in connection with this incident, the timing of recognition of such losses and the related insurance reimbursement amounts may not coincide.

Factors Impacting Comparability

7-Eleven ATM Transaction.  In July 2007, we acquired the 7-Eleven Financial Services Business for approximately $137.3 million in cash. The acquisition included approximately 5,500 ATMs located in 7-Eleven stores throughout the United States. Additionally, in connection with the 7-Eleven ATM Transaction, we entered into a placement agreement that provides us with, subject to certain conditions, a 10-year exclusive right to operate all ATMs in 7-Eleven locations throughout the United States, including any new stores opened or acquired by 7-Eleven.

The operating results of our United States segment include the results of the 7-Eleven Financial Services Business. Because of the significance of this acquisition, our operating results for the years ended December 31, 2009 and 2008 are not comparable to our historical results for the year ended December 31, 2007. In particular, our revenues and gross profits for 2009 and 2008 were substantially higher, but the increased revenue and gross profit amounts were initially substantially offset by higher operating expense amounts, including higher selling, general, and administrative expenses associated with running the combined operations. In addition, depreciation, accretion, and amortization expense amounts were significantly higher as a result of the tangible and intangible assets recorded as part of the acquisition. For more information on the 7-Eleven ATM Transaction, see “Part II, Item 8. Financial Statements and Supplementary Data, Note 3” to our 2009 Form 10-K.

Foreign Currency Exchange Rates.  As noted above, our results during 2009 and 2008 were negatively impacted by changes in foreign currency rates. As a result, we have provided certain information on a constant-currency basis in the following sections in an effort to allow for more meaningful comparisons to be made between the years presented.

Results of Operations

The following table sets forth our statement of operations information as a percentage of total revenues for the years indicated. Percentages may not add due to rounding.

	Years Ended December 31,
	2009	2008	2007

Revenues:
ATM operating revenues	97.9%	96.5%	96.6%
ATM product sales and other revenues	2.1	3.5	3.4

Total revenues	100.0	100.0	100.0
Cost of revenues:
Cost of ATM operating revenues (exclusive of depreciation, accretion, and amortization, shown separately below)(1)	67.7	73.6	74.5
Cost of ATM product sales and other revenues	2.1	3.2	3.2

Total cost of revenues	69.8	76.8	77.6

Gross profit	30.2	23.2	22.4
Operating expenses:
Selling, general, and administrative expenses	8.4	7.9	7.8
Depreciation and accretion expense	8.0	7.9	7.1
Amortization expense(2)	3.8	3.8	5.0
Loss on disposal of assets	1.2	1.2	0.7
Goodwill impairment charge(3)	—	10.1	—

Total operating expenses	21.5	31.0	20.5

Income (loss) from operations	8.7	(7.7)	1.9
Other expense (income):
Interest expense, net	6.1	6.3	7.8
Amortization of deferred financing costs and bond discounts	0.5	0.4	0.4
Other	0.1	—	(0.2)

Total other expense	6.7	6.8	8.1

Income (loss) before income taxes	2.0	(14.5)	(6.2)
Income tax expense	0.9	0.2	1.2

Net income (loss)	1.2	(14.7)	(7.4)
Net income (loss) attributable to noncontrolling interests	0.1	(0.2)	(0.1)

Net income (loss) attributable to controlling interests	1.1	(14.5)	(7.3)
Preferred stock conversion and accretion expense	—	—	9.6

Net income (loss) attributable to controlling interest and available to common stockholders	1.1%	(14.5)%	(16.9)%

(1)	Excludes effects of depreciation, accretion, and amortization expense of $51.5 million, $52.4 million, and $43.1 million, for the years ended December 31, 2009, 2008, and 2007, respectively. The inclusion of this depreciation, accretion, and amortization expense in “Cost of ATM operating revenues” would have increased our Cost of ATM operating revenues as a percentage of total revenues by 10.4%, 10.6%, and 11.4% for the years ended December 31, 2009, 2008, and 2007, respectively.

(2)	Includes pre-tax impairment charges of $1.2 million, $0.4 million, and $5.7 million for the years ended December 31, 2009, 2008, and 2007, respectively.

(3)	Represents a $50.0 million charge in 2008 to write-down the value of the goodwill associated with our United Kingdom operations.

Key Operating Metrics

We rely on certain key measures to gauge our operating performance, including total transactions, total cash withdrawal transactions, ATM operating revenues per ATM per month, and ATM operating gross profit margin. The following table sets forth information regarding certain of these key measures for the years indicated.

	2009	2008	2007

Average number of transacting ATMs:
United States: Company-owned	18,190	17,993	14,143
United States: Merchant-owned	10,066	10,695	11,632
United Kingdom	2,606	2,421	1,718
Mexico	2,197	1,747	784

Total average number of transacting ATMs	33,059	32,856	28,277

Total transactions (in thousands)	383,323	354,391	247,270
Total cash withdrawal transactions (in thousands)	244,378	228,306	166,248
Monthly cash withdrawal transactions per ATM	616	579	490
Per ATM per month:
ATM operating revenues	$1,218	$1,207	$1,076
Cost of ATM operating revenues (exclusive of depreciation, accretion, and amortization)(1)(2)	842	921	829

ATM operating gross profit(1)(3)	$376	$286	$247

ATM operating gross profit margin (exclusive of depreciation, accretion, and amortization)	30.9%	23.7%	22.9%
ATM operating gross profit margin (inclusive of depreciation, accretion, and amortization)	20.2%	12.7%	11.1%

(1)	Excludes effects of depreciation, accretion, and amortization expense of $51.5 million, $52.4 million, and $43.1 million for the years ended December 31, 2009, 2008, and 2007, respectively. The inclusion of this depreciation, accretion, and amortization expense in “Cost of ATM operating revenues” would have increased our cost of ATM operating revenues per ATM per month and decreased our ATM operating gross profit per ATM per month by $130, $133, and $127 for the years ended December 31, 2009, 2008, and 2007, respectively.

(2)	The decline in the Cost of ATM operating revenues per ATM per month from 2008 to 2009 was due to foreign currency exchange rate movements between the two periods, lower vault cash interest costs, and other operating cost reductions as a result of better pricing terms under the renegotiated contract with our maintenance and armored service providers.

(3)	ATM operating gross profit is a measure of profitability that uses only the revenue and expenses that related to operating the ATMs. The revenue and expenses from ATM equipment sales and other ATM-related services are not included.

Revenues

	For the Years Ended December 31,
			% Change		% Change
	2009	2008	2008 to 2009	2007	2007 to 2008
	(In thousands, excluding percentages)

ATM operating revenues	$483,138	$475,800	1.5%	$365,322	30.2%
ATM product sales and other revenues	10,215	17,214	(40.7)%	12,976	32.7%

Total revenues	$493,353	$493,014	0.1%	$378,298	30.3%

Year ended December 31, 2009 compared to year ended December 31, 2008

ATM operating revenues.  ATM operating revenues generated during the year ended December 31, 2009 increased $7.3 million over the year ended December 31, 2008. Below is a detail, by segment, of changes in the various components of ATM operating revenues:

	2008 to 2009 Variance
	U.S.	U.K.	Mexico	Total
	Increase (Decrease)
	(In thousands)

Surcharge revenues	$(11,557)	$(4,978)	$4,712	$(11,823)
Interchange revenues	3,692	4,098	253	8,043
Branding and surcharge-free network revenues	9,565	—	(5)	9,560
Other revenues	798	—	760	1,558

Total increase (decrease) in ATM operating revenues	$2,498	$(880)	$5,720	$7,338

United States.  During the year ended December 31, 2009, our United States operations experienced a $2.5 million increase in ATM operating revenues over 2008. This increase was primarily due to a 16% increase in bank branding and surcharge-free network revenues that resulted from the continued growth of participating banks in our surcharge-free offerings. Additionally, increased participation in these programs and growth in the use of prepaid debit cards contributed to the 2% increase in the number of cash withdrawal transactions conducted on our ATMs, which resulted in a 3% increase in interchange revenues. Offsetting the increase in bank branding and surcharge-free network revenues and interchange revenues during the period was a 12% decline in the number of surcharge transactions, which resulted in an $11.6 million decline in surcharge revenue. Since our surcharge-free programs allow participants’ cardholders to make cash withdrawals on a surcharge-free basis at our ATMs, a decline in the number of surcharge transactions was expected. Also contributing to the decrease in surcharge transactions was a 6% decline in our merchant-owned account base, which contributed $4.8 million of the $11.6 million surcharge revenue decline but had a minimal impact on our overall gross profit as much of the surcharge revenues generated by those accounts are paid to the underlying merchants. Accordingly, as surcharge revenues declined, so did the related merchant payments.

United Kingdom.  During the year ended December 31, 2009, ATM operating revenues from our United Kingdom operations decreased $0.9 million from the year ended December 31, 2008, due to the unfavorable foreign currency exchange rate movements between the years. Specifically, during 2009, the average exchange rate between the United States dollar and the British pound was $1.57 to £1.00 compared to $1.85 to £1.00 in 2008. Excluding the impact of foreign currency movements, surcharge revenues and interchange revenues increased by $3.6 million (7%) and $8.6 million (39%), respectively. These increases were primarily driven by a 26% increase in cash withdrawal transactions that resulted from an 8% increase in the average number of transacting ATMs, which increased from 2,421 during 2008 to 2,606 ATMs during 2009. Additionally, the higher number of cash withdrawal transactions on our free-to-use ATMs also contributed to the increase in the amount of interchange revenues earned during 2009 on a constant currency basis.

Mexico.  Our Mexico operations experienced the most significant percentage increase in ATM operating revenues during the year ended December 31, 2009, primarily as a result of a 26% increase in the average number of transacting ATMs associated with these operations. Specifically, the average number of transacting ATMs increased from 1,747 during 2008 to 2,197 during 2009, with an ending machine count of 2,616 as of December 31, 2009. This increased machine count contributed to the increase in total surcharge transactions of approximately 30%, which resulted in an additional $4.7 million and $0.3 million in surcharge and interchange revenues, respectively. Excluding the impact of unfavorable foreign currency exchange rate movements, the increases in surcharge and interchange revenues would have been $7.3 million and $1.3 million, respectively.

ATM product sales and other revenues.  ATM product sales and other revenues for the year ended December 31, 2009 were lower than those generated during 2008 by $7.0 million primarily due to lower equipment sales and lower VAR program sales. Under our VAR program, we primarily sell ATMs to Associate VARs who in turn resell the ATMs to various financial institutions throughout the United States in territories authorized by the equipment manufacturer. In the current economic climate, financial institutions and others have reduced their ATM purchases and we have, therefore, seen a decline in these sales during 2009. Also contributing to the decline was the completion of our Triple Data Encryption Standard (“Triple-DES”) upgrades in 2008, which generated a higher amount of product sales and service-related revenues during 2008.

Year ended December 31, 2008 compared to year ended December 31, 2007

ATM operating revenues.  ATM operating revenues generated during the year ended December 31, 2008 increased $110.5 million over the year ended December 31, 2007. Below is a detail, by segment, of changes in the various components of ATM operating revenues:

	2007 to 2008 Variance
	U.S.	U.K.	Mexico	Total
	Increase (Decrease)
	(In thousands)

Surcharge revenue	$33,355	$2,273	$5,111	$40,739
Interchange revenue	32,303	8,349	2,655	43,307
Branding and surcharge-free network revenue	22,481	—	(2)	22,479
Other	3,952	1	—	3,953

Total increase in ATM operating revenues	$92,091	$10,623	$7,764	$110,478

United States.  During the year ended December 31, 2008, our United States operations experienced a $92.1 million (30.9%) increase in ATM operating revenues over 2007. The majority of this increase was attributable to the 7-Eleven ATM Transaction. Specifically, our 2008 results included $41.8 million of incremental surcharge revenue, $29.7 million of incremental interchange revenue, $7.6 million of incremental branding and surcharge-free network revenue, and $4.0 million of advanced-functionality revenue generated by the acquired operations as a result of the inclusion of these operations in our results for the full year of 2008. Also contributing to the increase in ATM operating revenues were the additional branding and surcharge-free network agreements entered into during 2007, which resulted in $14.8 million in incremental bank branding and surcharge-free network fees from our pre-existing domestic operations. Finally, we also generated $4.5 million of incremental interchange revenues from our pre-existing Company-owned domestic operations in 2008 when compared to 2007, the majority of which can be attributed to the additional bank branding and surcharge-free network agreements entered into in 2007 as well as the higher number of Company-owned ATMs in 2008 compared to 2007.

The overall increase in ATM operating revenues described above was partially offset by lower surcharge and interchange revenues associated with our domestic merchant-owned operations. As a result of declines in the average number of transacting ATMs, surcharge revenues and interchange revenues generated by our merchant-owned base were $8.0 million and $1.9 million lower, respectively, during 2008 when compared to 2007. These declines were primarily a result of the decline in the average number of transacting merchant-owned ATMs in the United States, the majority of which was attributable to attrition related to the Triple-DES upgrades mandated by the EFT networks. Specifically, rather than incurring the costs to update or replace their existing machines to be Triple-DES compliant, merchants with lower transacting ATMs decided to dispose of their ATMs. Additionally, surcharge revenues from our Company-owned base declined by $0.5 million during

2008, primarily as a result of a shift in revenues from surcharge-based fees to surcharge-free branding and network fees due to the additional branding and surcharge-free network arrangements entered into with financial institutions during 2007.

United Kingdom.  Our United Kingdom operations further contributed to the higher ATM operating revenues during the year ended December 31, 2008, as surcharge revenues and interchange revenues increased by 4.6% and 61.4%, respectively, over 2007 due to the additional ATM deployments that occurred during 2007 and 2008. Specifically, the average number of transacting ATMs in the United Kingdom increased from 1,718 ATMs during 2007 to 2,421 ATMs during 2008. Additionally, a higher number of free-to-use ATMs also contributed to the increase in the amount of interchange revenues earned during 2008. However, the increase in revenues was lower than originally anticipated due to lower than expected surcharge transaction levels during 2008, which we believe were due to a number of factors, including (i) certain service-related issues associated with one of our third-party armored cash providers that resulted in a higher percentage of downtime at our ATMs during 2008, (ii) the overall economic downturn experienced in the United Kingdom, (iii) the installation of a significant number of new free-to-use ATMs in that market in 2008, and (iv) additional regulatory changes, including requirements to place more prominent fee notifications on pay-to-use ATMs.

In addition to the above factors that negatively impacted our surcharge transaction levels, and therefore our surcharge revenues, the strengthening of the United States dollar relative to the British pound also negatively impacted the revenues from our United Kingdom operations. Specifically, during 2008, the average exchange rate between the United States dollar and the British pound was $1.85 to £1.00 compared to $2.00 to £1.00 in 2007.

Mexico.  Our Mexico operations contributed to the increase in ATM operating revenues during the year ended December 31, 2008 as a result of the deployment of additional ATMs during 2007 and 2008. Specifically, the average number of transacting ATMs associated with these operations increased from 784 during 2007 to 1,747 during 2008.

ATM product sales and other revenues.  ATM product sales and other revenues for the year ended December 31, 2008 were slightly higher than those generated during 2007 primarily due to higher VAR program sales, which resulted from the additions of two new Associate VARs during the latter half of 2007 and one new Associate VAR in the first quarter of 2008.

Cost of Revenues

	For the Years Ended December 31,
			% Change		% Change
	2009	2008	2008 to 2009	2007	2007 to 2008
		(In thousands, excluding percentages)

Cost of ATM operating revenues (exclusive of depreciation, accretion, and amortization)	$333,907	$362,916	(8.0)%	$281,705	28.8%
Cost of ATM product sales and other revenues	10,567	15,625	(32.4)%	11,942	30.8%

Total cost of revenues (exclusive of depreciation, accretion, and amortization)	$344,474	$378,541	(9.0)%	$293,647	28.9%

Year ended December 31, 2009 compared to year ended December 31, 2008

Cost of ATM operating revenues (exclusive of depreciation, accretion, and amortization).  The cost of ATM operating revenues (exclusive of depreciation, accretion, and amortization) incurred during the year ended December 31, 2009 decreased $29.0 million from the year ended December 31, 2008. Below is a detail, by segment, of changes in the various components of the cost of ATM operating revenues (exclusive of depreciation, accretion, and amortization):

	2008 to 2009 Variance
	U.S.	U.K.	Mexico	Total
	Increase (Decrease)
	(In thousands)

Merchant commissions	$(7,933)	$(1,091)	$1,422	$(7,602)
Vault cash rental expense	(5,409)	(7,575)	154	(12,830)
Other cost of cash	(3,370)	(656)	282	(3,744)
Repairs and maintenance	(204)	77	576	449
Communications	(1,050)	(1,278)	180	(2,148)
Transaction processing	(1,936)	76	22	(1,838)
Stock-based compensation	177	—	—	177
Other expenses	1,173	(2,684)	38	(1,473)

Total increase (decrease) in cost of ATM revenues	$(18,552)	$(13,131)	$2,674	$(29,009)

United States.  During the year ended December 31, 2009, the cost of ATM operating revenues (exclusive of depreciation, accretion, and amortization) incurred by our United States operations decreased $18.6 million from the costs incurred during 2008. This decrease was primarily due to lower merchant fees, which resulted from the 6% decline in the number of our merchant-owned accounts that resulted in an overall decline in surcharge transactions and the related surcharge revenues, as noted above. Also contributing to the decline in the cost of ATM operating revenues was lower vault cash rental expense, primarily due to reduced market interest rates on the unhedged portion of our vault cash rental obligations, and a decrease in other cost of cash, which was attributable to lower armored costs resulting from fewer cash fills and the effect of better pricing terms under the renegotiated contract with one of our primary armored service providers. Similarly, our primary domestic maintenance service agreement was renewed on favorable terms earlier in the year, which resulted in a lower repairs and maintenance expense for 2009 compared to the prior year. Our communications expense also declined, primarily as a result of the renegotiated contract with our telecommunications provider. Finally, we incurred lower transaction processing costs due to the continued conversion of the ATMs in our portfolio over to our EFT transaction processing platform.

With respect to our domestic vault cash rental obligations, we negotiated new pricing terms and conditions with one of our vault cash providers, which became effective in August 2009. Additionally, we are currently negotiating new pricing terms and conditions with another vault cash provider in the United States, which we expect will become effective July 1, 2010. As a result of these negotiations, we expect to see a slight increase in our vault cash rental costs in future periods, thus negatively impacting our domestic ATM operating gross profit margins. See “— Gross Profit Margin” below for a discussion of our expectations regarding gross margin levels for 2010.

United Kingdom.  During 2009, our United Kingdom operations also contributed to the decrease in the cost of ATM operating revenues (exclusive of depreciation, accretion, and amortization). The overall $13.1 million decrease was primarily due to foreign currency exchange rate movements between periods. Excluding the impact of exchange rate movements, our United Kingdom operations’ cost of ATM operating revenues decreased by $3.8 million, despite an increase in the average number of transacting ATMs in 2009 when compared to 2008. The decrease in costs (excluding exchange rate movements) was primarily due to lower vault cash rental expense as a result of reduced market interest rates on our vault cash rental obligations in 2009 when compared to 2008. Additionally, we maintained higher cash balances in our ATMs within the United Kingdom during the latter half of 2008 in an effort to minimize the amount of downtime caused by service-related issues with a third-party armored service provider, which further contributed to the year-over-year decline in vault cash rental expense. Finally, our communications expense also declined as a result of the renegotiated contract with our primary communications provider in the United Kingdom.

With respect to our United Kingdom vault cash rental obligations, we renegotiated new pricing terms and conditions during 2009 with our existing vault cash provider in that market. The revised pricing terms and conditions are somewhat less favorable to us than those that were in effect under the previous agreement. As a result, the vault cash rental costs associated with our operations in the United Kingdom are expected to increase in future periods, thus negatively impacting our ATM operating gross profit margins in that segment. Additionally, during 2009, we entered into certain interest rate swap transactions to fix the interest rate utilized in calculating the monthly vault cash rental fees under our vault cash rental agreement in the United Kingdom. Such fixed rates, which became effective in January 2010, are higher than current market interest rates as the fixed rates under the swap contracts represent intermediate-term rates (which are typically higher) while the current market rates are short-term floating rates (which are typically lower). Accordingly, the amount we pay for our vault cash rental fees in the United Kingdom is expected to increase from current levels beginning in 2010, regardless of any changes that may occur with respect to market interest rates. See “— Gross Profit Margin” below for a discussion of our expectations regarding gross margin levels for 2010.

Mexico.  Partially offsetting the decrease in the cost of ATM operating revenues (exclusive of depreciation, accretion, and amortization) of our United States and United Kingdom operations were the costs incurred by our Mexico operations. The higher costs in Mexico were attributable to a 26% increase in the average number of transacting ATMs and a 30% increase in the total number of transactions conducted on these machines during 2009 when compared to 2008, which resulted in a $2.7 million increase in the cost of ATM operating revenues for the year ended December 31, 2009, when compared to 2008. Excluding the impact of exchange rate movements (which were advantageous to the costs associated with these operations), the increase in our cost of ATM operating revenues for Mexico for year ended December 31, 2009 were $5.5 million higher than the same period last year.

Cost of ATM product sales and other revenue.  Relatively consistent with the 40.7% decrease in ATM product sales and other revenues discussed above, the cost of ATM product sales and other revenues decreased 32.4% during 2009 compared to 2008 primarily due to lower equipment and VAR program sales during the period.

Year ended December 31, 2008 compared to year ended December 31, 2007

Cost of ATM operating revenues (exclusive of depreciation, accretion, and amortization).  The cost of ATM operating revenues (exclusive of depreciation, accretion, and amortization) incurred during the year ended December 31, 2008 increased $81.2 million over the year ended December 31, 2007. Below is a detail, by segment, of changes in the various components of the cost of ATM operating revenues (exclusive of depreciation, accretion, and amortization):

	2007 to 2008 Variance
	U.S.	U.K.	Mexico	Total
	Increase (Decrease)
	(In thousands)

Merchant commissions	$21,928	$7,636	$3,103	$32,667
Vault cash rental expense	7,522	2,384	1,164	11,070
Other cost of cash	8,628	3,035	944	12,607
Repairs and maintenance	9,037	1,816	722	11,575
Direct operations	5,423	732	505	6,660
Communications	3,862	672	384	4,918
Transaction processing	(2,497)	(924)	(33)	(3,454)
Stock-based compensation	534	—	—	534
Charges related to EMV certification	—	793	—	793
Other expenses	686	3,118	37	3,841

Total increase in cost of ATM revenues	$55,123	$19,262	$6,826	$81,211

United States.  During the year ended December 31, 2008, the cost of ATM operating revenues (exclusive of depreciation, accretion, and amortization) incurred by our United States operations increased $55.1 million over the cost incurred during 2007. This increase was primarily the result of the 7-Eleven ATM Transaction, as the operations of the acquired 7-Eleven Financial Services Business, which were included in our results for the full year of 2008 compared to only five and a half months during 2007, incurred $110.3 million of expenses during 2008 compared to $53.4 million of expenses during 2007. The incremental $56.9 million of expenses incurred by these operations during 2008 included $28.5 million of merchant fees, $13.8 million in costs of cash, $7.1 million of repairs and maintenance costs, $3.6 million in communication costs, $3.1 million of processing costs, and $0.8 million of direct operations and other costs. The $110.3 million of expenses incurred by the operations of the acquired 7-Eleven Financial Services Business during 2008 is net of $8.2 million of expense reductions related to the liabilities we recorded in connection with the acquisition to value certain unfavorable operating leases and an operating contract assumed as a part of the 7-Eleven ATM Transaction.

Our pre-existing United States operations also contributed to the higher cost of ATM operating revenues (exclusive of depreciation, accretion, and amortization), including (1) $5.2 million of additional costs directly allocable to our pre-existing domestic operations, primarily as a result of our decision to hire additional personnel during 2007 to focus on our strategic initiatives at that time; (2) $2.4 million of higher costs of cash, primarily due to higher armored courier costs as a result of the increase in the number of Company-owned machines; and (3) $1.1 million of higher maintenance costs. Offsetting these increases in costs was a $6.6 million reduction in merchant fees associated with our pre-existing domestic operations, comprised of a $7.3 million decrease attributable to the year-over-year decline in the number of domestic merchant-owned ATMs and the related surcharge revenues that was partially offset by a $0.7 million increase in merchant fees associated with the increased number of ATMs under domestic Company-owned arrangements. Also offsetting these increases was a $3.0 million decrease in processing and other costs as a result of the conversion of a higher number of our ATMs over to our EFT processing platform.

United Kingdom.  During the 2008, our United Kingdom operations contributed to the increase in the cost of ATM operating revenues (exclusive of depreciation, accretion, and amortization) with those costs increasing $19.3 million over 2007. These increases were primarily due to higher merchant commissions and higher costs of cash, which resulted from the increased number of ATMs operating in the United Kingdom during 2008 compared to 2007. With respect to merchant commissions, although we saw a decline in surcharge revenues, as discussed above, we did not see a corresponding decline in merchant fees due to the fact that certain our of merchant contracts in the United Kingdom contain fixed or minimum yearly rentals. As a result, surcharge revenues in certain of these merchant locations declined without a similar decline in the related merchant fees. While we worked with a number of our merchant customers in the United Kingdom to restructure the terms and conditions of the underlying merchant contracts, we expect that this trend will continue for the foreseeable future. With respect to our cost of cash, due to the third-party armored cash service-related issues discussed above, we maintained higher cash balances in our ATMs within the United Kingdom during 2008 in an effort to minimize the amount of downtime caused by the service disruptions, thus contributing to the overall year-over-year increase in our cost of cash amounts. Finally, contributing to the increase were the costs incurred related to the establishment of our own armored courier operation, which formally commenced operations during the fourth quarter of 2008.

In addition to the factors described above, during the year ended December 31, 2008, we incurred $1.2 million of charges associated with transactions conducted with counterfeit cards that resulted from a delay in our EMV certification process. During the year ended December 31, 2007, we incurred a similar charge in the amount of $0.4 million. In the United Kingdom, the major international networks require ATM operators and merchant acquirers be certified under the EMV security standard. The EMV security standard provides for the security and processing of information contained on microchips imbedded in certain debit and credit cards, known as “smart cards.” All of our ATMs in the United Kingdom are EMV compliant, and through the second quarter of 2008, we had successfully certified our machines and network for EMV compliance with Link, the dominant network in the United Kingdom through whom we clear over 95% of our transactions, as well as one of the other two major international networks. However, during the second quarter of 2008, we experienced a significant increase in transactions conducted on our United Kingdom ATMs with counterfeit credit cards containing the brand of the network with whom we had not yet achieved EMV certification. Because we had not yet completed our EMV certification with this network at that time, we are liable for the resulting claims, which totaled approximately $1.2 million. However, during the third quarter of 2008, we successfully achieved EMV certification with this particular network, and thus, we do not expect to incur additional charges related to this issue in the future.

Partially offsetting the factors described above that resulted in an increase in the cost of ATM operating revenues incurred by our United Kingdom operations was the strengthening of the United States dollar relative to the British pound. Specifically, during 2008, the average exchange rate between the United States dollar and the British pound was $1.85 to £1.00 compared to $2.00 to £1.00 in 2007.

Mexico.  Our Mexico operations contributed to the increase in the cost of ATM operating revenues (exclusive of depreciation, accretion, and amortization) as a result of the increase in the average number of transacting ATMs associated with our Mexico operations and the increased number of transactions conducted on our machines during 2008 compared to 2007.

Cost of ATM product sales and other revenue.  The cost of ATM product sales and other revenues increased by $3.7 million during the year ended December 31, 2008 compared to the year ended December 31, 2007. This 30.8% increase is comparable to the 32.7% increase in ATM product sales and other revenues during the period, the majority of which was attributable to the higher number of Associate VARs, which resulted in higher VAR program sales during 2008 compared to 2007.

Gross Profit Margin

	For the Years Ended December 31,
	2009	2008	2007

ATM operating gross profit margin:
Exclusive of depreciation, accretion, and amortization	30.9%	23.7%	22.9%
Inclusive of depreciation, accretion, and amortization	20.2%	12.7%	11.1%
ATM product sales and other revenues gross profit margin	(3.4)%	9.2%	8.0%
Total gross profit margin:
Exclusive of depreciation, accretion, and amortization	30.2%	23.2%	22.4%
Inclusive of depreciation, accretion, and amortization	19.7%	12.6%	11.0%

ATM operating gross profit margin.  Our ATM operating gross profit margin exclusive of depreciation, accretion, and amortization earned during the year ended December 31, 2009 increased by 7.2 percentage points over the year ended December 31, 2008. Additionally, our ATM operating gross profit margin inclusive of depreciation, accretion, and amortization for the year ended December 31, 2009 increased 7.5 percentage points over the prior year. These increases were due to higher margins earned in all three of our operating segments during 2009. However, our United States and United Kingdom operations contributed to the majority of the increases due to favorable cash withdrawal transaction and related revenue trends in those markets, the effect of lower market interest rates on our vault cash rental costs, and lower armored and maintenance costs during 2009. Additionally in the United States, the year-over-year decline in our merchant-owned account base contributed to the increased margins in 2009, as the revenues related to those merchant-owned accounts were replaced with higher-margin Company-owned accounts and related services.

We expect our future ATM operating gross profit margins to remain relatively consistent with the levels achieved during 2009, as unfavorable changes in certain operating cost line items, including increased vault cash rental costs in the United States and the United Kingdom, are expected to be substantially offset by lower maintenance and armored costs in the United States. Additionally, we expect to continue to see a shift in our revenue mix from lower margin surcharge revenues to higher margin interchange and bank branding and surcharge-free revenues.

For the year ended December 31, 2008, ATM operating gross profit margins exclusive of depreciation, accretion, and amortization increased 0.8 percentage points when compared to 2007. Inclusive of depreciation, accretion, and amortization, ATM operating gross profit margins increased 1.6 percentage points compared to 2007. These increases were primarily the result of our United States operation, which earned higher margins in 2008, primarily due to higher bank branding and surcharge-free network revenues and the inclusion of the acquired 7-Eleven ATM operations for the full year of 2008. However, these increases were partially offset by lower margins earned by our United Kingdom operations as a result of lower-than-anticipated surcharge transactions without a corresponding decline in merchant fees, as well as higher costs of cash resulting from the previously discussed third-party armored cash service related issues. Inclusion of depreciation, accretion, and amortization increased the gross profit margin as these expenses associated with our ATM operations decreased as a percentage of revenues in 2008 compared to 2007. This decrease in 2008 was primarily the result of a $5.2 million intangible asset impairment charge recorded during 2008, which increased depreciation, accretion, and amortization as a percentage of revenues for 2008. For additional information on this charge, see “— Amortization Expense” below.

ATM product sales and other revenues gross profit margin.  ATM product sales and other revenues gross profit margin during 2009 decreased by 12.6 percentage points compared to 2008 primarily due to lower margins achieved on VAR, equipment, and other service sales during the 2009, as we were required to lower our sales prices in light of the reduced market demand for ATM product sales. ATM product sales and other revenues gross profit margin was higher in 2008 compared to 2007 primarily due to the completion of our Triple-DES upgrade efforts. Because all ATMs operating on the domestic EFT networks were required to be Triple-DES compliant by the end of 2007 and early 2008, we saw an increase during 2007 in the number of ATM sales associated with the Triple-DES upgrade process. However, in certain circumstances, we sold the machines at little or, in some cases, negative margins in exchange for renewals of the underlying ATM operating agreements. As a result, gross margins associated with our ATM product sales and other activities were negatively impacted during 2007 and the early part of 2008.

Selling, General, and Administrative Expenses

	For the Years Ended December 31,
			% Change		% Change
	2009	2008	2008 to 2009	2007	2007 to 2008
	(In thousands, excluding percentages)

Selling, general, and administrative expenses, excluding stock-based compensation	$37,705	$36,173	4.2%	$28,394	27.4%
Stock-based compensation expense	3,822	2,895	32.0%	963	200.6%

Total selling, general, and administrative expenses	$41,527	$39,068	6.3%	$29,357	33.1%

Percentage of revenues:
Selling, general, and administrative expenses, excluding stock-based compensation	7.6%	7.3%		7.5%
Stock-based compensation expense	0.8%	0.6%		0.3%
Total selling, general, and administrative expenses	8.4%	7.9%		7.8%

Selling, general, and administrative expenses (“SG&A expenses”), excluding stock-based compensation.  For the year ended December 31, 2009, SG&A expenses, excluding stock-based compensation, increased $1.5 million compared to 2008. This increase was primarily attributable to the recognition of $1.2 million in severance costs associated with the departure of our former Chief Executive Officer in March 2009. Additionally, employee-related costs increased due to the incremental salary expense for additional personnel hired during 2009 and higher performance-based bonuses earned by our employees during the year. Partially offsetting these increases was a decline in accounting and professional services expenses due to costs incurred during 2008 that were not repeated in 2009, including $1.9 million of incremental accounting and professional services expenses that were primarily related to our Sarbanes-Oxley Act of 2002 compliance efforts and $0.8 million of acquisition-related costs that were written off as a result of our decision not to pursue selected international acquisitions.

In 2010, we expect that our SG&A expenses will continue to increase on an absolute basis as a result of growth initiative expenses including new hires throughout the Company, as well as increased marketing efforts; however, we expect that our SG&A costs will decrease slightly as a percentage of total revenues.

For the year ended December 31, 2008, SG&A expenses, excluding stock-based compensation, increased $7.8 million compared to 2007. This increase was primarily attributable to our United States operations, which experienced an increase in SG&A expenses of $7.8 million (34.6%), primarily due to incremental employee-related costs totaling $3.1 million. The majority of these costs were associated with the sales and marketing side of our business and the employees assumed in connection with the 7-Eleven ATM Transaction. Additionally, during 2008, we incurred $2.0 million of incremental costs associated with accounting and professional services, the majority of which were associated with our Sarbanes-Oxley compliance efforts and previously-mentioned acquisition costs that were written off during 2008.

Stock-based compensation.  The increases in stock-based compensation during the years ended December 31, 2009 and 2008 were due to the issuance of additional shares of restricted stock and stock options during the periods. For additional details on these stock and option grants, see “Part II, Item 8. Financial Statements and Supplementary Data, Note 4” to our 2009 Form 10-K. In 2010, we expect that our stock-based compensation costs will increase due to additional equity grants made to certain executive officers, including our new Chief Executive Officer hired in February 2010, as well as an overall higher share price (relative to prior years) of our common stock.

Depreciation and Accretion Expense

	For the Years Ended December 31,
			% Change		% Change
	2009	2008	2008 to 2009	2007	2007 to 2008
		(In thousands, excluding percentages)

Depreciation expense	$37,403	$37,528	(0.3)%	$25,659	46.3%
Accretion expense	2,017	1,636	23.3%	1,122	45.8%

Depreciation and accretion expense	$39,420	$39,164	0.7%	$26,781	46.2%

Percentage of Revenues:
Depreciation expense	7.6%	7.6%		6.8%
Accretion expense	0.4%	0.3%		0.3%
Total depreciation and accretion expense	8.0%	7.9%		7.1%

Depreciation expense.  The slight decrease in depreciation expense during 2009 when compared to 2008 was the effect of foreign currency exchange rate movements between periods. Excluding the impact of exchange rate movements, depreciation expense increased by $2.1 million (approximately 6%) due to the increase in the number of machines deployed under Company-owned arrangements in each of our operating segments during 2009.

The significant increase in depreciation expense for the year ended December 31, 2008 when compared to 2007 was primarily attributable to our United States operations, which recognized an additional $6.9 million of depreciation during 2008, $3.8 million of which related to the assets acquired in the 7-Eleven ATM Transaction which were included in our results for the full year of 2008 compared to only five and a half months in 2007. Included within the $3.8 million is the amortization of assets associated with the capital leases assumed in the acquisition.

We are currently in the process of evaluating the estimated useful lives of our fixed assets, specifically related to the lives of our devices and the related deployment costs, as well as the assets related to our asset retirement obligations. Depending on the outcome of such analysis, depreciation expense may increase in 2010 and beyond, and could reduce the amount we record for losses on disposal of assets.

Accretion expense.  We estimate the fair value of future retirement obligations associated with our ATMs, including the anticipated costs to deinstall, and in some cases refurbish, certain merchant locations, and record this amount as a liability on our balance sheet in the period in which it is incurred and we are able to reasonably estimate. Accretion expense represents the increase of this liability from the original discounted net present value to the amount we ultimately expect to incur. The increased accretion expense during 2009 was primarily attributable to the higher number of ATMs deployed under Company-owned arrangements in each of our operating segments during 2009. The increase in accretion expense in 2008 was primarily attributable to the 7-Eleven ATM Transaction as well as the increase in Company-owned ATMs during 2008.

Amortization Expense

	For the Years Ended December 31,
			% Change		% Change
	2009	2008	2008 to 2009	2007	2007 to 2008
	(In thousands, excluding percentages)

Amortization expense	$18,916	$18,549	2.0%	$18,870	(1.7)%
Percentage of revenues	3.8%	3.8%		5.0%

Amortization expense is primarily comprised of the amortization of intangible merchant contracts and relationships associated with our past acquisitions. The increase in amortization expense during the year ended December 31, 2009 was primarily due to a $1.2 million impairment charge recorded by our United States reporting segment in 2009 related to the unamortized intangible asset associated with one of our merchant contracts. The impairment resulted from the higher-than-anticipated attrition of sites in this portfolio, stemming from the merchant’s decision to divest of the majority of its domestic retail locations. Although this merchant announced its divestiture program in 2007, it was not until the fourth quarter of 2009 that the full impact of the sales and attrition was evident. As a result of the anticipated reduction in future cash flows from the portfolio, we concluded in the fourth quarter of 2009 that an impairment of the related contract intangible asset was warranted. It should be noted, however, that we received a one-time payment from this merchant in May 2009 totaling $0.8 million relating to termination fees as a result of certain divestitures made by the merchant in prior periods. At the time, we concluded that the future cash flows under the remaining portfolio of ATMs would be sufficient to recover the carrying value of the related tangible and intangible assets. Accordingly, such amount was recorded as other income in our Consolidated Statements of Operations. As such, the net amount impacting our consolidated results in 2009 totaled $0.4 million.

The decrease in amortization expense during the year ended December 31, 2008 was primarily the result of $5.7 million in impairment charges recorded by our United States reporting segment during 2007 to write-off the remaining unamortized intangible asset values associated with certain merchant contracts, the majority of which related to our merchant contract with Target that we acquired in 2004. We had been in discussions with Target regarding additional services that could be offered under the existing contract to increase the number of transactions conducted on, and cash flows generated by, the underlying ATMs. However, we were unable to make any meaningful progress in this regard during 2007, and, based on discussions that had been held with Target, concluded that the likelihood of being able to provide such additional services had decreased considerably. Accordingly, we concluded that an impairment charge was warranted during 2007 to write-off the remaining unamortized intangible asset associated with this merchant contract.

The above $5.7 million decline from 2007 to 2008 was partially offset by higher amortization recorded in 2008 associated with the intangible assets recorded in conjunction with the 7-Eleven ATM Transaction. Specifically, during 2008, we recognized amortization expense of $8.1 million related to these assets compared to $3.7 million of amortization in 2007, as the 7-Eleven ATM Transaction occurred on July 20, 2007 and, therefore, the 2007 amount included only a partial year’s worth of amortization. Additionally, during 2008, our United States reporting segment recorded approximately $0.4 million in additional amortization expense of intangible assets related to previously-acquired merchant contracts/relationships that were anticipated to end prior to our original estimation dates. Finally, our United Kingdom operations recognized higher amortization expense during 2008 as a result of the early deinstallation of ATMs, for which we had to write-off the associated intangible assets.

Loss on Disposal of Assets

	For the Years Ended December 31,
			% Change		% Change
	2009	2008	2008 to 2009	2007	2007 to 2008
	(In thousands, excluding percentages)

Loss on disposal of assets	$6,016	$5,807	3.6%	$2,485	133.7%
Percentage of revenues	1.2%	1.2%		0.7%

The increase in the loss on disposal of assets during 2009 when compared to 2008 was due to certain optimization efforts undertaken by us associated with our United Kingdom operations. These optimization efforts resulted in the identification and deinstallation of several hundred underperforming ATMs that we expect to redeploy under separate ATM operating agreements. As a result of the deinstallation of these machines, we wrote off the associated installation costs and any remaining asset retirement obligations related to the deinstalled machines. The increase in 2008 was also due to additional deinstallations of ATMs during the year, as well as a write-off of previously capitalized costs associated with our United Kingdom operations.

Goodwill Impairment

During the year ended December 31, 2008, we recorded a $50.0 million impairment charge to reduce the carrying value of the goodwill balance associated with our United Kingdom operations. This charge is reflected as a separate line item in our Consolidated Statements of Operations. The impairment was primarily driven by continued lower than expected results from that portion of our business, coupled with adverse market conditions. For additional information on this charge, including the steps of the analysis performed to arrive at the $50.0 million charge, see “Part II, Item 8. Financial Statements and Supplementary Data, Note 1(j)” to our 2009 Form 10-K.

Interest Expense, Net

	For the Years Ended December 31,
			% Change		% Change
	2009	2008	2008 to 2009	2007	2007 to 2008
	(In thousands, excluding percentages)

Interest expense, net	$30,133	$31,090	(3.1)%	$29,523	5.3%
Amortization of financing costs and bond discounts	2,395	2,107	13.7%	1,641	28.4%

Total interest expense, net	$32,528	$33,197	(2.0)%	$31,164	6.5%

Percentage of revenues	6.6%	6.7%		8.2%

Interest expense, net.  Although interest expense, net, for 2009 remained fairly constant when compared to 2008, it decreased by $0.8 million (2.7%) on a constant currency basis due to lower market interest rates and a reduction in amounts outstanding under our revolving credit facility.

During 2008, the increase in interest expense, net, was primarily due to our issuance of $100.0 million in senior subordinated notes — Series B (the “Series B Notes”) in July 2007 to partially finance the 7-Eleven ATM Transaction. This issuance resulted in $5.2 million of additional interest expense during the 2008 compared to 2007, excluding the amortization of the related discount and deferred financing costs. Partially offsetting the incremental interest associated with our Series B Notes were the lower average outstanding balances under our revolving credit facility and the overall decrease in floating interest rates under our revolving credit facility during 2008 compared to 2007.

Amortization of financing costs and bond discounts.  The increase in the amortization of deferred financing costs and bond discounts during 2009 was a result of the additional financing costs incurred in connection with the amendment of our revolving credit facility in February 2009. The amendment, among other things, (i) authorizes our repurchase of common stock up to an aggregate of $10.0 million; (ii) increases the amount of aggregate “Investments” (as such term is defined in our revolving credit facility) that we may make in non wholly-owned subsidiaries from $10.0 million to $20.0 million and correspondingly increases the aggregate amount of Investments that we may make in subsidiaries that are not Loan Parties (as such term is defined in our revolving credit facility) from $25.0 million to $35.0 million; (iii) increases the maximum amount of letters of credit that may be issued under our revolving credit facility from $10.0 million to $15.0 million; and (iv) modifies the amount of capital expenditures that may be incurred on a rolling 12-month basis, as measured on a quarterly basis. Also contributing to the increased expense amount were our senior subordinated notes, as the deferred financing costs and discounts associated with these notes are amortized over the contractual term of the underlying borrowings utilizing the effective interest method.

During 2008, the amortization of deferred financing costs and bond discounts increased as a result of the additional financing costs incurred in connection with the issuance of the Series B Notes in July 2007 and amendments made to our revolving credit facility in March 2008 and May 2007 to modify certain covenants as well as the interest rate spreads on outstanding borrowings and other pricing terms and in July 2007 as part of the 7-Eleven ATM Transaction.

Other Expense (Income)

	For the Years Ended December 31,
			% Change		% Change
	2009	2008	2008 to 2009	2007	2007 to 2008
	(In thousands, excluding percentages)

Other expense (income)	$456	$93	390.3%	$(626)	(114.9)%
Percentage of revenues	0.1%	—		(0.2)%

Other expense in 2009 primarily related to our interest rate hedging activities during the year. During 2009, we entered into a number of interest rate swaps to hedge our exposure to changes in market rates of interest on our vault cash rental expense in the United Kingdom. The swaps were based on 1-month LIBOR, which was the rate in place under our vault cash agreement in the United Kingdom at the time. However, during the fourth quarter of 2009, our vault cash provider exercised its rights under the contract to modify the pricing terms and changed the target vault cash rental rate within the agreement to 3-month LIBOR. As a result of this change, we were no longer able to apply hedge accounting treatment to the underlying 1-month LIBOR interest rate swap transactions, and were required to record a $1.4 million unrealized loss through our income statement during the fourth quarter of 2009. Such amount represented the change in the mark-to-market values of the 1-month LIBOR swaps subsequent to the date that we were no longer able to apply hedge accounting treatment to those swaps. In December 2009, we entered into a series of additional trades, the effects of which were to offset the existing 1-month LIBOR swaps and establish new 3-month LIBOR swaps to match our underlying vault cash rental rate. The $1.4 million unrealized loss amount has been presented in the other expense line item in our Consolidated Statements of Operations since the underlying swaps were not deemed to be effective hedges of our underlying vault cash rental costs.

Partially offsetting the $1.4 million unrealized loss was the $0.8 million of other income related to the termination penalties payment received from one of our merchants, as mentioned above.

Other income for the year ended December 31, 2007 was comprised of $0.6 million of gains on the sale of the equity securities awarded to us in 2006 pursuant to the bankruptcy plan of reorganization for Winn-Dixie Stores, Inc., one of our merchant customers.

Income Tax Expense

	For the Years Ended December 31,
			% Change		% Change
	2009	2008	2008 to 2009	2007	2007 to 2008
	(In thousands, excluding percentages)

Income tax expense	$4,245	$989	329.2%	$4,477	(77.9)%
Effective tax rate	42.4%	(1.4)%		(19.1)%

Our income tax expense increased during 2009 when compared to 2008, primarily as a result of certain deferred tax benefits recorded in 2008 related to our United Kingdom operations that were not recorded during 2009. Effective December 31, 2008, we determined that a valuation allowance should be established for the net deferred tax asset balance in our United Kingdom jurisdiction, consistent with the policies in place with respect to our United States and Mexico jurisdictions. Accordingly, we do not expect to record any income tax benefits in our financial statements for any of our operating segments until it is more likely than not that such benefits will be utilized. Furthermore, due to the exclusion of certain deferred tax liability amounts from our ongoing analysis of our domestic net deferred tax asset position, we will likely continue to record additional valuation allowances for our domestic operations in 2010.

During 2008, our income tax expense decreased by $3.5 million compared to 2007. The decrease was primarily driven by the recording of $12.4 million in valuation allowances within our domestic provision during 2007, the result of which was a positive domestic income tax provision totaling $4.9 million for 2007. During 2008, we recorded an additional $3.8 million in valuation allowances related to our domestic operation. However, such amount was partially offset by additional tax benefits recorded in connection with our United Kingdom operations. Such tax benefits reflected the net amount by which our deferred tax liabilities exceeded our deferred tax assets in that portion of our business, as all remaining future net deferred tax benefits were fully reserved for in 2008 through the creation of a separate $1.6 million valuation allowance. The recording of such valuation allowances resulted in the negative effective tax rates reflected in the table above. Additionally, we recorded a contingent tax liability totaling $1.5 million in 2008 related to our United Kingdom operations, further contributing to the overall negative effective tax rates reflected above. Finally, approximately $17.0 million in potential tax loss benefits associated with the $50.0 million goodwill impairment charge recorded during the fourth quarter of 2008 have not been recognized as such loss benefits are not likely to be realized in the foreseeable future.

Liquidity and Capital Resources

Overview

As of December 31, 2009, we had approximately $10.4 million in cash and cash equivalents on hand and approximately $307.3 million in outstanding long-term debt and capital lease obligations.

Prior to December 2007, we had historically funded our operations primarily through cash flows from operations, borrowings under our credit facilities, private placements of equity securities, and the sale of bonds. However, in December 2007, we completed the initial public offering of 12,000,000 shares of our common stock. We have historically used cash to invest in additional operating ATMs, either through the acquisition of ATM networks or through organically generated growth. We have also used cash to fund increases in working capital and to pay interest and principal amounts outstanding under our borrowings. Because we collect a sizable portion of our cash from sales on a daily basis but generally pay our vendors on 30-day terms and are not required to pay certain of our merchants until 20 days after the end of each calendar month, we are able to utilize the excess upfront cash flow to pay down borrowings made under our revolving credit facility and to fund our ongoing capital expenditure program. Accordingly, we will typically reflect a working capital deficit position.

We believe that our cash on hand and our current bank credit facilities will be sufficient to meet our working capital requirements and contractual commitments for the next 12 months. We expect to fund our working capital needs from revenues generated from our operations and borrowings under our revolving credit facility, to the extent needed. The positive operating cash flows that we generated in 2009 enabled us to repay all amounts that were previously outstanding under our revolving credit facility. As we expect to continue to generate positive operating cash flows in 2010 and beyond, we believe that our available cash on hand will continue increase, enabling us to fund our future cash needs through operations rather than financing activities. See additional discussion under “— Financing Facilities” below.

Operating Activities

Net cash provided by operating activities was $74.9 million, $16.2 million, and $55.1 million for the years ended December 31, 2009, 2008, and 2007, respectively. The primary reason for the increase in 2009 when compared to 2008 was the generation of substantially higher operating profits in 2009 when compared to 2008, which contributed significantly to the increase in net cash provided by operating activities seen in 2009. Furthermore, the timing of changes in our working capital balances contributed to this increase, as we settled approximately $6.4 million less of payables and accrued liabilities than we did during 2008. The decrease in 2008 when compared to 2007 was also due to the timing of changes in our working capital balances, as we settled approximately $46.8 million more of payables and accrued liabilities than we did during 2007.

Investing Activities

Net cash used in investing activities totaled $26.0 million, $60.5 million, and $202.5 million for the years ended December 31, 2009, 2008, and 2007, respectively. The decrease from 2008 to 2009 was due to the reduced level of property and equipment purchases in 2009, resulting from our decision to reduce capital spending during the year. The decrease from 2007 to 2008 was due to our acquisition of the 7-Eleven Financial Services Business in July 2007 for $137.3 million, which was partially offset by the $4.0 million in proceeds from the sale of our Winn-Dixie equity securities in January 2007 and $0.9 million of proceeds out of an escrow account associated with a previous acquisition received during 2007. Finally, although not reflected in our 2009 and 2007 statement of cash flows, we received the benefit of the disbursement of approximately $2.5 million and $5.7 million, respectively, of funds under financing facilities entered into by our majority-owned Mexican subsidiary, Cardtronics Mexico, for the purchase of ATMs. Such funds are not reflected in our Consolidated Statements of Cash Flows as they were not remitted by Cardtronics Mexico but rather remitted by the finance company, on our behalf, directly to our vendors.

Total capital expenditures, including exclusive license payments and site acquisition costs and purchases of equipment to be leased but excluding acquisitions, were $26.0 million, $60.1 million, and $71.5 million for the years ended December 31, 2009, 2008, and 2007, respectively.

Anticipated Future Capital Expenditures. We currently anticipate that the majority of our capital expenditures for the foreseeable future will be driven by organic growth projects, including the purchasing of ATMs for existing as well as new ATM management agreements as opposed to acquisitions. We expect that our capital expenditures for 2010 will total approximately $45.0 million, net of noncontrolling interest, the majority of which will be utilized to purchase additional ATMs for our Company-owned accounts and to build out our second cash depot facility in the United Kingdom. We expect such expenditures to be funded with cash generated from our operations. However, we will continue to evaluate selected acquisition opportunities that complement our existing ATM network, some of which could be material, such as the 7-Eleven ATM Transaction completed in July 2007. We believe that significant expansion opportunities continue to exist in all of our current markets, as well as in other international markets, and we will continue to pursue those opportunities as they arise. Such acquisition opportunities, either individually or in the aggregate, could be material.

Financing Activities

Net cash (used in) provided by financing activities was $(42.2) million, $34.5 million, and $158.2 million for the years ended December 31, 2009, 2008, and 2007, respectively. In 2007 and 2008, we incurred incremental borrowings under our revolving credit facility to fund the higher level of capital expenditures during those periods, as discussed in “Investing Activities” section above. However, in 2009, we generated sufficient cash flows after capital expenditures that allowed us to repay all amounts previously outstanding under our revolving credit facility. The increased level in 2007 was primarily attributable to our issuance of $100.0 million in senior subordinated notes due in 2013 (the Series B Notes) and $42.7 million of additional borrowings under our revolving credit facility in July 2007 to finance the 7-Eleven ATM Transaction. Additionally, in December 2007, we completed our initial public offering of 12,000,000 shares of common stock, which generated net proceeds of approximately $110.1 million that were used to pay down debt previously outstanding under our revolving credit facility. Finally, although not reflected in our 2009 and 2007 statement of cash flows, we received the benefit of the disbursement of approximately $2.5 million and $5.7 million, respectively, of funds under financing facilities entered into by our majority-owned Mexican subsidiary, Cardtronics Mexico, for the purchase of ATMs. Such funds are not reflected in our consolidated statement of cash flows as they were not remitted to Cardtronics Mexico but rather remitted directly to our vendors by the finance company, on our behalf.

Financing Facilities

As of December 31, 2009, we had approximately $307.3 million in outstanding long-term debt and capital lease obligations, which was comprised of (i) approximately $297.2 million (net of discounts of $2.8 million) of our senior subordinated notes, (ii) approximately $9.8 million in notes payable outstanding under equipment financing lines of our Mexico subsidiary, and (iii) approximately $0.2 million in capital lease obligations.

Revolving Credit Facility.  Borrowings under our revolving credit facility bear interest at a variable rate based upon LIBOR, or prime rate, at our option. Additionally, we pay a commitment fee of 0.25% per annum on the unused portion of the revolving credit facility. Substantially all of our assets, including the stock of our wholly-owned domestic subsidiaries and 66% of the stock of our foreign subsidiaries, are pledged to secure borrowings made under the revolving credit facility. Furthermore, each of our domestic subsidiaries has guaranteed our obligations under such facility. There are currently no restrictions on the ability of our wholly-owned subsidiaries to declare and pay dividends directly to us. The primary restrictive covenants within the facility include (i) limitations on the amount of senior debt that we can have outstanding at any given point in time, (ii) the maintenance of a set ratio of earnings to fixed charges, as computed on a rolling 12-month basis, (iii) limitations on the amounts of restricted payments that can be made in any given year, and (iv) limitations on the amount of capital expenditures that we can incur on a rolling 12-month basis. Additionally, we are currently prohibited from making any cash dividends pursuant to the terms of the facility.

As of December 31, 2009, no amounts were outstanding under the facility; however, we had posted $4.7 million in letters of credit under the facility. As of December 31, 2009, we were in compliance with all covenants contained within the facility and had the ability to borrow an additional $170.3 million under the facility based on such covenants.

In February 2009, we amended our revolving credit facility to (i) authorize our repurchase of common stock up to an aggregate of $10.0 million; (ii) increase the amount of aggregate “Investments” (as defined in the credit facility agreement) that we may make in non wholly-owned subsidiaries from $10.0 million to $20.0 million and correspondingly increase the aggregate amount of Investments that we may make in subsidiaries that are not Loan Parties (as defined in the credit facility agreement) from $25.0 million to $35.0 million; (iii) increase the maximum amount of letters of credit that may be issued under the facility from $10.0 million to $15.0 million; and (iv) modify the amount of capital expenditures that may be incurred on a rolling 12-month basis, as measured on a quarterly basis.

Senior Subordinated Notes.  In August 2005, we issued $200.0 million of 9.25% senior subordinated notes (the “Series A Notes”). In July 2007, we issued $100.0 million of 9.25% senior subordinated notes — Series B (the “Series B Notes”, or, collectively with the Series A Notes, the “Notes”). Both the Series A Notes and the Series B Notes were originally issued pursuant to Rule 144A of the Securities Act of 1933 but were subsequently registered with the SEC in October 2006 and July 2008, respectively. The Notes are subordinate to borrowings made under the revolving credit facility, mature in August 2013, and carry a 9.25% coupon. Interest is paid semiannually in arrears on February 15th and August 15th of each year. The Notes, which are guaranteed by our domestic subsidiaries, contain certain covenants that, among other things, limit our ability to incur additional indebtedness and make certain types of restricted payments, including dividends. Under the terms of the indenture, as of August 15, 2009, we are allowed to redeem all or a part of the Notes at the redemption prices set forth by the indenture plus any accrued and unpaid interest.

As of December 31, 2009, we were in compliance with all applicable covenants required under the Notes.

Other Borrowing Facilities

•	Bank Machine overdraft facility. In addition to Cardtronics, Inc.’s $175.0 million revolving credit facility, Bank Machine has a £1.0 million overdraft facility. Such facility, which bears interest at 1.75% over the bank’s base rate (0.5% as of December 31, 2009) and is secured by a letter of credit posted under the our revolving credit facility, is utilized for general corporate purposes for the Company’s United Kingdom operations. As of December 31, 2009, there was no balance outstanding under this overdraft facility. The amount outstanding under the overdraft facility as of December 31, 2008 was approximately £99,000 ($145,000) and is reflected in accounts payable in our Consolidated Balance Sheets, as any borrowings are automatically repaid once cash deposits are made to the underlying bank accounts.

•	Cardtronics Mexico equipment financing agreements. Between 2006 and 2009, Cardtronics Mexico entered into nine separate five-year equipment financing agreements with a single lender. These agreements, which are denominated in pesos and bear interest at an average fixed rate of 10.57%, were utilized for the purchase of additional ATMs to support our Mexico operations. As of December 31, 2009, approximately $128.0 million pesos ($9.8 million U.S.) were outstanding under the agreements, with any future borrowings to be individually negotiated between the lender and Cardtronics Mexico. Pursuant to the terms of the equipment financing agreements, we have issued guarantees for 51.0% of the obligations under these agreements (consistent with our ownership percentage in Cardtronics Mexico). As of December 31, 2009, the total amount of the guarantees was $65.3 million pesos ($5.0 million U.S.).

•	Capital lease agreements. In connection with the 7-Eleven ATM Transaction, we assumed certain capital and operating lease obligations for approximately 2,000 ATMs. We currently have $0.4 million in letters of credit under our revolving credit facility in favor of the lessors under these assumed equipment leases. These letters of credit reduce the available borrowing capacity under our revolving credit facility. As of December 31, 2009, the principal balance of our capital lease obligations totaled $0.2 million.

Effects of Inflation

Our monetary assets, consisting primarily of cash and receivables, are not significantly affected by inflation. Our non-monetary assets, consisting primarily of tangible and intangible assets, are not affected by inflation. We believe that replacement costs of equipment, furniture, and leasehold improvements will not materially affect our operations. However, the rate of inflation affects our expenses, such as those for employee compensation and telecommunications, which may not be readily recoverable in the price of services offered by us.

Contractual Obligations

The following table and discussion reflect our significant contractual obligations and other commercial commitments as of December 31, 2009:

	Payments Due by Period
	2010	2011	2012	2013	2014	Thereafter	Total
	(In thousands)

Long-term financings:
Principal(1)	$2,122	$2,860	$2,360	$301,326	$1,142	$—	$309,810
Interest(2)	28,685	28,423	28,121	27,938	56	—	113,223
Operating leases	2,598	2,089	1,978	1,946	3,919	5,163	17,693
Merchant space leases	2,401	2,345	2,288	2,189	365	117	9,705
Capital leases(3)	240	—	—	—	—	—	240
Other(4)	1,100	—	—	—	—	—	1,100

Total contractual obligations	$37,146	$35,717	$34,747	$333,399	$5,482	$5,280	$451,771

(1)	Represents the $300.0 million face value of our senior subordinated notes and $9.8 million outstanding under our Mexico equipment financing facilities.

(2)	Represents the estimated interest payments associated with our long-term debt outstanding as of December 31, 2009.

(3)	Includes interest related to the capital lease obligations.

(4)	Represents commitment to purchase $1.1 million of ATM equipment from one of our primary ATM suppliers during 2010.

Critical Accounting Policies and Estimates

Our consolidated financial statements included in our 2009 Form 10-K have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”), which require that management make numerous estimates and assumptions. Actual results could differ from those estimates and assumptions, thus impacting our reported results of operations and financial position. The critical accounting policies and estimates described in this section are those that are most important to the depiction of our financial condition and results of operations and the application of which requires management’s most subjective judgments in making estimates about the effect of matters that are inherently uncertain. We describe our significant accounting policies more fully in “Part II, Item 8. Financial Statements and Supplementary Data, Note 1” to our 2009 Form 10-K.

Goodwill and Intangible Assets. We have accounted for our acquisitions of the 7-Eleven Financial Services Business, E*TRADE Access, Bank Machine, ATM National, LLC, and Deposit Solutions, Inc. as business combinations. Additionally, due to our purchase of a majority (51.0%) interest in CCS Mexico (i.e., Cardtronics Mexico), we have accounted for this acquisition as a business combination as well. Accordingly, the amounts paid for such acquisitions have been allocated to the assets acquired and liabilities assumed based on their respective fair values as of each acquisition date. Intangible assets that met the criteria established by U.S. GAAP for recognition apart from goodwill included the acquired ATM operating agreements and related customer relationships, a branding agreement acquired in the 7-Eleven ATM Transaction, the Bank Machine and Allpoint (via the ATM National, Inc. acquisition) trade names, and the non-compete agreements entered into in connection with the CCS Mexico and Deposit Solutions, Inc. acquisitions.

The excess of the cost of the above acquisitions over the net of the amounts assigned to the tangible and intangible assets acquired and liabilities assumed is reflected as goodwill in our consolidated financial statements. As of December 31, 2009, our goodwill balance totaled $165.2 million, $84.5 million of which related to our acquisition of E*TRADE Access, $62.2 million of which related to our acquisition of the 7-Eleven Financial Services Business, and $14.0 million of which related to our acquisition of Bank Machine.

The remaining balance was comprised of goodwill related to our acquisition of ATM National LLC and our purchase of a majority interest in Cardtronics Mexico. Other intangible assets, net, totaled $89.0 million as of December 31, 2009, and included the intangible assets described above, as well as deferred financing costs, exclusive license agreements, and upfront merchant site acquisition costs.

Goodwill and other intangible assets that have indefinite useful lives are not amortized, but instead tested at least annually for impairment, and intangible assets that have finite useful lives are amortized over their estimated useful lives. We follow the specific guidance provided in U.S. GAAP for testing goodwill and other non-amortized intangible assets for impairment. The guidance requires management to make certain estimates and assumptions in order to allocate goodwill to reporting units and to determine the fair value of a reporting unit’s net assets and liabilities, including, among other things, an assessment of market condition, projected cash flows, interest rates, and growth rates, which could significantly impact the reported value of goodwill and other intangible assets. Furthermore, this requirement exposes us to the possibility that changes in market conditions could result in potentially significant impairment charges in the future.

We evaluate the recoverability of our goodwill and non-amortized intangible assets by estimating the future discounted cash flows of the reporting units to which the goodwill and non-amortized intangible assets relate. We use discount rates corresponding to our cost of capital, risk-adjusted as appropriate, to determine the discounted cash flows, and consider current and anticipated business trends, prospects, and other market and economic conditions when performing our evaluations. These evaluations are performed on an annual basis at a minimum, or more frequently based on the occurrence of events that might indicate a potential impairment. Examples of events that might indicate impairment include, but are not limited to, the loss of a significant contract or a material change in the terms or conditions of a significant contract. During the year ended December 31, 2008, we recorded a goodwill impairment charge of approximately $50.0 million associated with our United Kingdom reporting unit. For additional information on this impairment charge, see “Part II, Item 8. Financial Statements and Supplementary Data, Note 1(j)” to our 2009 Form 10-K.

Valuation of Long-lived Assets.  We place significant value on the installed ATMs that we own and manage in merchant locations and the related acquired merchant contracts/relationships. Long-lived assets, such as property and equipment and purchased contract intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. We test our acquired merchant contract/relationship intangible assets for impairment quarterly, along with the related ATMs, on an individual contract/relationship basis for our significant acquired contracts/relationships, and on a pooled or portfolio basis (by acquisition) for all other acquired contracts/relationships.

In determining whether a particular merchant contract/relationship is significant enough to warrant a separate identifiable intangible asset, we analyze a number of relevant factors, including (i) estimates of the historical cash flows generated by such contract/relationship prior to its acquisition, (ii) estimates regarding our ability to increase the contract/relationship’s cash flows subsequent to the acquisition through a combination of lower operating costs, the deployment of additional ATMs, and the generation of incremental revenues from increased surcharges and/or new bank branding arrangements, and (iii) estimates regarding our ability to renew such contract/relationship beyond its originally scheduled termination date. An individual contract/relationship, and the related ATMs, could be impaired if the contract/relationship is terminated sooner than originally anticipated, or if there is a decline in the number of transactions related to such contract/relationship without a corresponding increase in the amount of revenue collected per transaction. A portfolio of purchased contract intangibles, including the related ATMs, could be impaired if the contract attrition rate is materially more than the rate used to estimate the portfolio’s initial value, or if there is a decline in the number of transactions associated with such portfolio without a corresponding increase in the revenue collected per transaction. Whenever events or changes in circumstances indicate that a merchant contract/relationship intangible asset may be impaired, we evaluate the recoverability of the intangible asset, and the related ATMs, by measuring the related carrying amounts against the estimated undiscounted future cash flows associated with the related contract or portfolio of contracts. Should the sum of the expected future net cash flows be less than the carrying values of the tangible and intangible assets being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying values of the ATMs and intangible assets exceeded the calculated fair value. During the years ended December 31, 2009, 2008, and 2007, we recorded approximately $1.2 million, $0.4 million, and $5.7 million, respectively, in additional amortization expense related to the impairments of certain previously-acquired merchant contract/relationship intangible assets associated with our United States reporting segment.

Income Taxes.  Income tax provisions are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and income before income taxes and between the tax basis of assets and liabilities and their reported amounts in our financial statements. We include deferred tax assets and liabilities in our financial statements at currently enacted income tax rates. As changes in tax laws or rates are enacted, we adjust our deferred tax assets and liabilities through income tax provisions.

In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent on the generation of future taxable income during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In the event we do not believe we will be able to utilize the related tax benefits associated with deferred tax assets, we record valuation allowances to reserve for the assets. During the year ended December 31, 2009, we released approximately $1.9 million in valuation allowances associated with our United States and Mexico operations to offset current taxable income amounts in those jurisdictions. In the United Kingdom, we established an additional $0.9 million in valuation allowances in 2009 to reserve for various deferred tax assets associated with that operation. During the year ended December 31, 2008, we recorded $3.8 million in valuation allowances to reserve for various deferred tax assets associated with our domestic operation, and did not recognize approximately $1.7 million in income tax benefits related to our United Kingdom and Mexico operations as a result of their uncertain future utilization. Furthermore, approximately $17.0 million in potential tax loss benefits associated with the $50.0 million goodwill impairment charge recorded during the fourth quarter of 2008 have not been recognized as such loss benefits are not likely to be realized in the foreseeable future.

Asset Retirement Obligations.  We estimate the fair value of future retirement obligations associated with our ATMs, including costs associated with deinstalling the ATMs and, in some cases, refurbishing the related merchant locations. Such estimates are based on a number of assumptions, including (i) the types of ATMs that are installed, (ii) the relative mix where those ATMs are installed (i.e., whether such ATMs are located in single-merchant locations or in locations associated with large, geographically-dispersed retail chains), and (iii) whether we will ultimately be required to refurbish the merchant store locations upon the removal of the related ATMs. Additionally, we are required to make estimates regarding the timing of when such retirement obligations will be incurred.

The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred and can be reasonably estimated. Such asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the asset’s estimated useful life. Fair value estimates of liabilities for asset retirement obligations generally involve discounted future cash flows. Periodic accretion of such liabilities due to the passage of time is recorded as an operating expense in the accompanying consolidated financial statements. Upon settlement of the liability, we recognize a gain or loss for any difference between the settlement amount and the liability recorded.

Share-Based Compensation.  We calculate the fair value of stock-based instruments awarded to employees and directors on the date of grant and recognize the calculated fair value, net of estimated forfeitures, as compensation expense over the requisite service periods of the related awards. In determining the fair value of our share-based awards, we are required to make certain assumptions and estimates, including (i) the number of awards that may ultimately be forfeited by the recipients, (ii) the expected term of the underlying awards, and (iii) the future volatility associated with the price of our common stock. Such estimates, and the basis for our conclusions regarding such estimates for the year ended December 31, 2009, are outlined in detail in “Part II, Item 8. Financial Statements and Supplementary Data, Note 4” to our 2009 Form 10-K.

Derivative Financial Instruments.  We recognize all of our derivative instruments as either assets or liabilities in our Consolidated Balance Sheets at fair value. The accounting for changes in the fair value (e.g., gains or losses) of those derivative instruments depends on (i) whether such instruments have been designated (and qualify) as part of a hedging relationship and (ii) on the type of hedging relationship actually designated. For derivative instruments that are designated and qualify as hedging instruments, the Company designates the hedging instrument, based upon the exposure being hedged, as a cash flow hedge, a fair value hedge, or a hedge of a net investment in a foreign operation. These instruments are valued using pricing models based on significant other observable inputs (Level 2 inputs under the fair value hierarchy established by U.S. GAAP), while taking into account the nonperformance risk of the party that is in the liability position with respect to each trade. As of December 31, 2009, the majority of our derivatives were designated as cash flow hedges, and, accordingly, changes in the fair values of such derivatives have been reflected in the accumulated other comprehensive loss line in the accompanying Consolidated Balance Sheet. Additionally, as of December 31, 2009, we had derivatives that were designated as economic hedges, for which the gain or loss was recognized in the Consolidated Statements of Operations during the year ended December 31, 2009. See “Part II, Item 8. Financial Statements and Supplementary Data, Note 17” to our 2009 Form 10-K for more details on our derivative financial instrument transactions.

New Accounting Pronouncements Issued but Not Yet Adopted

For information on new accounting pronouncements that had been issued as of December 31, 2009 but not yet adopted by us, see “Part II, Item 8. Financial Statements and Supplementary Data, Note 1(v)” to our 2009 Form 10-K.

Commitments and Contingencies

We are subject to various legal proceedings and claims arising in the ordinary course of business. We do not expect that the outcome in any of these legal proceedings, individually or collectively, will have a material adverse effect on our financial condition, results of operations or cash flows. See “Part II, Item 8. Financial Statements and Supplementary Data, Note 16” to our 2009 Form 10-K for additional details regarding our commitments and contingencies.

BUSINESS

Company Overview

We provide convenient automated consumer financial services through our network of automated teller machines (“ATMs”) and multi-function financial services kiosks. As of December 31, 2009, we operated over 33,400 ATMs throughout the United States (including Puerto Rico), the United Kingdom, and Mexico, of which 68% were owned by us, making us the world’s largest non-bank owner of ATMs. Included within this number are approximately 2,200 multi-function financial services kiosks that, in addition to traditional ATM functions such as cash dispensing and bank account balance inquiries, perform other consumer financial services, including bill payments, check cashing, remote deposit capture (which represents deposits taken using electronic imaging at ATMs not physically located at a bank), and money transfers.

We often partner with large, nationally-known retail merchants under multi-year agreements to place our ATMs and kiosks within their store locations. In doing so, we provide our retail partners with an automated financial services solution that we believe helps attract and retain customers, and in turn, increases the likelihood that our devices will be utilized. Finally, we own and operate an electronic funds transfer (“EFT”) transaction processing platform that provides transaction processing services to our network of ATMs and financial services kiosks as well as ATMs owned and operated by third parties.

Historically, we have deployed and operated our devices under two distinct arrangements with our retail partners: Company-owned and merchant-owned arrangements. Under Company-owned arrangements, we provide the device and are typically responsible for all aspects of its operation, including transaction processing, procuring cash, supplies, and telecommunications as well as routine and technical maintenance. Under our merchant-owned arrangements, the retail merchant or the distributor owns the device and is usually responsible for providing cash and performing simple maintenance tasks, while we provide more complex maintenance services, transaction processing, and connection to the EFT networks. As of December 31, 2009, approximately 68% of our devices were Company-owned and 32% were merchant-owned. While we may continue to add merchant-owned devices to our network as a result of acquisitions and internal sales efforts, our focus for internal growth remains on expanding the number of Company-owned devices in our network due to the higher margins typically earned and the additional revenue opportunities available to us under Company-owned arrangements.

We partner with leading national financial institutions to brand selected ATMs and financial services kiosks within our network, including Citibank, N.A., HSBC Bank USA, N.A., JPMorgan Chase Bank, N.A., SunTrust Banks, Inc. and Sovereign Bank. As of December 31, 2009, approximately 11,100 of our Company-owned devices were under contract with financial institutions to place their logos on those machines, thus providing convenient surcharge-free access for their banking customers. We also own and operate the Allpoint network, which we believe is the largest surcharge-free ATM network within the United States (based on the number of participating ATMs). The Allpoint network, which has approximately 1,200 card issuer participants and more than 37,000 participating ATMs, including a majority of our ATMs in the United States and all of our ATMs in the United Kingdom, provides surcharge-free ATM access to customers of participating financial institutions that lack a significant ATM network. Allpoint also works with financial institutions that manage prepaid debit card programs on behalf of corporate entities and governmental agencies, including general purpose, payroll, and electronic benefits transfer cards. Under these programs, the issuing financial institutions pay Allpoint a fee per card or per transaction in return for allowing the users of those cards surcharge-free access to Allpoint’s participating ATM network.

More recently, we have started offering a managed services solution to retailers and financial institutions that may prefer to maintain ownership of their ATM fleets, but are looking for us to handle some or all of the operational aspects associated with operating and maintaining those fleets. Under these types of arrangements, we will typically receive a fixed monthly management fee in return for providing certain services, including monitoring, maintenance, customer service, and cash management. Additionally, we will typically charge a per-transaction fee for any transaction processing services we provide under these arrangements.

Our revenues are recurring in nature and historically have been derived primarily from transaction fees, which are paid by cardholders, and interchange fees, which are paid by the cardholder’s financial institution for the use of the devices serving customers and the applicable EFT network that transmits data between the device and the cardholder’s financial institution. We generate additional revenues by branding our devices with the logos of leading national banks and other financial institutions, and by collecting fees from financial institutions that participate in Allpoint surcharge-free ATM network.

The following table sets forth our leading position among ATM owners in the United States:

Rank	Top U.S. ATM Owners	Number of ATMs(1)

1	Bank of America	18,262
2	Cardtronics	18,111
3	JPMorgan Chase	15,406
4	Wells Fargo	12,363
5	PNC Financial Services Group	6,473

(1)	Source: Compiled by the Company from publicly available information, as of December 31, 2009.

Organizational and Operational History

We began operating in the ATM business in the early 1990s under the name Cardpro, Inc. In June 2001, Cardpro, Inc. was converted from a Delaware corporation into a Delaware limited partnership and renamed Cardtronics, LP. In addition, in June 2001, Cardtronics Group, Inc. was incorporated under the laws of the state of Delaware to act as a holding company for Cardtronics, LP, with Cardtronics Group, Inc. indirectly owning 100% of the equity of Cardtronics, LP. In January 2004, Cardtronics Group, Inc. changed its name to Cardtronics, Inc. In December 2007, we completed the initial public offering of 12,000,000 shares of our common stock. In December 2008, Cardtronics, LP was converted to a corporation under the laws of Delaware and changed its name to Cardtronics USA, Inc. Cardtronics USA, Inc. is the primary domestic operating subsidiary of Cardtronics, Inc.

Since May 2001, we have acquired 14 ATM networks and one operator of a surcharge-free ATM network, increasing the number of devices we operate from approximately 4,100 as of May 2001 to approximately 33,400 as of December 31, 2009. Two of these acquisitions enabled us to enter international markets. Specifically, our acquisitions of Bank Machine (Acquisitions) Limited (“Bank Machine”) in May 2005 and a majority ownership interest in CCS Mexico (which was subsequently renamed Cardtronics Mexico, S.A. de C.V. (“Cardtronics Mexico”) in February 2006 expanded our operations into the United Kingdom and Mexico, respectively. Additionally, we acquired the nationwide surcharge free network, Allpoint, through our acquisition of ATM National, Inc. in December 2005, providing us with a platform to further pursue and develop surcharge-free offerings. In July 2007, we acquired the financial services business of 7-Eleven, Inc. (the “7-Eleven Financial Services Business”), which included 3,500 traditional ATMs and approximately 2,000 multi-function financial services kiosks, which allowed us to offer additional automated financial services above and beyond those typically offered by traditional ATMs. While we have not completed any significant acquisitions since our July 2007 acquisition of the 7-Eleven Financial Services Business, we expect to continue to evaluate selected acquisition opportunities that complement our existing network, some of which could be material.

From 2001 to 2009, the total number of annual transactions processed within our network increased from approximately 19.9 million to approximately 383.3 million.

Our Competitive Strengths

Leading Market Position.  We are the world’s largest non-bank owner of ATMs. As of December 31, 2009, we operated over 33,400 ATMs, including approximately 2,200 multi-function financial services kiosks, located throughout the United States (including Puerto Rico), the United Kingdom, and Mexico, of which 68% were owned by us. We estimate that approximately 90% of the United States population lives within five miles of one of the devices operated by us. We believe the breadth of our global footprint would be difficult to replicate and represents a significant competitive advantage, as well as a barrier to entry for potential competitors.

Leading ATM Debit Network.  We have one of the largest ATM debit networks in the United States. Our network leverages our customer relationships with well-known retailers and issuers of debit and prepaid debit cards, including leading national financial institutions and prepaid debit card companies. We operate the Allpoint network, which we believe is the largest surcharge-free network of ATMs in the United States based on the number of participating ATMs. Our network has enabled us to create new revenue streams, including bank branding and surcharge-free network revenues. As a result of the scale and reach of our network, we believe we benefit from significant network effects as evidenced by our growth in transactions per device. For the three years ended December 31, 2009, our worldwide monthly transactions per device grew from 729 to 966, representing a compounded annual growth rate of approximately 15%.

Multi-Year Contracts with Leading Retail Merchants.  We have developed significant relationships with leading national and regional retail merchants within the United States (including Puerto Rico), the United Kingdom, and Mexico. These merchants typically operate high-traffic locations, which we have found to result in increased transaction activity and profitability. Our long-term retail merchant relationships can provide opportunities for us to deploy devices in additional locations of those retailers that do not currently have an ATM, and new locations opened by those retailers in the future. Our contracts with our retail merchant customers are typically multi-year arrangements with an initial targeted term of seven years. As of December 31, 2009, our contracts with our top ten retail merchant customers (based on 2009 revenues) had a weighted average remaining life of 5.7 years. In addition, our top ten retail merchant customers have worked with us, including the businesses we have acquired, for an average of over nine years and eight of these contracts have been renewed or extended since they were originally acquired. We believe our retail merchant customers value our high level of service, our 24-hour per day monitoring and accessibility, and that our devices in the United States are on-line and able to serve customers an average of 99.1% of the time.

Proprietary Transaction Processing Platform.  We believe that our proprietary EFT transaction processing platform sets us apart from our competitors. Our platform manages the transaction processing services to our network of devices as well as ATMs owned and operated by third parties, substantially reducing the incremental cost to process a transaction. Our transaction processing platform also gives us the ability to control the content of the information appearing on the screens of our devices as well as those devices that we process on behalf of financial institutions and retailers.

Recurring and Stable Revenues and Operating Cash Flows.  The long-term contracts that we enter into with our retail merchant partners provide us with relatively stable, recurring revenue streams. Additionally, our branding arrangements and surcharge-free network contracts provide us with additional revenues under long-term contracts that are generally not based on the number of transactions per device. For the year ended December 31, 2009, we derived approximately 98% of our total revenues from recurring transaction, branding, and surcharge-free fees, as well as other access fees generated through the provision of additional automated consumer financial services. Our recurring and stable revenue base, relatively low and predictable maintenance capital expenditure requirements, and minimal working capital requirements, allow us to generate operating cash flows to service our indebtedness and invest in future growth initiatives.

Efficient, Scalable Infrastructure and Operations.  We believe the size of our ATM network combined with our operating infrastructure allows us to drive substantial economies of scale. Our infrastructure allows us to expand our operations without proportionally increasing our fixed and semi-fixed costs. The scale of our operations provides us with a competitive advantage in operating our own fleet, negotiating with third-party service providers, acquiring new ATM portfolios, and providing cost effective managed services solutions to financial institutions and large retailers. We believe that the operating efficiencies that result from our scale provide us with a significant cost advantage over our competitors. Our ATM operating gross profit margin (exclusive of depreciation, accretion and amortization) has increased from 22.9% in 2007 to 30.9% in 2009.

Experienced Management Team.  Our management team has significant financial services, network, and payment processing-related experience. Our team is led by Steven Rathgaber, our recently hired Chief Executive Officer, who has over 32 years of broad payment product and network experience. Our management team has augmented the organic growth of our business by successfully identifying and integrating a number of acquired businesses, both in the United States and internationally, that have expanded our network and the products and services we offer. We believe the strength and expertise of our management team helps us attract new retail merchant customers and provides us with increased acquisition, bank branding, and managed services opportunities, thereby contributing significantly to our growth.

Our Growth Strategy

Our growth strategy is to expand and enhance our position as a leading provider of automated consumer financial services in the United States, the United Kingdom and Mexico; to leverage our existing ATM network with products and services that increase our revenues per ATM; to become a significant provider of managed services to financial institutions and retailers with significant ATM and financial services kiosk networks; and to further expand our network and service offerings into select international markets. In order to execute this strategy, we will endeavor to:

Expand our Network of Devices with Leading Merchants.  We believe that we have opportunities to further expand the number of ATMs and financial services kiosks that we own and/or operate with leading merchants. With respect to our existing merchants, we have two principal opportunities to increase the number of deployed devices: first, by deploying devices in existing merchant locations that currently do not have a device, but where consumer traffic volumes and anticipated returns justify installing a device; and second, as our merchants open new locations, by installing devices in those locations. With respect to new merchant customers, we believe our expertise, national footprint, strong record of customer service, and significant scale position us to successfully market to, and enter into long-term contracts with, additional leading national and regional merchants.

Expand our Relationships with Leading Financial Institutions.  We believe we are well-positioned to work with financial institutions to fulfill many of their ATM and automated consumer financial services requirements. Our services currently offered to financial institutions include branding our ATMs with their logos and providing surcharge-free access to their customers, as well as managing their off-premise ATMs (i.e., ATMs not located in a bank branch). In addition, our EFT transaction processing capabilities provide us with the ability to provide customized control over the content of the information appearing on the screens of our ATMs and ATMs we process for financial institutions, which we believe increases the types of products and services that we are able to offer to financial institutions. In the United Kingdom, our armored courier operation, coupled with our existing in-house engineering and EFT transaction processing capabilities, provides us with a full suite of services that we can offer to financial institutions in that market.

Continue to Capitalize on Surcharge-Free Network and Prepaid Debit Card Opportunities.  We plan to continue pursuing opportunities with respect to our surcharge-free network offerings, where financial institutions pay us to allow their customers surcharge-free access to our ATM network on a non-exclusive basis. We believe surcharge-free arrangements will enable us to increase transaction counts and profitability on our existing machines. We also plan to pursue additional opportunities to work with financial institutions that issue and sponsor prepaid debit card programs. We believe that these programs represent significant transaction growth opportunities for us, as many users of prepaid debit cards do not have bank accounts, and consequently, have historically not been able to utilize our existing ATMs and financial services kiosks.

Pursue International Growth Opportunities.  We have invested significant amounts of capital in the infrastructure of our United Kingdom and Mexico operations, and we plan to continue to selectively increase the number of our ATMs in these markets by increasing the number of machines deployed with our existing customer base, as well as adding new merchant customers. Additionally, we plan to expand our operations into selected international markets where we believe we can leverage our operational expertise, EFT transaction processing platform, and scale advantages. In particular, we expect to target high growth, emerging markets where cash is the predominant form of payment, where off-premise ATM penetration is relatively low, and where we believe significant financial institution and/or retail managed services opportunities exist. We believe Central and Eastern Europe, Central and South America, and the Asia-Pacific regions are examples of international markets that meet these criteria.

Develop and Provide Additional Automated Consumer Financial Services.  Service offerings by ATMs have continued to evolve over time. Certain ATM models are now capable of providing numerous automated consumer financial services, including bill payments, check cashing, remote deposit capture, and money transfers. Certain of our devices are capable of, and currently provide, these types of services. We believe these non-traditional consumer financial services offered by our devices, and other machines that we or others may develop, provide us with additional growth opportunities as retailers and financial institutions seek to provide additional convenient automated financial services to their customers.

Our Products and Services

We typically provide our leading merchant customers with all of the services required to operate ATMs and financial services kiosks, which include transaction processing, cash management, maintenance, and monitoring. We believe our merchant customers value our high level of service, our 24-hour per day monitoring and accessibility, and that our domestic devices are on-line and able to serve customers an average of over 99.1% of the time. In connection with the operation of our devices and our customers’ devices, we generate revenue on a per-transaction basis from the surcharge fees charged to cardholders for the convenience of using our devices and from interchange fees charged to such cardholders’ financial institutions for processing the related transactions conducted on those devices. The following table provides detail relating to the number of devices we owned and operated under our various arrangements as of December 31, 2009:

	Company-Owned	Merchant-Owned	Total

Number of devices at period end	22,871	10,537	33,408
Percent of total	68.5%	31.5%	100.0%
Average monthly withdrawal transactions per average transacting device	776	277	616

We generally operate our ATMs and kiosks under multi-year contracts that provide a recurring and stable source of transaction-based revenue and typically have an initial targeted term of seven years. As of December 31, 2009, our contracts with our top ten merchant customers (based on 2009 revenues) had a weighted average remaining life of over 5.7 years.

Additionally, we enter into arrangements with financial institutions to brand certain of our Company-owned ATMs with their logos. These “bank branding” arrangements allow a financial institution to expand its geographic presence for a fraction of the cost of building a branch location and typically for less than the cost of placing one of its own ATMs at that location. These arrangements allow a financial institution to rapidly increase its number of branded ATM sites and improve its competitive position. Under these arrangements, the branding institution’s customers are allowed to use the branded ATMs without paying a surcharge fee to us. In return, we receive monthly fees on a per-ATM basis from the branding institution, while retaining our standard fee schedule for other cardholders using the branded ATMs. In addition, our branded machines typically generate higher interchange revenue as a result of the increased usage of our ATMs by the branding institution’s customers and others who prefer to use a bank-branded ATM. We intend to continue to pursue additional bank branding arrangements as part of our growth strategy. Prior to 2006, we had bank branding arrangements in place on less than 1,000 of our Company-owned ATMs. As of December 31, 2009, we had bank branding arrangements in place with 34 domestic financial institutions, involving approximately 11,100 Company-owned ATMs. This growth was the result of our increased sales efforts, our acquisition of the 7-Eleven Financial Services Business in July 2007 (the “7-Eleven ATM Transaction”), and what we believe was the realization by financial institutions of the significant benefits and opportunities afforded to them through bank branding programs.

In addition to our bank branding arrangements, we offer financial institutions another type of surcharge-free program through our Allpoint nationwide surcharge-free ATM network. Under the Allpoint network, financial institutions who are members of the network pay us either a fixed monthly fee per cardholder or a set fee per transaction in exchange for us providing their cardholders with surcharge-free access to most of our domestic owned and/or operated ATMs and our ATMs in the United Kingdom. We believe Allpoint offers an attractive alternative to financial institutions that lack their own distributed ATM network. Finally, our Company-owned ATMs deployed under our placement agreement with 7-Eleven, Inc. (“7-Eleven”) participate in CO-OP®, the nation’s largest surcharge-free network for credit unions, and are included in our arrangement with Financial Services Center Cooperatives, Inc. (“FSCC”), a cooperative service organization providing shared branching services for credit unions.

As we have found that the primary factor affecting transaction volumes at a given ATM or financial services kiosk is its location, our strategy in deploying our devices, particularly those placed under Company-owned arrangements, is to identify and deploy them at locations that provide high visibility and high transaction volume. Our experience has demonstrated that the following locations often meet these criteria: convenience stores and combination convenience stores and gas stations, grocery stores, airports, and major regional and national retail outlets. The 5,500 locations that we added to our portfolio as a result of the 7-Eleven ATM Transaction are prime examples of the types of locations that we seek when deploying our ATMs and financial services kiosks. In addition to our arrangement with 7-Eleven, we have also entered into multi-year agreements with a number of other merchants, including Chevron Corporation (“Chevron”), Costco Wholesale Corporation (“Costco”), CVS, Exxon Mobil Corporation (“ExxonMobil”), Hess, Rite Aid Corporation (“Rite Aid”), Safeway, Inc. (“Safeway”), Target, Walgreens, and Winn-Dixie Stores, Inc. (“Winn-Dixie”) in the United States; ASDA Group Ltd. (a subsidiary of Wal-Mart Stores, Inc.) (“Asda”), Euro Garages Ltd., Stuart Harvey Insurance Brokers Ltd. (known under their trading name of Forces Financial) (“Forces Financial”), Inter IKEA Systems B.V. (“IKEA”), Martin McColl Ltd., Murco Petroleum Ltd., The Noble Organisation Ltd., Tates Ltd., and Welcome Break Holdings Ltd. (“Welcome Break”) in the United Kingdom; and Cadena Comercial OXXO S.A. de C.V. (“OXXO”) in Mexico. We believe that once consumers establish a pattern of using a particular device, they will generally continue to use that device.

Merchant Customers

In each of our markets, we typically deploy our Company-owned devices under long-term contracts with major national and regional merchants, including convenience stores, supermarkets, drug stores, and other high-traffic locations. Our merchant-owned ATMs are typically deployed under arrangements with smaller independent merchants.

The terms of our merchant contracts vary as a result of negotiations at the time of execution. In the case of Company-owned devices, the contract terms vary, but typically include the following:

•	a targeted term of seven years;

•	exclusive deployment of devices at locations where we install a device;

•	the right to increase surcharge fees, subject to merchant approval;

•	our right to remove devices at underperforming locations without having to pay a termination fee;

•	in the United States, our right to terminate or remove devices or renegotiate the fees payable to the merchant if surcharge fees are generally reduced or eliminated by law; and

•	provisions that make the merchant’s fee dependent on the number of device transactions.

Our contracts under merchant-owned arrangements typically include similar terms, as well as the following additional terms:

•	in the United States, provisions prohibiting in-store check cashing by the merchant and, in the United States and United Kingdom, the operation of any other cash-back devices;

•	provisions imposing an obligation on the merchant to operate the ATMs at any time its stores are open for business; and

•	provisions, when possible, that require the assumption of our contract in the event a merchant sells its stores.

7-Eleven is the largest merchant customer in our portfolio, representing approximately 31% of our total revenues for the year ended December 31, 2009. The underlying merchant agreement with 7-Eleven, which had an initial term of ten years from the effective date of the acquisition, expires in July 2017. In addition to

7-Eleven, our next four largest merchant customers (based on revenues) during 2009 were CVS, Walgreens, Target, and Hess, which collectively generated 18.0% of our total revenues for the year.

Sales and Marketing

Our sales and marketing team focuses principally on developing new relationships with national and regional merchants as well as building and maintaining relationships with our existing merchants. The team is currently organized into groups that specialize in marketing to specific merchant industry segments, which allows us to tailor our offering to the specific requirements of each merchant customer. In addition to the merchant-focused sales and marketing group, we have a sales and marketing group that is focused on developing and managing our relationships with financial institutions, as we look to expand the types of services that we offer to such institutions. Finally, we recently hired additional sales and marketing representatives that will focus exclusively on identifying potential managed services opportunities with financial institutions and retailers alike.

In addition to targeting new business opportunities, our sales and marketing team supports our acquisition initiatives by building and maintaining relationships with newly-acquired merchants. We seek to identify growth opportunities within each merchant account by analyzing the merchant’s sales at each of its locations, foot traffic, and various demographic data to determine the best opportunities for new ATM and financial services kiosk placements. As of December 31, 2009, our sales and marketing team was comprised of approximately 40 employees, of which those who are exclusively focused on sales typically receive a combination of incentive-based compensation and a base salary.

Technology

Our technology and operations platform consists of ATMs and financial services kiosks, network infrastructure components (including hardware and software used to provide real-time device monitoring and transaction processing services), cash management and forecasting software tools, and a full-service customer service organization. This platform is designed to provide our customers with what we believe is a high-quality suite of services.

Equipment.  In the United States and Mexico, we purchase our ATMs from global manufacturers, including NCR Corporation (“NCR”), Diebold, Incorporated (“Diebold”), Triton Systems of Delaware, Inc. (“Triton”), Wincor Nixdorf AG (“Wincor Nixdorf”), and Nautilus Hyosung, Inc. (“Hyosung”) and place them in our customers’ locations. The wide range of advanced technology available from these ATM manufacturers provides our customers with advanced features and reliability through sophisticated diagnostics and self-testing routines. The different machine types can all perform basic functions, such as dispensing cash and displaying account information. However, some of our ATMs are modular and upgradeable so they can be adapted to provide additional services in response to changing technology and consumer demand. For example, a portion of our ATMs can be upgraded to accept deposits through the installation of additional hardware and software components. Additionally, 2,200 of our devices, which are manufactured by NCR and located in selected 7-Eleven store locations, provide enhanced financial services transactions, including bill payments, check cashing, remote deposit capture, and money transfers.

The ATMs we operate in the United Kingdom are principally manufactured by NCR and are categorized into three basic types: (1) “convenience,” which are internal to a merchant’s premises; (2) “through the wall,” which are external to a merchant’s premises; and (3) “pods,” a free-standing kiosk style ATM, also located external to a merchant’s premises.

Transaction Processing.  We place significant emphasis on providing quality service with a high level of security and minimal interruption. We have carefully selected support vendors to optimize the performance of our network. In 2006, we implemented our own EFT transaction processing operation, which is based in Frisco, Texas. This operation enables us to process and monitor transactions on our devices and to control the flow and content of information appearing on the screens of such devices. As of December 31, 2009, we had converted substantially all of our devices over to our processing platform with the exception of approximately 3,600 ATMs in 7-Eleven stores, though we currently expect these ATMs to be transitioned to our platform by the second quarter of 2010. Prior to 2010, these ATMs were unable to be converted to our processing platform as they were subject to a master management services agreement with a third party, under which that party provided a number of ATM-related services, including transaction processing, network hosting, network sponsorship, maintenance, cash management, and cash replenishment. This agreement, which was assumed in conjunction with the 7-Eleven ATM Transaction, expired at the end of 2009. With the expiration of this agreement, the 3,600 ATMs are now managed by us and serviced by the third parties that provide services to the remaining devices within our domestic portfolio. As with our existing network operation, we have carefully selected support vendors to help provide sophisticated security analysis and monitoring 24 hours a day to ensure the continued performance of our EFT transaction processing operation.

Internal Systems.  Our internal systems, including our EFT transaction processing operation, include multiple layers of security to help protect the systems from unauthorized access. Protection from external sources is provided by the use of hardware and software-based security features that prevent and report unauthorized access attempts. Additionally, we utilize isolation techniques in order to separate our sensitive systems from the other systems in our internal network. We also use commercially-available encryption technology to protect information that is stored within our systems, as well as information that is being transmitted. On our internal network, we employ user authentication and antivirus tools at multiple levels. These systems are protected by detailed security rules to only allow appropriate access to information based on the employee’s job responsibilities. All changes to the systems are controlled by policies and procedures, with automatic prevention and reporting controls that are placed within our processes. Our gateway connections to our EFT network service providers provide us with real-time access to the various financial institutions’ authorization systems that allow withdrawals, balance inquiries, transfers, and advanced functionality transactions. We have installed these communications circuits with backup connectivity to help protect us from telecommunications problems in any particular circuit. We use commercially-available and custom software that continuously monitors the performance of the devices in our network, including details of transactions at each device and expenses relating to those devices, further allowing us to monitor our on-line availability and financial profitability at each location. We analyze transaction volume and profitability data to determine whether to continue operating at a given site, to determine how to price various operating arrangements with merchants and branding partners, and to create a profile of successful locations to assist us in deciding the best locations for additional deployments.

Cash Management.  Our cash management department uses commercially-available software and proprietary analytical models to determine the necessary fill frequency and cash load amount for each device. We project cash requirements for each device on a daily basis, taking into consideration its location, the day of the week, the timing of holidays and events, and other factors. After receiving a cash order from us, the cash provider forwards the request to its vault location nearest to the applicable device. Personnel at the vault location then arrange for the requested amount of cash to be set aside and made available for the designated armored courier to access and subsequently transport to the device. Our cash management department utilizes data generated by the cash providers, internally-generated data, and a proprietary methodology to confirm daily orders, audit delivery of cash to armored couriers and devices, monitor cash balances for cash shortages, coordinate and manage emergency cash orders, and audit costs from both armored couriers and cash providers.

In addition, during the fourth quarter of 2008, we implemented our own armored courier operation in the United Kingdom, Green Team Services Limited (“Green Team”). This operation consists of approximately 30 full-time employees, six armored vehicles, and a secure cash depot facility located outside of London, England. As of December 31, 2009, we were servicing roughly 780 of our ATMs in that market. We believe this operation allows us to provide higher-quality and more cost-effective cash-handling services in the United Kingdom market and has proven to be an efficient alternative to third-party armored providers. As a result, we plan to expand these operations to service another 800 of our ATMs in the United Kingdom. We expect that the new facility, which will be located in or around Manchester, will become operational in the second or third quarter of 2010.

Customer Service.  We believe one of the factors that differentiates us from our competitors is our customer service responsiveness and proactive approach to managing any downtime experienced by our devices. We use an advanced software package that monitors the performance of our Company-owned devices

24 hours a day for service interruptions and notifies our maintenance vendors for prompt dispatch of necessary service calls.

Finally, we use a commercially-available software package in the United States and proprietary software in the United Kingdom and Mexico to maintain a database of transactions made on, and performance metrics for, each of our devices. This data is aggregated into individual merchant customer profiles that are readily accessible by our customer service representatives and managers. We believe our proprietary database enables us to provide superior quality and accessible and reliable customer support.

Primary Vendor Relationships

To maintain an efficient and flexible operating structure, we outsource certain aspects of our operations, including cash management, maintenance, and, in selected cases, certain transaction processing services. Due to the large number of devices we operate, we believe we have obtained favorable pricing terms from most of our major vendors. We contract for the provision of the services described below in connection with our operations.

Transaction Processing.  Although we have our own EFT transaction processing platform, our processing efforts are primarily focused on controlling the flow and content of information on the device screen. As such, we rely on third-party service providers to handle our connections to the EFT networks and to perform certain funds settlement and reconciliation procedures on our behalf. These third-party transaction processors communicate with the cardholder’s financial institution through various EFT networks to obtain transaction authorizations and to provide us with the information we need to ensure that the related funds are properly settled. These transaction processors include Elan Financial Services and Fidelity Information Services in the United States, LINK in the United Kingdom, and Promoción y Operación S.A. de C.V. (“PROSA-RED”) in Mexico.

EFT Network Services.  Our transactions are routed over various EFT networks to obtain authorization for cash disbursements and to provide account balances. These networks include Star, Pulse, NYCE, Cirrus, and Plus in the United States; LINK in the United Kingdom; and PROSA-RED in Mexico. EFT networks set the interchange fees that they charge to the financial institutions, as well as the amount paid to us. We attempt to maximize the utility of our devices to cardholders by participating in as many EFT networks as practical. Additionally, we own the Allpoint network, which we believe is the largest surcharge free network in the United States (based on the number of participating ATMs). Owning our own network further maximizes ATM utility by giving cardholders a surcharge-free option at our ATMs, as well as allowing us to receive network-related economic benefits such as receiving switch revenue and setting surcharge-free interchange rates on our own devices as well as other participating ATMs.

Equipment.  As previously noted, we purchase substantially all of our devices from global manufacturers, including NCR, Diebold, Triton, and Wincor Nixdorf. The large quantity of machines that we purchase from these manufacturers enables us to receive favorable pricing and payment terms. In addition, we maintain close working relationships with these manufacturers in the course of our business, allowing us to stay informed regarding product updates and to receive prompt attention for any technical problems with purchased equipment.

Although we currently purchase a majority of our devices from NCR, we believe our relationships with our other suppliers are good and that we would be able to purchase the machines we require for our Company-owned operations from other manufacturers if we were no longer able to purchase them from NCR.

Maintenance.  In the United States, we typically contract with third-party service providers for on-site maintenance services. We have multi-year maintenance agreements with NCR and Pendum in the United States. In the United Kingdom, maintenance services are provided by our in-house technicians. In Mexico, Diebold and Soluciones, Sistemas y Servicios para ATM, S.A. de C.V. (“INCAA”) provide the majority of maintenance services for our ATMs.

Cash Management.  We obtain cash to fill our Company-owned, and, in some cases, merchant-owned, ATMs under arrangements with our cash providers, which are Bank of America, US Bank, and Wells Fargo in the United States; Alliance & Leicester Commercial Bank (“ALCB”) in the United Kingdom; and Bansi, S.A. Institución de Banca Multiple (“Bansi”), a regional bank in Mexico and a minority interest owner in Cardtronics Mexico, in Mexico. We pay a monthly fee on the average amount outstanding to our primary vault cash providers under a formula based on the London Interbank Offered Rate (“LIBOR”) in the United States and in the United Kingdom, and the Mexican Interbank Rate in Mexico. At all times, beneficial ownership of the cash is retained by the cash providers, and we have no access or right to the cash except for those ATMs that are serviced by our wholly-owned armored courier operation in the United Kingdom. While our armored courier operation has physical access to the cash loaded in those machines, beneficial ownership of that cash remains with the cash provider at all times. We also contract with third parties to provide us with cash management services, which include reporting, armored courier coordination, cash ordering, cash insurance, reconciliation of device cash balances, and claims processing with armored couriers, financial institutions, and processors.

As of December 31, 2009, we had $895.4 million in cash in our domestic machines under these arrangements, of which 49.7% was provided by Bank of America under a vault cash agreement that expires in October 2011 and 49.2% was provided by Wells Fargo under a vault cash agreement that expires in July 2011. In the United Kingdom, the balance of cash held in our ATMs was $194.9 million, and in Mexico, our balance totaled $41.3 million as of year-end.

Cash Replenishment.  We contract with armored courier services to transport and transfer most of the cash to our ATMs and financial services kiosks. We use leading armored couriers such as Brink’s Incorporated and Pendum in the United States and Group 4 Securicor, Sunwin, and our own armored carrier operation in the United Kingdom. Under these arrangements, the armored couriers pick up the cash in bulk and, using instructions received from our cash providers, prepare the cash for delivery to each device on the designated fill day. Following a predetermined schedule, the armored couriers visit each location on the designated fill day, load cash into each device by either adding additional cash into a cassette or by swapping out the remaining cash for a new fully loaded cassette, and then balance each machine and provide cash reporting to the applicable cash provider.

In part because of service issues experienced during 2007 and 2008 related to one of our third-party armored cash providers in the United Kingdom, we implemented our own armored courier operation in that market during the fourth quarter of 2008. This operation, which is currently servicing approximately 780 of our ATMs in the United Kingdom, reduces our reliance on third parties and allows us greater flexibility in terms of servicing our ATMs. Additionally, as noted above, this operation allows us to provide higher-quality and more cost-effective cash-handling services in that market and has proven to be an efficient alternative to third-party armored providers. As a result, we plan to expand these operations to service another 800 of our ATMs in the United Kingdom. We expect that the new facility, which will be located in or around Manchester, will become operational in the second or third quarter of 2010. Our armored courier operation currently consists of approximately 30 full-time employees, six armored vehicles, and a secure cash depot facility located outside of London, England.

In Mexico, we utilize a flexible replenishment schedule, which enables us to minimize our cash inventory by allowing the ATM to be replenished on an “as needed” basis and not on a fixed recurring schedule. Cash needs are forecasted in advance and the ATMs are closely monitored on a daily basis. Once a terminal is projected to need cash within a specified number of days, the cash is procured and the armored vendor is scheduled so that the terminal is loaded approximately one day prior to the day that it is expected to run out of cash. Our primary armored courier service providers in Mexico are Compañía Mexicana de Servicio de Traslado de Valores (“Cometra”) and Panamericano.

Seasonality

In the United States and Mexico, our overall business is somewhat seasonal in nature with generally fewer transactions occurring in the first quarter of the fiscal year. We typically experience increased transaction levels during the fourth quarter at our devices located in shopping malls and lower volumes in the months following the holiday season. Similarly, we have seen increases in transaction volumes during the second quarter at our devices located near popular spring break destinations. Conversely, transaction volumes at our devices located in regions affected by strong winter weather patterns typically experience declines in volume during the first and fourth quarters as a result of decreases in the amount of consumer traffic through such locations. These declines, however, have been offset somewhat by increases in the number of our devices located in shopping malls and other retail locations that benefit from increased consumer traffic during the holiday buying season. We expect these location-specific and regional fluctuations in transaction volumes to continue in the future.

In the United Kingdom, seasonality in transaction patterns tends to be similar to the seasonal patterns in the general retail market. Generally, the highest transaction volumes occur on weekend days and, thus, monthly transaction volumes will fluctuate based on the number of weekend days in a given month. However, we, like other independent ATM operators, experience a drop in the number of transactions we process during the Christmas season due to consumers’ greater tendency to shop in the vicinity of free ATMs and the routine closure of some of our ATM sites over the Christmas break. We expect these location-specific and regional fluctuations in transaction volumes to continue in the future.

Competition

Historically, we have competed with financial institutions and other independent ATM companies for additional device placements, new merchant accounts, and acquisitions. However, over the past several years, we have established relationships with leading national and regional financial institutions in the United States through our bank branding program. Additionally, through Allpoint, we have significantly expanded our relationships with local and regional financial institutions as well as large issuers of prepaid debit card programs. Furthermore, as previously noted, we currently plan on increasing the types of services we provide to financial institutions in the future, including managing their off-premise ATM networks. Accordingly, while our devices continue to compete with the devices owned and operated by financial institutions for underlying consumer transactions, we no longer consider many of those financial institutions, especially in the United States, to be competitors. However, we do continue to encounter competition from financial institutions that are not customers of ours to place ATMs and financial services kiosks in selected retail locations.

With respect to independent operators of merchant-owned ATMs, our major domestic competitors include Payment Alliance International (“PAI”) and Access to Money. In the United Kingdom, we compete with several large non-bank ATM operators, including Cashzone (formerly Cardpoint, a wholly-owned subsidiary of Payzone), Notemachine, and Paypoint, as well as banks such as the Royal Bank of Scotland, Barclays, and Lloyds, among others. In Mexico, we compete primarily with national and regional financial institutions, including Banamex, Bancomer, and HSBC. Although the independent ATM market is still relatively undeveloped in Mexico, we have recently seen a number of small ATM operators initiate operations. These small ATM operators, which are typically known by the names of their sponsoring banks, include Banco Inbursa, Afirme, Bajio, Banco Interacciones, and Scotia Bank.

Despite the level of competition we face, many of our competitors have not historically had a singular focus on ATM device management, or have targeted the merchant-owned portion of the market as opposed to the larger, nationally-known retail establishments that we have targeted. As a result, we believe our primary focus on Company-owned device management and related services, including providing bank branding and surcharge-free ATM access to financial institutions, gives us a significant competitive advantage. In addition, we believe the scale of our extensive network, our EFT transaction processing services and our focus on customer service provide us with significant competitive advantages.

Government and Industry Regulation

United States

Our principal business, ATM network ownership and operation, is not subject to significant government regulation, though we are subject to certain industry regulations. Additionally, various aspects of our business are subject to state regulation. Our failure to comply with applicable laws and regulations could result in restrictions on our ability to provide our products and services in such states, as well as the imposition of civil fines.

Americans with Disabilities Act (“ADA”). The ADA requires that ATMs be accessible to and independently usable by individuals who are visually-impaired. Additionally, the Department of Justice may adopt new accessibility guidelines under the ADA that could include provisions addressing ATMs and how to make them more accessible to the disabled. Under the proposed guidelines that have been published for comment but not yet adopted, ATM height and reach requirements would be shortened, keypads would be required to be laid out in the manner of telephone keypads, and ATMs would be required to possess speech capabilities, among other modifications. If adopted, these new guidelines would apply to new purchases of ATM equipment and could require us to retrofit existing ATMs in our network if those ATMs are refurbished or updated for other purposes. Additionally, proposed Accessibility Guidelines under the ADA would require voice-enabling technology for newly-installed ATMs and for ATMs that are otherwise retrofitted or substantially modified. We are committed to ensuring that all of our ATMs comply with all applicable ADA regulations, and, although these new rules have not yet been adopted by the Department of Justice, we made substantially all of our Company-owned ATMs voice-enabled in conjunction with our Triple Data Encryption Standard (“Triple-DES”) security upgrade efforts in 2007. We are currently in our final stages of making all of our ATMs voice-enabled, by either replacing or upgrading approximately 3,600 traditional ATMs placed in 7-Eleven stores.

Rehabilitation Act.  On November 26, 2006, a U.S. District Court judge ruled that the United States’ currencies (as currently designed) violate the Rehabilitation Act, a law that prohibits discrimination in government programs on the basis of disability, as the paper currencies issued by the United States are identical in size and color, regardless of denomination. As a consequence of this ruling, the United States Treasury conducted a study to determine the options to make United States paper currency accessible to the blind or visually impaired. It is our understanding that the Bureau of Engraving and Printing (“BEP”) received that study on or about July 28, 2009, and together with the United States Treasury and the Federal Reserve, are reviewing the study. Upon the completion of that review, these institutions will publish their recommendations and thereafter seek public comments (in writing and at public forums) on those recommendations. Following the public comment period, a final recommendation will be made to the Secretary of the Treasury, who has authority to change the design and features of the currency notes utilized in the United States. Additional details regarding the above process are available on the United States Bureau of Engraving and Printing website at http://www.moneyfactory.gov/uscurrency/meaningfulaccess.html. While it is still uncertain at this time what impact, if any, this process will have on the ATM industry (including us), it is possible that any changes made to the design of the paper currency notes utilized in the United States could require us to incur additional costs, which could be substantial, to modify our ATMs in order to store and dispense such notes.

Credit Card Accountability, Responsibility and Disclosure Act of 2009.  In response to the recent proliferation in the issuance and acceptance of prepaid debit cards, as well as perceived abuses within the credit and debit card industries in general, the United States Congress recently passed the Credit Card Accountability, Responsibility and Disclosure Act of 2009 (the “Credit Card Act”). With respect to prepaid debit cards (in particular, gift certificates, store gift cards and general-use prepaid cards), The Credit Card Act imposes certain restrictions on card expiration dates and fees that can be charged to users of those cards. Additionally, the Credit Card Act mandates certain additional consumer disclosure requirements by issuers of these types of prepaid debit cards. The Credit Card Act does not apply to other types of prepaid debit cards, including reloadable prepaid cards that are not marketed or labeled as a gift card or gift certificate.

As a result of these new requirements, the Federal Reserve Board recently issued amendments to Regulation E, which are expected to become effective beginning in August 2010. Moreover, some state attorneys general have indicated a desire to implement specific state-by-state regulations on the emerging prepaid debit card industry. At this point, it is unclear whether the increase in the use of prepaid debit cards on our network will be negatively impacted by these recent regulatory actions and trends.

Encrypting PIN Pad and Triple-Data Encryption Standards.  Data encryption makes ATMs more tamper-resistant. Two of the more advanced data encryption methods are commonly referred to as Encrypting PIN Pad (“EPP”) and Triple-DES. In 2005, we adopted a policy that any new ATMs we acquire from a manufacturer must be both EPP and Triple-DES compliant. As of December 31, 2009, all of our Company-owned and merchant-owned machines were Triple-DES and EPP compliant.

Surcharge Regulation.  Although there has been recent criticism by certain members of the United States Congress of the increase in surcharge fees by several financial institutions that were recipients of federal funding under the Troubled Asset Relief Program (“TARP”), the amount of surcharge an ATM operator may charge a consumer is not currently subject to federal regulation. However, there have been, and continue to be, various state and local efforts to ban or limit surcharge fees, generally resulting from pressure created by consumer advocacy groups that believe that surcharge fees are unfair to cardholders. Generally, United States federal courts have ruled against these efforts. We are currently not aware of any existing bans on surcharge fees and only a small number of states currently impose a limit as to how much a consumer may be charged. Regardless, there can be no assurance that surcharge fees will not be banned or limited in the future by federal or local governments in the jurisdictions in which we operate. Any such bans or limits could have a material adverse effect on us and other independent ATM operators.

EFT Network Regulations.  EFT networks in the United States are subject to extensive regulations that are applicable to various aspects of our operations and the operations of other ATM network operators. The major source of EFT network regulations is the Electronic Fund Transfer Act, commonly known as Regulation E. The federal regulations promulgated under Regulation E establish the basic rights, liabilities, and responsibilities of consumers who use EFT services and of financial institutions that offer these services. The services covered include, among other services, ATM transactions. Generally, Regulation E requires us to provide notice of the fee to be charged the consumer, establish limits on the consumer’s liability for unauthorized use of his card, provide receipts to the consumer, and establish protest procedures for the consumer. We believe that we are in material compliance with these regulations and, if any deficiencies were discovered, that we would be able to correct them before they had a material adverse impact on our business.

United Kingdom

In the United Kingdom, MasterCard International requires compliance with an encryption standard called EMV Specification (“EMV”). The EMV standard provides for the security and processing of information contained on microchips imbedded in certain debit and credit cards, known as “smart cards.” We completed our remaining compliance efforts in 2008 and as of December 31, 2009, all of our ATMs in the United Kingdom were EMV compliant.

Additionally, the Treasury Select Committee of the House of Commons heard evidence in 2005 from interested parties with respect to surcharges in the ATM industry. This committee was formed to investigate public concerns regarding the ATM industry, including (1) adequacy of disclosure to ATM customers regarding surcharges, (2) whether ATM providers should be required to provide free services in low-income areas, and (3) whether to limit the level of surcharges. While the committee made numerous recommendations to Parliament regarding the ATM industry, including the recommendation that ATMs should be subject to the Banking Code (a voluntary code of practice adopted by all financial institutions in the United Kingdom), the United Kingdom government did not accept the committee’s recommendations. Despite its rejection of the committee’s recommendations, the United Kingdom government sponsored an ATM task force to look at social exclusion in relation to ATM services. As a result of the task force’s findings, approximately 600 additional free-to-use ATMs, which are ATMs that do not charge a surcharge to the cardholder, (to be provided by multiple ATM deployers) were required to be installed in low income areas throughout the United Kingdom. While this is less than a 2% increase in free-to-use ATMs through the United Kingdom, there is no certainty that other similar proposals will not be made and accepted in the future.

Mexico

The ATM industry in Mexico has been historically operated by financial institutions. The Central Bank of Mexico (“Banco de Mexico”) supervises and regulates ATM operations of both financial institutions and non-bank ATM deployers. Although Banco de Mexico’s regulations permit surcharge fees to be charged in ATM transactions, it has not issued specific regulations for the provision of ATM services. In addition, in order for a non-bank ATM deployer to provide ATM services in Mexico, the deployer must be affiliated with PROSA-RED or E-Global, which are credit card and debit card proprietary networks that transmit information and settle ATM transactions between their participants. As only financial institutions are allowed to be participants of PROSA-RED or E-Global, Cardtronics Mexico entered into a joint venture with Bansi, who is a member of PROSA-RED. As a financial institution, Bansi and all entities with which it participates, including Cardtronics Mexico, are regulated by the Ministry of Finance and Public Credit (“Secretaria de Hacienda y Crédito Público”) and supervised by the Banking and Securities Commission (“Comisión Nacional Bancaria y de Valores”). Additionally, Cardtronics Mexico is subject to the provisions of the Ley del Banco de Mexico (Law of Banco de Mexico), the Ley de Instituciones de Crédito (Mexican Banking Law), and the Ley para la Transparencia y Ordenamiento de los Servicios Financieros (Law for the Transparency and Organization of Financial Services).

In early October 2009, the Central Bank of Mexico adopted new rules regarding how ATM operators disclose fees to consumers. The objective of these rules is to provide more transparency to the consumer regarding the cost of a specific ATM transaction, rather than to limit the amount of fees charged to the consumer. These rules, which go into effect on April 30, 2010, will require ATM operators to elect between receiving interchange fees from card issuers or surcharge fees from consumers. At this time, we expect that Cardtronics Mexico will elect to assess a surcharge fee on the consumer rather than elect to receive an interchange fee from the consumer’s financial institution. Additionally, we anticipate that Cardtronics Mexico will increase the amount of the surcharge fee charged to the consumer to offset the loss of interchange fees that we receive for transactions conducted on our ATMs in that market. As these new rules only require an ATM operator to disclose the total fees to be charged to a consumer, rather than limit the amount of fees that can be charged to a consumer, we do not anticipate that these new rules will have a material impact on Cardtronics Mexico’s operations. However, it is possible that the level of transactions currently being conducted on our ATMs in that market may be negatively impacted by the anticipated increase in the surcharge fees we charge consumers, and there can be no assurances that the increased surcharge fees will be sufficient to offset any such transaction declines, if they were to occur. Additionally, we cannot be assured that additional rulings that limit (i) the amount of fees that can be charged to consumers or (ii) the amount that may be earned on an individual ATM transaction will not be adopted in the future.

Legal Proceedings

In June 2004, we acquired from E*Trade Access, Inc. (“E*Trade”) a portfolio of several thousand ATMs. In connection with that acquisition, we assumed E*Trade’s position in a lawsuit in the U.S. District Court for the District of Massachusetts (the “Court”) wherein the Commonwealth of Massachusetts (the “Commonwealth”) and the National Federation of the Blind (the “NFB”) had sued E*Trade alleging that E*Trade had the obligation to make its ATMs accessible to blind patrons via voice guidance. In June 2007, we, the Commonwealth, and the NFB entered into a class action settlement agreement (the “Settlement Agreement”) regarding this matter. The Court approved the Settlement Agreement in December 2007. In 2009, we requested a modification to the Settlement Agreement in order to permit us to extend the deadline by which all of our owned ATMs had to be voice-guided. The parties are continuing their efforts to amicably resolve all outstanding issues within the framework of the Settlement Agreement. If we fail to reach agreement with the Commonwealth and the NFB regarding a mutually satisfactory modification of the Settlement Agreement addressing all of the above issues, the Commonwealth and the NFB have indicated that they will seek relief from the Court. If this matter is submitted to the Court, we may be required to expend additional time and resources on this matter in 2010, but would not expect such matter to have a material impact on our financial results.

In addition to the above item, we are subject to various legal proceedings and claims arising in the ordinary course of our business. We have provided reserves where necessary for all claims and management does not expect the outcome in any of these legal proceedings, individually or collectively, to have a material adverse effect on our financial condition or results of operations.

Employees

As of December 31, 2009, we had approximately 460 employees, none of which were represented by a union or covered by a collective bargaining agreement. We believe that our relations with our employees are good.

DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Board of Directors

Our Board of Directors currently has eight director positions that are divided into three classes, with one class to be elected at each annual meeting of stockholders to serve for a three-year term. The term of our Class I directors expires in 2011; the term of our Class II directors expires in 2012; and the term of our Class III Directors expires in 2010. Each director holds his office until a successor is duly elected and qualified or until his death, retirement, resignation or removal. Our Class I directors are Robert P. Barone, Jorge M. Diaz and G. Patrick Phillips; our Class II directors are J. Tim Arnoult and Dennis F. Lynch; and our Class III directors are Fred R. Lummis, Michael A.R. Wilson and Steven A. Rathgaber.

The following table sets forth the name and age of each person that was serving as a director as of March 15, 2010:

Name	Age

Fred R. Lummis	56
Steven A. Rathgaber	56
J. Tim Arnoult	60
Robert P. Barone	72
Jorge M. Diaz	45
Dennis F. Lynch	61
G. Patrick Phillips	60
Michael A.R. Wilson	42

The following biographies describe the business experience of our directors:

Fred R. Lummis has served as a director and Chairman of our Board since June 2001. From March 17, 2009 through February 1, 2010, Mr. Lummis served as our Interim Chief Executive Officer. In 2006, Mr. Lummis co-founded Platform Partners, LLC and currently serves as its Chairman and Chief Executive Officer. Prior to co-founding Platform Partners, Mr. Lummis co-founded and served as a managing partner of The CapStreet Group, LLC, CapStreet II, L.P. and CapStreet Parallel II, L.P., which collectively own 21.7% of the Company as of March 15, 2010. Mr. Lummis continues to serve as a senior advisor to The CapStreet Group, LLC. From June 1998 to May 2000, Mr. Lummis served as Chairman of the Board and Chief Executive Officer of Advantage Outdoor Company, an outdoor advertising company. From September 1994 to June 1998, Mr. Lummis served as Chairman and Chief Executive Officer of American Tower Corporation, a nationwide communication tower owner and operator. Mr. Lummis currently serves as a director of Amegy Bancorporation Inc. and several private companies. Mr. Lummis holds a Bachelor of Arts degree in economics from Vanderbilt University and a Masters of Business Administration degree from the University of Texas at Austin.

Mr. Lummis has developed extensive managerial and business development skills as the co-founder of Platform Partners, the CapStreet Group, LLC, CapStreet II, L.P. and CapStreet Parallel II, L.P. With nearly 10 years of experience working with our Company and his extensive operating and directorship experience, Mr. Lummis is uniquely qualified to serve as a director on, and Chairman of, our Board, as well as a member of our Compensation Committee.

Steven A. Rathgaber has been our Chief Executive Officer and has served as a director of our Company since February 1, 2010. From January 1991 to January 2010, Mr. Rathgaber was employed by NYCE Payments Network, LLC, a wholly-owned subsidiary of Fidelity National Information Services, Inc. Mr. Rathgaber most recently served as the President and Chief Operating Officer of NYCE, a role he assumed in September 2004. From April 1989 to January 1991, Mr. Rathgaber served as a founding partner of Veritas Venture, a start-up software development company. From May 1981 to March 1989, Mr. Rathgaber served in a number of executive-level roles within Automatic Data Processing, Inc., and from January 1977 to April 1981, Mr. Rathgaber held numerous positions within Citibank. Mr. Rathgaber also served on the board of Everlink

Payment Services, a joint venture between the United States-based NYCE Payments Network and Celero, a Canadian credit union processing company, from the company’s inception in September 2003 until December 2009. He served as Chairman of the Everlink board from June 2004 until May 2006. Mr. Rathgaber holds a Bachelor of Science degree in Accounting from St. John’s University.

Mr. Rathgaber was selected to serve on our Board due to his depth of knowledge of the financial services and payments industry, his acute business judgment, and his extensive leadership skills.

J. Tim Arnoult has served as a director of our Company since January 2008. From 1979 to 2006, Mr. Arnoult served in various positions at Bank of America, N.A., including President of Global Treasury Services from 2005-2006, President of Global Technology and Operations from 2000-2005, and President of Central U.S. Consumer and Commercial Banking from 1996-2000. Mr. Arnoult is also experienced in mergers and acquisitions, having been directly involved in significant transactions such as the mergers of NationsBank and Bank of America in 1998 and Bank of America and Fleet Boston in 2004. Mr. Arnoult has served on a variety of boards throughout his career, including the board of Visa USA. Mr. Arnoult holds a Bachelor of Arts degree in psychology and a Masters of Business Administration degree from the University of Texas at Austin.

Mr. Arnoult brings over 30 years of banking and financial services experience to our Board and also has considerable experience serving as a director from his directorships with several other large companies, including the board of VISA USA. We believe Mr. Arnoult’s banking and financial services background and past directorship experience make him well-qualified to serve on our Board, as Chairman of the Nominating & Governance Committee, and on our Audit Committee.

Robert P. Barone has served as a director of our Company since September 2001. Mr. Barone held positions at Diebold, Inc., NCR Corporation, and Xerox Corporation, as well as the Electronic Funds Transfer Association (“EFTA”). Since December 1999, Mr. Barone has served as a consultant for SmartNet Associates, Inc., a private consulting firm. From May 1997 to November 1999, Mr. Barone served as Chairman of the Board of PetsHealth Insurance, Inc., a pet health insurance provider. From September 1988 to September 1994, Mr. Barone served as Board Vice-Chairman, President and Chief Operating Officer of Diebold, Inc. Mr. Barone holds a Bachelor of Business Administration degree from Western Michigan University and a Masters of Business Administration degree from Indiana University. A founder and past Chairman of EFTA, Mr. Barone is now Chairman Emeritus of that organization. Currently, Mr. Barone is the owner of The Smart Dynamics Group Consulting Firm and a 50% partner in Southeast Locates LLC, an underground utilities damage prevention company.

Mr. Barone’s more than 40 years of sales, marketing, and executive leadership experience provide him with the experience and skills that we believe qualify him to serve on our Board, as Chairman of our Audit Committee, and on our Nominating & Governance Committee. Additionally, as founder and Chairman Emeritus of the EFTA, Mr. Barone’s knowledge of the electronic funds transfer industry and his relationships with companies within that industry are assets to our Board.

Jorge M. Diaz has served as a director of our Company since December 2004. Mr. Diaz is the Division President and Chief Executive Officer of Fiserv Output Solutions, a division of Fiserv, Inc., and has held that position since April 1994. Fiserv Output Solutions provides card production services, statement processing and electronic document distribution services. In January 1985, Mr. Diaz co-founded National Embossing Company, a predecessor company to Fiserv Output Solutions. Mr. Diaz sold National Embossing Company to Fiserv in April 1994. Mr. Diaz serves as a director for the local chapter of the Boys and Girls Club, a national non-profit organization.

Mr. Diaz’ extensive experience in the electronic funds transfer processing industry, as well as his long-standing association with our Company, makes him uniquely qualified to serve on our Board.

Dennis F. Lynch has served as a director of our Company since January 2008. Mr. Lynch has over 25 years of experience in the payments industry and has led the introduction and growth of various card products and payment solutions. Mr. Lynch is currently a director and chairperson of the Secure Remote Payments Council, a cross-industry group dedicated to accelerating more secure methods of conducting consumer payments in the internet/mobile marketplace. Mr. Lynch is also a principal of Future Pay, LLC, a consulting firm focused on the next generation of consumer payments. From 2005 to 2008, Mr. Lynch served as Chairman and Chief Executive Officer of RightPath Payments Inc., a company providing business-to-business payments via the internet. From 1994 to 2004, Mr. Lynch served in various positions with NYCE Payments Network, LLC, an electronic payments network that is now a wholly-owned subsidiary of Fidelity National Information Services, Inc., including serving as that company’s President and Chief Executive Officer from 1996 to 2004, and as a director from 1992 to 2004. Prior to joining NYCE, Mr. Lynch served in a variety of information technology and products roles, ultimately managing Fleet Boston’s consumer payments portfolio. Mr. Lynch has served on a number of boards, including the board of Open Solutions, Inc., a publicly-traded company delivering core banking products to the financial services market, from 2005 to 2007. Mr. Lynch was also a founding director of the New England-wide YANKEE24 Network, and served as its Chairman from 1988 to 1990. Additionally, Mr. Lynch has served on the Executive Committee and the board of EFTA. Mr. Lynch received his Bachelors and Masters degrees from the University of Rhode Island.

Mr. Lynch’s extensive experience in the payment industry and his leading role in the introduction and growth of various card products and payment solutions make him a valuable asset to our Board. We leverage Mr. Lynch’s knowledge of card products and payment solutions in developing our strategies for capitalizing on the proliferation of prepaid debit cards. Additionally, Mr. Lynch’s service on a number of corporate boards and his experience as the Chief Executive Officer of the NYCE Payments Network, LLC, provide him with the background and leadership skills necessary to serve as Chairman of our Compensation Committee and on our Audit Committee.

G. Patrick Phillips was appointed as a director of our Company on February 5, 2010. Mr. Phillips is a 35-year veteran of Bank of America, most recently serving as President of Bank of America’s Premier Banking and Investments group from August 2005 to March 2008. During his tenure at Bank of America, Mr. Phillips led a variety of consumer, commercial, wealth management and technology businesses. Mr. Phillips currently serves on the board of directors of USAA Federal Savings Bank where he serves as Chairman of the Finance and Audit Committee. Additionally, Mr. Phillips previously served as a director of Visa USA and Visa International from 1990 to 2005 and 1995 to 2005, respectively. Mr. Phillips received a Masters of Business Administration from the Darden School (of business) at the University of Virginia in 1973 and graduated from Presbyterian College in Clinton, South Carolina in 1971.

Mr. Phillips’ extensive experience in the banking industry as well as the electronic payments industry makes him uniquely qualified to serve on our Board, our Audit Committee, and our Nominating & Governance Committee.

Michael A.R. Wilson has served as a director of our Company since February 2005. Mr. Wilson is a Managing Director at TA Associates, a private equity firm, which together with its affiliates owns approximately 27.7% of the Company as of March 15, 2010. At TA Associates, Mr. Wilson focuses on growth investments and leveraged buyouts of financial services, business services, and consumer products companies. Mr. Wilson currently serves on the boards of Jupiter Investments Group and Numeric Investors. Prior to joining TA Associates in 1992, Mr. Wilson was a Financial Analyst in Morgan Stanley’s Telecommunications Group. In 1994, Mr. Wilson joined Affiliated Managers Group, a TA Associates-backed financial services start-up, as Vice President and a member of the founding management team. Mr. Wilson received a Bachelors of Arts degree, with Honors, in Business Administration from the University of Western Ontario, and a Masters of Business Administration degree, with Distinction, from Harvard Business School.

Mr. Wilson’s strong leadership and business experience, including his position as a Managing Director of a private equity firm and his financial services industry expertise, qualify him to serve on our Board, our Compensation Committee, and our Nominating & Governance Committee. Mr. Wilson’s background in growth investments and leveraged buyouts make him a valuable contributor to discussions regarding possible acquisitions.

Executive Officers

Our executive officers are appointed by the Board on an annual basis and serve until removed by the Board or their successors have been duly appointed. The following table sets forth the name, age and position of each person who was serving as an executive officer of Cardtronics as of March 15, 2010:

Name	Age	Position

Steven A. Rathgaber	56	Chief Executive Officer
J. Chris Brewster	60	Chief Financial Officer
Michael H. Clinard	42	President of Global Services
Rick Updyke	50	President of Global Development
Carleton K. “Tres” Thompson, III	41	Chief Accounting Officer

The following biographies describe the business experience of our executive officers:

Steven A. Rathgaber has served as our Chief Executive Officer and a director of our Board since February 1, 2010. For additional information on Mr. Rathgaber, please see his biography in the “— Board of Directors” section above.

J. Chris Brewster has served as our Chief Financial Officer since February 2004. From September 2002 until February 2004, Mr. Brewster provided consulting services to various businesses. From October 2001 until September 2002, Mr. Brewster served as Executive Vice President and Chief Financial Officer of Imperial Sugar Company, a NASDAQ-quoted refiner and marketer of sugar and related products. From March 2000 to September 2001, Mr. Brewster served as Chief Executive Officer and Chief Financial Officer of WorldOil.com, a privately-held Internet, trade magazine, book and catalog publishing business. From January 1997 to February 2000, Mr. Brewster served as a partner of Bellmeade Capital Partners, LLC, a merchant banking firm specializing in the consolidation of fragmented industries. From March 1992 to September 1996, he served as Chief Financial Officer of Sanifill, Inc., a New York Stock Exchange-listed environmental services company. From May 1984 to March 1992, he served as Chief Financial Officer of National Convenience Stores, Inc., a New York Stock Exchange-listed operator of 1,100 convenience stores. Mr. Brewster holds a Bachelor of Science degree in industrial management from the Massachusetts Institute of Technology and a Masters of Business Administration from Harvard Business School.

Michael H. Clinard has served as our President of Global Services since June 2008. Prior to such time, he served as our Chief Operating Officer following his original employment with us in August 1997. He holds a Bachelor of Science degree in business management from Howard Payne University. Mr. Clinard also serves as a director and Vice President of the ATM Industry Association.

Rick Updyke has served as our President of Global Development since June 2008. Prior to such time, he served as our Chief Strategy and Development Officer following his original employment with us in July 2007. From February 1984 to July 2007, Mr. Updyke held various positions with Dallas-based 7-Eleven, Inc., a convenience store retail company, most recently serving as Vice President of Corporate Business Development from February 2001 to July 2007. He holds a Bachelor of Business Administration degree in management information systems from Texas Tech University and a Masters of Business Administration from Amberton University.

Carleton K. “Tres” Thompson, III has served as our Chief Accounting Officer since September 2006. Prior to such time, he served as our Director of Reporting following his original employment with us in June 2004. From January 2003 until May 2004, Mr. Thompson served as the Chief Financial Officer of Sternhill Partners, a venture capital partnership providing funding for seed and early-stage technology start-ups. From October 2001 until December 2002, Mr. Thompson served as the Chief Accounting Officer of Q Services, Inc., an oilfield services company specializing in well enhancement and production services. Prior to that, Mr. Thompson served in several other corporate finance roles with both privately-held and publicly-traded companies. Mr. Thompson began his career in September 1990 with Arthur Andersen where he spent eight years working in the firm’s audit practice. Mr. Thompson holds a Bachelor of Science degree in accounting from Trinity University and is a licensed certified public accountant in the state of Texas.

Corporate Governance

We are committed to good corporate governance. Our Board has adopted several governance documents, which include our Corporate Governance Principles, Code of Business Conduct and Ethics, Financial Code of Ethics and charters for each standing committee of our Board. Each of these documents is available on our website at http://www.cardtronics.com and you may also request a copy of each document at no cost by writing (or telephoning) the following: Cardtronics, Inc., Attention: Chief Financial Officer, 3250 Briarpark Drive, Suite 400, Houston, Texas 77042, (832) 308-4000.

Code of Ethics.  Our Board has adopted a Code of Business Conduct and Ethics for our directors, officers and employees. In addition, our Board has adopted a Financial Code of Ethics for our principal executive officer, principal financial officer, principal accounting officer and other accounting and finance executives. We intend to disclose any amendments to or waivers of the codes on behalf of our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, Controller, and persons performing similar functions, on our website at http://www.cardtronics.com promptly following the date of the amendment or waiver.

Director Independence.  As required under the listing standards of The NASDAQ Stock Market LLC (“NASDAQ”), a majority of the members of our Board must qualify as “independent,” as affirmatively determined by our Board. Our Board has delegated this responsibility to its Nominating & Governance Committee. Pursuant to its charter, the Nominating & Governance Committee determines whether or not each director and each prospective director is independent.

The Nominating & Governance Committee evaluated all relevant transactions or relationships between each director, or any of his family members, and our Company, senior management and independent registered accounting firm. Based on this evaluation, the Nominating & Governance Committee has determined that Messrs. Arnoult, Barone, Lummis, Lynch, Phillips and. Wilson are each an independent director, under the applicable standards set forth by the NASDAQ and SEC. Messrs. Arnoult, Barone, Lummis, Lynch, Phillips and Wilson constitute a majority of the members of our Board.

In making these independence determinations, our Nominating & Governance Committee, in conjunction with our Board, considered the relationships between the directors and the Company, as described below:

•	Mr. Lummis. Mr. Lummis co-founded and currently serves as a senior advisor to The CapStreet Group, LLC, CapStreet II, L.P. and CapStreet Parallel II, L.P. (the “CapStreet Funds”). The CapStreet Funds collectively own 21.7% of our common stock as of March 15, 2010. Our Nominating & Governance Committee has reviewed Mr. Lummis’ connection to the CapStreet Funds and the CapStreet Funds’ influence over us and determined that the CapStreet Funds’ influence over us is not material and that Mr. Lummis’ relationship with the CapStreet Funds does not impair his independence. However, on March 17, 2009, Mr. Lummis was appointed as our Interim Chief Executive Officer. Accordingly, Mr. Lummis was not considered to be an independent director while he served in that position. Effective February 1, 2010, Mr. Lummis resigned as our Interim Chief Executive Officer, concurrent with the appointment of Steven A. Rathgaber as the Company’s Chief Executive Officer. Because Mr. Lummis served as our Interim Chief Executive Officer for less than a full year, he is still considered to be an independent director.

•	Mr. Wilson. Mr. Wilson is the managing director at TA Associates, Inc., a private equity firm. TA Associates, Inc. is the ultimate parent of TA IV, L.P, TA/Atlantic Pacific V, L.P., TA/Atlantic Pacific IV, L.P., TA Strategic Partners Fund A L.P., TA Investors II, L.P. and TA Strategic Partners Fund B L.P. (collectively, the “TA Funds”). The TA Funds collectively own 27.7% of our common stock as of March 15, 2010. Our Nominating & Corporate Governance Committee has reviewed Mr. Wilson’s connection to the TA Funds and the TA Funds’ influence over us and determined that the TA Funds’ influence over us is not material and that Mr. Wilson’s relationship with the TA Funds does not impair his independence.

•	Mr. Diaz. Mr. Diaz has not been considered independent following our initial public offering in 2007 because of his employment with Fiserv Output Solutions, a division of Fiserv, Inc. In 2009, we paid approximately $23.6 million in fees to Fiserv for services rendered to us in the ordinary course of business.

The purpose of this review was to determine whether any such relationships were material and, therefore, inconsistent with a determination that the director is independent. As a result of this review, the Nominating & Governance Committee affirmatively determined, based on its understanding of such relationships, that, except as discussed above, none of our directors has any material relationship with us or our subsidiaries.

Board Leadership Structure.  Although our current Chairman of the Board served as our Interim Chief Executive Officer during the period of time in which we conducted a search for our new Chief Executive Officer, the Board has determined that having a non-executive director serve as Chairman of the Board is in the best interest of our stockholders at this time. Our Chief Executive Officer is responsible for setting our strategic direction and providing us day-to-day leadership, while the Chairman of the Board provides guidance to our Chief Executive Officer and sets the agenda for Board meetings and presides over meetings of the full Board. We believe this structure ensures a greater role for the non-executive directors in the oversight of our Company and active participation of the non-executive directors in setting agendas and establishing priorities and procedures for the work of the Board.

Meetings.  Our Board held a total of ten meetings (four quarterly and six special meetings) and also acted through either electronic secured voting or unanimous written consent ten times during the year ended December 31, 2009. During this period, all directors attended each of the regularly scheduled quarterly meetings. With regard to the six special meetings, one director was unable to attend two such special meetings, while two other directors missed one special meeting each. In 2009, the committees of the Board held a total of 24 meetings: 11 Audit Committee meetings, eight Compensation Committee meetings and five Nominating & Governance Committee meetings. All committee members were present at these meetings.

Executive Sessions; Presiding Director.  According to our Corporate Governance Principles, our independent directors must meet in executive session at each quarterly meeting and did so during the fiscal year ended December 31, 2009. The Chairman of the Board presides at these meetings and is responsible for preparing an agenda for these executive sessions. As a result of the Company’s search for a new Chief Executive Officer during 2009, the independent directors did not make a report to the Board regarding succession planning.

Annual Meeting Attendance.  One of our directors attended our 2009 annual meeting held on June 18, 2009. We do not have a formal policy regarding director attendance at annual meetings. However, our directors are expected to attend all Board and committee meetings, as applicable, and to meet as frequently as necessary to properly discharge their responsibilities.

Limitation on Public Company Board Service.  Members of our Audit Committee are prohibited from serving on the audit committees of more than two other public companies. In addition, our Board monitors the number of public company boards on which each director serves and develops limitations on such service as appropriate to ensure the ability of each director to fulfill his duties, as required by applicable securities laws and NASDAQ listing standards.

Board and Committee Self-Evaluation.  Our Board and each committee of our Board conduct an annual self-evaluation to determine whether they are functioning effectively. The Nominating & Governance Committee leads the Board self-evaluation effort by conducting an annual evaluation of the Board’s performance. The committee completed its evaluation of the Board’s 2009 performance at its March 2010 meeting and presented its findings to the Board the following day. The Board has taken the committee’s evaluation under advisement and expects to complete its self-evaluation on or before its next regularly scheduled meeting. Similarly, each committee reviews the results of its evaluation to determine whether any changes need to be made to the committee or its procedures.

Director Selection and Nomination Process.  The Nominating & Governance Committee is responsible for establishing criteria for selecting new directors and actively seeking individuals to become directors for recommendation to our Board. In 2009 the Nominating & Governance Committee developed a set of criteria that a director candidate should possess, and used that set of criteria in the search efforts that culminated in the election of G. Patrick Phillips to the Board in January 2010. Furthermore, the Nominating & Governance

Committee continually reevaluates its set of criteria to ensure that future Board candidates complement those currently serving on the Board. The present criteria for director qualifications include: (1) prior corporate board experience; (2) possessing the qualifications of an “independent” director in accordance with applicable NASDAQ listing rules; (3) demonstrated success as a past or current senior business executive within a rapidly growing business; (4) experience in operating in a regulated environment; (5) experience and appreciation for corporate risk management; (6) demonstrated skills, background and competencies that complement and add diversity to the Board; and (7) a proven track record of high business ethics and integrity.

The Nominating & Governance Committee may consider candidates for our Board from any reasonable source, including from a search firm engaged by the Nominating & Governance Committee or stockholder recommendations, provided that the procedures set forth above are followed. The Nominating & Governance Committee does not intend to alter the manner in which it evaluates candidates based on whether the candidate is recommended by a stockholder or not. However, in evaluating a candidate’s relevant business experience, the Nominating & Governance Committee may consider previous experience as a member of our Board. Any invitation to join our Board must be extended by our Board as a whole.

Board Committees—General.  Our Board currently has three standing committees: an Audit Committee, a Compensation Committee and a Nominating & Governance Committee. Each committee is comprised of independent directors as currently required under the SEC’s rules and regulations and the NASDAQ listing standards, and each committee is governed by a written charter approved by the Board. These charters form an integral part of our corporate governance policies, and a copy of each charter is available on our website at http://www.cardtronics.com.

Effective March 17, 2009, in connection with his assumption of the position of Interim Chief Executive Officer, Mr. Lummis resigned from the Compensation Committee and the Nominating & Governance Committee, as he no longer qualified as an independent director under the NASDAQ’s rules and regulations. Effective February 1, 2010, Mr. Lummis resigned as our Interim Chief Executive Officer and was re-appointed to the Compensation Committee.

The table below provides the current composition of each committee of our Board:

Nominating &
	Audit		Compensation		Governance
Name	Committee		Committee		Committee

J. Tim Arnoult	X				X	*
Robert P. Barone(1)	X	*			X
Fred R. Lummis			X
Dennis F. Lynch	X		X	*
G. Patrick Phillips	X				X
Michael A.R. Wilson			X		X

*	Committee Chairman.

(1)	Mr. Barone served as a member of our Compensation Committee from March 17, 2009 through February 1, 2010, in connection with Mr. Lummis’ temporary resignation from that committee.

Audit Committee.  Our Nominating & Governance Committee, in its business judgment, has determined that the Audit Committee is comprised entirely of directors who satisfy the standards of independence established under the SEC’s rules and regulations and NASDAQ listing standards. In addition, the Board, in its business judgment, has determined that each member of the Audit Committee satisfies the financial literacy requirements of the NASDAQ listing standards and that its chairman, Mr. Barone, qualifies as an “audit committee financial expert” within the meaning of the SEC’s rules and regulations.

The Audit Committee is appointed by our Board to:

•	assist the Board in fulfilling its oversight responsibilities with respect to the conduct by our management of our financial reporting process, including the development and maintenance of a system of internal accounting and financial reporting controls;

•	assist the Board in overseeing the integrity of our financial statements, qualifications and independence of our independent registered public accounting firm, and the performance of such firm and our internal audit function;

•	prepare the annual Audit Committee report, in accordance with applicable rules and regulations; and

•	perform such other functions as the Board may assign to the Audit Committee from time to time.

Pursuant to its charter, the Audit Committee has the authority, at our expense, to retain professional advisors, including legal, accounting or other consultants, to advise the Audit Committee in connection with the exercise of its powers and responsibilities. The Audit Committee may require any of our officers or employees, our outside legal counsel or our independent registered public accounting firm to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee. The Audit Committee is responsible for the resolution of any disagreements between the independent registered public accounting firm and management regarding our financial reporting. The Audit Committee meets periodically with management and the independent registered public accounting firm in separate executive sessions, as needed, to discuss any matter that the Audit Committee or each of these groups believe should be discussed privately. The Audit Committee makes regular reports to our Board.

The Report of the Audit Committee is set forth below under the “Principal Accounting Fees and Services—Report of Audit Committee” section.

The Audit Committee held 11 meetings and did not act by written consent during the fiscal year ended December 31, 2009.

Compensation Committee.  Our Nominating & Governance Committee, in its business judgment, has determined that all three directors on the Compensation Committee currently satisfy the standards of independence established under the SEC’s rules and regulations, NASDAQ listing standards and our Corporate Governance Principles. However, prior to December 7, 2009, the Board had determined that it was in the best interest of the Company that Mr. Diaz, while not considered to be independent due to his relationship with Fiserv, continue to serve as Chairman of the Company’s Compensation Committee through such date.

The Report of the Compensation Committee is set forth under “Executive Compensation—Compensation Committee Report” section included below.

The Compensation Committee is delegated all authority of our Board as may be required or advisable to fulfill the purposes of the Compensation Committee as set forth in its charter. The Compensation Committee may form and delegate some or all of its authority to subcommittees when it deems appropriate.

Pursuant to its charter, the purposes of the Compensation Committee are to:

•	oversee the responsibilities of the Board relating to compensation of our directors and executive officers;

•	design, recommend and evaluate our director and executive officer compensation plans, policies and programs;

•	prepare the annual Compensation Committee Report, in accordance with applicable rules and regulations;

•	otherwise discharge our Board’s responsibilities relating to compensation of our directors and executive officers; and

•	perform such other functions as our Board may assign to the committee from time to time.

In addition, the Compensation Committee works with our executive officers, including our Chief Executive Officer, to implement and promote our executive compensation strategy. See “Executive Compensation—Compensation Discussion and Analysis” for additional information on the Compensation Committee’s processes and procedures for the consideration and determination of executive compensation and “Executive

Compensation—Director Compensation” for additional information on its consideration and determination of director compensation.

The Compensation Committee held eight meetings during the fiscal year ended December 31, 2009.

Nominating & Governance Committee.  The Nominating & Governance Committee identifies individuals qualified to become members of our Board, makes recommendations to our Board regarding director nominees for the next annual meeting of stockholders, and develops and recommends corporate governance principles to our Board. The Nominating & Governance Committee, in its business judgment, has determined that it is comprised entirely of directors who satisfy the standards of independence established under NASDAQ listing standards and our Corporate Governance Principles. For information regarding the Nominating & Governance Committee’s policies and procedures for identifying, evaluating and selecting director candidates, including candidates recommended by stockholders, see “—Corporate Governance—Director Selection and Nomination Process” above.

The Nominating & Governance Committee is delegated all authority of our Board as may be required or advisable to fulfill the purposes of the Nominating & Governance Committee as set forth in its charter. More particularly, the Nominating & Governance Committee:

•	prepares and recommends to our Board for adoption appropriate Corporate Governance Principles and modifications from time to time to those principles;

•	establishes criteria for selecting new directors and seeks individuals qualified to become board members for recommendation to our Board;

•	seeks to implement the “independence” standards required by law, applicable listing standards, our certificate of incorporation or bylaws or our Corporate Governance Principles;

•	determines whether or not each director and each prospective director is independent, disinterested or a non-employee director under the standards applicable to the committees on which such director is serving or may serve;

•	reviews annually the advisability or need for any changes in the number and composition of our Board;

•	reviews annually the advisability or need for any changes in the number, charters or titles of committees of our Board;

•	recommends to our Board annually the composition of each Board committee and the individual director to serve as chairman of each committee;

•	reports to our Board annually with an assessment of our Board’s performance to be discussed with the full Board following the end of each fiscal year; and

•	works with our Compensation Committee relating to the evaluation, performance, development and success of the CEO and executive officers to evaluate potential successors to the principal executive officer.

The Nominating & Governance Committee held five meetings during the fiscal year ended December 31, 2009.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Objectives.  The primary objectives of our executive compensation program are to attract, retain, and motivate qualified individuals who are capable of leading our Company to meet its business objectives and to increase overall stockholder value. To achieve these objectives, our Compensation Committee’s philosophy has been to implement a compensation program that aligns the interests of management with those of our investors and to provide a compensation program that creates incentives for and rewards performances of the individuals based on our overall success and the achievement of individual performance objectives. Specifically, our compensation program provides management with the incentive to increase our adjusted earnings before interest expense, income taxes, and depreciation, accretion and amortization expense, as well as certain other non-recurring or non-cash items (“Adjusted EBITDA”), as defined in our revolving credit facility, and return on invested capital (“ROIC”), as defined in our non-equity incentive compensation plan, which is described in more detail below. For a reconciliation of Adjusted EBITDA to net income see “Summary — Summary Selected Financial Data” above. In addition, we intend for our compensation program to both compensate our executives on a level that is competitive with companies comparable to us as well as maintain a level of internal consistency and equity by paying higher amounts of compensation to our more senior executive officers based on job role and complexity, along with individual talent and performance.

Our Compensation Committee believes that it is in the best interests of our investors and our executive officers that our compensation program remains relatively uncomplicated and straightforward, which should reduce the time and cost involved in setting our compensation policies and calculating the payments under such policies, as well as reduce the time involved in furthering our investors’ understanding of such policies.

Named Executive Officers. The Compensation Committee’s responsibility includes the establishment of all compensation programs for our executive officers as well as oversight for other broad-based employee benefits programs. The compensation arrangements focused on in this Compensation Discussion and Analysis relate primarily to our Named Executive Officers. For the year ended December 31, 2009, our Named Executive Officers were:

Name	Position

Fred R. Lummis	Interim Chief Executive Officer
J. Chris Brewster	Chief Financial Officer
Michael H. Clinard	President of Global Services
Rick Updyke	President of Global Development
Carleton K. “Tres” Thompson, III	Chief Accounting Officer
Jack M. Antonini	Former Chief Executive Officer

In March 2009, we announced that Mr. Antonini would be leaving the Company and the Board of Directors effective March 17, 2009. Fred R. Lummis, Chairman of the Board, agreed to serve as our Interim Chief Executive Officer while the Board conducted a formal search for Mr. Antonini’s permanent successor. On February 1, 2010, Mr. Lummis resigned as the Company’s Interim Chief Executive Officer, concurrent with the appointment of Steven A. Rathgaber as our Chief Executive Officer.

Compensation Review.  Historically, our management has performed (typically every other year) an informal market survey of the competitiveness of the total compensation packages paid to our executive officers through a review of compensation paid by companies with whom we believe we compete for executive level talent. However in 2008, the Compensation Committee engaged the independent compensation consulting firm Pearl Meyer & Partners (“PM&P”) to provide advice and counsel on executive compensation matters, and the Compensation Committee determined that it was in the Company’s best interest to continue PM&P’s engagement into the 2009 year. PM&P provides no services to the Company other than those provided directly to, or on behalf of, the Compensation Committee. PM&P conducted a thorough review of our executive compensation program, including base salary, annual incentive targets and plan metrics, total cash compensation, long-term incentives, and total direct compensation. In both 2008 and 2009, PM&P provided our Compensation Committee with the following:

•	updates regarding regulatory changes affecting our compensation program;

•	information on market trends, practices and other data;

•	assistance in designing program elements; and

•	overall guidance and advice about the efficacy of each element of our compensation program and its fit within the Committee’s developing compensation philosophy.

While the PM&P guidance has been a valuable resource for the Compensation Committee in identifying compensation trends and determining competitive compensation packages for our Company, the Compensation Committee has the final authority over all executive compensation decisions, except for decisions relating to our Chief Executive Officer’s compensation (which rests with the Board), and is not bound to adhere to any advice or recommendations that PM&P may provide to the Compensation Committee. Prior to PM&P’s engagement, no comprehensive or formal study had been conducted to review the executives’ pay elements, the weighting of these elements, and the position with respect to the competitive markets. The data contained in PM&P’s studies during the 2008 and 2009 years provided our Compensation Committee with a foundation for making compensation-related decisions. As a result, the Compensation Committee decided to develop and implement a more formal equity compensation strategy during 2009 that would govern future compensation decisions. However, as a result of the departure of the Company’s former Chief Executive Officer in March 2009, the Compensation Committee agreed to temporarily suspend these efforts until a new Chief Executive Officer was hired. With the appointment of Mr. Rathgaber as the Company’s new Chief Executive Officer effective February 1, 2010, the Compensation Committee plans to resume its efforts to develop and implement a more formal equity compensation program in 2010.

Use of Peer Companies.  The Compensation Committee has historically analyzed the compensation practices of a group of companies we consider to be our peers. Composition of the peer group is based upon a combination of the following factors: (1) companies that are competitors for our products and services; (2) companies that compete for our specialized talent; (3) companies that may experience similar market cycles to ours; (4) companies that may be tracked similarly by analysts; and (5) companies that are in a generally comparable bracket of market capitalization and/or revenue to ours.

The peer group provides meaningful reference points for competitive practices, types of equity rewards used, and equity usage levels for the executives as well as the total amount of shares set aside for equity programs. The Compensation Committee’s goal is to provide a total compensation package that is competitive with prevailing practices in our industry and within the peer group. Individual peers utilized in the peer group are periodically reviewed and may change over time, as needed. The peer group used for the 2009 market analysis was as follows:

Fiscal Year
Company Name	2009 Revenue
(In millions)

Coinstar, Inc.	$1,144.8
Euronet Worldwide, Inc.	1,032.7
Global Cash Access Holdings, Inc.	667.7
Heartland Payment Systems, Inc.	1,652.1
TNS, Inc.	474.8
Wright Express Corporation	318.2

In addition to studying the compensation practices and trends at companies that are considered “peers,” the Compensation Committee has also determined that it is beneficial to our understanding of more general compensation expectations to consider the best practices in compensation policies from other companies that are not necessarily peers or limited to our industry. The Compensation Committee does not react or structure our compensation programs on market data alone, and it does not utilize any true “benchmarking” techniques when making compensation decisions. The Compensation Committee did not use the peer group to establish a particular range of compensation for any element of pay in 2009. Rather, peer group and other market data were used as a general guideline in the Compensation Committee’s deliberations.

Role of the Chief Executive Officer in Executive Compensation Decisions.  Our Chief Executive Officer (“CEO”) has historically worked very closely with our Compensation Committee. However, the CEO does not make, participate in, provide input for, or make recommendations about his own compensation. During 2009, the CEO’s role in the Compensation Committee’s executive compensation decisions was somewhat limited given Mr. Lummis’ interim status. The Compensation Committee also meets in executive session, independently of the CEO and other members of senior management, to review not only compensation issues related to the CEO, but those of all Named Executive Officers and employees. Other than the CEO, none of our other Named Executive Officers provide direct recommendations to the Compensation Committee or participate in the executive compensation setting process.

Role of the Chief Executive Officer and Chief Financial Officer in Compiling the Compensation Discussion and Analysis Data.  The management team, with some assistance from PM&P, compiled the tabular data for this Compensation Discussion and Analysis. The Compensation Committee has reviewed this data for thoroughness, consistency, and accuracy within the framework of the general charter of the Compensation Committee (described in “Directors, Executive Officers and Corporate Governance — Corporate Governance” above).

Calendar of Events and Decision Making.  The Compensation Committee meets periodically in each quarter of the fiscal year, as well as on an “as needed” basis, to address compensation administration issues and initiatives. A general summary of the 2009 schedule is as follows:

Quarter of 2009	Items Associated with Plan Administration

1st Quarter	Reviewed financial and operational results for 2008 and based upon that review, approved bonuses relating to 2008 performance. Acting upon management’s recommendation, agreed that due to the uncertain economic environment, no salary increases would be granted to employees at the mid-management level or higher.

2nd Quarter	With input from PM&P, submitted to the Board the 2009 director compensation plan. Commenced work with PM&P to develop a comprehensive non-equity management incentive compensation plan.

3rd Quarter	Through multiple meetings, developed and approved a comprehensive non-equity incentive compensation plan for 2009. Considered and approved (i) special bonuses for certain non-executive employees for services performed during the first and second quarters of 2009, and (ii) equity awards to certain non-executive employees who had not previously been granted equity awards.

4th Quarter	Reviewed publicly available compensation data from the Company’s peer group, as well as other similar companies to determine what, if any, additional compensation policies or guidelines should be recommended in the future. Began working on the Company’s 2010 non-equity and equity incentive compensation programs. Reviewed the proposed compensation package for the Company’s new Chief Executive Officer and, following consultation with PM&P, submitted a recommendation to the Board for approval. On December 7, 2009, Mr. Diaz relinquished his role as both a member and Chairman of the Compensation Committee. Mr. Lynch replaced Mr. Diaz as both a member and Chairman of the Compensation Committee.

Components of Executive Compensation.  Our executive compensation program consists of three primary elements: (1) base salary, (2) annual non-equity incentive plan compensation awards, and (3) equity awards. In determining the level of total compensation to be set for each compensation component, our Compensation Committee considers a number of factors, including market competitiveness analyses of our compensation levels compared with those paid by comparable companies, our most recent annual performance, each individual executive officer’s performance, the desire to maintain internal equity and consistency among our executive officers and any other considerations that the Compensation Committee deems to be relevant.

In addition to the three primary compensation components, we provide our executive officers with discretionary bonuses (as conditions warrant), severance, certain other generally available benefits, such as healthcare plans that are available to all employees, and certain limited perquisites. While our Compensation Committee reviews the total compensation package we provide to each of our executive officers, our Board and the Compensation Committee view each element of our compensation program as serving a specific purpose and, therefore, as distinct elements. In other words, a significant amount of compensation paid to an executive in the form of one element will not necessarily cause us to reduce another element of the executive’s compensation. Accordingly, we have not adopted any formal or informal policy for allocating compensation between long-term and short-term, between cash and non-cash or among the different forms of non-cash compensation.

The table below provides a summary of each element of pay, the form in which it is paid, the purpose or objective of each element and any performance metrics associated with each element.

Element	Form of Compensation	Purpose/Objective	Performance Metric(s)

Base Pay	Cash — fixed	To recognize role, responsibilities and experience consistent with market for comparable positions	Not performance-based

Annual Non-Equity Incentive Plan Awards	Cash — variable	To reward operating results consistent with the non-equity incentive compensation plan and to provide a strong motivational tool to achieve earnings and other related pre-established objectives	Adjusted EBITDA and ROIC

Long-Term Incentive Awards	Stock options and restricted stock awards — variable	To create a strong financial incentive for achieving or exceeding long-term performance goals and encourage a significant equity stake in our Company	Historically, such awards have not been performance-based. However, the Compensation Committee is considering in 2010 the use of performance- based awards as a component of future grants

Discretionary Bonuses	Cash — variable	To reward an executive for significant contributions to a Company initiative or when the executive has performed at a level above what was expected	Varies, but typically relates to performance with respect to special projects that require significant time and effort on the part of the executive, such as our initial public offering in 2007

Health, Life, Retirement Savings and Other Benefits	Eligibility to participate in benefit plans generally available to our employees, including retirement, health, life insurance and disability plans — generally fixed	Plans are part of our broad-based employee benefits program	Not performance-based

Element	Form of Compensation	Purpose/Objective	Performance Metric(s)

Executive Severance and Change in Control Agreements	Payment of compensation and for benefit coverage costs in the form of separation payments — subject to compliance with restrictive covenants and related conditions. Levels are fixed for duration of employment agreements	To provide the executive with assurances against certain types of terminations without cause or resulting from change-in-control where the terminations were not based upon cause. This type of protection is intended to provide the executive with a basis for keeping focus and functioning in the stockholders’ interests at all times	Not performance-based

Limited Perquisites	Cash — fixed	To provide executive with additional benefits considered necessary or customary for his position	Not performance-based

Base Salary.  The base salaries for our executive officers are set at levels believed to be sufficient to attract and retain qualified individuals. We believe that our base salaries are an important element of our executive compensation program because they provide our executive officers with a fixed income stream, based upon their roles within our organization and their relative skills and experience. Initial base salary levels, which for the Named Executive Officers are set or approved by our Compensation Committee, take into consideration, in addition to the scope of an individual executive’s responsibilities, the compensation paid by other companies with which we believe we compete for executives.

Subsequent changes in the base salaries of executive officers, other than the CEO, are typically reviewed and approved by our Compensation Committee based on recommendations made by our CEO, who conducts annual performance reviews of each executive. Subsequent changes in the base salary of the CEO are determined by our Compensation Committee, which reviews the CEO’s performance on an annual basis, and approved by the Board. Both the CEO’s review and the Compensation Committee’s review include an analysis of how an individual executive performed against his personalized goals, which are jointly set by the executive and the CEO at the beginning of each year, or, in the case of the CEO, by the CEO and the Board. In terms of weighting the factors that influence decisions related to base salaries, the individual performance of an executive against his goals is heavily weighted and accounts for roughly 80% of the Compensation Committee’s considerations while additional factors considered are weighted, on average, at only 20%. For a given year, additional factors may include other achievements or accomplishments of the individual during the year, any mitigating priorities during the year that may have resulted in a change in the executive’s goals, market conditions, an executive’s participation in the development of others within our Company, and whether additional responsibilities were assumed by the executive during the period. Under each executive’s employment agreement, base salary increases are targeted at, but not required to be, 5% per annum.

For 2009, our former CEO proposed, and the Compensation Committee agreed, that no merit increases be granted in 2009 for certain employees, including our executive officers. This salary freeze was one of the many actions taken by our Company in 2008 and 2009 in response to the deteriorating economic conditions seen throughout the United States and elsewhere.

Annual Non-Equity Incentive Plan Compensation Awards.  To accomplish our goal of aligning the interests of management with those of our investors, the Compensation Committee ties a portion of the annual cash compensation earned by our executives to a targeted level of financial operating results. Each year, management proposes and the Compensation Committee approves a non-equity incentive compensation plan (the “Plan”). Under each annual Plan, each executive officer has a target payout, which is provided under the terms of his employment agreement and is based on a percentage of his base salary (which, for each of Messrs. Brewster, Clinard and Updyke is 50% of base salary, and for Mr. Thompson is 40% of base salary).

For our Named Executive Officers, the 2009 threshold, target and maximum annual incentive payout amounts were as follows:

	2009 Incentive Payout as a % of Base Salary
	Threshold	Target	Maximum
Named Executive Officer	Performance	Performance	Performance

Fred R. Lummis	—	—	—
J. Chris Brewster	25%	50%	100%
Michael H. Clinard	25%	50%	100%
Rick Updyke	25%	50%	100%
Carleton K. “Tres” Thompson, III	20%	40%	80%
Jack M. Antonini	25%	50%	100%

To arrive at the 2009 payout number, for our Named Executive Officers, 50% of the 2009 annual cash incentive award was contingent upon our attainment of certain Adjusted EBITDA targets and 50% was subject to the achievement of certain ROIC targets. The goals are established so that attaining or exceeding the performance targets is not assured and requires significant effort by our executive officers.

Once the payout is determined, then the amount may be further adjusted based on the Compensation Committee’s evaluation of performance of each executive in accomplishing certain pre-established individual performance targets or, management by objectives (“MBOs”). The MBO adjustment scale for 2009, as outlined in the Plan, was:

		2009 Incentive
MBO Rating	Performance	Payout Multiplier

5	All MBOs exceeded	120%
4	All MBOs attained	100%
3	Substantially all MBOs attained	80%
2	Most but not all MBOs attained	50%
1	Most MBOs missed	0%

The following is a description of the 2009 performance targets under the Plan:

•	Adjusted EBITDA. The annual Company-level financial targets set under the Plan for 2009 were consistent with the Adjusted EBITDA and capital expenditure ranges reflected in our annual budget and communicated to investors at the beginning of the year. As we expect to achieve our budgeted Adjusted EBITDA and capital expenditure (and thus, ROIC) targets when they are set, and the financial targets set under the Plan are consistent with the Adjusted EBITDA and capital expenditure (and thus ROIC) ranges reflected in our annual budget, we have similar expectations that the targets under our Plan will be achieved.

For Adjusted EBITDA, the threshold level in 2009 was set at 90% of our budgeted target and the maximum level was set at 120% of our budgeted target. In the event the Board formally approves actions, such as a material acquisition, that may affect the attainment of the originally budgeted Adjusted EBITDA amount, the budget impact is determined and presented to the Compensation Committee for approval of a revised budgeted Adjusted EBITDA figure for bonus calculation purposes. No such revisions were required in 2009.

The targeted Adjusted EBITDA amount for the year ended December 31, 2009 was $80.0 million for our consolidated operations. The targeted Adjusted EBITDA amount for a given period is typically set within or above the Adjusted EBITDA range communicated to our investors at the beginning of each year ($75.0 million to $80.0 million for 2009.)

•	ROIC. For ROIC, the threshold level was set at 19.2% (which is the level achieved if the Capital Invested in 2009 was at budgeted levels and Adjusted EBITDA was 90% of budget); the targeted ROIC level was set at 23.5% (which is the level achieved if the Capital Invested in 2009 was at budgeted levels and Adjusted EBITDA was 100% of budget); and the maximum ROIC level was set at 32.0% (which was the level achieved if Capital Invested was at budgeted levels and Adjusted EBITDA was

120% of budget). As with the Adjusted EBITDA target, any actions approved by the Board that may affect the attainment of the originally budgeted ROIC amount would result in a revised targeted ROIC figure for bonus calculation purposes. No such revisions were required in 2009.

The following table outlines the 2009 performance targets for our Named Executive Officers, and the relative weighting of each targeted performance metric, as applicable:

Metric	Weighting	Threshold	Target	Maximum

Adjusted EBITDA	50%	$72,000,000	$80,000,000	$96,000,000
ROIC(1)	50%	19.2%	23.5%	32.0%

(1)	ROIC for 2009 is defined in the 2009 Plan as follows:

•	Net Operating Profit After Tax (“NOPAT”) divided by Capital Invested, where:

•	NOPAT is defined as Adjusted EBITDA less depreciation for the relevant Plan year, less adjustments for non-wholly-owned subsidiaries, less income taxes calculated using a 35% effective tax rate; and

•	Capital Invested is defined as the average of our total assets minus goodwill and intangible assets, minus accounts payable, accrued liabilities, assets related to interest rate hedging activities and asset retirement obligations, all as reported in our quarterly reports on Form 10-Q and annual reports on Form 10-K for the trailing five quarterly periods then ended.

For the year ended December 31, 2009, we achieved results that exceeded the maximum payout levels for both our consolidated Adjusted EBITDA and ROIC targets, which equated to a 200% bonus pool funding for our Named Executive Officers. Additionally, the Compensation Committee considered how each executive officer performed with respect to his or her individual MBOs and adjusted the payout threshold accordingly. For the specific awards granted to each Named Executive Officer under the 2009 Plan, see the “Non-Equity Incentive Plan Compensation” column of our “Summary Compensation Table for 2009” included in “— Executive Compensation” below.

Awards under the Plan, as opposed to any equity grants, are designed to more immediately reward our executive officers for their performance during the most recent year. We believe that the immediacy of these cash incentives, in contrast to our equity grants that vest over a period of time, provides a significant incentive to our executives towards achieving their respective individual objectives and thus our Company-level objectives on an annual basis. As such, we believe our non-equity incentive compensation plans are a significant motivating factor for our executive officers, and we believe they have been a significant factor in attracting and retaining our executive officers.

Although the parameters and metrics of the Plan are straight-forward and objective, nothing construed in the Plan constitutes a promise or other binding agreement by the Company to pay any award to any member of the executive leadership team. Further, although the size of any award must be calculated in accordance with the Plan, the decision to pay any amount under the Plan to any member of the executive leadership team remains within the discretion of the Compensation Committee and the Board.

Long-term Incentive Program.  We have two long-term equity incentive plans — the 2007 Stock Incentive Plan (the “2007 Plan”) and the 2001 Stock Incentive Plan (the “2001 Plan”). The purpose of each of these plans is to provide directors and employees of our Company and our affiliates with additional incentive and reward opportunities designed to enhance the profitable growth of our Company and affiliates. Equity awards granted under both plans generally vest ratably over four years based on continued employment and expire 10 years from the date of grant. This vesting feature is designed to aid in officer retention as this feature provides an incentive for our executive officers to remain in our employment during the vesting period.

Currently, there is no formal policy for granting equity awards to our executive officers, nor is there a policy in place with respect to the allocation of grants between the various types of equity instruments eligible to be awarded under the plans. Rather, all grants are discretionary and are made by the Compensation Committee, who administers the plans. As most of our Named Executive Officers have established a significant ownership position in our stock and/or options, they gain significant value through the long-term appreciation in our stock, which we believe contributes to the alignment of their interests with those of our stockholders. In general, this also means that those executives’ incentives will not be substantially altered by a grant of restricted stock or stock options. As a result, we expect issuances to our existing executive officers under our long-term incentive program to be somewhat episodic with the focus on situations in which the individual executive (1) is making significant contributions to our success and is judged to not have enough ownership to create a sufficient long-term incentive for that executive, or (2) has made individual contributions that significantly exceeded our expectations of Company growth. In these situations, the Compensation Committee may decide to provide such executive with additional equity, thereby providing him with additional equity value for having impacted our overall stockholder value.

In its considerations of whether or not to make equity grants to our executive officers and, if such grants are made, in its considerations of the size of the grants, our Compensation Committee considers our Company-level performance, the applicable executive officer’s performance, comparative share ownership by comparable executives of comparable companies, the amount of equity previously awarded to the applicable executive officer, the vesting of such awards, and the recommendations of management. While there is no formal weighting of these elements, the Compensation Committee considers each in its analysis.

In June 2008, our Compensation Committee awarded shares of restricted stock to certain of our employees, including our Named Executive Officers, under the 2007 Plan. During 2009, no such grants were made to our Named Executive Officers. However, in January 2010, the Compensation Committee awarded shares of restricted stock to Messrs. Brewster, Clinard and Updyke based on their service to the Company during the year ended December 31, 2009. The forfeiture provisions on the restricted stock awarded to our Named Executive Officers lapse at a rate of 25% of the total award on each of the first four anniversaries of the grant date. In determining the quantity of shares to be granted to each Named Executive Officer, management considered each such officer’s outstanding equity awards, stock ownership levels, the strategic value of the officer’s role to our Company, and other factors, including (for the 2008 grants) the impact of our 2007 initial public offering on the value of awards previously made to each officer. Based on those factors, management made recommendations to the Compensation Committee on the number of shares that it believed should be award to each such Named Executive Officer. With respect to the January 2010 grants, such recommendations were made by Mr. Lummis in his capacity as the Company’s Interim Chief Executive Officer. The Compensation Committee approved the recommendations and believes that these additional grants created equity packages appropriate for each executive and that the identified Named Executive Officers are adequately incentivized to work to enhance the profitability of our operations.

Discretionary Bonuses.  If and when it considers it appropriate, our Compensation Committee may grant bonuses to our employees, including our Named Executive Officers. Examples of circumstances in which employees may be awarded a bonus include situations in which an employee has made significant contributions to a Company initiative or has otherwise performed at a level above expectations. Unlike awards under our non-equity incentive compensation plan that our executives officers are eligible for on an annual basis, discretionary bonuses are not a recurring element of our executive compensation program. Only Mr. Lummis received a discretionary bonus for services provided during the year ended December 31, 2009 in recognition of his services to the Company as our Interim Chief Executive Officer. This award was the sole compensation paid to Mr. Lummis for his service to the Company as our Interim CEO. No discretionary bonuses were granted to any of our Named Executive Officers during the 2008 fiscal year.

Severance and Change of Control Arrangements.  Under the terms of their employment agreements, our executive officers are entitled to certain benefits upon the termination of their employment. Generally, these provisions are intended to mitigate some of the risk that our executive officers may bear in working for a developing company like ours, including a change in control. Additionally, the severance provisions are intended to compensate an executive during the non-compete period (required under the terms of each employment agreement), which limit the executive’s ability to work for a similar and/or competing company for a period subsequent to his termination. For additional information of the terms of each executive’s severance and change in control benefits, see “— Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table — Employment-Related Agreements of Named Executive Officers” and “— Potential Payments upon a Termination or Change in Control” below.

Other Benefits.  In addition to our three main compensation elements (base salary, annual cash incentives and long-term equity-based incentives) and potential severance benefits, we provide the following benefits:

•	401(k) Savings Plan. We have a defined contribution 401(k) plan, which is designed to assist our employees in providing for their retirement and allow us to remain competitive in the market place in terms of benefits offered to employees. Each of our executive officers is entitled to participate in this plan to the same extent that our other employees are entitled to participate. In 2007, we began matching 25% of employee contributions up to 6.0% of the employee’s salary (for a maximum matching contribution of 1.5% of the employee’s salary by us). Employees are immediately vested in their contributions while our matching contributions will vest at a rate of 20% per year.

•	Health and Welfare Benefits. Our executive officers are eligible to participate in medical, dental, vision, disability and life insurance, and flexible healthcare and dependent care spending accounts to meet their health and welfare needs under the same plans and terms as the rest of our employees. These benefits are provided so as to assure that we are able to maintain a competitive position in terms of attracting and retaining executive officers and other employees. This program is a fixed component of compensation and the benefits are provided on a non-discriminatory basis to all of our employees.

•	Perquisites and Other Personal Benefits. We believe that the total mix of compensation and benefits provided to our executive officers is competitive and perquisites should generally not play a large role in our executive officers’ total compensation. As a result, the perquisites and other personal benefits we provide to our executive officers are very limited in nature and are not guaranteed to be provided to any Named Executive Officer in any given year; thus, no significant perquisites were provided to our Named Executive Officers during the 2009 year.

2010 Compensation Changes

Base Salaries.  For 2010, based on the recommendations of our Interim Chief Executive Officer, the Compensation Committee ended the salary freeze and approved merit increases of 4% for each Messrs. Brewster, Clinard and Updyke, and an increase of 5% for Mr. Thompson. The increases for Messrs. Brewster, Clinard and Updyke are slightly below the 5% targeted increases outlined in their respective employment agreements and reflect a continued effort on the part of senior management and the Compensation Committee to manage the Company’s overall expense structure. The 5% merit increase for Mr. Thompson is consistent with the targeted amount outlined in his employment agreement.

Annual Non-Equity Incentive Compensation.  To date, no changes have been made to our annual non-equity incentive compensation plan.

Long-Term Incentive Program.  Historically, our Company has not had a formal policy regarding grants made under our equity incentive plans. However, our Compensation Committee is currently in the process of developing an equity policy that will, among other things, govern the timing of grants and the allocation among different types of equity awards granted to executives beginning in 2010. Additionally, the Compensation Committee will consider if certain awards granted should be subject to performance-based vesting requirements. Finally, the Compensation Committee is evaluating whether to seek stockholder approval at our upcoming annual stockholder meeting for an increase in the number of shares available for awards under our 2007 Plan.

Employment Agreement with New Chief Executive Officer.  On December 21, 2009, we announced that Mr. Rathgaber would begin serving as our new Chief Executive Officer, as well as a director of our Board, effective February 1, 2010. In connection with Mr. Rathgaber’s appointment, we entered into an employment agreement with him that was also effective February 1, 2010. His employment agreement provides for an initial term of three years, subject to automatic one-year renewals thereafter unless the agreement is terminated in accordance with its terms. Pursuant to the terms of his employment agreement, Mr. Rathgaber is entitled to receive an annual base salary of $525,000 and is eligible for an annual bonus based on achievement of certain performance objectives established by the Board. The target amount of Mr. Rathgaber’s annual bonus will be

50% of his base salary, though, as with our other Named Executive Officers, the ultimate payout of his annual award is subject to the sole discretion of the Compensation Committee.

In addition to an annual bonus, Mr. Rathgaber’s employment agreement provides for a one-time signing bonus in the amount of $200,000, which was paid to Mr. Rathgaber on February 1, 2010. His employment agreement also provides for the grant of 350,000 shares of restricted stock pursuant to our 2007 Plan. The forfeiture restrictions on these restricted shares will lapse in four equal annual installments on the grant date anniversary, and they will be subject to various acceleration provisions for certain termination or change in control scenarios, as are further described with regard to our restricted stock awards in the “Executive Compensation — Potential Termination upon Termination or a Change in Control” section below. In the event that Mr. Rathgaber is terminated without “Cause” or for “Good Reason,” his employment agreement also provides for severance payments upon such a termination of employment in the amount of two times his then-current annual base salary and two times the average amount paid to him in the two preceding calendar years under our non-equity incentive plan. Mr. Rathgaber will be subject to certain non-competition and non-solicitation restrictions for a period of one year following the termination of his employment with us.

Stock Ownership Guidelines.  At this time, we do not have any formal stock ownership and retention guidelines but recognize the importance of retention of shares by executives as opposed to cashing them out routinely at maturity. The Board and the Compensation Committee feel that retention of equity and attaining a significant investment position is important for true stockholder linkage. As such, we will continue to monitor and assess the need associated with instituting more formal guidelines. Additionally, our Insider Trading Policy prohibits employees subject to that policy from hedging, buying on margin or engaging in other speculative trading practices.

Stock Option Granting and Exercise Policy and Policy against Backdating.  Under the terms of the governing option agreements, the exercise price of each stock option awarded to employees under our 2007 Plan is calculated as the average of the high and the low sales prices of our stock on the date of grant to ensure that options are not granted at less than their fair market value. We do not backdate options and have a specific Company policy in place along with a notification system administered by our legal department to be mindful of black-out periods during which the exercise of options or other sales of stock would be prohibited or would violate insider trading rules.

Board and Compensation Committee meetings are generally scheduled several months in advance. The meeting dates in which options, restricted stock or any other rewards are granted are not established in regard to planned releases of earnings or any other major announcements. Also, the Compensation Committee does not currently believe that it would be appropriate to recommend the repricing or discounting of options to any of our employees in the event of a decline in our share price. If, at some point in the future, the Compensation Committee believes repricing or discounting of options is appropriate, the Compensation Committee will submit such a proposal to a vote of our stockholders for approval.

Tax Deductibility of Compensation.  Internal Revenue Code (the “Code”) Section 162(m) limits the amount of otherwise deductible compensation to $1,000,000 of the covered compensation paid to our CEO(s), CFO and the three most highly compensated Named Executive Officers (other than our CFO) unless the specifics of the plans impacted have been previously submitted to our stockholders for approval as “performance-based compensation.” While the Board and the Compensation Committee strive to preserve the deductibility of all eligible compensation, we have chosen to retain the flexibility of some discretion in the long-term awards to the executives. We will continue to assess the implications of these rules and the trend towards performance-based awards as part of the total reward strategy.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the disclosure set forth above under the heading “Compensation Discussion and Analysis” with management and, based on the review and discussions, has recommended to the Board that the “Compensation Discussion and Analysis” be included in our proxy statement and a Current Report on Form 8-K.

Respectfully submitted by the Compensation Committee of the Board of Cardtronics, Inc.,

Dennis F. Lynch, Chairman
Fred R. Lummis*
Michael A.R. Wilson
Robert P. Barone**
Jorge M. Diaz***

*	Effective March 17, 2009, Mr. Lummis resigned as a member of our Compensation Committee in connection with him assuming the role of our Interim Chief Executive Officer. Effective February 1, 2010, Mr. Lummis resigned as our Interim Chief Executive Officer, at which point, the Board re-appointed Mr. Lummis to the Compensation Committee.

**	Concurrent with Mr. Lummis’ resignation from the Compensation Committee, Mr. Barone was appointed to the Compensation Committee. Mr. Barone served in this capacity until resigning from the Compensation Committee effective February 1, 2010, concurrent with Mr. Lummis’ re-appointment.

***	Mr. Diaz served as the Chairman of the Compensation Committee through December 7, 2009. Effective as of that date, Mr. Diaz resigned from the Compensation Committee due to independence restrictions resulting from Mr. Diaz’ employment with Fiserv, Inc. Mr. Lynch replaced Mr. Diaz as the Chairman of the Compensation Committee effective on the same date.

Executive Compensation

Summary Compensation Table for 2009.  The following table summarizes, for each of the fiscal years in the three-year period ended December 31, 2009, the compensation paid to or earned by our Named Executive Officers serving during the year ended December 31, 2009.

								Non-Equity
						Stock		Incentive Plan	All Other
Name & Principal Position	Year	Salary		Bonus		Awards(1)		Compensation	Compensation(2)		Total

Steven A. Rathgaber(3)	2009	$—		$—		$—		$—	$—		$—
Chief Executive Officer
Fred R. Lummis	2009	$—		$250,000	(4)	$—		$—	$—		$250,000
Interim Chief Executive Officer
J. Chris Brewster	2009	$302,500		$—		$—		$302,500	$4,481		$609,481
Chief Financial Officer	2008	302,500		—		1,521,000		104,091	3,321		1,930,912
	2007	275,000		30,000		—		133,375	3,901		442,276
Michael H. Clinard	2009	$370,800		$—		$—		$370,800	$927		$742,527
President of Global Services	2008	370,800		—		1,132,300		134,309	2,079		1,639,488
	2007	243,101		20,000		—		129,694	10,739	(5)	403,534
Rick Updyke(6)	2009	$291,000		$—		$—		$291,000	$4,125		$586,125
President of Global Development	2008	291,000		—		676,000		100,134	13,045	(7)	1,080,179
Carleton K. “Tres” Thompson, III(8)	2009	$200,170		$—		$—		$160,136	$—		$360,306
Chief Accounting Officer
Jack M. Antonini(9)	2009	$86,910	(9)	$—		$—		$—	$423,830	(10)	$510,740
Former Chief Executive Officer	2008	397,470		—		1,014,000	(11)	136,771	3,967		1,552,208
	2007	364,651		30,000		—		176,856	2,051		573,558

(1)	The amounts included in the “Stock Awards” columns represent the aggregate grant date fair value of awards made to our Named Executive Officers, computed in accordance with Financial Accounting Standards Board (“FASB”) ASC Topic 718. The value ultimately realized by the executive upon the actual vesting of the award(s) may or may not be equal to the value(s) reflected above. Assumptions used in the calculation of these amounts are included in Part II, Item 8. Financial Statements and Supplementary Data, Note 4, Stock-Based Compensation, to our audited consolidated financial statements for the fiscal year ended December 31, 2009, included in our 2009 Annual Report on Form 10-K. We did not grant stock option awards to the listed Named Executive Officers in any of 2007, 2008 or 2009, and no restricted stock awards were granted with regard to the 2009 year.

(2)	Amounts in this column reflect the amount of Company matching contributions made to our 401(k) Plan on behalf of the eligible Named Executive Officer, unless otherwise noted in the applicable footnotes below.

(3)	Mr. Rathgaber assumed the position of Chief Executive Officer on February 1, 2010. Prior to such date, Mr. Rathgaber was not employed by us.

(4)	Mr. Lummis served as the Company’s Interim Chief Executive Officer from March 17, 2009 through February 1, 2010. In recognition of his significant contributions to the Company, the Compensation Committee of our Board of Directors awarded Mr. Lummis a one-time special payment in the amount of $250,000.

(5)	The $10,739 amount presented within the “All Other Compensation” column in 2007 for Mr. Clinard is comprised of $9,750 in car allowance payments provided for under Mr. Clinard’s previous employment agreement, and $989 of matching contributions made under our 401(k) plan. The employment agreement signed by Mr. Clinard in June 2008 did not include any car allowance payments.

(6)	No information is presented for Mr. Updyke for 2007, as he did not qualify as a Named Executive Officer prior to 2008.

(7)	The $13,045 amount presented within the “All Other Compensation” column in 2008 for Mr. Updyke is comprised of $9,000 in car allowance payments provided for under Mr. Updyke’s previous employment agreement, and $4,045 of matching contributions made under our 401(k) plan. The employment agreement signed by Mr. Updyke in June 2008 did not include any car allowance payments.

(8)	No information is presented for Mr. Thompson for 2008 and 2007, as he did not qualify as a Named Executive Officer prior to 2009.

(9)	Mr. Antonini’s employment and directorship with us ended effective March 17, 2009. Accordingly, the amount reflected in the “Salary” column above represents the amount earned by Mr. Antonini for the period from January 1, 2009 through March 17, 2009.

(10)	The $423,830 amount included in the “All Other Compensation” column in 2009 for Mr. Antonini is comprised of $422,427 in severance payments made to Mr. Antonini following the termination of his employment with the Company effective March 17, 2009, and $1,403 of matching contributions made under our 401(k) plan. For further information, see the discussion in “— Potential Payments upon Termination or Change in Control” section included below.

(11)	Upon the termination of Mr. Antonini’s employment with the Company as of March 17, 2009, the stock award granted to Mr. Antonini in 2008 was forfeited as of that date.

Grants of Plan-Based Awards for 2009(1)

During the fiscal year ended December 31, 2009, none of our Named Executive Officers were granted any stock options or restricted shares. The following table sets forth the details regarding our non-equity incentive plan compensation awards granted in 2009 to each of our Named Executive Officers listed in the “Summary Compensation Table for 2009”:

	Estimated Possible/Future Payouts Under
	Non-Equity Incentive Plan Awards(2)
Name	Threshold(3)	Target	Maximum(3)

Fred R. Lummis(4)	$—	$—	$—
J. Chris Brewster	$75,625	$151,250	$302,500
Michael H. Clinard	$92,700	$185,400	$370,800
Rick Updyke	$72,750	$145,500	$291,000
Carleton K. “Tres” Thompson, III	$40,034	$80,068	$160,136
Jack M. Antonini	$99,368	$198,735	$397,470

(1)	On January 15, 2010, each of Messrs. Brewster, Clinard and Updyke were granted 100,000 shares of restricted shares for services rendered to us in 2009.

(2)	Represents the dollar value of the applicable range (threshold, target and maximum amounts) of the awards granted to each Named Executive Officer for 2009. The actual non-equity incentive plan compensation awards paid to the Named Executive Officers for 2009 are reflected in the “Non-Equity Incentive Plan Compensation” column of the “Summary Compensation Table for 2009.”

(3)	Under the 2009 Plan, the threshold payout amount an executive could receive for the 2009 year was equal to 50% of his individual target goal, while the maximum payout amount an executive could receive for the 2009 year was equal to 200% of his individual target goal.

(4)	Mr. Lummis was not eligible for an award under our 2009 Plan due to his status as Interim CEO.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

Employment-Related Agreements of Named Executive Officers

The terms governing each of our Named Executive Officer’s employment are outlined in individual employment agreements. Below is a description of the agreements in place with each of our Named Executive Officers for the year ended December 31, 2009, except for Mr. Lummis, with whom we did not have an employment agreement during his service as our Interim CEO.

Employment Agreements with Jack M. Antonini — Former Chief Executive Officer, J. Chris Brewster — Chief Financial Officer, and Michael H. Clinard — President of Global Services. In June 2008, following the expiration of the previous employment agreements for Messrs. Antonini, Brewster and Clinard, we entered into new agreements with these executives. Under the terms of the new agreements, Messrs. Antonini, Brewster and Clinard were to receive annual base salaries of $397,470, $302,500, and $370,800, respectively, in 2009. The annual base salaries are subject to periodic review by the Board (or a committee thereof) and may be increased at any time. Under the terms of the agreements, each executive is eligible to receive a performance-based bonus payable on or before March 15th of each year. The bonus at targeted levels of performance is equal to 50% of the executive’s base salary, with the annual payout subject to approval by the Board (or a committee thereof). However, as the ultimate payout of the annual award is determined at the sole discretion of our Compensation Committee, the actual amount awarded may exceed or fall short of the targeted level. (For additional information on the terms of our non-equity incentive compensation plan, see “— Compensation Discussion and Analysis — Annual Non-Equity Incentive Plan Compensation Awards” above.) In addition, each executive is entitled to receive perquisite benefits made available to other senior officers, sick leave, and four weeks paid vacation time each year. The terms of the agreements expire in June 2011 and, unless terminated sooner, are automatically renewed annually. As previously noted, Mr. Antonini’s employment and directorship with us ended and his employment agreement terminated effective March 17, 2009.

Employment Agreement with Rick Updyke — President of Global Development.  In July 2007, we entered into an employment agreement with Mr. Updyke. In June 2008, Mr. Updyke’s July 2007 employment agreement was amended to extend its term to June 2011. Under his current employment agreement, Mr. Updyke received an annual base salary of $291,000 in 2009. Such amount is subject to annual increases, as determined by our Compensation Committee at its sole discretion, with such increases being targeted at 5% of the previous year’s base salary. In addition, subject to our achieving certain performance standards set by our Compensation Committee, Mr. Updyke may be entitled to an annual award under a non-equity incentive plan, with such award targeted as being 50% of his base salary. However, as the ultimate payout of the annual award is determined at the sole discretion of our Compensation Committee, the actual amount awarded may exceed or fall short of the targeted level. (For additional information on the terms of our non-equity incentive compensation plan, see “— Compensation Discussion and Analysis — Annual Non-Equity Incentive Plan Compensation Awards” above.) In addition, Mr. Updyke is entitled to receive perquisite benefits made available to other senior officers, sick leave, and four weeks paid vacation time each year.

Employment Agreement with Carleton K.“Tres” Thompson, III — Chief Accounting Officer.  In June 2008, we entered into an employment agreement with Mr. Thompson. Under his employment agreement, Mr. Thompson received an annual salary of $200,170 in 2009. Such amount is subject to annual increases, as determined by our Compensation Committee at its sole discretion, with such increases being targeted at 5% of the previous year’s base salary. In addition, subject to our achieving certain performance standards set by our Compensation Committee, Mr. Thompson may be entitled to an annual award under a non-equity incentive plan, with such award targeted as being 40% of his base salary. However, as the ultimate payout of the annual award is determined at the sole discretion of our Compensation Committee, the actual amount awarded may exceed or fall short of the targeted level. (For additional information on the terms of our non-equity incentive compensation plan, see “— Compensation Discussion and Analysis — Annual Non-Equity Incentive Plan Compensation Awards” above.) In addition, Mr. Thompson is entitled to receive perquisite benefits made available to other senior officers, sick leave, and four weeks paid vacation time each year. The terms of our agreement with Mr. Thompson expire in June 2011 and, unless terminated sooner, are automatically renewed annually.

Please see “— Potential Payments upon a Termination or Change of Control” for a discussion of severance benefits available under our employment agreements.

Annual Non-Equity Incentive Plan Awards.  The annual non-equity incentive plan awards awarded to each of the Named Executive Officers for the 2009 year were paid to the executives on March 15, 2010.

Equity Incentive Plans.  As noted above, we have two long-term equity incentive plans — the 2007 Plan and the 2001 Plan. Below is a brief description of each.

2007 Plan.  In August 2007, our Board and our stockholders approved our 2007 Plan. The adoption, approval, and effectiveness of this plan were contingent upon the successful completion of our initial public offering, which occurred in December 2007. The 2007 Plan provides for the granting of incentive stock options intended to qualify under Section 422 of the Code, nonqualified stock options, restricted stock awards, performance awards, phantom stock awards, and bonus stock awards. The number of shares of common stock that may be issued under the 2007 Plan may not exceed 3,179,393 shares, subject to further adjustment to reflect stock dividends, stock splits, recapitalizations and similar changes in our capital structure. The individual share limitations that any one participant could receive for the term of the Plan will not exceed 50% of the total number of shares available for issuance pursuant to the 2007 Plan, and for awards denominated in cash amounts, the amount may not exceed $1,000,000 in a given year.

As previously noted, during 2008, the Compensation Committee awarded shares of restricted stock to certain of our employees, including certain of our Named Executive Officers, under the 2007 Plan. The forfeiture provisions on the restricted stock awards granted to our Named Executive Officers lapse at the rate of 25% of the total award on each of the first four anniversaries of the grant date. However, under the terms of the agreements with Messrs. Brewster and Clinard, and our previous agreement with Mr. Antonini, if a “Change in Control” occurs after the date of grant and on or before the date of the termination of the executive’s employment, then the “Forfeiture Restrictions” (as defined in each of the individual award agreements) lapse with respect to 50% of the restricted shares effective as of the date upon which the Change in Control occurs. Further, under the terms of the agreements with Messrs. Brewster and Clinard (and our previous agreement with Mr. Antonini), if following a Change of Control the executive is subsequently terminated and such termination is an “Involuntary Termination” or a “Good Reason Termination”, all remaining Forfeiture Restrictions lapse effective as of the date of such termination. The relevant terms are defined or described further below in “— Potential Payments upon a Termination or Change in Control.”

On January 15, 2010, our Compensation Committee approved grants of 300,000 shares to three of our Named Executive Officers with regard to their performance for us during the 2009 year. The restricted stock awards of 100,000 shares each granted to Messrs. Brewster, Clinard, and Updyke vest in four equal installments on each of the first four anniversaries of the January 15, 2010 grant date. The terms of the restricted stock agreements with each of Messrs. Brewster, Clinard and Updyke contain the same “Change in Control” and “Forfeiture Restrictions” as described above with regard to the 2008 grants under the 2007 Plan.

2001 Plan.  In June 2001, our Board adopted our 2001 Plan. Various plan amendments have been approved since that time, the most recent being in November 2007. The 2001 Plan allowed for the issuance of equity-based awards in the form of non-qualified stock options and stock appreciation rights. However, as a result of the adoption of the 2007 Plan, at the direction of the Board, no further awards will be granted under our 2001 Stock Incentive Plan. As of December 31, 2009, options to purchase an aggregate of 6,438,172 shares of common stock (net of options cancelled) had been granted pursuant to the 2001 Plan, all of which were non-qualified stock options. Of that amount, 2,797,113 options had been exercised.

The type and number of awards held by each of our Named Executive Officers as of December 31, 2009 that were granted pursuant to each of our equity incentive plans are described below in the “— Outstanding Equity Awards at Fiscal 2009 Year-End” section.

Salary and bonus compensation in proportion to total compensation

The following table sets forth the percentage of total compensation that we paid in the form of base salary and discretionary bonuses for the year ended December 31, 2009 to each Named Executive Officer listed in the “Summary Compensation Table for 2009.”

Percentage of
Name	Total Compensation

Fred R. Lummis	100.0%
J. Chris Brewster	49.6%
Michael H. Clinard	49.9%
Rick Updyke	49.6%
Carleton K. “Tres” Thompson, III	55.6%
Jack M. Antonini	17.0%

Outstanding Equity Awards at Fiscal 2009 Year-End

The following table sets forth information for each of our Named Executive Officers regarding the number of shares subject to both exercisable and unexercisable stock options and the number of shares of restricted stock that have not vested as of December 31, 2009:

	Option Awards					Stock Awards
	Number of Securities	Number of Securities					Market Value of
	Underlying	Underlying		Option	Option	Number of Shares or	Shares or Units of
	Unexercised Options	Unexercised Options		Exercise	Expiration	Units of Stock That	Stock That Have
Name	(#) Exercisable	(#) Unexercisable		Price	Date	Have Not Vested(1)	Not Vested(2)

Fred R. Lummis	—	—		—	—	—	—
J. Chris Brewster	—	—		—	—	135,000	$1,493,100
	357,682	—		$6.54	03-31-2014	—	—
	89,420	29,807	(3)	$10.55	03-05-2016	—	—
Michael H. Clinard	—	—		—	—	100,500	$1,111,530
	98,696	—		$0.74	06-03-2011	—	—
	49,805	—		$1.48	03-02-2012	—	—
	59,614	19,871	(3)	$10.55	03-05-2016	—	—
Rick Updyke	—	—		—	—	60,000	$663,600
	139,098	139,099	(4)	$13.08	07-15-2017	—	—
Carleton K. “Tres” Thompson, III	—	—		—	—	60,000	$663,600
	15,013	—		$6.54	06-06-2014	—	—
	39,742	—		$10.55	02-09-2015	—	—
	29,807	9,935	(3)	$10.55	03-05-2016	—	—
Jack M. Antonini	—	—		—	—	—	—

(1)	The forfeiture provisions on these shares lapse at the rate of 25% of the underlying shares on each of the first four anniversaries of the June 20, 2008 grant date. These restricted shares were granted pursuant to our 2007 Plan.

(2)	The market value of shares that have not vested is based on the closing price of our stock as of December 31, 2009, of $11.06 per share.

(3)	These stock options become exercisable as to 25% of the underlying option shares on each of the first four anniversaries of the grant date. 25% of the underlying option shares for the stock options granted on March 6, 2006 became exercisable on each of March 6, 2007, March 6, 2008 and March 6, 2009. These remaining options vested on March 6, 2010. These stock options were each granted pursuant to our 2001 Plan.

(4)	These stock options become exercisable as to 25% of the underlying option shares on each of the first four anniversaries of the employee’s employment date. 25% of the underlying option shares for the stock options granted on November 19, 2007 became exercisable on each of July 16, 2008, and July 16, 2009. These remaining options will vest in two equal annual installments, the first of which will occur on July 16, 2010 and the last of which will occur on July 16, 2011. These stock options were granted pursuant to our 2007 Plan.

Option Exercises and Stock Vested During Fiscal Year 2009

The following table sets forth information relating to stock options exercises and the vesting of restricted stock awards during the year ended December 31, 2009 for each of our Named Executive Officers. All activity below relates to options and stock awards that were granted pursuant to our 2001 and 2007 Stock Incentive Plans.

	Option Awards		Stock Awards
	Number of Shares	Value Realized	Number of Shares	Value Realized
	Acquired on	Upon	Acquired on	on
Name	Exercise	Exercise(1)	Vesting	Vesting(2)

Fred R. Lummis	—	—	—	—
J. Chris Brewster	—	—	45,000	$154,350
Michael H. Clinard	—	—	33,500	$114,905
Rick Updyke	—	—	20,000	$68,600
Carleton K. “Tres” Thompson, III	24,729	$102,859	20,000	$68,600
Jack M. Antonini	—	—	—	—

(1)	Based on the difference between the average of the high and low of our stock on the exercise date and the exercise price of the option, which is the method by which we determine fair market value.

(2)	Based on the average of the high and low trading price of our common stock as of the date of vesting.

Pension Benefits

Currently, we do not offer, and, therefore, none of our Named Executive Officers participate in or have account balances in qualified or non-qualified defined benefit plans sponsored by us. In the future, however, the Compensation Committee may elect to adopt qualified or non-qualified defined benefit plans if it determines that doing so is in our best interests (e.g., in order to attract and retain employees.)

Nonqualified Deferred Compensation

Currently, we do not offer, and, therefore, none of our Named Executive Officers participate in or have account balances in non-qualified defined contribution plans or other deferred compensation plans maintained by us. In the future, however, the Compensation Committee may elect to provide our officers and other employees with non-qualified defined contribution or deferred compensation benefits if it determines that doing so is in our Company’s best interests.

Potential Payments Upon a Termination or Change in Control

In addition to the potential acceleration of our equity-based awards upon certain events, our employment agreements with each of our Named Executive Officers, other than Mr. Lummis, contain severance and change in control provisions. In January 2008, our previous employment agreements with Messrs. Antonini, Brewster and Clinard expired and we subsequently signed new agreements with these Named Executive Officers in June 2008. Our employment agreement with Mr. Updyke was entered into in July 2007 but was amended in June 2008 to extend the terms through June 2011. Our employment agreement with Mr. Thompson was entered into in June 2008.

Jack M. Antonini.  Mr. Antonini’s employment with us ended effective on March 17, 2009. As a result of his termination, which was deemed to be a without cause termination under the terms of the agreement that governed his previous employment with us, Mr. Antonini was entitled to severance pay equal to two times his current base salary plus two times the average amount paid to him in the two preceding calendar years under our non-equity incentive plan. This equated to $1,108,567, based on his $397,470 salary as of his termination date and the average of his 2008 and 2007 payout amounts (shown in the “Non-Equity Incentive Plan Compensation” column of the “Summary Compensation Table for 2009” above). Such amount is payable in 48 equal consecutive semi-monthly installments on the 15th and the last day of each of the 24 calendar months following the month in which his termination occurred (March 2009). Additionally, Mr. Antonini has elected to continue benefits coverage through our group health plan under the Consolidated Omnibus Budget Reconciliation Act of 1986 (“COBRA”). As a result, we have been reimbursing Mr. Antonini for his COBRA premiums, and will continue to do so for a period of time up to 18 months from his termination date. If

Mr. Antonini elects to continue coverage for the full 18 months allowed under his prior employment agreement, the total amount paid for his COBRA premiums would total $12,564. Finally, Mr. Antonini is eligible to receive a pro rata payment under our non-equity incentive plan for his services in 2009. As the payment of a pro rata bonus for 2009 would be for actual services rendered, we do not believe such a payment would be considered a “termination payment.” The Compensation Committee is still in the process of determining what amount, if any, will be paid to Mr. Antonini.

Other Named Executive Officers.  Generally, the employment agreements in place as of December 31, 2009 contain the following definitions for each of the possible “triggering events” that could result in a termination payment to our other Named Executive Officers:

•	Cause.

•	Messrs. Brewster, Clinard, and Thompson may be terminated for cause if the executive: (1) engages in gross negligence, gross incompetence or willful misconduct in the performance of his employment duties; (2) refuses, without proper legal reason, to perform his employment duties and responsibilities; (3) materially breaches any material provision of his employment agreement, any written agreement or a corporate policy or code of conduct established by us; (4) willfully engages in conduct that is materially injurious to us; (5) discloses without specific authorization confidential information that is materially injurious to us; (6) commits an act of theft, fraud, embezzlement, misappropriation or willful breach of a fiduciary duty to us; (7) is convicted of (or pleads no contest to) a crime involving fraud, dishonesty or moral turpitude or any felony (or a crime of similar import in a foreign jurisdiction).

•	Mr. Updyke may be terminated for cause if he (1) engages in gross negligence or willful misconduct when performing his employment duties; (2) is indicted for a felony; (3) refuses to perform his employment duties; (4) materially breaches any of our policies or our code of conduct; (5) engages in conduct in which the executive knows would be materially injurious to us; or (6) materially breaches, and fails to cure, any provision of his employment agreement.

•	Change in Control. Messrs. Brewster and Clinard’s agreements state that a change in control may occur upon any of the following events:

•	a merger, consolidation, or asset sale where all or substantially all of our assets are held by a third party if (1) the holders of our equity securities no longer own equity securities of the resulting entity that are entitled to 60% or more of the votes eligible to be cast in the election of directors of the resulting entity, or (2) the members of the Board immediately prior to such transaction no longer constitute at least a majority of the board of directors of the resulting entity immediately after such transaction or event;

•	our dissolution or liquidation;

•	the date any person or entity, including a “group” as contemplated by Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, acquires or gains ownership or control (including, without limitation, power to vote) of more than 50% of the combined voting power of the resulting entity’s outstanding securities; or

•	as a result of or in connection with a contested election of directors, the members of the Board immediately before such election cease to constitute a majority of the Board.

Messrs. Brewster and Clinard may be subject to a federal excise tax on compensation they receive in connection with a change in control of our Company. The value determined in accordance with Section 280G of the Internal Revenue Code of payments and benefits provided that are contingent upon a change in control may be subject to a 20% excise tax to the extent of the excess of such value over the executive’s average annual taxable compensation from our Company for the five years preceding the year of the change in control (or such shorter period as the executive was employed by us), if the total value of such payments and benefits equals or exceeds an amount equal to three times such average annual taxable compensation. In accordance with their employment agreements, if such excise tax is applicable,

Messrs. Brewster and Clinard are entitled to receive a “gross-up payment” from our Company in an amount necessary to place the executive in the same after-tax position had no portion of such contingent payments been subject to excise tax.

Messrs. Updyke and Thompson’s agreements do not include specific information regarding severance payments due upon a change of control or for “gross-up payments” for additional taxes imposed pursuant to Section 280G of the Internal Revenue Code. In the event that Messrs. Updyke or Thompson were to receive payments that created excise taxes under Section 280G of the Internal Revenue Code, the executives would be responsible for their own tax obligations.

•	Good Reason.

•	Messrs. Brewster and Clinard have the right to terminate employment upon the occurrence of any of the following good reason events: (1) a material diminution in the executive’s base salary; (2) a material diminution of the executive’s authority, duties or responsibilities of his job function; and (3) without the executive’s prior consent, a required involuntary relocation of more than 75 miles from our corporate headquarters in Houston, Texas.

•	Mr. Updyke has the right to terminate employment upon the occurrence of any of the following good reason events: (1) prior to the first anniversary date of employee’s employment, the Company is sold and as a consequence of such sale Mr. Updyke is (a) not retained in the same job function; (b) required to relocate to a location that is greater than 100 miles from Dallas, Texas; or (c) without his prior consent, the assignment of duties inconsistent with his current role or any significant reduction or significant change in either position or job function, except in connection with the termination of employment for cause or in connection with the termination of employment by reason of him becoming totally disabled (defined below); or (2) a material breach by us of Article 4 of his employment agreement (i.e., the article governing the payment of compensation and the provision of benefits to Mr. Updyke).

•	Mr. Thompson’s agreement does not contain a “good reason” concept.

•	Totally Disabled.

•	Under Messrs. Brewster, Clinard, and Thompson’s employment agreements, we have the right to terminate the executive’s employment at any time if the employee is unable to perform his duties or fulfill his obligations by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than six months, as certified by a competent physician (without this specifically being deemed as “totally disabled”).

•	Under Mr. Updyke’s employment agreement, we have the right to terminate his employment at any time if he becomes Totally Disabled. The executive will be considered totally disabled if, by reason of his illness, incapacity or other disability, the executive fails to perform his duties or fulfill his obligations under his employment agreement, as certified by a competent physician, for 180 days in any 12 month period.

•	Without Cause Termination. A termination without cause shall mean a termination of the executive’s employment other than for death, voluntary resignation, total disability, or cause.

Messrs. Brewster, Clinard, Updyke and Thompson also received restricted stock grants pursuant to our 2007 Stock Incentive Plan on June 20, 2008, the award agreements of which contained provisions permitting accelerated lapsing of forfeiture restrictions upon certain termination and change in control scenarios. Each of the executives receive partial (25%) accelerated lapsing upon a termination of employment for death or disability. Messrs. Brewster and Clinard will also receive partial (50%) accelerated lapsing upon the occurrence of a change in control; this acceleration will be increased to 100% if a termination other than for cause or a good reason termination follows such a change in control. The definitions of the applicable terms in the restricted stock agreements are substantially similar to the same terms as described above within the executives’ employment agreements.

The table below reflects the amount of compensation payable to our Named Executive Officers in the event of a termination of employment or a change in control of our Company on December 31, 2009. For purposes of calculating the potential payments, we have made certain assumptions that we have determined to be reasonable and relevant to our shareholders. Upon the occurrence of any of the termination events listed, or in the event of a for-cause termination or a voluntary termination (neither of which are shown in the above below), the terminated executive would receive any base salary amount that had been earned but had not been paid at the time of termination. In the event of a without cause termination, a termination for good reason, or a termination in connection with a change in control, the executive would also be entitled to receive payment of any prior year amount earned under our non-equity incentive plan (if not already paid) and a pro rata portion of the amount earned under our non-equity incentive plan for the year in which the termination occurred. However, such amounts would not be considered “termination payments” but rather would represent compensation earned by the executive for services rendered, and we, therefore, have not reflected the amount of earned but unpaid salary and non-equity inventive compensation awards in the table below. The executives are also entitled to receive reimbursement payments for reasonable business expenses, and we have assumed that for purposes of the calculations below, all expense reimbursements were current as of December 31, 2009.

The amount of compensation payable to each Named Executive Officer for each situation is listed below based on the employment agreements in place for each executive as of December 31, 2009. The amounts shown assume that such termination event was effective as of December 31, 2009 and that the closing price of our common stock on that date was $11.06. The amounts below are our best estimates as to the amounts that each executive would receive upon that particular termination event; however, exact amounts that any executive would receive could only be determined upon an actual termination of employment.

Potential Payments upon a Termination or Change in Control Table

								Termination in
		Without		Good Reason		Change in		Connection
		Cause		Termination		Control (No		with a Change		Death or
Executive	Benefits	Termination		By Executive		Termination)		in Control		Disability

J. C. Brewster	Base salary	$605,000	(1)	$605,000	(1)	$—		$605,000	(1)	$—
	Non-equity incentive compensation	237,466	(1)	237,466	(1)	—		237,466	(1)	—
	Post-employment health care	27,474	(1)	27,474	(1)	—		27,474	(1)	—
	Restricted shares	—		—		746,550	(2)	1,493,100	(3)	497,700	(4)
	Tax gross-up	—		—		—		—	(5)	—

	Total	$869,940		$869,940		$746,550		$2,363,040		$497,700
M. H. Clinard	Base salary	$741,600	(1)	$741,600	(1)	$—		$741,600	(1)	$—
	Non-equity incentive compensation	264,003	(1)	264,003	(1)	—		264,003	(1)	—
	Post-employment health care	27,329	(1)	27,329	(1)	—		27,329	(1)	—
	Restricted shares	—		—		555,765	(2)	1,111,530	(3)	370,510	(4)
	Tax gross-up	—		—		—		409,841	(5)	—

	Total	$1,032,932		$1,032,932		$555,765		$2,554,303		$370,510
R. Updyke(6)	Base salary	$291,000	(7)	$291,000	(7)	$—		$—		$—
	Post-employment health care	8,604	(7)	8,604	(7)	—		—		—
	Restricted shares	—		—		—		—		221,200	(4)

	Total	$299,604		$299,604		$—		$—		$221,200
C. K. “Tres” Thompson, III(6)	Base salary	$200,170	(8)	$—		$—		$—		$—
	Post-employment health care	18,316	(8)	—		—		—		—
	Restricted shares	—		—		—		—		221,200	(4)

	Total	$218,486		$—		$—		$—		$221,200

(1)	In the event of a without cause termination, a good reason termination by Messrs. Brewster or Clinard, or a termination in connection with a change in control, the executive indicated would be entitled to receive severance pay equal to two times his then-current base salary plus two times the average amount paid to him in the two preceding calendar years under our non-equity incentive plan. The average of each executive’s 2008 and 2007 payout amounts were used to calculate the values in the table above. Additionally, in the event the executive elected to continue benefits coverage through our group health plan under COBRA, we would reimburse the executive for the COBRA premiums for up to 18 months. For each executive, all amounts would be payable in bi-monthly installments; provided, however, that if the executive is a “specified employee” under Section 409A of the Internal Revenue Code at the time of his termination, the amounts will be delayed for a period of six months to the extent required to avoid additional federal income taxes for the executive.

(2)	Pursuant to the terms of Messrs. Brewster and Clinard’s restricted stock agreements, in the event of a change in control, 50% of all remaining forfeiture restrictions lapse effective as of the date the change in control occurs. The amounts presented above represent the product of (a) the number of restricted shares that would have vested as of December 31, 2009 upon the change in control, and (b) $11.06, the closing price of our common stock as of December 31, 2009.

(3)	Pursuant to the terms of Messrs. Brewster and Clinard’s restricted stock agreements, in the event the executive is terminated following a change in control, and such termination is an Involuntary Termination or a Good Reason Termination, all remaining forfeiture restrictions lapse effective as of the termination date. The amounts presented represent the product of (a) the number of then unvested restricted shares that each executive held as of December 31, 2009, and (b) $11.06, the closing price of our common stock as of December 31, 2009.

(4)	Pursuant to the terms of Messrs. Brewster, Clinard, Updyke and Thompson’s restricted stock agreements, in the event the executive dies or becomes disabled during the term of his employment, the percentage of the total number of restricted shares as to which the forfeiture restrictions shall lapse shall automatically increase by 25% of the shares awarded. The amounts presented represent the product of (a) the number of restricted shares that would have vested as of December 31, 2009 upon the aforementioned events, and (b) $11.06, the closing price of our common stock as of December 31, 2009.

(5)	Federal excise tax gross-up payments were calculated pursuant to Section 280G of the Code. Only the severance amount payable to Mr. Clinard exceeded his Section 280G safe harbor amount; therefore, he is the only Named Executive Officer that would have received a gross-up payment for federal excise taxes in the event his employment was terminated on December 31, 2009 following a change in control of our Company. Mr. Clinard’s potential gross-up payment was calculated based upon an excise tax rate under Section 4999 of the Internal Revenue Code of 20%, a 35% federal income tax rate and a 1.45% Medicare tax rate.

(6)	In the event of a termination of employment for any reason other than cause, Messrs. Updyke and Thompson would be entitled to receive payment of any prior year bonus earned under our non-equity incentive plan (if not already paid) and a pro rata portion of the amount earned under our non-equity incentive plan for the year in which the termination occurred. However, such amounts would not be considered a “termination payment” but rather would represent compensation earned by the executive for services rendered, and we, therefore, have not reflected these amounts in the table.

(7)	In the event of a termination without cause or a good reason termination by the executive, Mr. Updyke would be entitled to receive severance pay equal to 12 months of his current base salary. This amount would be payable in bi-monthly installments. However, in the event he accepts another full-time employment position (defined as 20 hours per week) within one year after termination, remaining payments to be made by us would be reduced by the gross amount being earned under his new employment arrangement. Additionally, if Mr. Updyke elected to continue benefits coverage through our group health plan under COBRA, we would partially subsidize Mr. Updyke’s incremental healthcare premiums. Specifically, we would reimburse Mr. Updyke on a monthly basis for the difference between the amount he must pay to continue such coverage and the employee contribution amount that active senior executive employees would pay for the same or similar coverage under our group health plan. Amounts shown above represent the difference in Mr. Updyke’s current insurance premiums and current COBRA rates for a similar plan.

(8)	In the event of a termination without cause, Mr. Thompson would be entitled to receive severance pay equal to 12 months of his current base salary. This amount would be payable in bi-monthly installments. However, in the event he accepts another full-time employment position (defined as 20 hours per week) within one year after termination, remaining payments to be made by us would be reduced by the gross amount being earned under his new employment arrangement. Additionally, in the event the Mr. Thompson elected to continue benefits coverage through our group health plan under COBRA, we would reimburse Mr. Thompson for the COBRA premiums for up to 12 months.

Our employment agreements with Messrs. Brewster and Clinard require the executives to sign a full release within 50 days of the executive’s termination of employment waiving all claims against us, our subsidiaries, and our officers, directors, employees, agents, representatives or stockholders before receiving any severance benefits due under the employment agreements. Messrs. Updyke and Thompson are also required to promptly report any subsequent full-time employment during the period in which the executive is receiving severance payments, for we are entitled to reduce the executive’s severance payments by the amount of the new salary the executive is receiving from a third party.

The employment agreements with our executive officers also contain non-competition and non-solicitation provisions. Our employment agreements with Messrs. Brewster and Clinard have a 12-month non-compete and non-solicitation period, during which the executives may not (1) directly or indirectly participate in or have significant ownership in a competing company; (2) solicit or advise any of our employees to leave our employment; or (3) solicit any of our customers either for his own interest or that of a third party. In addition to these three prohibited items, our employment agreement with Mr. Updyke, which has a 24-month non-compete and non-solicitation period, also prohibits the executive from calling upon an acquisition candidate of ours either for his own interest or that of a third party. In the event that Mr. Updyke is terminated without cause, for a good reason event or the expiration of the employment agreement term, however, the non-compete period will end contemporaneously with the termination of Mr. Updyke’s employment. Mr. Thompson’s non-solicitation provisions prevent him from soliciting either our employees or our customers for a period of 12 months following termination.

Additionally, pursuant to the terms of our 2001 and 2007 Stock Incentive Plans (the “Plans”), the Compensation Committee, at its sole discretion, may take action related to and/or make changes to stock options and the related option agreements upon the occurrence of an event that qualifies as a Corporate Change under the Plans (such definition of which is substantially similar to the definition of Change in Control in the employment agreements described above). Such actions and/or changes could include (but are not limited to) (1) acceleration of the vesting of the outstanding, non-vested options; (2) modifications to the number and price of shares subject to the option agreements; and/or (3) the requirement for mandatory cash out of the options (i.e., surrender by an executive of all or some of his outstanding options, whether vested or not, in return for consideration deemed adequate and appropriate based on the specific change in control event). The Compensation Committee also has discretion to make changes to any awards and the related agreements under the 2007 Plan in the event of a change in our outstanding common stock by reason of a recapitalization, a merger, a reorganization or other similar transaction, in order to prevent the dilution or enlargement of rights under the Plans. Such actions and/or changes, if any, may vary among plan participants. As a result of their discretionary nature, these potential changes have not been estimated and are not reflected in the above table.

Risk Assessment Related to Our Compensation Structure

We have reviewed our compensation policies and practices for all employees, including executive officers, and determined that our compensation programs are not reasonably likely to cause behaviors that would have a material adverse effect on the Company. Moreover, we believe that several design features of our compensation programs and policies reduce the likelihood of excessive risk-taking:

•	The program design provides a balanced mix of cash and equity, annual and longer-term incentives, and performance metrics.

•	Our 2009 non-equity incentive compensation plan has a cap.

•	Compliance and ethical behaviors are integral factors considered in all performance assessments.

•	We set the proper ethical and moral expectations through our policies and procedures and provide various mechanisms for reporting issues.

•	We maintain an aggressive internal and external audit program, which enables us to verify that our compensation policies and practices are aligned with expectations.

•	We also perform extensive financial analysis work before entering into new contracts or ventures thus making it more difficult for individuals to act against the Company’s long-term interest by attempting to manipulate earnings results in the short term.

We have determined that, for all employees, our compensation programs do not encourage excessive risk and instead encourage behaviors that support sustainable value creation.

DIRECTOR COMPENSATION

The following table provides compensation information for each individual who served as a member of our Board during the year ended December 31, 2009:

	Fees Earned or	Stock
Name	Paid in Cash	Awards(1)	Total

J. Tim Arnoult	65,000	72,500	137,500
Robert P. Barone	62,698	72,500	135,198
Jorge M. Diaz	54,036	72,500	126,536
Dennis F. Lynch	62,074	72,500	134,574
Michael A.R. Wilson	—	—	—

(1)	In May 2009, the Company granted Messrs. Arnoult, Barone, Diaz and Lynch 25,000 shares of restricted stock each. The grant date fair value of each grant, as computed in accordance with FASB ASC Topic 718, was $72,500. The full fair value of these awards was recognized as compensation expense under FASB ASC Topic 718 during 2009. Messrs. Arnoult, Barone, Diaz and Lynch had no unvested stock awards outstanding as of December 31, 2009.

In 2009, each of our non-employee directors, with the exception of Messrs. Lummis and Wilson, earned a $40,000 annual retainer for their services. Additionally, each non-employee director received an additional $10,000 annual retainer for each committee on which he served during the year and $5,000 for chairing a committee. These amounts were paid on a monthly basis in the form of cash. Additionally, during 2009, Messrs. Arnoult, Barone, Diaz and Lynch were each granted 25,000 shares of restricted stock, the forfeiture restrictions on which lapsed in December 31, 2009. Messrs. Lummis and Wilson have waived their rights to receive payment for services rendered as members of our Board as each of these directors are affiliated with and/or employed by companies that have a significant ownership interest in us. All of our directors are reimbursed for their reasonable expenses in attending Board and committee meetings.

2010 Director Compensation.  The above-described compensation structure that was in place during 2009 will remain in place during 2010. Additionally, on March 3, 2010, the Compensation Committee of our Board approved a restricted stock grant in the amount of 5,988 shares to each of our non-employee directors, with the exception of Messrs. Lummis and Wilson, in return for services to be provided as a director of the Company during 2010. Forfeiture restrictions on the shares lapse on February 15, 2011.

Compensation Committee Interlocks and Insider Participation

During 2009, Fred R. Lummis, Robert P. Barone, Jorge M. Diaz, Dennis F. Lynch and Michael A.R. Wilson served on our Compensation Committee. In March 2009, Mr. Lummis became our interim Chief Executive Officer, at which time he resigned from our Compensation Committee. During 2009, no member of our Compensation Committee served as an executive officer or employee (current or former) while serving on our Compensation Committee, other than a brief period between Mr. Lummis’ appointment as our Interim Chief Executive Officer and his resignation from our Compensation Committee. Additionally, none of our executive officers has served as a director or member of the Compensation Committee of any other entity whose executive officers served as a director or member of our Compensation Committee.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) requires our officers and directors, and persons who own more than 10% of a registered class of our equity securities, to file reports of ownership on Form 3 and changes in ownership on Form 4 or Form 5 with the SEC. Such officers, directors and 10% stockholders are also required by securities laws to furnish us with copies of all Section 16(a) forms they file.

For the fiscal year ended December 31, 2009, to our knowledge and based solely on a review of copies of reports furnished to us or filed with the SEC and written representations from these individuals that no other reports were required, all of our officers, directors and 10% stockholders complied with applicable reporting requirements of Section 16(a).

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information as of December 31, 2009, with respect to the compensation plans under which our common units are authorized for issuance, aggregated as follows:

Number of Securities
	Number of	Weighted-	Remaining Available
	Securities to be	Average Exercise	for Future Issuance
	Issued Upon	Price of	Under Equity
	Exercise of	Outstanding	Compensation Plans
	Outstanding	Options,	(Excluding Securities
	Options, Warrants	Warrants and	Reflected in Column
Plan Category	and Rights	Rights	(a))
	(a)	(b)	(c)

Equity compensation plans approved by security holders(1)	349,500	$7.06	1,302,717
Equity compensation plans not approved by security holders(2)	3,454,271	8.47	—

Total	3,803,771	$8.34	1,302,717

(1)	Represents our 2007 Stock Incentive Plan. For additional information on the terms of this plan, see “Executive Compensation — Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table — Equity Incentive Plans — 2007 Plan.”

(2)	Represents our 2001 Stock Incentive Plan. For additional information on the terms of this plan, see “Executive Compensation — Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table — Equity Incentive Plans — 2001 Plan.”

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information regarding the beneficial ownership of our common stock as of March 15, 2010 for:

•	each person known by us to beneficially own more than 5% of our common stock;

•	each of our directors and director nominees;

•	each of our Named Executive Officers (as such term is defined by the SEC); and

•	all directors and executive officers as a group.

Footnote 1 to the following table provides a brief explanation of what is meant by the term “beneficial ownership.” The number of shares of common stock and the percentages of beneficial ownership are based on 44,845,245 shares of common stock, which are comprised of 41,658,756 shares of common stock outstanding as of March 15, 2010, and 3,186,489 shares of common stock subject to options held by beneficial owners that are exercisable or that will be exercisable within 60 days of March 15, 2010. The amounts presented may not add due to rounding.

To our knowledge and except as indicated in the footnotes to this table and subject to applicable community property laws, the persons named in this table have the sole voting power with respect to all shares of common stock listed as beneficially owned by them.

	Amount and Nature	Percent of Common
Name and Address of Beneficial Owner(1)(2)	of Beneficial Ownership	Stock Beneficially Owned

5% Stockholders:
TA Associates, Inc.(3)	11,556,886	25.8%
TA IX, L.P.(4)	7,148,958	15.9%
TA/Atlantic and Pacific V L.P.(5)	2,859,597	6.4%
TA/Atlantic and Pacific IV L.P.(6)	1,232,709	2.7%
TA Strategic Partners Fund A L.P.(7)	146,417	*
TA Investors II, L.P.(8)	142,954	*
TA Strategic Partners Fund B L.P.(9)	26,251	*
The CapStreet Group, LLC(10)	9,041,074	20.2%
CapStreet II, L.P.(11)	8,091,222	18.0%
CapStreet Parallel II, L.P.(12)	949,852	2.1%
Columbia Wanger Asset Management, L.P.(13)	2,976,000	6.6%
Directors and Named Executive Officers:
Michael A.R. Wilson(14)	11,556,886	25.8%
Fred R. Lummis(15)	9,041,074	20.2%
Michael H. Clinard(16)	1,205,222	2.7%
J. Chris Brewster(17)	756,909	1.7%
Steve Rathgaber(18)	350,000	*
Rick Updyke(19)	313,808	*
Carleton K. “Tres” Thompson, III(20)	179,207	*
Jorge M. Diaz(21)	57,605	*
Robert P. Barone(22)	44,169	*
Dennis F. Lynch(23)	34,863	*
J. Tim Arnoult(24)	29,738	*
G. Patrick Phillips(25)	5,988	*
All directors and executive officers as a group (12 persons)	23,575,469	52.6%

*	Less than 1.0% of our outstanding common stock

(1)	“Beneficial ownership” is a term broadly defined by the SEC in Rule 13d-3 under the Exchange Act and includes more than the typical forms of stock ownership, that is, stock held in the person’s name. The term also includes what is referred to as “indirect ownership”, meaning ownership of shares as to which a person has or shares investment or voting power, or a person who, through a trust or proxy, prevents the person from having beneficial ownership. For the purpose of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares as of March 15, 2010, if that person or group has the right to acquire shares within 60 days after such date.

(2)	The address for each Named Executive Officer and director set forth in the table, unless otherwise indicated, is c/o Cardtronics, Inc., 3250 Briarpark Drive, Suite 400, Houston, Texas 77042. The address of The CapStreet Group, LLC, CapStreet II, L.P., CapStreet Parallel II, L.P., and Mr. Lummis is c/o The CapStreet Group, LLC, 600 Travis Street, Suite 6110, Houston, Texas 77002. The address of TA Associates, Inc., TA IX, L.P., TA/Atlantic and Pacific V L.P., TA/Atlantic and Pacific IV L.P., TA Strategic

Partners Fund A L.P., TA Investors II, L.P., TA Strategic Partners Fund B L.P., and Mr. Wilson is c/o TA Associates, John Hancock Tower, 56th Floor, 200 Clarendon Street, Boston, Massachusetts 02116. The address of Columbia Wanger Asset Management, L.P. is 227 West Monroe Street, Suite 3000, Chicago, Illinois 60606. The address of Mr. Clinard is 3306 Chartreuse Way, Houston, Texas 77082.

(3)	The shares owned by TA Associates, Inc. are owned through its affiliated funds, including TA IX L.P., TA/Atlantic and Pacific IV L.P., TA/Atlantic and Pacific V L.P., TA Strategic Partners Fund A L.P., TA Strategic Partners Fund B L.P., and TA Investors II, L.P., which we collectively refer to as the TA Funds.

(4)	As reported on Schedule 13G dated as of December 31, 2009 and filed with the SEC on February 12, 2010, TA Associates IX LLC. is the general partner of TA IX, L.P., and each may be considered a beneficial owner, with sole voting and dispositive power of the shares listed.

(5)	As reported on Schedule 13G dated as of December 31, 2009 and filed with the SEC on February 12, 2010, TA Associates, Inc. is the general partner of TA Atlantic and Pacific V L.P., and each may be considered a beneficial owner, with sole voting and dispositive power of the shares listed.

(6)	As reported on Schedule 13G dated as of December 31, 2009 and filed with the SEC on February 12, 2010, TA Associates, Inc. is the general partner of TA/Atlantic and Pacific IV L.P., and each may be considered a beneficial owner, with sole voting and dispositive power of the shares listed.

(7)	As reported on Schedule 13G dated as of December 31, 2009 and filed with the SEC on February 12, 2010, TA Associates, Inc. is the general partner of TA Strategic Partners Fund A L.P., and each may be considered a beneficial owner, with sole voting and dispositive power of the shares listed.

(8)	As reported on Schedule 13G dated as of December 31, 2009 and filed with the SEC on February 12, 2010, TA Associates, Inc. is the general partner of TA Investors II, L.P., and each may be considered a beneficial owner, with sole voting and dispositive power of the shares listed.

(9)	As reported on Schedule 13G dated as of December 31, 2009 and filed with the SEC on February 12, 2010, TA Associates, Inc. is the general partner of TA Strategic Partners Fund B L.P., and each may be considered a beneficial owner, with sole voting and dispositive power of the shares listed.

(10)	The shares owned by The CapStreet Group, LLC are owned through its affiliated funds, CapStreet II, L.P. and CapStreet Parallel II, L.P.

(11)	As reported on Schedule 13G/A dated as of December 31, 2008 and filed with the SEC on February 13, 2009, The CapStreet Group, LLC is the general partner of CapStreet GP II, L.P., which is the general partner of CapStreet II, L.P., and each may be considered a beneficial owner, with shared voting and dispositive power of 8,091,222 shares. CapStreet GP II, L.P. has not sold or purchased any additional Cardtronics stock since the February 2009 filing.

(12)	As reported on Schedule 13G/A dated as of December 31, 2008 and filed with the SEC on February 13, 2009, The CapStreet Group, LLC is the general partner of CapStreet Parallel II, L.P., and each may be considered a beneficial owner, with shared voting and dispositive power of 949,852 shares. CapStreet Parallel II, L.P. has not sold or purchased any additional Cardtronics stock since the February 2009 filing.

(13)	As reported on Schedule 13G/A dated as of December 31, 2009 and filed with the SEC on February 9, 2010, Columbia Wanger Asset Management, L.P. is considered a beneficial owner, with sole voting and dispositive power of 2,976,000 shares. The shares reported therein include the shares held by Columbia Acorn Trust, a Massachusetts business trust that is advised by Columbia Wanger Asset Management, L.P. Columbia Acorn Trust holds 6.43% of our shares.

(14)	The shares indicated as being beneficially owned by Michael A.R. Wilson are owned directly by the TA Funds. Mr. Wilson serves as a Managing Director of TA Associates, Inc., the ultimate general partner of the TA Funds. As such, Mr. Wilson may be deemed to have a beneficial ownership of the shares owned by the TA Funds. Mr. Wilson disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein and 22,316 shares of our common stock.

(15)	The shares indicated as being beneficially owned by Fred R. Lummis are owned directly by CapStreet II, L.P. and CapStreet Parallel II, L.P. Mr. Lummis serves as a senior advisor of The CapStreet Group,

LLC, the ultimate general partner of CapStreet II, L.P. and CapStreet Parallel II, L.P. As such, Mr. Lummis may be deemed to have a beneficial ownership of the shares owned by CapStreet II, L.P. and CapStreet Parallel II, L.P. Mr. Lummis disclaims beneficial ownership of such shares.

(16)	Includes 100,280 shares owned directly; 100,500 restricted shares, the forfeiture restrictions on which lapse as to 33,500 shares on each of the three remaining anniversaries of the grant date beginning in June 2010; 100,000 restricted shares, the forfeiture restrictions on which lapse as to 25,000 shares on each of the first four anniversaries of the grant date beginning in January 2011; and 227,986 options that are exercisable within 60 days of March 15, 2010. Also included in the shares indicated as being beneficially owned by Mr. Clinard are 541,164 shares owned by the Ralph Clinard Family Trust and 135,292 shares owned by a trust for the benefit of Mr. Clinard, of which Mr. Clinard is a co-trustee of and has shared voting power of and of which he may be deemed to be the beneficial owner.

(17)	Includes 45,000 shares owned directly; 135,000 restricted shares, the forfeiture restrictions on which lapse as to 45,000 shares on each of the three remaining anniversaries of the grant date beginning in June 2010; 100,000 shares of restricted shares, the forfeiture restrictions on which lapse as to 25,000 shares on each of the first four anniversaries of the grant date beginning in January 2011; and 476,909 options which are exercisable within 60 days of March 15, 2010.

(18)	The shares indicated are restricted shares, the forfeiture restrictions on which lapse as to 87,500 shares on each of the first four anniversaries of the grant date beginning in February 2011.

(19)	Includes 14,710 shares owned directly; 60,000 restricted shares, the forfeiture restrictions on which lapse as to 20,000 shares on each of the three remaining anniversaries of the grant date beginning in June 2010; 100,000 shares of restricted shares, the forfeiture restrictions on which lapse as to 25,000 shares on each of the first four anniversaries of the grant date beginning in January 2011; and 139,098 options which are exercisable within 60 days of March 15, 2010.

(20)	Includes 24,710 shares owned directly; 60,000 restricted shares, the forfeiture restrictions on which lapse as to 20,000 shares on each of the three remaining anniversaries of the grant date beginning in June 2010; and 94,497 options which are exercisable within 60 days of March 15, 2010.

(21)	Includes 23,875 shares owned directly; 5,988 restricted shares, the restrictions on which lapse on February 15, 2011; and 27,742 options that are exercisable within 60 days of March 15, 2010.

(22)	Includes 18,875 shares owned directly; 5,988 restricted shares, the restrictions on which lapse on February 15, 2011; and 19,306 options that are exercisable within 60 days of March 15, 2010.

(23)	Includes 28,875 shares owned directly and 5,988 restricted shares, the restrictions on which lapse on February 15, 2011.

(24)	Includes 23,750 shares owned directly and 5,988 restricted shares, the restrictions on which lapse on February 15, 2011.

(25)	The shares indicated are restricted shares, the forfeiture restrictions on which lapse on February 15, 2011.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Transactions with our Directors and Officers

Jorge M. Diaz, a member of our Board of Directors, is the Division President and Chief Executive Officer of Fiserv Output Solutions, a division of Fiserv, Inc. In 2009, Fiserv provided us with third-party services during the normal course of business, including transaction processing, network hosting, network sponsorship, maintenance, cash management, and cash replenishment. The $23.6 million amount paid to Fiserv represented approximately 6.1% of our total cost of revenues and selling, general, and administrative expenses for the year.

Approval of Related Person Transactions

In the ordinary course of business, we may enter into a related person transaction (as such term is defined by the SEC). The policies and procedures relating to the approval of related person transactions are set forth in our Related Persons Transactions Policy, which we adopted on February 19, 2009 and amended on January 25, 2010. The Audit Committee is charged with the responsibility of reviewing all the material facts related to any such proposed transaction and either to approve or disapprove of the entry into such transaction. Our Related Persons Transaction Policy is available on our website at http://ir.cardtronics.com.

PRINCIPAL ACCOUNTING FEES AND SERVICES

Report of the Audit Committee

Each member of the Audit Committee is an independent director as such term is defined under the current listing requirements. The Audit Committee is governed by an Audit Committee Charter, which complies with the requirements of the Sarbanes-Oxley Act of 2002 and corporate governance rules of NASDAQ. The Audit Committee Charter may be further amended to comply with the rules and regulations of the SEC and NASDAQ listing standards as they continue to evolve. A copy of the Audit Committee Charter is available on our website at http://www.cardtronics.com.

In fulfilling its responsibilities, the Audit Committee has reviewed and discussed the audited consolidated financial statements contained in Cardtronics, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 with Cardtronics, Inc.’s management and independent registered public accounting firm. Management is responsible for the financial statements and the reporting process, including the system of internal controls. The independent registered public accounting firm is responsible for expressing an opinion on the conformity of those audited financial statements with accounting principles generally accepted in the United States.

The Audit Committee discussed with the independent registered public accounting firm their independence from Cardtronics, Inc. and its management including the matters in the written disclosures required by applicable requirements of the Public Accounting Oversight Board regarding the independent auditors’ communications with the Audit Committee concerning independence, and considered the compatibility of non-audit services with the registered public accounting firms’ independence. In addition, the Audit Committee discussed the matters required to be discussed by Statement on Auditing Standards No. 114, “The Auditor’s Communication with Those Charged with Governance.”

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board, and the Board approved, the inclusion of the audited consolidated financial statements in Cardtronics, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 for filing with the SEC.

Respectfully submitted by the Audit Committee of the Board of Directors of Cardtronics, Inc.,

Robert P. Barone (Chairman)
Tim Arnoult
Dennis F. Lynch

Independent Registered Public Accounting Firm Fee Information

Fees for professional services provided by our independent registered public accounting firm, KPMG LLP, in each of the last two fiscal years in each of the following categories were:

	2009	2008
	(In thousands)

Audit Fees	$1,196	$1,288
Audit-Related Fees	27	—
Tax Fees	—	—
All Other Fees	—	—

Total	$1,223	$1,288

Audit fees include fees associated with the annual audit and quarterly review of our financial statements and the separate statutory audits of Bank Machine Ltd. in the United Kingdom and Cardtronics Mexico in Mexico. The audit-related fees in 2009 represent fees paid to KPMG for work performed on a SAS 70 audit of our EFT transaction processing operation. The Audit Committee considers whether the provision of these services is compatible with maintaining the registered public accounting firm’s independence, and has determined such services for fiscal year 2009 were compatible.

No other services were provided by KPMG LLP during the year ended December 31, 2008.

Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services of Independent Registered Public Accounting Firm

Among its other duties, the Audit Committee is responsible for appointing, setting compensation, and overseeing the work of the independent registered public accounting firm. The Audit Committee has established a policy regarding pre-approval of all audit and non-audit services provided by the independent registered public accounting firm. On an as-needed basis, management will communicate specific projects and categories of service for which the advance approval of the Audit Committee is requested. The Audit Committee reviews these requests and advises management if the committee approves the engagement of the independent registered public accounting firm. On a periodic basis, management reports to the Audit Committee regarding the actual spending for such projects and services compared to the approved amounts. The Audit Committee approved 100% of the services provided by KPMG LLP in 2009 and 2008.

SELLING STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock held as of March 15, 2010 by the selling stockholders, the number of shares being offered by this prospectus supplement, and information with respect to shares to be beneficially owned by the selling stockholders subsequent to this offering.

			Shares
	Shares Beneficially Owned		Offered	Shares Beneficially Owned
	Prior to the Offering		Hereby	After the Offering(1)
	Number	Percentage(2)	Number	Number	Percentage(2)

CapStreet II, L.P.	8,091,222	19.4%	2,684,821	5,406,401	13.0%
CapStreet Parallel II, L.P.	949,852	2.3	315,179	634,673	1.5
TA IX, L.P.	7,148,958	17.2	1,855,766	5,293,192	12.7
TA/Atlantic and Pacific V L.P.	2,859,597	6.9	742,310	2,117,287	5.1
TA/Atlantic and Pacific IV L.P.	1,232,709	3.0	319,993	912,716	2.2
TA Strategic Partners Fund A L.P.	146,417	*	38,008	108,409	*
TA Investors II, L.P.	142,954	*	37,109	105,845	*
TA Strategic Partners Fund B L.P.	26,251	*	6,814	19,437	*

*	Less than 1.0% of the outstanding common shares.

(1)	Assumes that the selling stockholder disposes of all the shares of common stock covered by this prospectus (assuming no exercise of the underwriters’ over-allotment) and does not acquire beneficial ownership of any additional shares. The registration of these shares does not necessarily mean that the selling stockholder will sell all or any portion of the shares covered by this prospectus.

(2)	Based on 41,658,756 shares of our common stock outstanding as of March 15, 2010.

Common Stock Issuances to Selling Shareholders.  During 2001, we issued 1,320,898 shares of our common stock to CapStreet II, L.P. and CapStreet Parallel II, L.P. (collectively, “The CapStreet Group”) for an aggregate amount of $132.09. During 2002, we issued an additional 170,439 shares of our common stock to The CapStreet Group for an aggregate amount of $17.04. In February 2005, concurrent with the investment made by TA Associates, Inc. (“TA Associates”) and the issuance of our Series B Redeemable Convertible Preferred Stock (“Series B Stock”) (discussed below), we repurchased 353,878 common shares from The CapStreet Group. In conjunction with our initial public offering in December 2007, the remaining 1,137,459 common shares held by The CapStreet Group converted into the 9,041,074 common shares it holds as of the date of this prospectus.

Series B Redeemable Convertible Preferred Stock Issuances to Selling Shareholders.  In February 2005, we issued 894,568 shares of our Series B Stock to investment funds controlled by TA Associates (the “TA Funds”) for a per share price of $83.8394, resulting in aggregate gross proceeds of $75.0 million. The Series B shares were convertible into the same number of shares of the Company’s common stock, as adjusted for future stock splits and the issuance of dilutive securities. In June 2007, we entered into a letter agreement with the TA Funds pursuant to which the TA Funds agreed to (i) approve our acquisition of the financial service business of 7-Eleven, Inc. and (ii) not transfer or otherwise dispose of any of their shares of Series B Stock during the period beginning on the date thereof and ending on the earlier of the date the acquisition closed (i.e., July 20, 2007) or September 1, 2007. Pursuant to the terms of the letter agreement, we amended the terms of our Series B Stock in order to increase, under certain circumstances, the number of shares of common stock into which the TA Funds’ shares of Series B Stock would be convertible in the event we completed an initial public offering. In December 2007, we completed our initial public offering, and based on the $10.00 per share offering price and the terms of the letter agreement, the 894,568 shares held by the TA Funds converted into 12,259,286 shares of common stock (on a split-adjusted basis).

In connection with our issuance of Series B Convertible Preferred Stock to the TA Funds in February 2005, all our existing stockholders entered into an investors agreement relating to several matters, only the registration rights provision of which survived our initial public offering in December 2007. Pursuant to the investors agreement, CapStreet II, L.P. (on behalf of itself, CapStreet Parallel II, L.P. and permitted transferees thereof) and TA Associates have the right to demand that we file a registration statement with the SEC to register the sale of all or part of the shares of common stock beneficially owned by them. Subject to certain limitations, we are obligated to register these shares upon CapStreet II, L.P.’s or TA Associates’ demand, for which we will be required to pay the registration expenses. In connection with any such demand registration, the stockholders who are parties to the investors agreement may be entitled to include their shares in that registration. In addition, if we propose to register securities for our own account, the stockholders who are parties to the investors agreement may be entitled to include their shares in that registration. All holders of registrable securities, other than The CapStreet Group and TA Associates, elected not to register their securities as part of our registration statement, effective as of March 11, 2010.

Directors Affiliated with Selling Stockholders.  Fred R. Lummis, a senior advisor of The CapStreet Group, LLC, the ultimate general partner of CapStreet II, L.P. and CapStreet Parallel II, L.P., and Michael A.R. Wilson, a Managing Director of TA Associates, Inc., the ultimate general partner of the TA Funds, are members of our Board of Directors. For a description of the beneficial ownership of these individuals see footnotes (14) and (15) to the table under the heading “Security Ownership of Certain Beneficial Owners and Management.”

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS

The following discussion is a summary of material United States federal income and, to a limited extent, estate tax considerations applicable to non-U.S. holders (as defined below) relating to the purchase, ownership and disposition of our common stock, which does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on the Internal Revenue Code of 1986, as amended, or Code, Treasury regulations, rulings and pronouncements of the Internal Revenue Service, or IRS, and judicial decisions as of the date of this prospectus supplement. These authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those described in this discussion. We have not sought any ruling from the IRS with respect to the statements made and conclusions reached in this summary, and there can be no assurance that the IRS will agree with these statements and conclusions.

This summary is addressed only to persons who are non-U.S. holders who hold our common stock as a capital asset (generally, property held for investment). As used in this discussion, “non-U.S. holder” means a beneficial owner of our common stock that for United States federal income tax purposes is not:

•	an individual who is a citizen or resident of the United States;

•	a partnership, or any other entity treated as a partnership for United States federal income tax purposes;

•	a corporation, or any other entity subject to tax as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to United States federal income taxation regardless of its source; or

•	a trust (1) if it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

This summary does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction or the effect of any tax treaty. In addition, this discussion does not address tax considerations that are the result of a holder’s particular circumstances or of special rules, such as those that apply to holders subject to the alternative minimum tax, financial institutions, tax-exempt organizations, insurance companies, dealers or traders in securities or commodities, certain former citizens or former long-term residents of the United States, or persons who will hold our common stock as a position in a hedging transaction, “straddle” or “conversion transaction.” If a partnership (including an entity treated as a partnership for United States federal income tax purposes) holds our common stock, then the United States federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Such a partner is encouraged to consult its tax advisor as to its consequences.

THIS DISCUSSION DOES NOT CONSTITUTE LEGAL ADVICE TO ANY PROSPECTIVE PURCHASER OF OUR COMMON STOCK. INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS TO ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Distributions on Our Common Stock

We do not expect to declare or pay any dividends on our common stock for the foreseeable future. However, if we do make distributions on our common stock, such distributions will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent not paid from our current or accumulated earnings and profits, distributions on our common stock will constitute a return of capital and will be applied against and reduce a holder’s adjusted basis in our common stock, but not below zero, and then the excess, if any, will be treated as gain from the sale of common stock and will be treated as described under “Dispositions of Our Common Stock,” below.

Dividends paid on our common stock to a non-U.S. holder generally will be subject to withholding of United States federal income tax at a 30% rate or a lower rate specified by an applicable treaty. However, dividends that are effectively connected with the conduct of a trade or business within the United States by the non-U.S. holder (and, where a tax treaty applies, are attributable to a United States permanent establishment or fixed base of the non-U.S. holder) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or a lower rate specified by an applicable treaty.

A non-U.S. holder of our common stock that wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will generally be required to complete IRS Form W-8BEN (or valid substitute or successor form) and certify under penalties of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits.

A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS.

Dispositions of Our Common Stock

A non-U.S. holder will generally not be subject to United States federal income tax on any gain realized on the sale, exchange, redemption, retirement or other disposition of our common stock unless:

•	the gain is effectively connected with the conduct of a trade or business in the United States (and, where a tax treaty applies, is attributable to a United States permanent establishment or fixed base of the non-U.S. holder); in these cases, the non-U.S. holder will be subject to tax on the net gain derived from the disposition in the same manner as if the non-U.S. holder were a United States person as defined in the Code, and if the non-U.S. holder is a foreign corporation, it may be subject to the additional “branch profits tax” at a 30% rate or a lower rate specified by an applicable treaty;

•	the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year in which the disposition occurs and certain other conditions are met; in these cases, the individual non-U.S. holder will be subject to a flat 30% tax on the gain derived from the disposition, which tax may be offset by United States source capital losses, even though the individual is not considered a resident of the United States; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes at any time during the shorter of the non-U.S. holder’s holding period for our common stock and the five year period ending on the date of disposition.

We are not currently and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes. If we become a “United States real property holding corporation,” a non-U.S. holder may, in certain circumstances, be subject to United States federal income tax on the disposition of our common stock.

Certain United States Federal Estate Tax Considerations

Our common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for United States federal estate tax purposes) at the time of death will generally be includable in the decedent’s gross estate for United States federal estate tax purposes, and thus may be subject to United States estate tax, unless an applicable treaty provides otherwise.

Information Reporting and Backup Withholding

Dividends paid to a non-U.S. holder may be subject to information reporting and United States backup withholding. We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available under the provisions of an applicable tax treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides. A non-U.S. holder will be exempt from backup withholding if such non-U.S. holder properly provides IRS Form W-8BEN (or valid substitute or successor form) certifying that such stockholder is not a United States person (as defined in the Code) or otherwise establishes an exemption.

The gross proceeds from the disposition of our common stock may be subject to information reporting and backup withholding. If a non-U.S. holder sells its common stock outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to such stockholder outside the United States, then the United States backup withholding and information reporting requirements generally will not apply to that payment. However, United States information reporting will generally apply to a payment of sale proceeds, even if that payment is made outside the United States, if a non-U.S. holder sells our common stock through a non-U.S. office of a broker that has certain relationships with the United States, unless the beneficial owner properly certifies that it is not a United States person or otherwise establishes an exemption. In such circumstances, backup withholding will not apply unless the broker has actual knowledge or reason to know that the seller is not a non-U.S. holder.

If a non-U.S. holder receives payments of the proceeds of a sale of our common stock to or through a United States office of a broker, the payment is subject to both United States backup withholding and information reporting unless such non-U.S. holder properly provides IRS Form W-8BEN (or valid substitute or successor form) certifying that such stockholder is a non-U.S. person or otherwise establishes an exemption.

Backup withholding is not an additional tax. A non-U.S. holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed such stockholder’s United States tax liability, if any, by timely filing a properly completed claim for refund with the IRS.

Recent Legislative Developments Affecting Taxation of Common Stock Held By or Through Foreign Entities

Recently enacted legislation will generally impose a withholding tax of 30 percent on the gross proceeds of a disposition of common stock paid to a foreign financial institution, unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). The legislation will also generally impose a withholding tax of 30 percent on the gross proceeds of a disposition of our common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with the required certification, which will generally require the identification of the direct and indirect U.S. owners of the entity. Finally, subject to the reporting requirements discussed herein, the legislation will impose a withholding tax of 30 percent on dividends paid on our common stock. Under certain circumstances, a non-U.S. holder of our common stock might be eligible for refunds or credits of such taxes. The legislation will be effective for amounts paid after December 31, 2012. Investors are encouraged to consult with their tax advisors regarding the possible implications of this legislation on their investment in our common stock.

UNDERWRITING

The selling stockholders are offering the shares of our common stock described in this prospectus supplement and the accompanying prospectus through the underwriters named below. Piper Jaffray & Co. and UBS Securities LLC are the joint book-running managers of this offering and the representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase, and the selling stockholders have severally agreed to sell to the underwriters, the number of shares of common stock listed next to its name in the following table.

Number of
Underwriters	shares

Piper Jaffray & Co.
UBS Securities LLC
William Blair & Company, L.L.C.
SunTrust Robinson Humphrey, Inc.

Total	6,000,000

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

Our common stock is offered subject to a number of conditions, including:

•	receipt and acceptance of our common stock by the underwriters, and

•	the underwriters’ right to reject orders in whole or in part.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

Over-Allotment Option

The selling stockholders have granted the underwriters an option to buy up to an aggregate of 900,000 of additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus supplement to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

Commissions and Discounts

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $      per share from the public offering price. Sales of shares made outside the US may be made by affiliates of the underwriters. If all the shares are not sold at the public offering price, the representative may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein.

The following table shows the per share and total underwriting discounts and commissions the selling stockholders will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock from the selling stockholders.

	No Exercise	Full Exercise

Per share	$	$
Total	$	$

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $     .

The maximum compensation to be received by any FINRA member or independent broker/dealer will not be greater than 8% for the sale of any securities being offered pursuant to SEC Rule 415.

No Sales of Similar Securities

We and our executive officers and directors and the selling stockholders have entered into lock-up agreements with the underwriters. Under these agreements, we and our executive officers and directors and the selling stockholders agree not to (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or file (or participate in the filing of) a registration statement with the Securities and Exchange Commission (other than any registration statement on Form S-8) in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder (the “Exchange Act”) with respect to, any common stock (other than the common stock to be sold in this offering and securities issued pursuant to employee benefit plans, qualified stock option plans or other employee compensation plans existing on the date hereof) or any other securities of the Company that are substantially similar to common stock, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common stock or any other securities of the Company that are substantially similar to common stock, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing, whether any such transaction is to be settled by delivery of common stock or such other securities, in cash or otherwise or (iii) publicly announce an intention to effect any transaction specified in clause (i) or (ii) except for (a) the registration of the offer and sale of common stock as contemplated by this offering, (b) bona fide gifts, so long as the recipient agrees in writing with the underwriters to be bound by the terms of the lock up agreement, (c) dispositions to partners, members or shareholders, so long as the recipient agrees in writing with the underwriters to be bound by the terms of the lock-up agreement, (d) dispositions to any trust for the direct or indirect benefit of the undersigned and/or the immediate family of the undersigned, so long as that such trust agrees in writing with the underwriters to be bound by the terms of the lock-up agreement, (e) dispositions by the executive officers and directors of the Company of shares of common stock for the purpose of satisfying tax liabilities associated with the vesting or exercise of awards granted pursuant to an equity plan of the Company existing as of the date hereof, provided that such dispositions shall not exceed 50,000 shares of Common Stock in the aggregate, (f) dispositions by an officer of any shares of common stock made under his existing Rule 10b5-1 trading plan, so long as the dispositions do not exceed 200,000 shares of common stock in the aggregate and (g) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, so long as the plan does not provide for the transfer of common stock during the lock-up period. These restrictions will be in effect for a period of 90 days after the date of this prospectus supplement. This 90-day restricted period will be automatically extended if: (a) during the last 18 days of the initial 90-day restricted period, the Company issues an earnings release or material news or a material event relating to the Company occurs; or (b) prior to the expiration of the initial 90-day restricted period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the initial 90-day restricted period, then in each case the initial 90-day restricted period will be automatically extended until the expiration of the 18-day period beginning on the date of the earnings release or the announcement of the material news or material event, as applicable. At any time and without public notice, Piper Jaffray & Co. and UBS Securities LLC, may, in their sole discretion, release some or all of the securities from these lock-up agreements.

Indemnification

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

NASDAQ Stock Market Listing

Our common stock is listed on the NASDAQ Global Market under the symbol “CATM.”

Price Stabilization, Short Positions

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales;

•	purchases to cover positions created by short sales;

•	imposition of penalty bids; and

•	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are short sales made in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the NASDAQ Stock Market, in the over-the-counter market or otherwise.

Affiliations

Certain of the underwriters and their affiliates have in the past provided, are currently providing and may in the future from time to time provide, investment banking and other financing, trading, banking, research, transfer agent and trustee services to the Company or its subsidiaries, for which they have in the past received, and may currently or in the future receive, customary fees and expenses. The parent of one of the underwriters, SunTrust Banks, Inc., partners with the Company under a bank branding arrangement, as described elsewhere in this prospectus supplement.

NOTICE TO INVESTORS

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area, or EEA, which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from, and including, the date on which the Prospectus Directive is implemented in that Relevant Member State the “Relevant Implementation Date”), an offer to the public of our securities which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that, with effect from, and including, the Relevant Implementation Date, an offer to the public in that Relevant Member State of our securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)  to legal entities which are authorized or regulated to operate in the financial markets, or, if not so authorized or regulated, whose corporate purpose is solely to invest in our securities;

(b)  to any legal entity which has two or more of: (1) an average of at least 250 employees during the last (or, in Sweden, the last two) financial year(s); (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last (or, in Sweden, the last two) annual or consolidated accounts; or

(c)  to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for any such offer; or

(d)  in any other circumstances falling within Article 3(2) of the Prospectus Directive provided that no such offer of our securities shall result in a requirement for the publication by us or any underwriter or agent of a prospectus pursuant to Article 3 of the Prospectus Directive.

As used above, the expression “offered to the public” in relation to any of our securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our securities to be offered so as to enable an investor to decide to purchase or subscribe for our securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The EEA selling restriction is in addition to any other selling restrictions set out in this prospectus.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to and is only directed at: (1) persons who are outside the United Kingdom; (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (3) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1)-(3) together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Notice to Prospective Investors in Switzerland

The Prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations (“CO”) and the shares will not be listed on the SIX Swiss Exchange. Therefore, the Prospectus may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

Notice to Prospective Investors in Australia

This offering memorandum is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the securities.

The securities are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the securities has been, or will be, prepared.

This offering memorandum does not constitute an offer in Australia other than to wholesale clients. By submitting an application for our securities, you represent and warrant to us that you are a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this offering memorandum is not a wholesale client, no offer of, or invitation to apply for, our securities shall be deemed to be made to such recipient and no applications for our securities will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our securities you undertake to us that, for a period of 12 months from the date of issue of the securities, you will not transfer any interest in the securities to any person in Australia other than to a wholesale client.

Notice to Prospective Investors in Hong Kong

Our securities may not be offered or sold in Hong Kong, by means of this prospectus or any document other than (i) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (ii) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong). No advertisement, invitation or document relating to our securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

Our securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and our securities will not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan, or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in the Singapore

This document has not been registered as a prospectus with the Monetary Authority of Singapore and in Singapore, the offer and sale of our securities is made pursuant to exemptions provided in sections 274 and 275 of the Securities and Futures Act, Chapter 289 of Singapore (“SFA”). Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our securities may not be circulated or distributed, nor may our securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor as defined in Section 4A of the SFA pursuant to Section 274 of the SFA, (ii) to a relevant person as defined in section 275(2) of the SFA pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with the conditions (if any) set forth in the SFA. Moreover, this document is not a prospectus as defined in the SFA. Accordingly, statutory liability under the SFA in relation to the content of prospectuses would not apply. Prospective investors in Singapore should consider carefully whether an investment in our securities is suitable for them.

Where our securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)  by a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)  for a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 of the SFA, except:

(1)  to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or any person pursuant to an offer that is made on terms that such shares of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

(2)  where no consideration is given for the transfer; or

(3)  where the transfer is by operation of law.

In addition, investors in Singapore should note that the securities acquired by them are subject to resale and transfer restrictions specified under Section 276 of the SFA, and they, therefore, should seek their own legal advice before effecting any resale or transfer of their securities.

LEGAL MATTERS

The validity of our shares of common stock offered in this prospectus will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters will be passed upon for the underwriters by Cleary Gottlieb Steen & Hamilton LLP, New York, New York.

EXPERTS

The consolidated financial statements of Cardtronics, Inc. as of December 31, 2009 and 2008, and for each of the years in the three-year period ended December 31, 2009, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2009 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

PROSPECTUS

CARDTRONICS, INC.

Debt Securities
Common Stock
Guarantees of Debt Securities

We may offer and sell from time to time up to $300,000,000 of the following securities in one or more transactions, classes or series and in amounts, at prices and on terms to be determined by market conditions at the time of our offerings: (1) debt securities, which may be senior debt securities or subordinated debt securities; and (2) common stock, $0.0001 par value. In addition to those securities that we may issue, the selling stockholders may offer and sell up to 20,700,360 shares of our common stock from time to time under this prospectus. We will not receive any proceeds from the sale of common stock by the selling stockholders.

One or more of our subsidiaries may fully and unconditionally guarantee any debt securities that we issue.

We and/or the selling stockholders may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. This prospectus describes the general terms of these securities and the general manner in which we will offer the securities. The specific terms of any securities we and/or the selling stockholders offer will be included in a supplement to this prospectus. The prospectus supplement will also describe the specific manner in which we and/or our selling stockholders will offer the securities.

Investing in our securities involves risks.  You should carefully consider the risk factors described under “Risk Factors” beginning on page 5 of this prospectus and in the applicable prospectus supplement or any of the documents we incorporate by reference before you make an investment in our securities.

Our common stock is traded on The Nasdaq Global Market, or the “Nasdaq,” under the symbol “CATM.” The last reported sales price of our common stock on the Nasdaq on February 17, 2010 was $10.47 per share. We will provide information in the prospectus supplement for the trading market, if any, for any other securities we may offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 11, 2010.

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission, or the “SEC” or “Commission.” In making your investment decision, you should rely only on the information contained in this prospectus, any prospectus supplement and the documents that we incorporate by reference. We have not authorized anyone to provide you with any other information. If you receive any unauthorized information, you must not rely on it. Our business, financial condition, results of operations and prospects may have changed since those dates. We are not making an offer of these securities in any jurisdiction where the offer is not permitted.

You should not assume that the information contained in this prospectus or any prospectus supplement, as well as the information that we have previously filed with the SEC that is incorporated by reference into this prospectus or any prospectus supplement, is accurate as of any date other than the date of such document, regardless of the time of delivery of this prospectus or any supplement to this prospectus or any sales of our securities.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the SEC using a “shelf” registration process. Under this shelf registration process, we may, over time, offer and sell any combination of the securities described in this prospectus in one or more offerings. This prospectus generally describes Cardtronics, Inc. and the securities that we may offer. Each time we sell securities with this prospectus, we will provide you with a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add to, update or change information in this prospectus. Before you invest in our securities, you should carefully read this prospectus and any prospectus supplement and the additional information described under the heading “Documents Incorporated by Reference.” To the extent information in this prospectus is inconsistent with information contained in a prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and any prospectus supplement, together with additional information described under the heading “Documents Incorporated by Reference,” and any additional information that you may need to make your investment decision. Unless the context requires otherwise, all references in this prospectus to “Cardtronics,” “we,” “us” and “our” refer to Cardtronics, Inc. and its subsidiaries.

The selling stockholders also may use the shelf registration statement to sell an aggregate of 20,700,360 shares of our common stock from time to time in the public market. We will not receive any proceeds from the sale of common stock by the selling shareholders. The selling shareholders will deliver a supplement with this prospectus, to the extent appropriate, to update the information contained in this prospectus. The selling stockholders may sell their shares of common stock through any means described in the section entitled “Plan of Distribution.”

We and the selling stockholders have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and the accompanying supplement to this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or the accompanying prospectus supplement. This prospectus and the accompanying prospectus supplement do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus and the accompanying prospectus supplement constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus and the accompanying prospectus supplement is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus and any accompanying prospectus supplement is delivered or securities are sold on a later date.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any documents filed by us with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our filings with the SEC are also available to the public from commercial document retrieval services and at the SEC’s website at http://www.sec.gov.

We also make available free of charge on our Internet website at http://www.cardtronics.com all of the documents that we file with the SEC as soon as reasonably practicable after we electronically file such material with the SEC. Information contained on our website is not incorporated by reference into this prospectus and you should not consider information contained on our website as part of this prospectus.

DOCUMENTS INCORPORATED BY REFERENCE

We “incorporate by reference” information into this prospectus, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained expressly in this prospectus, and the information that we file later with the SEC will automatically supersede this information. You should not assume that the information in this prospectus is current as of any date other than the date on the front page of this prospectus.

We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) (excluding any information furnished and not filed with the SEC), including all such documents that we may file with the SEC after the date of the initial registration statement and prior to the effectiveness of the registration statement, until all offerings under this registration statement are completed:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2008, including information specifically incorporated by reference into our Form 10-K from our definitive proxy statement prepared in connection with the 2009 Annual Meeting of Stockholders held on June 18, 2009;

•	Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009;

•	Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009;

•	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009;

•	Current Report on Form 8-K filed on February 8, 2010;

•	Current Report on Form 8-K filed on January 27, 2010;

•	Current Report on Form 8-K filed on January 22, 2010;

•	Current Report on Form 8-K filed on December 21, 2009;

•	Current Report on Form 8-K filed on August 14, 2009;

•	Current Report on Form 8-K filed on August 4, 2009;

•	Current Report on Form 8-K filed on March 26, 2009;

•	Current Report on Form 8-K filed on March 18, 2009;

•	Current Report on Form 8-K/A filed on March 10, 2009;

•	Current Report on Form 8-K filed on March 6, 2009;

•	Current Report on Form 8-K filed on February 24, 2009;

•	Current Report on Form 8-K/A filed on July 17, 2007; and

•	description of our common stock contained in our registration statement on Form 8-A, filed pursuant to Section 12 of the Exchange Act on December 3, 2007 (Registration No. 001-33864).

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request a copy of any document incorporated by reference in this prospectus and any exhibit specifically incorporated by reference in those documents, at no cost, by writing or telephoning us at the following address or phone number:
Cardtronics, Inc.
Attention: Chief Financial Officer
3250 Briarpark Drive, Suite 400
Houston, Texas 77042
(832) 308-4000

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information in this prospectus, any prospectus supplement and in the documents incorporated by reference includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Exchange Act. The words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could” or other similar expressions are intended to identify forward-looking statements, which are generally not historical in nature. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we currently anticipate. All comments concerning our expectations for future revenues and operating results are based on our forecasts for our existing operations and do not include the potential impact of any future acquisitions. Our forward-looking statements involve significant risks and uncertainties (some of which are beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections.

Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, those summarized below:

•	our financial outlook and the financial outlook of the ATM industry;

•	our ability to expand our bank branding and surcharge-free service offerings;

•	our ability to provide new ATM solutions to financial institutions;

•	our ATM vault cash rental needs, including potential liquidity issues with our vault cash providers;

•	the implementation of our corporate strategy;

•	our ability to compete successfully with our competitors;

•	our financial performance;

•	our ability to strengthen existing customer relationships and reach new customers;

•	our ability to meet the service levels required by our service level agreements with our customers;

•	our ability to pursue and successfully integrate acquisitions;

•	our ability to expand internationally;

•	our ability to prevent security breaches;

•	changes in interest rates, foreign currency rates and regulatory requirements; and

•	the additional risks we are exposed to in our armored courier operations.

The information contained in this prospectus, including the information set forth under the heading “Risk Factors,” identifies factors that could affect our operating results and performance. When considering forward-looking statements, you should keep in mind these factors and other cautionary statements in this prospectus, any prospectus supplement and in the documents incorporated herein and therein by reference. Should one or more of the risks or uncertainties described above or elsewhere in this prospectus, any prospectus supplement or in the documents incorporated by reference occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements. We urge you to carefully consider those factors, as well as factors described in our reports filed from time to time with the SEC and other announcements we make from time to time.

Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made. We undertake no responsibility to publicly release the result of any revision of our forward-looking statements after the date they are made.

CARDTRONICS, INC.

Cardtronics, Inc. is a single-source provider of automated teller machine (“ATM”) solutions. We provide ATM management and equipment-related services (typically under multi-year contracts) to large, nationally-known retail merchants as well as smaller retailers and operators of facilities such as shopping malls and airports. As of December 31, 2009, we operated approximately 33,400 ATMs throughout the United States, the United Kingdom, Mexico, and Puerto Rico, making us the world’s largest non-bank operator of ATMs. Additionally, we operate the largest surcharge-free network of ATMs within the United States (based on the number of participating ATMs) and work with financial institutions to place their logos on our ATM machines, thus providing convenient surcharge-free access to the financial institutions’ customers. Our surcharge-free network, which operates under the Allpoint brand name, has more than 37,000 participating ATMs, including a majority of our ATMs in the United States and all of our ATMs in the United Kingdom. Finally, we provide electronic funds transfer (“EFT”) transaction processing services to our network of ATMs as well as over 1,500 ATMs owned and operated by a third party.

We deploy and operate ATMs under two distinct arrangements with our merchant customers: company-owned and merchant-owned arrangements. Under company-owned arrangements, we provide the ATM and are typically responsible for all aspects of its operation, including transaction processing, procuring cash, supplies, and telecommunications as well as routine and technical maintenance. Under merchant-owned arrangements, a merchant owns the ATM and is usually responsible for providing cash and performing simple maintenance tasks, while we provide more complex maintenance services, transaction processing, and connection to EFT networks. As of December 31, 2009, approximately 68% of our ATMs were company-owned and 32% were merchant-owned. While we may continue to add merchant-owned ATMs to our network as a result of acquisitions and internal sales efforts, our focus for internal growth remains on expanding the number of company-owned ATMs in our network due to the higher margins typically earned and the additional revenue opportunities available to us under company-owned arrangements.

Our revenues are recurring in nature and are primarily derived from ATM surcharge fees, which are paid by cardholders, and interchange fees, which are paid by the cardholder’s financial institution for the use of the applicable EFT network that transmits data between the ATM and the cardholder’s financial institution. We generate additional revenue by branding our ATMs with signage from banks and other financial institutions, resulting in surcharge-free access to our ATMs and added convenience for the banks’ customers as well as increased usage of our ATMs. Our branding arrangements include relationships with leading national financial institutions, including Citibank, N.A., HSBC Bank USA, N.A., JPMorgan Chase Bank, N.A., SunTrust Banks, Inc. and Sovereign Bank. We also generate revenue by collecting fees from financial institutions that participate in our surcharge-free networks, the largest of which is the Allpoint network.

Our principal executive offices are located at 3250 Briarpark Drive, Suite 400, Houston, Texas 77042, and our telephone number is (832) 308-4000.

THE SUBSIDIARY GUARANTORS

One or more of Cardtronics, Inc.’s subsidiaries, whom we refer to as the “subsidiary guarantors” in this prospectus, may fully and unconditionally guarantee our payment obligations under any series of debt securities offered by this prospectus. The prospectus supplement relating to any such series will identify any subsidiary guarantors. Financial information concerning our subsidiary guarantors and any non-guarantor subsidiaries will be included in our consolidated financial statements filed as part of our periodic reports filed pursuant to the Exchange Act to the extent required by the rules and regulations of the SEC.

Additional information concerning our subsidiaries and us is included in reports and other documents incorporated by reference in this prospectus. Please read “Where You Can Find More Information.”

RISK FACTORS

Our business is subject to uncertainties and risks. You should carefully consider and evaluate all of the information included and incorporated by reference in this prospectus, as well as those contained in any applicable prospectus supplement, as the same may be updated from time to time by our future filings with the SEC. Our business, financial condition, liquidity or results of operations could be materially adversely affected by any of these risks. For more information about our SEC filings, please see “Where You Can Find More Information” and “Documents Incorporated by Reference.” See also “Cautionary Statement Regarding Forward-Looking Statements.”

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement, we intend to use the net proceeds from the sale of the securities offered by us under this prospectus and any prospectus supplement for our general corporate purposes, which may include repayment of indebtedness, the financing of capital expenditures, future acquisitions and additions to our working capital.

Our Management will retain broad discretion in the allocation of the net proceeds from the sale(s) of the offered securities. If we elect at the time of issuance of the securities to make a different or more specific use of the proceeds other than as described in this prospectus, the change in use of proceeds will be described in the applicable prospectus supplement.

We will not receive any proceeds from any sale of shares of common stock by the selling stockholders.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of consolidated earnings to fixed charges for the periods presented:

	Nine Months
	Ended
	September 30,		Fiscal Year Ended December 31,
	2009		2008		2007		2006		2005		2004

Ratio of earnings to fixed charges	1.3	x	—	(a)	—	(a)	—	(a)	—	(a)	2.2x

(a)	Earnings before fixed charges were inadequate to cover fixed charges by $71.4 million, $23.4 million, $0.2 million and $3.7 million for the years ended December 31, 2008, 2007, 2006 and 2005, respectively.

For purposes of calculating the ratio of consolidated earnings to fixed charges:

•	“earnings” is the aggregate of the following items: pre-tax income from continuing operations before adjustment for income or loss from equity investees; plus fixed charges; plus amortization of capitalized interest; plus distributed income of equity investees; plus our share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges; less interest capitalized; less preference security dividend requirements of consolidated subsidiaries; and less the noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges; and

•	“fixed charges” means the sum of the following: (1) interest expensed and capitalized, (2) amortized premiums, discounts and capitalized expenses related to indebtedness, (3) an estimate of the interest within rental expense and (4) preference security dividend requirements of consolidated subsidiaries.

DESCRIPTION OF DEBT SECURITIES

The Debt Securities will be either our senior debt securities (“Senior Debt Securities”) or our subordinated debt securities (“Subordinated Debt Securities”). The Senior Debt Securities and the Subordinated Debt Securities will be issued under separate indentures among us, the Subsidiary Guarantors of such Debt Securities, if any, and a trustee to be determined (the “Trustee”). Senior Debt Securities will be issued under a “Senior Indenture” and Subordinated Debt Securities will be issued under a “Subordinated Indenture.” Together, the Senior Indenture and the Subordinated Indenture are called “Indentures.”

The Debt Securities may be issued from time to time in one or more series. The particular terms of each series that are offered by a prospectus supplement will be described in the prospectus supplement.

Unless the Debt Securities are guaranteed by our subsidiaries as described below, the rights of Cardtronics and our creditors, including holders of the Debt Securities, to participate in the assets of any subsidiary upon the latter’s liquidation or reorganization, will be subject to the prior claims of the subsidiary’s creditors, except to the extent that we may ourself be a creditor with recognized claims against such subsidiary.

We have summarized selected provisions of the Indentures below. The summary is not complete. The form of each Indenture has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part, and you should read the Indentures for provisions that may be important to you. Capitalized terms used in the summary have the meanings specified in the Indentures.

General

The Indentures provide that Debt Securities in separate series may be issued thereunder from time to time without limitation as to aggregate principal amount. We may specify a maximum aggregate principal amount for the Debt Securities of any series. We will determine the terms and conditions of the Debt Securities, including the maturity, principal and interest, but those terms must be consistent with the Indenture. The Debt Securities will be our unsecured obligations.

The Subordinated Debt Securities will be subordinated in right of payment to the prior payment in full of all of our Senior Debt (as defined) as described under “— Subordination of Subordinated Debt Securities” and in the prospectus supplement applicable to any Subordinated Debt Securities. If the prospectus supplement so indicates, the Debt Securities will be convertible into our common stock.

If specified in the prospectus supplement respecting a particular series of Debt Securities, one or more subsidiary guarantors identified therein (each a “Subsidiary Guarantor”), will fully and unconditionally guarantee (the “Subsidiary Guarantee”) that series as described under “— Subsidiary Guarantee” and in the prospectus supplement. Each Subsidiary Guarantee will be an unsecured obligation of the Subsidiary Guarantor. A Subsidiary Guarantee of Subordinated Debt Securities will be subordinated to the Senior Debt of the Subsidiary Guarantor on the same basis as the Subordinated Debt Securities are subordinated to our Senior Debt.

The applicable prospectus supplement will set forth the price or prices at which the Debt Securities to be issued will be offered for sale and will describe the following terms of such Debt Securities:

(1) the title of the Debt Securities;

(2) whether the Debt Securities are Senior Debt Securities or Subordinated Debt Securities and, if Subordinated Debt Securities, the related subordination terms;

(3) whether any Subsidiary Guarantor will provide a Subsidiary Guarantee of the Debt Securities;

(4) any limit on the aggregate principal amount of the Debt Securities;

(5) each date on which the principal of the Debt Securities will be payable;

(6) the interest rate that the Debt Securities will bear and the interest payment dates for the Debt Securities;

(7) each place where payments on the Debt Securities will be payable;

(8) any terms upon which the Debt Securities may be redeemed, in whole or in part, at our option;

(9) any sinking fund or other provisions that would obligate us to redeem or otherwise repurchase the Debt Securities;

(10) the portion of the principal amount, if less than all, of the Debt Securities that will be payable upon declaration of acceleration of the Maturity of the Debt Securities;

(11) whether the Debt Securities are defeasible;

(12) any addition to or change in the Events of Default;

(13) whether the Debt Securities are convertible into our common stock and, if so, the terms and conditions upon which conversion will be effected, including the initial conversion price or conversion rate and any adjustments thereto and the conversion period;

(14) any addition to or change in the covenants in the Indenture applicable to the Debt Securities; and

(15) any other terms of the Debt Securities not inconsistent with the provisions of the Indenture.

Debt Securities, including any Debt Securities that provide for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the Maturity thereof (“Original Issue Discount Securities”), may be sold at a substantial discount below their principal amount. Special U.S. federal income tax considerations applicable to Debt Securities sold at an original issue discount may be described in the applicable prospectus supplement. In addition, special U.S. federal income tax or other considerations applicable to any Debt Securities that are denominated in a currency or currency unit other than U.S. dollars may be described in the applicable prospectus supplement.

Subordination of Subordinated Debt Securities

The indebtedness evidenced by the Subordinated Debt Securities will, to the extent set forth in the Subordinated Indenture with respect to each series of Subordinated Debt Securities, be subordinate in right of payment to the prior payment in full of all of our Senior Debt, including the Senior Debt Securities, and it may also be senior in right of payment to all of our Subordinated Debt. The prospectus supplement relating to any Subordinated Debt Securities will summarize the subordination provisions of the Subordinated Indenture applicable to that series including:

•	the applicability and effect of such provisions upon any payment or distribution respecting that series following any liquidation, dissolution or other winding-up, or any assignment for the benefit of creditors or other marshalling of assets or any bankruptcy, insolvency or similar proceedings;

•	the applicability and effect of such provisions in the event of specified defaults with respect to any Senior Debt, including the circumstances under which and the periods during which we will be prohibited from making payments on the Subordinated Debt Securities; and

•	the definition of Senior Debt applicable to the Subordinated Debt Securities of that series and, if the series is issued on a senior subordinated basis, the definition of Subordinated Debt applicable to that series.

The prospectus supplement will also describe as of a recent date the approximate amount of Senior Debt to which the Subordinated Debt Securities of that series will be subordinated.

The failure to make any payment on any of the Subordinated Debt Securities by reason of the subordination provisions of the Subordinated Indenture described in the prospectus supplement will not be construed as preventing the occurrence of an Event of Default with respect to the Subordinated Debt Securities arising from any such failure to make payment.

The subordination provisions described above will not be applicable to payments in respect of the Subordinated Debt Securities from a defeasance trust established in connection with any legal defeasance or covenant defeasance of the Subordinated Debt Securities as described under “— Legal Defeasance and Covenant Defeasance.”

Subsidiary Guarantee

If specified in the prospectus supplement, one or more of the Subsidiary Guarantors will guarantee the Debt Securities of a series. Unless otherwise indicated in the prospectus supplement, the following provisions will apply to the Subsidiary Guarantee of the Subsidiary Guarantor.

Subject to the limitations described below and in the prospectus supplement, one or more of the Subsidiary Guarantors will jointly and severally, fully and unconditionally guarantee the punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all our payment obligations under the Indentures and the Debt Securities of a series, whether for principal of, premium, if any, or interest on the Debt Securities or otherwise (all such obligations guaranteed by a Subsidiary Guarantor being herein called the “Guaranteed Obligations”). The Subsidiary Guarantors will also pay all expenses (including reasonable counsel fees and expenses) incurred by the applicable Trustee in enforcing any rights under a Subsidiary Guarantee with respect to a Subsidiary Guarantor.

In the case of Subordinated Debt Securities, a Subsidiary Guarantor’s Subsidiary Guarantee will be subordinated in right of payment to the Senior Debt of such Subsidiary Guarantor on the same basis as the Subordinated Debt Securities are subordinated to our Senior Debt. No payment will be made by any Subsidiary Guarantor under its Subsidiary Guarantee during any period in which payments by us on the Subordinated Debt Securities are suspended by the subordination provisions of the Subordinated Indenture.

Each Subsidiary Guarantee will be limited in amount to an amount not to exceed the maximum amount that can be guaranteed by the Subsidiary Guarantor without rendering such Subsidiary Guarantee voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

Each Subsidiary Guarantee will be a continuing guarantee and will:

(1) remain in full force and effect until either (a) payment in full of all the applicable Debt Securities (or such Debt Securities are otherwise satisfied and discharged in accordance with the provisions of the applicable Indenture) or (b) released as described in the following paragraph;

(2) be binding upon each Subsidiary Guarantor; and

(3) inure to the benefit of and be enforceable by the applicable Trustee, the Holders and their successors, transferees and assigns.

In the event that (a) a Subsidiary Guarantor ceases to be a Subsidiary, (b) either legal defeasance or covenant defeasance occurs with respect to the series or (c) all or substantially all of the assets or all of the Capital Stock of such Subsidiary Guarantor is sold, including by way of sale, merger, consolidation or otherwise, such Subsidiary Guarantor will be released and discharged of its obligations under its Subsidiary Guarantee without any further action required on the part of the Trustee or any Holder, and no other person acquiring or owning the assets or Capital Stock of such Subsidiary Guarantor will be required to enter into a Subsidiary Guarantee. In addition, the prospectus supplement may specify additional circumstances under which a Subsidiary Guarantor can be released from its Subsidiary Guarantee.

Form, Exchange and Transfer

The Debt Securities of each series will be issuable only in fully registered form, without coupons, and, unless otherwise specified in the applicable prospectus supplement, only in denominations of $1,000 and integral multiples thereof.

At the option of the Holder, subject to the terms of the applicable Indenture and the limitations applicable to Global Securities, Debt Securities of each series will be exchangeable for other Debt Securities of the same series of any authorized denomination and of a like tenor and aggregate principal amount.

Subject to the terms of the applicable Indenture and the limitations applicable to Global Securities, Debt Securities may be presented for exchange as provided above or for registration of transfer (duly endorsed or with the form of transfer endorsed thereon duly executed) at the office of the Security Registrar or at the office of any transfer agent designated by us for such purpose. No service charge will be made for any registration of transfer or exchange of Debt Securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in that connection. Such transfer or exchange will be effected upon the Security Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Security Registrar and any other transfer agent initially designated by us for any Debt Securities will be named in the applicable prospectus supplement. We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that we will be required to maintain a transfer agent in each Place of Payment for the Debt Securities of each series.

If the Debt Securities of any series (or of any series and specified tenor) are to be redeemed in part, we will not be required to (1) issue, register the transfer of or exchange any Debt Security of that series (or of that series and specified tenor, as the case may be) during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any such Debt Security that may be selected for redemption and ending at the close of business on the day of such mailing or (2) register the transfer of or exchange any Debt Security so selected for redemption, in whole or in part, except the unredeemed portion of any such Debt Security being redeemed in part.

Global Securities

Some or all of the Debt Securities of any series may be represented, in whole or in part, by one or more Global Securities that will have an aggregate principal amount equal to that of the Debt Securities they represent. Each Global Security will be registered in the name of a Depositary or its nominee identified in the applicable prospectus supplement, will be deposited with such Depositary or nominee or its custodian and will bear a legend regarding the restrictions on exchanges and registration of transfer thereof referred to below and any such other matters as may be provided for pursuant to the applicable Indenture.

Notwithstanding any provision of the Indentures or any Debt Security described in this prospectus, no Global Security may be exchanged in whole or in part for Debt Securities registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any Person other than the Depositary for such Global Security or any nominee of such Depositary unless:

(1) the Depositary has notified us that it is unwilling or unable to continue as Depositary for such Global Security or has ceased to be qualified to act as such as required by the applicable Indenture, and in either case we fail to appoint a successor Depositary within 90 days;

(2) an Event of Default with respect to the Debt Securities represented by such Global Security has occurred and is continuing and the Trustee has received a written request from the Depositary to issue certificated Debt Securities;

(3) subject to the rules of the Depositary, we shall have elected to terminate the book-entry system through the Depositary; or

(4) other circumstances exist, in addition to or in lieu of those described above, as may be described in the applicable prospectus supplement.

All certificated Debt Securities issued in exchange for a Global Security or any portion thereof will be registered in such names as the Depositary may direct.

As long as the Depositary, or its nominee, is the registered holder of a Global Security, the Depositary or such nominee, as the case may be, will be considered the sole owner and Holder of such Global Security and the Debt Securities that it represents for all purposes under the Debt Securities and the applicable Indenture. Except in the limited circumstances referred to above, owners of beneficial interests in a Global Security will not be entitled to have such Global Security or any Debt Securities that it represents registered in their names, will not receive or be entitled to receive physical delivery of certificated Debt Securities in exchange for those interests and will not be considered to be the owners or Holders of such Global Security or any Debt Securities that is represents for any purpose under the Debt Securities or the applicable Indenture. All payments on a Global Security will be made to the Depositary or its nominee, as the case may be, as the Holder of the security. The laws of some jurisdictions may require that some purchasers of Debt Securities take physical delivery of such Debt Securities in certificated form. These laws may impair the ability to transfer beneficial interests in a Global Security.

Ownership of beneficial interests in a Global Security will be limited to institutions that have accounts with the Depositary or its nominee (“participants”) and to persons that may hold beneficial interests through participants. In connection with the issuance of any Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of Debt Securities represented by the Global Security to the accounts of its participants. Ownership of beneficial interests in a Global Security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to participants’ interests) or any such participant (with respect to interests of Persons held by such participants on their behalf). Payments, transfers, exchanges and other matters relating to beneficial interests in a Global Security may be subject to various policies and procedures adopted by the Depositary from time to time. None of us, the Subsidiary Guarantors, the Trustees or the agents of us, the Subsidiary Guarantors or the Trustees will have any responsibility or liability for any aspect of the Depositary’s or any participant’s records relating to, or for payments made on account of, beneficial interests in a Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

Payment and Paying Agents

Unless otherwise indicated in the applicable prospectus supplement, payment of interest on a Debt Security on any Interest Payment Date will be made to the Person in whose name such Debt Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest.

Unless otherwise indicated in the applicable prospectus supplement, principal of and any premium and interest on the Debt Securities of a particular series will be payable at the office of such Paying Agent or Paying Agents as we may designate for such purpose from time to time, except that at our option payment of any interest on Debt Securities in certificated form may be made by check mailed to the address of the Person entitled thereto as such address appears in the Security Register. Unless otherwise indicated in the applicable prospectus supplement, the corporate trust office of the Trustee under the Senior Indenture in The City of New York will be designated as sole Paying Agent for payments with respect to Senior Debt Securities of each series, and the corporate trust office of the Trustee under the Subordinated Indenture in The City of New York will be designated as the sole Paying Agent for payment with respect to Subordinated Debt Securities of each series. Any other Paying Agents initially designated by us for the Debt Securities of a particular series will be named in the applicable prospectus supplement. We may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that we will be required to maintain a Paying Agent in each Place of Payment for the Debt Securities of a particular series.

All money paid by us to a Paying Agent for the payment of the principal of or any premium or interest on any Debt Security which remains unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to us, and the Holder of such Debt Security thereafter may look only to us for payment.

Consolidation, Merger and Sale of Assets

Unless otherwise specified in the prospectus supplement, we may not consolidate with or merge into, or transfer, lease or otherwise dispose of all or substantially all of our assets to, any Person (a “successor Person”), and may not permit any Person to consolidate with or merge into us, unless:

(1) the successor Person (if not us) is a corporation, partnership, trust or other entity organized and validly existing under the laws of any domestic jurisdiction and assumes our obligations on the Debt Securities and under the Indentures;

(2) immediately before and after giving pro forma effect to the transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, has occurred and is continuing; and

(3) several other conditions, including any additional conditions with respect to any particular Debt Securities specified in the applicable prospectus supplement, are met.

The successor Person (if not us) will be substituted for us under the applicable Indenture with the same effect as if it had been an original party to such Indenture, and, except in the case of a lease, we will be relieved from any further obligations under such Indenture and the Debt Securities.

Events of Default

Unless otherwise specified in the prospectus supplement, each of the following will constitute an Event of Default under the applicable Indenture with respect to Debt Securities of any series:

(1) failure to pay principal of or any premium on any Debt Security of that series when due, whether or not, in the case of Subordinated Debt Securities, such payment is prohibited by the subordination provisions of the Subordinated Indenture;

(2) failure to pay any interest on any Debt Securities of that series when due, continued for 30 days, whether or not, in the case of Subordinated Debt Securities, such payment is prohibited by the subordination provisions of the Subordinated Indenture;

(3) failure to deposit any sinking fund payment, when due, in respect of any Debt Security of that series, whether or not, in the case of Subordinated Debt Securities, such deposit is prohibited by the subordination provisions of the Subordinated Indenture;

(4) failure to perform or comply with the provisions described under “— Consolidation, Merger and Sale of Assets”;

(5) failure to perform any of our other covenants in such Indenture (other than a covenant included in such Indenture solely for the benefit of a series other than that series), continued for 60 days after written notice has been given by the applicable Trustee, or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series, as provided in such Indenture;

(6) any Debt of ourself, any Significant Subsidiary or, if a Subsidiary Guarantor has guaranteed the series, such Subsidiary Guarantor, is not paid within any applicable grace period after final maturity or is accelerated by its holders because of a default and the total amount of such Debt unpaid or accelerated exceeds $20.0 million;

(7) any judgment or decree for the payment of money in excess of $20.0 million is entered against us, any Significant Subsidiary or, if a Subsidiary Guarantor has guaranteed the series, such Subsidiary Guarantor, remains outstanding for a period of 60 consecutive days following entry of such judgment and is not discharged, waived or stayed;

(8) certain events of bankruptcy, insolvency or reorganization affecting us, any Significant Subsidiary or, if a Subsidiary Guarantor has guaranteed the series, such Subsidiary Guarantor; and

(9) if any Subsidiary Guarantor has guaranteed such series, the Subsidiary Guarantee of any such Subsidiary Guarantor is held by a final non-appealable order or judgment of a court of competent jurisdiction to be unenforceable or invalid or ceases for any reason to be in full force and effect (other than in accordance with the terms of the applicable Indenture) or any Subsidiary Guarantor or any Person acting on behalf of any Subsidiary Guarantor denies or disaffirms such Subsidiary Guarantor’s obligations under its Subsidiary Guarantee (other than by reason of a release of such Subsidiary Guarantor from its Subsidiary Guarantee in accordance with the terms of the applicable Indenture).

If an Event of Default (other than an Event of Default with respect to Cardtronics, Inc. described in clause (8) above) with respect to the Debt Securities of any series at the time Outstanding occurs and is continuing, either the applicable Trustee or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series by notice as provided in the Indenture may declare the principal amount of the Debt Securities of that series (or, in the case of any Debt Security that is an Original Issue Discount Debt Security, such portion of the principal amount of such Debt Security as may be specified in the terms of such Debt Security) to be due and payable immediately, together with any accrued and unpaid interest thereon. If an Event of Default with respect to Cardtronics, Inc. described in clause (8) above with respect to the Debt Securities of any series at the time Outstanding occurs, the principal amount of all the Debt Securities of that series (or, in the case of any such Original Issue Discount Security, such specified amount) will automatically, and without any action by the applicable Trustee or any Holder, become immediately due and payable, together with any accrued and unpaid interest thereon. After any such acceleration and its consequences, but before a judgment or decree based on acceleration, the Holders of a majority in principal amount of the Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration if all Events of Default with respect to that series, other than the non-payment of accelerated principal (or other specified amount), have been cured or waived as provided in the applicable Indenture. For information as to waiver of defaults, please read “— Modification and Waiver” below.

Subject to the provisions of the Indentures relating to the duties of the Trustees in case an Event of Default has occurred and is continuing, no Trustee will be under any obligation to exercise any of its rights or powers under the applicable Indenture at the request or direction of any of the Holders, unless such Holders have offered to such Trustee reasonable security or indemnity. Subject to such provisions for the indemnification of the Trustees, the Holders of a majority in principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of that series.

No Holder of a Debt Security of any series will have any right to institute any proceeding with respect to the applicable Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless:

(1) such Holder has previously given to the Trustee under the applicable Indenture written notice of a continuing Event of Default with respect to the Debt Securities of that series;

(2) the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series have made written request, and such Holder or Holders have offered reasonable security or indemnity, to the Trustee to institute such proceeding as trustee; and

(3) the Trustee has failed to institute such proceeding, and has not received from the Holders of a majority in principal amount of the Outstanding Debt Securities of that series a direction inconsistent with such request, within 60 days after such notice, request and offer.

However, such limitations do not apply to a suit instituted by a Holder of a Debt Security for the enforcement of payment of the principal of or any premium or interest on such Debt Security on or after the applicable due date specified in such Debt Security or, if applicable, to convert such Debt Security.

We will be required to furnish to each Trustee annually a statement by certain of our officers as to whether or not we, to their knowledge, are in default in the performance or observance of any of the terms, provisions and conditions of the applicable Indenture and, if so, specifying all such known defaults.

Modification and Waiver

We may modify or amend an Indenture without the consent of any holders of the Debt Securities in certain circumstances, including:

(1) to evidence the succession under the Indenture of another Person to us or any Subsidiary Guarantor and to provide for its assumption of our or such Subsidiary Guarantor’s obligations to holders of Debt Securities;

(2) to make any changes that would add any additional covenants of us or the Subsidiary Guarantors for the benefit of the holders of Debt Securities or that do not adversely affect the rights under the Indenture of the Holders of Debt Securities in any material respect;

(3) to add any additional Events of Default;

(4) to provide for uncertificated notes in addition to or in place of certificated notes;

(5) to secure the Debt Securities;

(6) to establish the form or terms of any series of Debt Securities;

(7) to evidence and provide for the acceptance of appointment under the Indenture of a successor Trustee;

(8) to cure any ambiguity, defect or inconsistency;

(9) to add Subsidiary Guarantors; or

(10) in the case of any Subordinated Debt Security, to make any change in the subordination provisions that limits or terminates the benefits applicable to any Holder of Senior Debt.

Other modifications and amendments of an Indenture may be made by us, the Subsidiary Guarantors, if applicable, and the applicable Trustee with the consent of the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby:

(1) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Debt Security;

(2) reduce the principal amount of, or any premium or interest on, any Debt Security;

(3) reduce the amount of principal of an Original Issue Discount Security or any other Debt Security payable upon acceleration of the Maturity thereof;

(4) change the place or currency of payment of principal of, or any premium or interest on, any Debt Security;

(5) impair the right to institute suit for the enforcement of any payment due on or any conversion right with respect to any Debt Security;

(6) modify the subordination provisions in the case of Subordinated Debt Securities, or modify any conversion provisions, in either case in a manner adverse to the Holders of the Subordinated Debt Securities;

(7) except as provided in the applicable Indenture, release the Subsidiary Guarantee of a Subsidiary Guarantor;

(8) reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of whose Holders is required for modification or amendment of the Indenture;

(9) reduce the percentage in principal amount of Outstanding Debt Securities of any series necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults;

(10) modify such provisions with respect to modification, amendment or waiver; or

(11) following the making of an offer to purchase Debt Securities from any Holder that has been made pursuant to a covenant in such Indenture, modify such covenant in a manner adverse to such Holder.

The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series may waive compliance by us with certain restrictive provisions of the applicable Indenture. The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series may waive any past default under the applicable Indenture, except a default in the payment of principal, premium or interest and certain covenants and provisions of the Indenture which cannot be amended without the consent of the Holder of each Outstanding Debt Security of such series.

Each of the Indentures provides that in determining whether the Holders of the requisite principal amount of the Outstanding Debt Securities have given or taken any direction, notice, consent, waiver or other action under such Indenture as of any date:

(1) the principal amount of an Original Issue Discount Security that will be deemed to be Outstanding will be the amount of the principal that would be due and payable as of such date upon acceleration of maturity to such date;

(2) if, as of such date, the principal amount payable at the Stated Maturity of a Debt Security is not determinable (for example, because it is based on an index), the principal amount of such Debt Security deemed to be Outstanding as of such date will be an amount determined in the manner prescribed for such Debt Security;

(3) the principal amount of a Debt Security denominated in one or more foreign currencies or currency units that will be deemed to be Outstanding will be the United States-dollar equivalent, determined as of such date in the manner prescribed for such Debt Security, of the principal amount of such Debt Security (or, in the case of a Debt Security described in clause (1) or (2) above, of the amount described in such clause); and

(4) certain Debt Securities, including those owned by us, any Subsidiary Guarantor or any of our other Affiliates, will not be deemed to be Outstanding.

Except in certain limited circumstances, we will be entitled to set any day as a record date for the purpose of determining the Holders of Outstanding Debt Securities of any series entitled to give or take any direction, notice, consent, waiver or other action under the applicable Indenture, in the manner and subject to the limitations provided in the Indenture. In certain limited circumstances, the Trustee will be entitled to set a record date for action by Holders. If a record date is set for any action to be taken by Holders of a particular series, only persons who are Holders of Outstanding Debt Securities of that series on the record date may take such action. To be effective, such action must be taken by Holders of the requisite principal amount of such Debt Securities within a specified period following the record date. For any particular record date, this period will be 180 days or such other period as may be specified by us (or the Trustee, if it set the record date), and may be shortened or lengthened (but not beyond 180 days) from time to time.

Satisfaction and Discharge

Each Indenture will be discharged and will cease to be of further effect as to all outstanding Debt Securities of any series issued thereunder, when:

either:

(1) (a) all outstanding Debt Securities of that series that have been authenticated (except lost, stolen or destroyed Debt Securities that have been replaced or paid and Debt Securities for whose payment money has theretofore been deposited in trust and thereafter repaid to us) have been delivered to the Trustee for cancellation; or

(b) all outstanding Debt Securities of that series that have been not delivered to the Trustee for cancellation have become due and payable or will become due and payable at their Stated Maturity within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee and in any case we have irrevocably deposited with the Trustee as trust funds money in an amount sufficient, without consideration of any reinvestment of interest, to pay the entire indebtedness of such Debt Securities not delivered to the Trustee for cancellation, for principal, premium, if any, and accrued interest to the Stated Maturity or redemption date;

(2) we have paid or caused to be paid all other sums payable by us under the Indenture with respect to the Debt Securities of that series; and

(3) we have delivered an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge of the Indenture with respect to the Debt Securities of that series have been satisfied.

Legal Defeasance and Covenant Defeasance

To the extent indicated in the applicable prospectus supplement, we may elect, at our option at any time, to have our obligations discharged under provisions relating to defeasance and discharge of indebtedness, which we call “legal defeasance,” or relating to defeasance of certain restrictive covenants applied to the Debt Securities of any series, or to any specified part of a series, which we call “covenant defeasance.”

Legal Defeasance

The Indentures provide that, upon our exercise of our option (if any) to have the legal defeasance provisions applied to any series of Debt Securities, we and, if applicable, each Subsidiary Guarantor will be discharged from all our obligations, and, if such Debt Securities are Subordinated Debt Securities, the provisions of the Subordinated Indenture relating to subordination will cease to be effective, with respect to such Debt Securities (except for certain obligations to convert, exchange or register the transfer of Debt Securities, to replace stolen, lost or mutilated Debt Securities, to maintain paying agencies and to hold moneys for payment in trust) upon the deposit in trust for the benefit of the Holders of such Debt Securities of money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient (in the opinion of a nationally recognized firm of independent public accountants) to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Maturities in accordance with the terms of the applicable Indenture and such Debt Securities. Such defeasance or discharge may occur only if, among other things:

(1) we have delivered to the applicable Trustee an Opinion of Counsel to the effect that we have received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and legal defeasance and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and legal defeasance were not to occur;

(2) no Event of Default or event that with the passing of time or the giving of notice, or both, shall constitute an Event of Default shall have occurred and be continuing at the time of such deposit or, with respect to any Event of Default described in clause (8) under “— Events of Default,” at any time until 121 days after such deposit;

(3) such deposit and legal defeasance will not result in a breach or violation of, or constitute a default under, any agreement or instrument (other than the applicable Indenture) to which we are a party or by which we are bound;

(4) in the case of Subordinated Debt Securities, at the time of such deposit, no default in the payment of all or a portion of principal of (or premium, if any) or interest on any Senior Debt shall have occurred and be continuing, no event of default shall have resulted in the acceleration of any Senior Debt and no other event of default with respect to any Senior Debt shall have occurred and be continuing permitting after notice or the lapse of time, or both, the acceleration thereof; and

(5) we have delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the Investment Company Act of 1940.

Covenant Defeasance

The Indentures provide that, upon our exercise of our option (if any) to have the covenant defeasance provisions applied to any Debt Securities, we may fail to comply with certain restrictive covenants (but not with respect to conversion, if applicable), including those that may be described in the applicable prospectus supplement, and the occurrence of certain Events of Default, which are described above in clause (5) (with respect to such restrictive covenants) and clauses (6), (7) and (9) under “Events of Default” and any that may be described in the applicable prospectus supplement, will not be deemed to either be or result in an Event of Default and, if such Debt Securities are Subordinated Debt Securities, the provisions of the Subordinated Indenture relating to subordination will cease to be effective, in each case with respect to such Debt Securities. In order to exercise such option, we must deposit, in trust for the benefit of the Holders of such Debt Securities, money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient (in the opinion of a nationally recognized firm of independent public accountants) to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Maturities in accordance with the terms of the applicable Indenture and such Debt Securities. Such covenant defeasance may occur only if we have delivered to the applicable Trustee an Opinion of Counsel to the effect that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and covenant defeasance and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and covenant defeasance were not to occur, and the requirements set forth in clauses (2), (3), (4) and (5) above are satisfied. If we exercise this option with respect to any series of Debt Securities and such Debt Securities were declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations so deposited in trust would be sufficient to pay amounts due on such Debt Securities at the time of their respective Stated Maturities but may not be sufficient to pay amounts due on such Debt Securities upon any acceleration resulting from such Event of Default. In such case, we would remain liable for such payments.

If we exercise either our legal defeasance or covenant defeasance option, any Subsidiary Guarantee will terminate.

Notices

Notices to Holders of Debt Securities will be given by mail to the addresses of such Holders as they may appear in the Security Register.

Title

We, the Subsidiary Guarantors, the Trustees and any agent of us, the Subsidiary Guarantors or a Trustee may treat the Person in whose name a Debt Security is registered as the absolute owner of the Debt Security (whether or not such Debt Security may be overdue) for the purpose of making payment and for all other purposes.

Governing Law

The Indentures and the Debt Securities will be governed by, and construed in accordance with, the law of the State of New York.

The Trustee

We will enter into the Indentures with a Trustee that is qualified to act under the Trust Indenture Act of 1939, as amended, and with any other Trustees chosen by us and appointed in a supplemental indenture for a particular series of Debt Securities. We may maintain a banking relationship in the ordinary course of business with our Trustee and one or more of its affiliates.

Resignation or Removal of Trustee

If the Trustee has or acquires a conflicting interest within the meaning of the Trust Indenture Act, the Trustee must either eliminate its conflicting interest or resign, to the extent and in the manner provided by, and subject to the provisions of, the Trust Indenture Act and the applicable Indenture. Any resignation will require the appointment of a successor Trustee under the applicable Indenture in accordance with the terms and conditions of such Indenture.

The Trustee may resign or be removed by us with respect to one or more series of Debt Securities and a successor Trustee may be appointed to act with respect to any such series. The holders of a majority in aggregate principal amount of the Debt Securities of any series may remove the Trustee with respect to the Debt Securities of such series.

Limitations on Trustee if It Is Our Creditor

Each Indenture will contain certain limitations on the right of the Trustee, in the event that it becomes our creditor, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise.

Certificates and Opinions to Be Furnished to Trustee

Each Indenture will provide that, in addition to other certificates or opinions that may be specifically required by other provisions of an Indenture, every application by us for action by the Trustee must be accompanied by an Officers’ Certificate and an Opinion of Counsel stating that, in the opinion of the signers, all conditions precedent to such action have been complied with by us.

DESCRIPTION OF COMMON STOCK

Our authorized capital stock is 135,000,000 shares. Those shares consist of: (1) 10,000,000 shares of preferred stock, par value $0.0001 per share, none of which are outstanding; and (2) 125,000,000 shares of common stock, par value $0.0001 per share, of which 41,609,532 shares were outstanding as of February 12, 2010.

This section describes the general terms of our common stock. For more detailed information, you should refer to our Third Amended and Restated Certificate of Incorporation and our Second Amended and Restated Bylaws, copies of which have been filed with the SEC.

Listing

Our outstanding shares of common stock are listed on The Nasdaq Global Market under the symbol “CATM.” Any additional shares of common stock that we issue also will be listed on The Nasdaq Global Market.

Dividends

Subject to the rights of any then outstanding shares of preferred stock that we may issue, the holders of our common stock may receive such dividends as our board of directors may declare in its discretion out of legally available funds.

Fully Paid

All outstanding shares of common stock are fully paid and non-assessable. Any additional shares of common stock that we issue will also be fully paid and non-assessable.

Voting Rights

Subject to any special voting rights of any series of preferred stock that we may issue in the future, the holders of our common stock may vote one vote for each share held in the election of directors and on all other matters voted upon by our stockholders. Under our bylaws, unless otherwise required by Delaware law, action by our stockholders is taken by the affirmative vote of the holders of a majority of the votes cast, except for elections, which are determined by a plurality of the votes cast, at a meeting of stockholders at which a quorum is present. Holders of common stock may not cumulate their votes in the elections of directors.

Other Rights

We will notify common stockholders of any stockholders’ meetings according to applicable law. If we liquidate, dissolve or wind-up our business, either voluntarily or not, holders of our common stock will share equally in our net assets upon liquidation after payment or provision for all liabilities and any preferential liquidation rights of any preferred stock then outstanding. The holders of common stock have no preemptive rights to purchase shares of our common stock. Shares of common stock are not subject to any redemption or sinking fund provisions and are not convertible into any of our other securities.

Anti-Takeover Provisions

Certain provisions in our certificate of incorporation and bylaws may encourage persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the board of directors rather than pursue non-negotiated takeover attempts.

Classified Board of Directors and Limitations on Removal of Directors

Our board of directors is divided into three classes. The directors of each class are elected for three-year terms, and the terms of the three classes are staggered so that directors from a single class are elected at each annual meeting of stockholders. Stockholders may remove a director only for cause and only by the affirmative vote of the holders of at least 66 2/3% of the voting power of the then outstanding capital stock of Cardtronics entitled to vote generally in the election of directors, voting together as a single class. In general, our board of directors, not the stockholders, has the right to appoint persons to fill vacancies on the board of directors.

No Stockholder Action by Unanimous Consent

Under the Delaware General Corporation Law, unless a company’s certificate of incorporation specifies otherwise, any action that could be taken by stockholders at an annual or special meeting may be taken, instead, without a meeting and without notice to or a vote of other stockholders if a consent in writing is signed by holders of outstanding stock having voting power that would be sufficient to take such action at a meeting at which all outstanding shares were present and voted. Our certificate of incorporation and bylaws provide that any action required or permitted to be taken by stockholders must be taken at an annual or special meeting of such stockholders and may not be taken by any consent in writing of such stockholders.

Blank Check Preferred Stock

Our certificate of incorporation authorizes the issuance of blank check preferred stock from time to time in one or more series. The board of directors can set the powers, voting powers, designations, preferences and relative, participating, optional or other rights, if any, of each series of preferred stock and the qualifications, limitations or restrictions, if any, of such preferences and/or rights relating to such preferred stock and could issue such stock in either private or public transactions. In some circumstances, the blank check preferred stock could be issued and have the effect of preventing a merger, tender offer or other takeover attempt that the board of directors opposes.

Business Combinations Under Delaware Law

We are a Delaware corporation and are subject to Section 203 of the Delaware General Corporation Law. Section 203 prevents a person who, together with any affiliates or associates of such person, beneficially owns, directly or indirectly, 15% or more of our outstanding voting stock (an “interested stockholder”) from engaging in certain business combinations with us for three years following the date that the interested stockholder became an interested stockholder. These restrictions do not apply if:

•	before the person became an interested stockholder, our board of directors approved either the business combination or the transaction in which the interested stockholder became an interested stockholder;

•	upon completion of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of our outstanding voting stock at the time the transaction commenced, excluding stock held by directors who are also officers of the corporation and stock held by certain employee stock plans; or

•	at or subsequent to such time the interested stockholder became an interested stockholder, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines a “business combination” to include (1) any merger or consolidation involving the corporation and an interested stockholder; (2) any sale, lease, transfer, pledge or other disposition involving an interested stockholder of 10% or more of the assets of the corporation; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to an interested stockholder; (4) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder or (5) the receipt by an interested stockholder of any loans, guarantees, pledges or other financial benefits provided by or through the corporation.

Special Certificate of Incorporation and Bylaw Provisions

Our bylaws contain provisions requiring that advance notice be delivered to the secretary of Cardtronics of any business to be brought by a stockholder before an annual or special meeting of stockholders, including the nomination and election of directors. Generally, such advance notice provisions provide that the stockholder must give written notice to the secretary of Cardtronics not less than 120 days prior to the first anniversary date of the annual meeting for the preceding year in the case of an annual meeting and not later than the close of business on the tenth day following the first day on which the date of the special meeting is publicly announced in the case of a special meeting. The notice must set forth specific information regarding such stockholder and such business or director nominee, as described in our bylaws. Such requirement is in addition to those set forth in the regulations adopted by the SEC under the Exchange Act. Our certificate of incorporation and bylaws provide that the number of directors shall not be fewer than three. Each director shall hold office for the term for which that individual is elected and thereafter until that individual’s successor is elected or until such individual’s earlier death, resignation, retirement, disqualification or removal.

Special meetings of the stockholders for any purpose or purposes may be called at any time by the Chairman of the Board, if any, by a special committee that is duly designated by the Board, or by resolution adopted by the affirmative vote of the majority of the Board of Directors.

Subject to the provisions of our bylaws relating to the voting powers, designations, preferences and relative, participating, optional or other special rights of each class of our capital stock, our bylaws may be amended by the board of directors. Such authority shall not limit the ability of the stockholders to adopt, amend or repeal bylaws.

The foregoing provisions of our certificate of incorporation and bylaws, together with the provisions of Section 203 of the Delaware General Corporation Law, could have the effect of delaying, deferring or preventing a change in control or the removal of existing management, of deterring potential acquirors from making an offer to our stockholders and of limiting any opportunity to realize premiums over prevailing market prices for our common stock in connection therewith. This could be the case notwithstanding that a majority of our stockholders might benefit from such a change in control or offer.

Limitation of Liability of Officers and Directors

Delaware law authorizes corporations to limit or eliminate the personal liability of officers and directors to corporations and their stockholders for monetary damages for breach of officers’ and directors’ fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, officers and directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by Delaware law, officers and directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables corporations to limit available relief to equitable remedies such as injunction or rescission.

Our certificate of incorporation limits the liability of our officers and directors to us and our stockholders to the fullest extent permitted by Delaware law. Specifically, our officers and directors will not be personally liable for monetary damages for breach of an officer’s or director’s fiduciary duty in such capacity, except for liability:

•	for any breach of the officer’s or director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the officer or director derived an improper personal benefit.

The inclusion of this provision in our certificate of incorporation may reduce the likelihood of derivative litigation against our officers and directors, and may discourage or deter stockholders or management from bringing a lawsuit against our officers and directors for breach of their duty of care, even though such an action, if successful, might have otherwise benefitted us and our stockholders. Our certificate of incorporation provides indemnification to our officers and directors and certain other persons with respect to certain matters to the maximum extent allowed by Delaware law as it exists now or may hereafter be amended. These provisions do not alter the liability of officers and directors under federal securities laws and do not affect the right to sue (nor to recover monetary damages) under federal securities laws for violations thereof.

We entered into an indemnification agreement with each of our directors. The indemnification agreements provide that we indemnify each of our directors to the fullest extent permitted by Delaware General Corporation Law. This means, among other things, that we must indemnify the indemnitee against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement that are actually and reasonably incurred in an action, suit or proceeding by reason of the fact that the person is serving or has served (1) as a director of Cardtronics, (2) in any capacity with respect to any employee benefit plan of Cardtronics, or (3) as a director, partner, trustee, officer, employee, or agent of any other entity at the request of Cardtronics if the indemnitee acted in good faith and, in the case of conduct in his or her official capacity, in a manner he or she reasonably believed not opposed to the best interests of Cardtronics and with respect to any criminal action or proceeding, the indemnitee had reasonable cause to believe that his or her conduct was lawful. Also, the indemnification agreements require that we advance expenses in defending such an action provided that the indemnitee undertakes to repay the amounts if the person ultimately is determined not to be entitled to indemnification.

In general, the disinterested directors on the board of directors or a committee of the board of directors designated by majority vote of the board of directors have the authority to determine an indemnitee’s right to indemnification. However, such determination may also be made by (1) if there are no such directors, or if such directors so direct, independent legal counsel in a written opinion or (2) the stockholders.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Transfer Agent and Registrar

Our transfer agent and registrar of the common stock is Wells Fargo Shareowners Services.

SELLING STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock held as of February 17, 2010 by the selling stockholders, the number of shares which may be offered from time to time and information with respect to shares to be beneficially owned by the selling stockholders. The selling stockholders may from time to time offer and sell shares of our common stock pursuant to this prospectus or an applicable prospectus supplement. We prepared this table based solely on information provided to us by the selling stockholders, and we have not independently verified such information. At the time of an offering, we will update this table to disclose the number of shares beneficially owned prior to the offering, the number of shares offered in the offering and the number of shares beneficially owned after the offering.

	Shares Beneficially Owned			Shares Offered	Shares Beneficially Owned
	Prior to the Offering			Hereby	After the Offering(1)
	Number	Percentage(2)		Number	Number	Percentage(2)

CapStreet II, L.P.	8,091,222	19.4%
CapStreet Parallel II, L.P.	949,852	2.3
TA IX, L.P.	7,212,298	17.3
TA/Atlantic and Pacific V L.P.	2,884,931	6.9
TA/Atlantic and Pacific IV L.P.	1,243,637	3.0
TA Strategic Partners Fund A L.P.	147,707		*
TA Investors II, L.P.	144,224		*
TA Strategic Partners Fund B L.P.	26,489		*

*	Less than 1.0% of the outstanding common stock.

(1)	Assumes that the selling stockholder disposes of all the shares of common stock covered by this prospectus and does not acquire beneficial ownership of any additional shares. The registration of these shares does not necessarily mean that the selling stockholder will sell all or any portion of the shares covered by this prospectus.

(2)	Based on 41,613,339 shares of our common stock outstanding as of February 17, 2010.

Common Stock Issuances to Selling Shareholders.  During 2001, we issued 1,320,898 shares of our common stock to CapStreet II, L.P. and CapStreet Parallel II, L.P. (collectively, “The CapStreet Group”) for an aggregate amount of $132.09. During 2002, we issued an additional 170,439 shares of our common stock to The CapStreet Group for an aggregate amount of $17.04. In February 2005, concurrent with the investment made by TA Associates, Inc. (“TA Associates”) and the issuance of our Series B Redeemable Convertible Preferred Stock (“Series B Stock”) (discussed below), we repurchased 353,878 common shares from The CapStreet Group. In conjunction with our initial public offering in December 2007, the remaining 1,137,459 common shares held by The CapStreet Group converted into the 9,041,074 common shares it holds as of the date of this prospectus.

Series B Redeemable Convertible Preferred Stock Issuances to Selling Shareholders.  In February 2005, we issued 894,568 shares of our Series B Stock to investment funds controlled by TA Associates (the “TA Funds”) for a per share price of $83.8394, resulting in aggregate gross proceeds of $75.0 million. The Series B shares were convertible into the same number of shares of the Company’s common stock, as adjusted for future stock splits and the issuance of dilutive securities. In June 2007, we entered into a letter agreement with the TA Funds pursuant to which the TA Funds agreed to (i) approve our acquisition of the financial service business of 7-Eleven, Inc. and (ii) not transfer or otherwise dispose of any of their shares of Series B Stock during the period beginning on the date thereof and ending on the earlier of the date the acquisition closed (i.e., July 20, 2007) or September 1, 2007. Pursuant to the terms of the letter agreement, we amended the terms of our Series B Stock in order to increase, under certain circumstances, the number of shares of common stock into which the TA Funds’ shares of Series B Stock would be convertible in the event we completed an initial public offering. In December 2007, we completed our initial public offering, and based on the $10.00 per share offering price and the terms of the letter agreement, the 894,568 shares held by the TA Funds converted into 12,259,286 shares of common stock (on a split-adjusted basis).

In connection with our issuance of Series B Convertible Preferred Stock to the TA Funds in February 2005, all our existing stockholders entered into an investors agreement relating to several matters, only the registration rights provision of which survived our initial public offering in December 2007. Pursuant to the investors agreement, CapStreet II, L.P. (on behalf of itself, CapStreet Parallel II, L.P. and permitted transferees thereof) and TA Associates have the right to demand that we file a registration statement with the SEC to register the sale of all or part of the shares of common stock beneficially owned by them. Subject to certain limitations, we are obligated to register these shares upon CapStreet II, L.P.’s or TA Associates’ demand, for which we will be required to pay the registration expenses. In connection with any such demand registration, the stockholders who are parties to the investors agreement may be entitled to include their shares in that registration. In addition, if we propose to register securities for our own account, the stockholders who are parties to the investors agreement may be entitled to include their shares in that registration. All holders of registrable securities, other than The CapStreet Group and TA Associates, have elected not to register their securities as part of this registration statement.

PLAN OF DISTRIBUTION

We and any selling stockholders may sell the offered securities in and outside the United States (1) through underwriters, brokers or dealers; (2) directly to purchasers, including our affiliates and stockholders; (3) through agents, (4) at prevailing market prices by us directly or through a designated agent, including sales made directly or through the facilities of The Nasdaq Global Market or any other securities exchange or quotation or trading service on which such securities may be listed, quoted or traded at the time of sale or (5) through a combination of any of these methods. The prospectus supplement will include the following information:

•	the terms of the offering;

•	the names of any underwriters, brokers, dealers or agents;

•	the name or names of any managing underwriter or underwriters;

•	the purchase price or public offering price of the securities;

•	the net proceeds to us from the sale of the securities;

•	any delayed delivery arrangements;

•	any underwriting discounts, commissions and other items constituting underwriters’ compensation;

•	any discounts or concessions allowed or reallowed or paid to dealers;

•	any commissions paid to agents;

•	any securities exchange or market on which the securities may be listed.

Sale Through Underwriters or Dealers

If underwriters are used in the sale, the underwriters will acquire the securities for their own account for resale to the public, either on a firm commitment basis or a best efforts basis. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

We may also make direct sales through subscription rights distributed to our existing stockholders on a pro rata basis, which may or may not be transferable. In any distribution of subscription rights to our stockholders, if all of the underlying securities are not subscribed for, we may then sell the unsubscribed securities directly to third parties or may engage the services of one or more underwriters, dealers or agents, including standby underwriters, to sell the unsubscribed securities to third parties.

During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if the offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.

Some or all of the debt securities that we offer though this prospectus may be new issues of securities with no established trading market. Any underwriters to whom we sell such securities for public offering and sale may make a market in those securities, but they will not be obligated to do so and they may discontinue any market making at any time without notice. Accordingly, we cannot assure you of the liquidity of, or continued trading markets for, any debt securities that we offer.

If dealers are used in the sale of securities, we and any selling stockholders will sell the securities to them as principals. The dealers may then resell those securities to the public at varying prices determined by the dealers at the time of resale. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

Direct Sales and Sales through Agents

We and any selling stockholders may sell the securities directly. In that case, no underwriters or agents would be involved. We and any selling stockholders may also sell the securities through agents designated from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the offered securities, and we will describe any commissions payable to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

We and any selling stockholders may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities. We will describe the terms of any such sales in the prospectus supplement.

Remarketing Arrangements

Offered securities may also be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more remarketing firms, acting as principals for their own accounts or as agents for us. Any remarketing firm will be identified and the terms of its agreements, if any, with us and its compensation will be described in the applicable prospectus supplement. Remarketing firms may be deemed to be underwriters, as that term is defined in the Securities Act, in connection with the securities remarketed.

Delayed Delivery Contracts

If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase debt securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

Additional Provisions Applicable to Selling Stockholders

The selling stockholders are subject to the applicable provisions of the Exchange Act and the rules and regulations under the Exchange Act, including Regulation M. This regulation may limit the timing of purchases and sales of any of the shares of common stock offered in this prospectus by the selling stockholders. The anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities for the particular securities being distributed for a period of up to five business days before the distribution. The restrictions may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities for the shares.

General Information

We or the selling stockholders may have agreements with the agents, dealers, underwriters and remarketing firms to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments that the agents, dealers, underwriters or remarketing firms may be required to make.

Agents, dealers, selling stockholders, underwriters and remarketing firms may be customers of, engage in transactions with or perform services for us in the ordinary course of their businesses.

LEGAL MATTERS

Our counsel, Vinson & Elkins L.L.P., Houston, Texas, will pass upon certain legal matters in connection with the offered securities. Any underwriters will be advised about other issues relating to any offering by their own legal counsel.

EXPERTS

The consolidated financial statements of Cardtronics, Inc. as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2008 financial statements refers to a change in the method of accounting for fair value measurements of financial instruments in 2008 and a change in the method of accounting for income tax uncertainties in 2007.

The audited financial statements of the 7-Eleven Financial Services Business as of December 31, 2005 and 2006, and for each of the three years in the period ended December 31, 2006, incorporated in this prospectus by reference to the Current Report on Form 8-K/A of Cardtronics, Inc. dated July 17, 2007, have been audited by PricewaterhouseCoopers LLP, independent accountants. Such financial statements have been incorporated in reliance on the report (which contains an explanatory paragraph relating to the 7-Eleven Financial Services Business restatement of its financial statements as described in Note 1 to the financial statements) of such independent accountants given on the authority of such firm as experts in auditing and accounting.

Common Stock

PRELIMINARY PROSPECTUS SUPPLEMENT

          , 2010